Form 10-K, Exhibit 13
period 1997-12-31
PATHFINDER BANCORP INC
filed 1998-03-30
CIK 1046188

                                  EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

TABLE OF CONTENTS
Letter to Shareholders                                       1
Progressive, Supportive, Reliable
Financial Highlights                                         2
Management Discussion and Analysis                           3
Independent Auditors' Report.
Financial Statements
Statements of Conditions                                    19
Statements of Income                                        20
Statements of Changes in Shareholders' Equity               21
Statements of Cash Flows                                    22
Notes to Financial Statements                               23
Officers, Directors and Managers                            35
Services and Shareholder Information                        36

It is with great pleasure that we present the Annual Report of Pathfinder Bancorp, Inc., the newly-formed Stock Holding Company for Oswego City Savings Bank, to our Shareholders. As we mature as a publicly owned Company, we continue our tradition of growth and success.

The most significant change for your Bank was Shareholder approval for the reorganization of your Bank into PATHFINDER BANCORP, INC., a Mid-Tier Holding Company. This new form of organization will afford your Bank the expanded ability to conduct broader activities. As a result of this advancement, our stock is now registered as PATHFINDER BANCORP, INC. and can be found on the NASDAQ SmallCap stock market listing as PathBcp s.

One of the many measures for the success of any investment is Total Return - or the return to the investor, including stock price appreciation and dividends. In recognition of the price appreciation and the desire to make more shares available to the public, your Board of Directors on January 25, 1998 declared a 3 for 2 stock split payable February 5, 1998. The Bank not only placed in the top 25 in the nation among Thrift Stocks for Total Return of 225% but, in fact, we were number 3. In June 1997, the Bank increased the dividend to stockholders by 40%.

Recognition of the efforts and the impact of individuals on our overall performance was manifested in the promotion of Thomas Schneider and David Schermerhorn as Executive Vice Presidents of your Bank. Tom continues as Chief Financial Officer and David as the head of the Loan Department.

In September 1997, a Definitive Agreement was signed with Oswego County Savings Bank whereby Oswego County Savings Bank will be merged into your Bank. We are in the process of filing the necessary applications with the regulatory agencies and anticipate the successful completion by early Fall 1998. This is a very forward move and most appropriate for the Banks and the community. Your Bank will grow in size to over $300 million in assets and eight offices as a result. The benefits realized should manifest many times over in the future.

In our 139th year, we continue to offer the latest in financial services in an efficient and customer-friendly manner. Again this year, we increased our electronic banking facilities with the addition of an ATM at the newly-opened Dunkin Donuts in Pulaski, N.Y. Our Loan Department has increased the scope and size of its portfolio in every category including the origination of mortgages with the intent to sell into the secondary market. Some of the new products developed include an E-Z open CD which is our way of offering the benefits of higher interest rates to people desirous of participating but not having the necessary amount of money to begin. With as little as $25/month, an E-Z open CD grows and the interest rate increases from the Regular Passbook rate plus 1% as succeeding levels of deposit are attained.

Continuing our commitment to the economic well being of our community, your Bank was recognized twice in 1997 - once by the Greater Oswego Chamber of Commerce for our commitment to economic development and, again, as "The People's Choice" as the best all around Bank by popular vote of the people conducted by The Palladium-Times, our daily newspaper.

1998 represents our 150th year as a City (sesquicentennial) and our 139th year as a State Chartered financial institution. We are proud to present the financial details in this Annual Report which reflect our operating results and our financial condition for the fiscal year ended December 3l, 1997. Total assets increased $6.8 million to $196.8 million, while Shareholder's equity grew to $23.6 million. Net income for the year was $1.9 million, an increase of $583,000 or 45.8%.

While 1997 was a very successful year by all measures, we look forward to continuing our long record of achievement in 1998. We reaffirm our commitment to creating enhanced value for our Shareholders, employees, customers, and the communities we serve. Our goals in 1998 include continued growth in assets, expansion of products and services, increased employee and customer pride, and maximum return for our Shareholders. We are confident of our success in the next year.

                         Sincerely,



                         Chris C. Gagas
                         Chairman, President & CEO

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Oswego City Savings Bank ("City Savings") and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Delaware chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, City Savings' existing mutual holding company, will own a majority of the common stock of the new stock holding company (Pathfinder Bancorp,Inc., which will own 100% of the common stock of Oswego City Savings Bank). On December 30, 1997, the Reorganization was implemented pursuant to the Agreement and Plan of Reorganization approved by the City Savings' stockholders and regulatory authorities. Pursuant to the Reorganization, each share of City Savings' common stock held by existing stockholders of City Savings was exchanged for a share of common stock of Pathfinder Bancorp, Inc.. The Reorganization of City Savings was structured as a tax-free reorganization and accounted for in a manner similar to a pooling of interests.

As of December 31, 1997, the company's total assets and shareholders' equity were $196.8 million and $23.6 million, respectively.
Pathfinder Bancorp, Inc.'s common stock currently trades on the NASDAQ SmallCap Stock Market under the symbol "PBHC".

                                                       1997       1996       1995       1994       1993
---------------------------------------------------------------------------------------------------------------

FOR THE YEAR (In Thousands)

  Interest Income                                  $ 14,168   $ 13,213   $ 12,205   $ 10,443   $  9,858

  Interest Expense                                    6,892      6,414      6,259      4,697      4,062

  Net Interest Income                                 7,276      6,799      5,946      5,746      5,796

  Net Income                                          1,854      1,272        990      1,146      1,802

PER COMMON SHARE (b)

  Net Income:

     Basic and diluted                                 0.66       0.68       0.10         NA         NA

     Book Value                                        8.40       7.22       7.00         NA         NA

  Cash dividends declared                              0.26       0.20       0.00         NA         NA

  Stock Price:

     IOP                                                ---        ---       5.00

     High                                             20.00      7.083      7.167         NA         NA

     Low                                              6.250      5.333      5.583         NA         NA

     Close                                            20.00      6.250       7.00         NA         NA

YEAR END (In Thousands)

  Total assets                                     $196,770   $189,937   $180,752   $170,715   $129,270

  Interest-earning deposits at

     other financial institutions                        --      1,550      8,200     13,627      7,962

  Investment securities                              33,663     36,673     44,932     48,135     33,776

  Mortgage-backed securities                         23,158     22,829      7,953        992      1,408

  Loans Receivable, net:

     Real estate                                    109,543     99,047     91,023     83,563     74,150

     Consumer and other                              10,495      9,695      9,126      6,105      4,663

       Total loans receivable, net                  120,038    108,742    100,149     89,668     78,813

  Intangible assets                                   3,605      3,921      4,236      4,552         --

  Deposits                                          152,399    158,998    158,324    155,764    115,344

  Borrowed funds                                     18,242      7,610         --         --         --

  Notes Payable ESOP                                    430        486        425         --         --

  Equity                                             23,583     21,390     20,751     13,990     12,953

SELECTED PERFORMANCE RATIOS

  Return on average assets                             0.97%      0.69%      0.56%      0.74%      1.40%

  Return on average equity                             8.35       6.09       6.31       8.20      14.99

  Return on tangible equity                            9.28       7.28       5.99      12.14      13.91

  Dividend payout ratio                               26.19      29.37         --        N/A        N/A

  Average equity to average assets                    11.59      11.32       8.74       9.00       9.33

  Equity to total assets                              11.98      11.26      11.47       8.19      10.02

  Net interest rate spread                             3.98       3.88       3.72       4.01       4.68

  Non interest expense to total assets                 2.94       2.82       2.94       2.83       2.72

  Nonperforming loans to

     net loans receivable                              1.28       2.05       0.92       1.24       1.00

  Nonperforming assets to

     total assets                                      1.17       1.54       0.83       1.01       1.24

  Allowance for loan losses

     to net loans receivable                           0.69       0.83       0.35       0.35       0.36

  Number of full service offices                          5          5          5          5          3

  (a) Earnings per share for 1995 are based on the period from November 15, 1995 to December 31, 1995.

  (b) Per Common Share data has been retroactively restated to reflect the three for two stock split paid on February 6, 1988 to Shareholders of record on January 26, 1988.

GENERAL

Throughout the Management's Discussion and Analysis the term, "the Bank", refers to the consolidated entity of Pathfinder Bancorp, Inc. and Oswego City Savings Bank. At December 31, 1997, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Oswego City Savings Bank.

When used in this Annual Report the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Bank's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Bank's market areas and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Bank wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Bank wishes to advise readers that the factors listed above could affect the Bank's financial performance and could cause the Bank's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Bank does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The Bank's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage loans, investment securities and other loans, and its cost of funds consisting of interest paid on deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as by the amount of non interest income, including income from fees and service charges, net gains and losses on sales of securities, and non interest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing costs and income taxes. Earnings of the Bank also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank. In particular, the general level of market rates tends to be highly cyclical.

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Oswego City Savings Bank ("City Savings") and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Delaware chartered corporation as the stock holding company parent of the Bank. Upon completion of the Reorganization, Pathfinder Bancorp, MHC, City Savings' existing mutual holding company, will own a majority of the common stock of the new stock holding company (Pathfinder Bancorp,Inc., which will own 100% of the common stock of Oswego City Savings Bank). On December 30, 1997, the Reorganization was implemented pursuant to the Agreement and Plan of Reorganization approved by the City Savings' stockholders and regulatory authorities. Pursuant to the Reorganization, each share of City Savings' common stock held by existing stockholders of City Savings was exchanged for a share of common stock of Pathfinder Bancorp, Inc.. The Reorganization of City Savings was structured as a tax-free reorganization and accounted for in a manner similar to a pooling of interests.

On September 5, 1997, the Board of Directors of the Bank, in conjunction with the Board of Trustees of Oswego County Savings Bank, a New York State chartered mutual savings bank headquartered in Oswego, New York, announced the adoption of a definitive merger agreement under which the banks will be combined. The proposed transaction is subject to regulatory approval, as well as approval of the shareholders of Pathfinder Bancorp, Inc.. The merger is expected to be completed prior to the end of 1998. As of December 31, 1997, Oswego County Savings Bank had total assets of approximately $112.1 million, deposits of $97.9 million and net worth of $11.2 million.

On January 13, 1998, the Board of Directors of Pathfinder Bancorp, Inc. declared a three for two stock split in the form of a dividend on the holdings company's outstanding common stock. The stock split was paid on February

5, 1998 to shareholders of record as of January 26, 1998. The stock split has been applied retroactively to all per share data reported in the financial statements presented in this report.

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Bank's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Left unresolved, the year 2000 issue could result in a system failure or miscalculations causing disruptions of operations including, but not limited to, a temporary inability to process transactions, calculate interest, or engage in similar normal business activities. In early 1997, the Bank formed a Year 2000 committee to address the issues surrounding the problem. The committee has adopted a policy statement and plan of action to identify, correct, test, and implement solutions to ensure that the Bank's systems are ready to process in the year 2000 and beyond. The policy statement comprises three phases: the assessment phase, the renovation phase, and the validation phase. During 1997, the Bank completed its assessment phase and has identified its computer and electronic software systems that will require modification or replacement. The committee has determined that the required changes are minimal, and that such changes will resolve the Bank's Year 2000 computer systems issues. Testing and implementation of solutions will continue through 1998 with a goal to be fully tested by December 31, 1998. The Bank will utilize both internal and external resources to program, replace, and test the software for Year 2000 modifications. The Bank is also communicating with its third party data processing vendors, as well as its significant suppliers and commercial customers, to determine the Bank's exposure should any of these parties fail to resolve their own significant Year 2000 issues. During 1998, the committee will evaluate the risk from these third parties and establish action plans to reduce or eliminate the risk. In some cases, the Bank will rely on third party information which may be inaccurate and unverifiable. Should third party entities, including Federal and State governments and agencies fail to resolve their own Year 2000 issues, an adverse effect on the Bank could result. The costs of the remedial actions and the date on which the Bank plans to complete the Year 2000 modifications, are based on management's best estimates and assumptions including the continued availability of third party services, their modification plans, and other factors. To date, the cost of the project has been minimal, and the Bank expects the total cost of completing the project to have no material affect on the Bank's results of operations and financial condition.

On March 29, 1996, Bennett Funding Group, Inc., headquartered in Syracuse, NY filed for Chapter 11 bankruptcy protection from its creditors. At March 29, 1996, Oswego City Savings Bank had credit extended on lease financing investments through Bennett Funding Group, Inc. and its affiliates of approximately $1.1 million, in the aggregate. In the third quarter of 1996, the Bank established a specific reserve for loan losses of $420,000 to cover potential losses associated with the Bennett lease investments. During 1996 and 1997 the Bank received payments totaling $470,000 and $356,000, respectively. These payments reduced the Bank's outstanding balance in related lease receivables to $319,000. This amount was charged off, in September 1997, against the previously established reserve of $420,000. Any future receipts of settlement funds, which are not expected to be significant, will be treated as loan loss allowance recoveries.

BUSINESS STRATEGY

The Bank's business strategy is to operate as a well-capitalized, profitable and independent community-oriented savings bank dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans and in investment securities. Specifically, the Bank's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution, maintaining a strong customer base; (ii) maintaining capital in excess of regulatory requirements; (iii) emphasizing investment in one-to-four family residential mortgage loans, and investment securities; and
(iv) maintaining a strong retail deposit base.

Highlights of the Bank's business strategy are as follows:

COMMUNITY-ORIENTED INSTITUTION. The Bank is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Bank believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Bank can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank's ability to provide these services is enhanced by the stability of the Bank's senior management, which has an average tenure with the Bank of over 15 years.

Management believes that the following actions over the past four years have helped to enhance and preserve its' presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton (the "Acquisition"); the expansion of the Bank's small business lending services, the introduction of an investment services unit, the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence, and the signing of a definitive merger agreement with Oswego County Savings Bank.

CAPITAL AND ASSET GROWTH. The Bank's net worth has increased from $13.0 million at December 31, 1993 to $23.6 million at December 31, 1997. The Bank's ratio of shareholders' equity to total assets was 12.0% at December 31, 1997. Total assets have increased by $67.5 million, or 52.2%, since December 31, 1993. The Bank's capital exceeds all regulatory capital requirements (see footnote # 13 of the consolidated financial statements for Pathfinder Bancorp, Inc.).

EMPHASIS ON RESIDENTIAL MORTGAGE LENDING AND INVESTMENT SECURITIES. Since its inception, the Bank has emphasized residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Bank has not been an active purchaser of loans or loan participations. To supplement local mortgage loan originations, the Bank invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the bank reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans.

At December 31, 1997, 91.2% of the Bank's total loan portfolio consisted of loans secured by real estate. In addition, at December 31, 1997, 28.9% of the Bank's total assets consisted of investment securities. Generally, the yield on mortgage loans originated by the Bank is greater than that of investment securities and mortgage-backed securities purchased by the Bank.

STRONG RETAIL DEPOSIT BASE. The Bank has a relatively strong retail base drawn from the five full-service offices in its market area. At December 31, 1997, 55.8% of the Bank's deposit base of $152.4 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money market deposit accounts. In connection with the Acquisition, in 1994 the Bank assumed $42.3 million of deposit liabilities of which $24.5 million consisted of non-interest bearing checking, interest bearing checking and savings deposit accounts, and $17.8 million consisted of certificates of deposit. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.

ASSET AND LIABILITY MANAGEMENT-INTEREST SENSITIVITY ANALYSIS

The extent to which such assets and liabilities are "interest rate sensitive" can be measured by an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and that amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Bank does not maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. In addition, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Bank tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Bank's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real-estate loans and mortgage-backed securities tends to increase, causing the Bank to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Bank's savings accounts. Savings accounts have traditionally provided a source of relatively low cost funding that have demonstrated historically a low sensitivity to interest rate changes. The Bank generally matches a percentage of these, which are deemed core, against longer term loans and investments. In addition, the Bank has sought to extend the terms of its time deposits. In this regard, the Bank has on occasion offered certificates of deposits with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the certificate of deposit to the then prevailing rate for a certificate of deposit with the same term. The Bank has further sought to reduce the term of a portion of its rate sensitive assets by originating one year ARM loans, five year/one year ARM loans (mortgage loans which are fixed rate for the first five years and adjustable annually thereafter), and by maintaining a relatively short term investment securities (original maturities of three to five years) portfolio with staggered maturities. The Bank manages its interest rate sensitivity by monitoring (through simulation and net present value techniques) the impact on it's GAP position, net interest income, and the market value of portfolio equity to changes in interest rates on its current and forecast mix of assets and liabilities. The Bank has an Asset-Liability Management Committee which is responsible for reviewing the Bank's assets and liability policies, setting prices and terms on rate-sensitive products, and monitoring and measuring the impact of interest rate changes on the Bank's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Bank does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the market value of portfolio equity are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk. The results of these techniques are outlined below the GAP table.

At December 31, 1997, the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $13.8 million, representing a cumulative one-year gap ratio of a negative 7.04%.

GAP TABLE

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown. The Bank has assumed that its passbook savings, NOW, and money market accounts which totalled $85.0 million at December 31, 1997 are withdrawn at the annual percentage rates set forth below. These withdrawal rates are based upon historical industry experience. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                  Amounts Maturing or Repricing
                                              Within    3 to 12     1 to 3     3 to 5   5 to 10   More than
                                            3 Months     Months      Years      Years     Years    10 Years     Total
------------------------------------------------------------------------------------------------------------------------------
                                                                     ( Dollars In Thousands)
  Interest-earning assets:
  Real estate loans:
  Residential one-to-four family:
  Market index ARM's                         $19,360   $ 18,131   $  6,555   $  3,801   $   579         --    $ 48,426
     Fixed rate                                  370      1,855      8,787      7,531    10,533      5,159      34,235
     Commercial and multi-family:
     ARM's                                     3,003      4,419      4,199        536        --         --      12,157
     Fixed                                       105        512      2,321      1,902     2,259        486       7,585

     Home equity fixed rate loans                101        325      1,040      1,360     2,517                  5,343
     Home equity line of credit                4,219         --         --         --        --         --       4,219
     Consumer loans                              347      1,229      2,271        428        16         --       4,291
     Commercial business loans                   396        888      3,512      1,676        --      2,888       6,472
     Mortgage-backed securities (1)            2,931      4,659      3,076      4,112     5,357      2,888      23,023
     Investment securities (1)                 5,532      8,104      4,589      2,990     9,429      1,893      32,537
     Interest earning deposits at other
       financial institutions                     --         --         --         --        --         --          --
        Total interest-earning assets        $36,364   $ 40,122   $ 36,350   $ 24,336   $30,690    $10,426    $178,288
------------------------------------------------------------------------------------------------------------------------------

  Interest-bearing liabilities:
     Passbook accounts                       $ 4,587   $ 14.629   $ 19,166   $ 25,555        --         --    $ 63,937
     NOW accounts                              2,536      6,586      4,524         --        --         --      13,646
     Money market accounts                       113         --         --         --        --         --         113
     Certificate accounts                     16,947     27,691     19,168      3,253        --         --      67,059
     Repurchase agreements                    13,692      3,550      1,000         --        --         --      18,242
       Total interest-bearing liabilities    $37,875   $ 52,456   $ 43,858   $ 28,808   $     0    $     0    $162,997
------------------------------------------------------------------------------------------------------------------------------
  Interest-earning assets less interest-
  bearing liabilities ("interest rate
  sensitivity gap")                           (1,511)   (12,334)    (7,508)    (4,472)   30,690     10,426
  Cumulative excess (deficiency) of
     interest-sensitive assets over
     interest-sensitive liabilities           (1,511)   (13,845)   (21,353)   (25,825)    4,865     15,291
  Interest sensitivity gap
     to total assets                            -.77%     -6.27%     -3.82%     -2.27%    15.60%      5.30%
  Cumulative interest sensitivity gap
     to total assets                            -.77%     -7.04%    -10.85%    -13.12%     2.47%      7.77%
  Ratio of interest-earning assets to
     interest-bearing liabilities              96.01%     76.49%     82.88%     84.48%       --         --
  Cumulative ratio of interest-earning
     assets to interest-bearing liabilities    96.01%     84.67%     84.09%     84.16%   102.98%    109.38%

(1)  Mortgage backed and Investment Securities are presented at amortized cost.
--------------------------------------------------------------------------------

NOW, passbook and money market accounts will decay at the following rates:

                                                Over 1    Over 3
                                      1 Year   through   through      Over
                                     Or Less   3 Years   5 Years   5 Years
--------------------------------------------------------------------------------
  Now accounts.....................       66%       34%      ---       ---
  Passbook, club account...........       30%       30%       40%      ---
  Money market deposit accounts....      100%      ---       ---       ---

The above assumptions are annual percentage rates based on remaining balances and should not be regarded as indicative of the actual withdrawals that may be experienced by the Bank. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, interest rates on certain types of liabilities may fluctuate in advance of or lag behind changes in market interest rates. Moreover, in the event of a change in interest rates, withdrawal levels would likely deviate significantly from those assumed in calculating the table.

CHANGES IN NET INTEREST INCOME AND NET PORTFOLIO VALUE. The following table measures the Bank's interest rate risk exposure in terms of the percentage change in its net interest income and net portfolio value as a result of hypothetical changes in 100 basis point increments in market interest rates. Net portfolio value (also referred to as market value of portfolio equity) represent the fair value of net assets ( determined as the market value of assets minus the market value of liabilities). The table quantifies the changes in net interest income and net portfolio value to parallel shifts in the yield curve. The column "Net Interest Income Percent Change" measures the change to the next twelve month's projected net interest income, due to parallel shifts in the yield curve. The column "Net Portfolio Value Percent Change" measures changes in the current net mark-to-market value of assets and liabilities due to parallel shifts in the yield curve. The base case assumes December 31, 1997 interest rates. The Bank uses these percentage changes as a means to measure interest rate risk exposure and quantifies those changes against guidelines set by the Board of Directors as part of the Bank's Interest Rate Risk policy. The bank's current interest rate risk exposure is within those guidelines set forth.

CHANGE IN INTEREST RATES
   INCREASE(DECREASE)
    BASIS POINTS         NET INTEREST INCOME   NET PORTFOLIO VALUE
    (Rate Shock)          PERCENTAGE CHANGE     PERCENTAGE CHANGE
   --------------        -------------------   -------------------
       300                            -13.47%               -28.60%
       200                             -8.58                -19.27
       100                             -4.07                 -9.45
    Base Case                           -                       -
       (100)                            3.37                  6.87
       (200)                            6.80                 13.11
       (300)                           10.31                 20.32

CHANGES IN FINANCIAL CONDITION

COMPARISON AT DECEMBER 31, 1997 AND DECEMBER 31, 1996.

Total assets increased $6.8 million, or 3.6%, to $196.8 million at December 31, 1997 from $189.9 million at December 31, 1996. The increase in assets is primarily the result of increases in the balance of net loans receivable to $120.0 million from $108.7 million, an increase of $11.3 million, or 10.4%. This increases was primarily attributable to the continued deployment of maturing short term investments and excess liquidity to fund the demand for the Bank's loan products, principally one to four family mortgage loans and commercial real estate loans. Additionally, the Bank began originating mortgage loans underwritten to conform to the standards of the Federal National Mortgage Association ("FNMA") for the purpose of securitizing and selling such loans into the secondary market. These originations consist of 15 year and 30 year fixed rate mortgages. The purpose of undertaking this strategy is to further penetrate the mortgage market in the Bank's market area and expand mortgage underwriting into new geographic regions without incurring the credit risk of holding such loans in the Banks portfolio. The Bank intends to service these mortgages and will recognize fee income from the amortization of mortgage servicing rights. At December 31, 1997, the Bank's mortgage loans-held for sale was $1.5 million. Increases also occurred in the following areas: mortgage-backed securities increased $329,000, premises and equipment increased $336,000, other real estate owned increased $67,000, and other assets increased $626,000. These increases were partially offset by decreases in cash and due from banks and interest-earning deposits at other financial institutions of $4.0 million to $4.3 million from $8.3 million, investment securities of $2.9 million to $33.7 million from $36.5 million, and intangible assets of $316,000 to $3.6 million from 3.9 million.

Non-performing loans (defined as loans past due 90 days or more) decreased $460,000, or 23.0%, to $1.5 million at December 31, 1997, from $2.0 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 1997 was 1.3% compared to 1.8% at December 31, 1996. The Bank's allowance for loan losses to total loans and non-performing loans was .67% and 53.8%, respectively, at December 31, 1997.

Total liabilities increased $4.6 million, or 2.8%, to $173.2 million from $168.5 million. The increase was primarily attributable to a $10.6 million increase in borrowed funds to $18.2 million at December 31, 1997, from $7.6 million at December 31, 1996. The increase in borrowing was partially offset by a decrease in deposits of $6.6 million, or 4.2%, to $152.4 million from $159.0 million. The borrowings, consisting of 1 and 2 year term advances, 90 day reverse repurchase agreements, and an overnight line of credit, were utilized to fund the Bank's growth in its loan portfolio. The decrease in deposits is primarily attributable to a shift in consumer preferences from lower fixed rate deposits to the higher potential returns of equity securities. The Bank's investment unit, an agency relationship with a third party vendor, participated in a portion of this shift. Investments by Bank depositors in the Bank's investment unit totaled approximately $1.5 million during 1997. The Bank recognizes fee income on these transactions. The decrease in deposits, especially passbook savings accounts, has caused the Bank to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Bank having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans. Other liabilities increased $663,000, or 45.6%, to $2.1 million at December 31, 1997 from $1.5 million at the prior fiscal year end.

Shareholders' equity increased $2.2 million, or 10.3%, to $23.6 million at December 31, 1997 from $21.4 million at December 31, 1996. The increase is attributable to net income of $1.9 million, an increase in the unrealized appreciation on investment securities available for sale of $330,000, a net decrease in unearned ESOP shares of $127,000, and in unearned stock based compensation plans of $367,000, partially offset by dividends declared of $486,000.

COMPARISON AT DECEMBER 31, 1996 AND DECEMBER 31, 1995.

Total assets increased $9.0 million, or 5.0%, to $189.9 million at December 31, 1996 from $180.9 million at December 31, 1995. The increase in assets is primarily the result of increases in the balance of net loans receivable to $108.7 million from $100.1 million and mortgage-backed securities to $22.8 million from $8.0 million. These increases were primarily attributable to the continued deployment of maturing short term investments and excess liquidity into higher yielding assets. These increases were partially offset by decreases in interest-earning deposits at other financial institutions to $1.6 million from $8.2 million, and investment securities to $36.7 million from $44.9 million.

Non-performing loans increased $1.1 million, or 117.4%, to $2.0 million at December 31, 1996, from $919,000 at the end of the prior year. The increase in non-performing loans is primarily the result of higher delinquent payments on one-to-four family and multi-family real estate mortgages. The average loan-to-value collateral ratios on these mortgage is approximately 65%. The non-performing loans to total loans ratio at December 31, 1996 was 1.8% compared to
 .9% at December 31, 1995. The Bank's allowance for loan losses to total loans and non-performing loans was .82% and 45.4%, respectively, at December 31, 1996. While it is management's intention to improve these coverage ratios, it is not anticipated that the level of non-performing loans will significantly impact the Bank's future earnings. Management plans to continue regular increases in the allowance for loan loss while controlling the level of non-performing loans through collections management.

Total liabilities increased $8.3 million, or 5.2%, to $168.5 million from $160.2 million. The increase was primarily attributable to a $7.6 million increase in borrowed funds, and a $674,000, or .4%, increase in deposits. The bank had no borrowed funds at December 31, 1995. The borrowed funds were obtained from a repurchase agreement with Morgan Stanley and Company. The total contractual line with Morgan Stanley and Company was $10 million at December 31, 1996. The increase in total liabilities was also attributable to an increase in notes payable on an ESOP loan of $61,000, or 14.4%, to $486,000 and an increase of $2,000 in other liabilities to $1.4 million at December 31, 1996.

Shareholders' equity increased $639,000 to $21.4 million at December 31, 1996 from $20.8 million at December 31, 1995. The increase is attributable to net income of $1.3 million, partially offset by a decrease in the unrealized appreciation on investment securities available for sale of $209,000, dividends declared of $373,000, and a net increase in unearned ESOP shares of $60,000.

RESULTS OF OPERATIONS

GENERAL

The Bank had net income of $1.9 million, $1.3 million, and $990,000 for the fiscal years ended December 31, 1997, 1996 and 1995, respectively. The increase in net income for the year ended December 31, 1997, compared to 1996 resulted primarily from increases in net interest income of $477,000, or 7.0%, to $7.3 million, and non-interest income of $400,000, or 40.8%, to $1.4 million, as well as a $375,000 decrease in the provision for loan losses. The increased income was partially offset by an increase in non-interest expense of $413,000, or

7.7%, and an increase in the provision for income taxes of $256,000. The Bank's return on average assets and return on shareholders' equity for the years ended December 31, 1997, 1996 and 1995 were .97% and 8.35%, .69% and 6.09%, and .56%
and 6.31% , respectively. These performance ratios tend to be below the Bank's peer group during the period. The peer group is derived from the FDIC Uniform Bank Performance Report and comprises all FDIC insured savings banks having assets between $100 million and $300 million. The peer groups return on average assets for the periods ended September 30, 1997 and December 31, 1996 and 1995 were .97%, .82%, and .94%, respectively. The peer groups return on average equity for the periods ended September 30, 1997 and December 31, 1996 and 1995 were 9.10%, 7.72%, and 8.89%, respectively. The primary reasons for lower than peer returns are higher operating expenses, as a percent of total assets, and higher levels of shareholders' equity to total assets. Management is committed to decreasing it's operating expenses as a percentage of total assets and effectively leveraging it's equity to provide results which meet or exceed the Bank's peers group. Management believes that a well structured and executed merger with Oswego County Savings Bank will create a combined organization with a level of critical mass and synergies of operation to allow the Bank to achieve these goals.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

INTEREST INCOME

Interest income increased by $955,000, or 7.2%, to $14.2 million for the year ended December 31, 1997 from $13.2 million for the year ended December 31, 1996. The increase in interest income was principally attributable to an increase of $9.9 million, or 6.0%, in the average balance of interest earning-assets, to $176.0 million from $166.0 million, and an increase in the average yield on interest-earning assets to 8.16% from 8.06%. The increase in average interest-earning assets was primarily attributable to the deployment of an additional $10.6 million in borrowed funds, partially offset by a reduction in deposits of $6.6 million. The utilization of borrowed funds, and a re-deployment of short term investments resulted in a $9.5 million increase in the average balance of real estate loans, a $6.9 million increase in the average balance of mortgage-backed securities, and decreases of $2.5 million in the average balance of investment securities and $3.8 million in the average balance of interest-earning deposits in other financial institutions. The average balance on consumer and other loans decreased by $177,000. The increase in the average yield on interest-earning assets was primarily attributable to the restructuring of the balance sheet from short term investments into higher yielding, longer term mortgage backed securities and real estate loans, including commercial real estate, and the origination of commercial business loans at rates higher than the existing real estate loan portfolio. The shift in earning assets from shorter to longer-term investments increases the Bank's interest rate sensitivity. More specifically, in a rising rate environment, the cost of interest-bearing liabilities is likely to rise more rapidly than the yield on interest earning assets resulting in a compression of net interest rate spread. (For more information regarding the impact of changes in interest rates on the Bank's earnings see "Asset and Liability Management - Interest Sensitivity Analysis")

Interest income on real estate loans increased $721,000, or 8.7%, to $9.0 million for the year ended December 31, 1997, from $8.3 million for the year ended December 31, 1996. The increase was due to a $9.5 million, or 10.1%, increase in the average balance of real estate loans, partially offset by a decrease in the average yield on real estate loans of 10 basis points to 8.66% from 8.76%. The increase in the average balance on real estate loans was principally due to the origination of fixed rate mortgages with terms from 10 to 30 years, adjustable rate mortgages with a fixed rate of interest for the first five years adjustable annually thereafter, and commercial real estate loans. Fixed rate mortgages with terms greater than 20 years are principally originated with the intent to sell those loans into the secondary market. The decrease in the average yield on real estate loans was principally due to the reduction in medium and long term market interest rates that occurred during the second half of 1997.

Interest income on consumer and other loans increased $87,000, or 8.6%, to $1.1 million for the year ended December 31, 1997 from $1.0 million for the year ended December 31, 1996. The increase was due to an increase in the average yield on consumer and other loans to 10.87% from 9.84%, partially offset by a decrease in the average balance on consumer and other loans of $177,000, or 1.7%, to $10.1 million from $10.2 million. The increase in the average yield on consumer and other loans reflects the Bank's continuing efforts to provide lending to qualified local businesses, which tend to carry higher interest rates. The decrease in the average balance on consumer and other loans results from softer demand in consumer lending for higher rate unsecured loans.

Interest income on mortgage-backed securities increased $496,000, or 45.2%, to $1.6 million from $1.1 million. The increase was attributable to a $6.9 million, or 42.5%, increase in the average balance on mortgage-backed securities to $23.2 million from $16.3 million, as well as an increase in the average yield on mortgage-backed securities to 6.84% from 6.71%. The increase in the average balance on mortgage-backed securities was due to the deployment of borrowed funds into mortgage-backed securities as part of a strategy, during the first half of 1997, to leverage the Bank's strong capital position to increase incrementally net interest income. The use of short term borrowings for investment into longer term securities, such as mortgage-backed securities, increases the sensitivity of the Bank's earnings to future increases in interest rates. As part of engaging in such a strategy, the Bank performed extensive analysis on the interest rate sensitivity of its entire balance sheet. Historically, savings account deposit interest rates have not adjusted commensurate with market interest rate movements and, more specifically, has tended to lag upward adjustments in market interest rates. The Bank's large base of savings account deposits tends to mitigate the otherwise potential negative ramifications of rising market interest rates. Bank policy on leverage transactions dictates that such transactions be "unwound" (by selling the security and paying down the borrowing) if interest rate movements result in a compression of the original spread beyond certain levels. The unwinding of such transactions during a period of sharply rising interest rates would likely result in the realization of losses on sales of securities.

Interest income on investment securities decreased $105,000, or 4.0%, to $2.5 million for the year ended December 31, 1997 from $2.6 million for the year ended December 31, 1996, notwithstanding an increase in the average yield on investment securities to 7.10% from 6.91%, on a tax equivalent basis. The decrease in interest income was primarily attributable to a $2.5 million, or 6.6%, decrease in the average balance of investment securities to $35.6 million at December 31, 1997 from $38.1 million at the end of the prior year. The decrease in the average balance of investment securities is the result of funds from maturities and redemptions being reinvested in the Bank's real estate loan portfolio rather than reinvested in investment securities. The increase in the average yield on investment securities, on a tax equivalent basis, was primarily due to the maturity and redemption of securities with lower interest rates than those securities remaining in the portfolio. Interest income on interest-earning deposits decreased $221,000, or 56.1%, to $173,000 for the year ended December 31, 1997 from $394,000 for the prior year. The decrease was due to a $3.8 million, or 52.4%, decrease in the average balance on interest-earning deposits and a decrease in the average yield on such deposits to 5.05% from 5.47%.

INTEREST EXPENSE

Interest expense increased $478,000 or 8.0%, to $6.9 million for the year ended December 31 1997, from $6.4 million for the prior year. The increase was primarily attributable to a shift in passbook savings accounts to higher rate certificates of deposit and an increase in interest expense associated with borrowings. Interest expense on savings and club accounts decreased $117,000, or 5.6%, while the interest expense on term deposits increased $89,000, or 2.3%. The average balance on savings and club accounts decreased $4.0 million, to $65.4 million for the year ended December 31, 1997 from $69.4 for the prior year, while the average cost of such deposits remained 3.01%. The average balance on time deposits increased $1.1 million, or 1.6%, to $70.6 for the year ended December 31, 1997 from $69.5 million at December 31, 1996, while the average cost of time deposits increased to 5.63% from 5.59%. The Bank's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York, funds obtained through repurchase agreements("repos"), and a loan by another financial institution to finance the purchase of shares of the Bank's common stock for the Employee Stock Ownership Plan ("ESOP"). The average balance on the term and overnight advances for the year ended December 31, 1997 was $1.1 million, at an average cost of 6.93%, resulting in interest expense of $66,000. The average balance on the repos for the year ended December 31, 1997 was $8.4 million, at an average cost of 5.68%, resulting in interest expense of $475,000. The ESOP loan had an average balance of $465,000, at an average cost of 7.41%, resulting in $34,000 in interest expense for the year.

Average Balance Sheet

The following table sets forth certain information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 1997, using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.

                                                                     Years Ended December 31,
                                            1997                              1996                              1995
------------------------------------------------------------------------------------------------------------------------------------

                                Average               Average     Average               Average     Average               Average
                                Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------

                                                                          (in thousands)
 Interest Earning Assets:
  Real Estate Loans            $103,600    $ 8,971        8.66%  $ 94,126   $  8,250        8.76%  $ 88,163    $ 7,533        8.54%
  Consumer & Other Loans         10,051      1,093       10.87%    10,228      1,006        9.84%     7,816        792       10.13%
  Mortgage-backed Securities     23,244      1,591        6.84%    16,312      1,095        6.71%     3,292        231        7.02%
  Taxable investment
   securities                    29,160      1,974        6.77%    32,643      2,148        6.58%    44,865      2,834        6.32%
  Non-taxable investment
   securities                     6,432        554        8.61%     5,471        485        8.86%     4,561        417        9.14%
  Interest-earning deposits       3,426        173        5.05%     7,206        394        5.47%     9,445        539        5.71%
------------------------------------------------------------------------------------------------------------------------------------

   Total interest-earning
    assets                     $175,913    $14,356        8.16%  $165,986   $ 13,378        8.06%  $158,142    $12,346        7.81%

 Non Interest Earning Assets:
  Other assets                   16,017                            18,671                            19,240
  Allowance for loan losses        (936)                             (492)                             (329)
   Net unrealized gains
    (losses)
   on available for sale
    portfolio                       648                               366                               402
     Total Assets              $191,642                          $184,531                          $177,455
------------------------------------------------------------------------------------------------------------------------------------

  Interest-bearing
   Liabilities:
  Now accounts                 $ 13,346    $   341        2.56%  $ 12,709   $    322        2.53%  $ 12,830    $   357        2.78%
  Savings and club accounts      65,383      1,971        3.01%    69,354      2,088        3.01%    75,270      2,256        3.00%
  Time deposits                  70,591      3,975        5.63%    69,470      3,886        5.59%    65,047      3,643        5.60%
  Borrowings                     10,677        639        5.98%     1,894        118        6.23%        35          3        8.57%

  Total Interest bearing
   liabilities                 $159,997    $ 6,926        4.33%  $153,427   $  6,414        4.18%  $153,182    $ 6,259        4.09%
------------------------------------------------------------------------------------------------------------------------------------

  Non-Interest-Bearing
   Liabilities:
  Demand deposits                 7,633                             7,869                             6,789
    Other liabilities             1,798                             2,345                             1,793
------------------------------------------------------------------------------------------------------------------------------------

     Total liabilities                     169,428                163,641    161,764
  Shareholder's equity           22,214                            20,890                            15,691
------------------------------------------------------------------------------------------------------------------------------------

  Total liabilities &
   shareholder's equity        $191,642                          $184,531                          $177,455

 Net interest income                       $ 7,430                          $  6,964                           $ 6,087

 Net interest rate spread                                 3.83%                             3.88%                             3.72%

 Net interest margin                                      4.22%                             4.20%                             3.85%
------------------------------------------------------------------------------------------------------------------------------------

 Ratio of average
  interest-earning assets
  to average
   interest-bearing
   liabilities                                          109.95%                           108.19%                           103.24%
------------------------------------------------------------------------------------------------------------------------------------


RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change.

                                                                             Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                1997 vs. 1996                     1996 vs. 1995
                                                        Increase (Decrease) Due to           Increase (Decrease) Due to
-----------------------------------------------------------------------------------------------------------------------------
                                                                        Total
                                                                       Increase
                                                   Volume    Rate     (Decrease)         Volume       Rate      (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              (in thousands)
Interest Income:
   Real estate loans                                $ 817     ($96)     $ 721             $ 519        $198       $  717
   Consumer and other loans                           (17)     104         87               238         (24)         214
   Mortgage-backed securities                         474       22        496               875         (11)         864
   Taxable investment securities                     (235)      61       (174)             (800)        114         (686)
   Non-taxable investment securities                   83      (14)        69                82         (14)          68
   Interest-earning deposits                         (193)     (28)      (221)             (123)        (22)        (145)
-----------------------------------------------------------------------------------------------------------------------------
      Total interest income                           929       49        978               791         241        1,032
Interest Expense:
   Now and escrow accounts                             15        4         19                (3)        (32)         (35)
   Savings and club accounts                         (117)       0       (117)             (181)         13         (168)
   Time deposits                                       62       27         89               250          (7)         243
   Borrowings                                         493       (6)       487               116          (1)         115
Total Interest expense:                               453       25        478               182         (27)         155
-----------------------------------------------------------------------------------------------------------------------------
Net change in interest
  income                                            $ 476    $  24      $ 500             $ 609        $268       $  877
-----------------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME

Net interest income increased $478,000, on a tax equivalent basis, for the year ended December 31, 1997 as compared to December 31, 1996. The increase occurred due to an increase in the ratio of average interest-earning assets to average interest bearing liabilities to 110.27% from 108.19%, partially offset by a decrease in the Bank's net interest rate spread to 3.84% from 3.88%. These ratios are the result of a $9.9 million, or 6.0%, increase in average interest-earning assets, and an increase in the average yield on interest-earning assets to 8.16% from 8.06%. These increases were offset in part by an increase in the average balance of interest bearing liabilities of $6.1 million, or 4.0%, and an increase in the average cost on interest bearing liabilities to 4.32% from 4.18%.

PROVISION FOR LOAN LOSSES.

The Bank maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the bank's actual loss experience, as well as standards applied by the FDIC. The Bank established a provision for possible loan losses for the year ended December 31, 1997 of $261,000 as compared to a provision of $636,000 for the year ended December 31, 1996. The decrease in the provision for loan losses was partially attributable to a $420,000 specific reserve established in September 1996 for the Bank's investments in lease finance packages acquired from the Bennett Funding Group. The Bank's loan loss provision for 1997 increased $45,000 over the prior year, after adjusting for the specific provision in 1996. The Bank's allowance for loan losses as a percentage of net loans receivable at December 31, 1997 was .68%.

NON INTEREST INCOME

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and other operating income.

Non interest income increased $400,000, or 40.8%, to $1.4 million for the year ended December 31, 1997, as compared to $979,000 for the year ended December 31, 1996. The increase in non interest income was primarily attributable to an increase in fees and service charges of $52,000, or 9.1%, to $622,000 from $570,000 additional gains on the sale of investment securities of $228,000, an increase in other charges, commissions, and fees to $371,000 from $265,000, and an increase in mortgage servicing fees of $12,000. The increase in fees and service charges is primarily attributable to higher fees on checking accounts and increased mortgage servicing activity, as well as a $56,000 increase in fees generated by the Bank's investment unit. The gains on the sale of investment securities is the result of the recognition of the unrealized increased market value on the Bank's investment in the IIMF mutual fund. The increase in other charges and commissions is primarily the result of the recognition of increases in the cash surrender value on life insurance policies used to fund deferred and supplemental compensation plans.

NON INTEREST EXPENSE

Non interest expense increased $413,000, or 7.7%, to $5.8 million for the year ended December 31, 1997 from $5.4 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $573,000, or 24.4%, data processing costs of $12,000, or 3.2%, professional service expense increases of $7,000, and other expense increases of $48,000, or 5.5%. The increases in the employee compensation and benefits is primarily the result of recognition of the impact of the increase in the market value on the Bank's common stock on the stock based compensation plans. The increases were partially offset by a decrease in occupancy costs of $25,000, or 3.6%, and a reduction, in deposit insurance premiums of $203,000. The Bank's overhead and efficiency ratios for the years ended December 31, 1996 were 3.01% and 60.45%, respectively. The stock based compensation plan expenses and the Bank's amortization of goodwill represent non-cash expenses. If these non-cash expenses were deducted from the Bank's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1997, would be 2.69% and 51.83%, respectively. The Bank's efforts to prepare its data processing systems for the impact of the Year 2000 were not a significant component of expense in 1997 and are not expected to materially impact earnings in the future.

INCOME TAX EXPENSE

Income tax expense increased $256,000, or 50.7% to $762,000 for the year ended December 31, 1997 from $506,000 for the prior year. The increase in income tax expense reflected higher pre-tax income during the year.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996, AND 1995

INTEREST INCOME

Interest income increased by $1.0 million, or 8.3%, to $13.2 million for the year ended December 31, 1996 from $12.2 million for the year ended December 31, 1995. The increase in interest income was principally attributable to an increase of $7.8 million, or 5.0%, in the average balance of interest earning-assets, to $166.0 million from 158.1 million, and an increase in the average yield on interest-earning assets to 8.06% from 7.81%. The increase in average interest-earning assets was primarily attributable to the deployment of $7.6 million in borrowed funds and increased deposits of $674,000. The utilization of these additional funds, and a re-deployment of short term investments resulted in a $5.9 million increase in the average balance of real estate loans, a $2.4 million increase in the average balance of consumer and other loans, a $13.0 million increase in the average balance of mortgage-backed securities, and decreases of $11.3 million in the average balance of investment securities and $2.2 million in the average balance of interest-earning deposits in other financial institutions. The increase in the average yield on interest-earning assets was primarily attributable to this deployment of short term investments into higher yielding investments, upward rate increases on adjustable rate mortgages, and the origination of commercial loans at rates higher than the existing real estate loan portfolio.

Interest income on real estate loans increased $717,000, or 9.5%, to $8.3 million for the year ended December 31, 1996, from $7.5 million for the year ended December 31, 1995. The increase was due to a $6.0 million, or 6.8%, increase in the average balance on real estate loans, combined with an increase in the average yield on real estate loans to 8.76% from 8.54%. The increase in the average balance on real estate loans was principally due to the origination of fixed rate mortgages with terms from 10 to 20 years and commercial real estate loans.

Interest income on consumer and other loans increased $214,000, or 27.0%, to $1.0 million for the year ended December 31, 1996 from $792,000 for the year ended December 31, 1995. The increase was due to an increase in the average balance on consumer and other loans of $2.4 million, or 30.9%, partially offset by a decrease in the average yield to 9.84% from 10.13%. The increase in the average balance on consumer and other loans reflects the Bank's continuing efforts to provide lending to qualified local businesses and an increased focus on the consumer loan portfolio. The decrease in the average yield on these loans reflects the Bank's pricing to the competitive rates provided on business loans in response to the interest rate environment in the market area.

Interest income on mortgage-backed securities increased $864,000, or 374.5%, to $1.1 million from $231,000. The increase was attributable to a $13.0 million, or 395.5%, increase in the average balance of mortgage-backed securities to $13.0 million from $3.3 million, partially offset by a decrease in the average yield on mortgage-backed securities to 6.71% from 7.02%. The increase in the average balance of mortgage-backed securities was due to the deployment of borrowed funds and cash flows from maturing short term corporate and government agency bonds, into higher yielding asset-backed securities. The emphasis on mortgage-backed securities is part of a strategic realignment and diversification of the securities portfolio to utilize loan surrogate products to increase interest income without accepting undue interest rate risk. Mortgage-backed securities, however, do contain embedded options in that the mortgagee may pre-pay principal at any time during the life of the loan. Historically, prepayments have tended to occur more rapidly in lower interest rate environments, which may cause the Bank to invest these cash flows in lower yielding alternatives.

Interest income on investment securities decreased $642,000, or 20.6%, to $2.5 million for the year ended December 31, 1996 from $3.1 million for the year ended December 31, 1995, notwithstanding an increase in the average yield on investment securities to 6.91% from 6.58%, on a tax equivalent basis. The decrease in interest income was primarily attributable to an $11.3 million, or 22.9%, decrease in the average balance on investment securities to $38.1 million at December 31, 1996 from $49.4 million at the end of the prior year. The decrease in the average balance of investment securities and the increase in the average yield earned on investment securities is consistent with the Bank's strategy of divesting the portfolio of shorter term, lower yielding corporate and agency bonds. Interest income on interest-earning deposits decreased $145,000, or 26.9%, to $394,000 for the year ended December 31, 1996 from $539,000 for the prior year. The decrease was due to a $2.2 million, or 23.7%, decrease in the average balance on interest-earning deposits and a decrease in the average yield on such deposits to 5.47% from 5.71%.

INTEREST EXPENSE

Interest expense increased $155,000, or 2.5%, to $6.4 million for the year ended December 31 1996, from $6.3 million for the prior year. The increase was primarily attributable to an increase in interest expense on borrowings. The borrowings consist of a loan by another financial institution to finance the purchase of shares of the Bank's common stock for the Employee Stock Ownership Plan("ESOP"), and funds obtained through repurchase agreements("repos"). The average balance on the repos for the year ended December 31, 1996 was $1.5 million, at an average cost of 5.90%, resulting in interest expense of $87,000. The ESOP loan had an average balance of $422,000, at an average rate of 7.34%, resulting in $31,000 in interest expense for the year. Interest expense on deposits increased $40,000, or .6%. The decrease in the average balance on deposits of $1.6 million to $151.5 million at December 31, 1996 from $153.1 million for the prior year, was more than offset by an increase in the average cost of deposits to 4.15% from 4.08%.

NET INTEREST INCOME

Net interest income, on a tax equivalent basis, increased $877,000 for the year ended December 31, 1996 as compared to December 31, 1995. The increase in net interest income resulted from a $7.8 million increase in average interest-earning assets, and an increase in the average yield on interest-earning assets to 8.06% from 7.81%. These increases were offset in part by an increase in the average cost on interest bearing liabilities to 4.18% from 4.09%. The result is that the Bank's net interest rate spread rose to 3.88% from 3.72%.

PROVISION FOR LOAN LOSSES.

The Bank established a provision for possible loan losses for the year ended December 31, 1996 of $636,000 as compared to a provision $103,000 for the year ended December 31, 1995. The increase in the provision for loan losses was partly attributable to a $420,000 specific reserve established for the Bank's investments in lease finance packages acquired from the Bennett Funding Group. The Bank's allowance for loan losses as a percentage of net loans receivable at December 31, 1996 was .83%.

NON INTEREST INCOME

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and other operating income.

Non interest income increased $164,000, or 20.0%, to $979,000 for the year ended December 31, 1996, as compared to $816,000 for the year ended December 31, 1995. The increase in non interest income was primarily attributable to an increase in fees and service charges to $608,000 from $472,000, an increase of 28.8%, additional gains on the sale of investment securities of $62,000, and an increase in other charges, commissions, and fees to $265,000 from $245,000. These increases for the year ended December 31, 1996 were partially offset by a rebate received on FDIC insurance of $54,000 in the prior year. The overall increase in non interest income reflects the Bank's strategy to diversify and increment its sources of income. One such strategy was the introduction of investment services, initiated in June 1996, which resulted in additional income of $53,000 for the year ended December 31, 1996.

NON INTEREST EXPENSE

Non interest expense increased $55,000, or 1.0%, to $5.4 million for the year ended December 31, 1996 from $5.3 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $64,000, or 2.3%, building occupancy expense increases of $31,000, professional service expense increases of $226,000, and other expense increases of $98,000. The increases in the professional service expenses were the result of additional attorney fees, consulting fees and advertising expense. A portion of these additional fees are attributable to events which are not considered to be recurring. These increase were partially offset by reductions in expense associated with data processing of $34,000, and a reduction of deposit insurance premiums of $90,000 to $236,000 from $325,000. Non interest expense for the year ended December 31, 1995 was also impacted by a $240,000 reserve against possible losses due to the liquidation of Nationar. The Bank's overhead ratio for the year ended December 31, 1996 improved to 2.82% from 2.93%. Continued reduction of the overhead ratio is a primary strategic objective of the Bank.

INCOME TAX EXPENSE

Income tax expense increased $146,000, or 40.5% to $506,000 for the year ended December 31, 1996 from $360,000 for the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank manages the pricing of deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-bearing and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives. The Bank's liquidity has been enhanced by its membership in the Federal Home Loan Bank of New York, whose competitive advance programs and lines of credit will provide the Bank with a safe, reliable and convenient source of funds.

A major portion of the Bank's liquidity consists of cash and cash equivalents,
which are a product of   operating, investing, and financing activities.  The
primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The Bank has experienced a decrease in savings account deposits during the past two years. Savings account balances decreased $7.1 million, or 10.0%, from $71.0 million at December 31, 1995 to $63.9 million at December 31, 1997. The decrease in savings account deposits has caused the Bank to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Bank having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

At December 31, 1997, the Bank had outstanding loan commitments of $14.0 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less that one year at December 31, 1997 totaled $38.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

NEW ACCOUNTING PRONOUNCEMENTS

Reporting Comprehensive Income. In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" effective 1998. This statement will require the Bank to report comprehensive income. For the Bank, comprehensive income is determined by adding unrealized investment holding gains or losses during the period to net income.

Disclosures about Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of and Enterprise and Related Information". This statement requires companies to disclose financial and descriptive information about its reportable business segments. Management believes the Bank only operates one segment, which is the banking segment. Therefore, disclosures required under this pronouncement will not affect the financial statements of the Bank.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact of the Bank's performance that do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

COMMON STOCK AND RELATED MATTERS

The common stock of Pathfinder Bancorp, Inc. trades and is listed on The Nasdaq SmallCap Stock Market under the symbol "PBHC" and the short name PathBcp. The stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998. As of March 20, 1998, there were 449 shareholders of record and 2,874,999 outstanding shares of common stock.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated, adjusted retroactively for the three for two stock split paid on February 5, 1998.

                                               Dividends
          Quarter ended        High     Low      Paid
     -------------------     -------  -------  ---------
     December 31, 1997       $20.000  $14.000     $.0467
     September 30, 1997       14.750    8.583     $.0467
     June 30, 1997             9.333    7.250     $.0467
     March 31, 1997            8.667    6.250     $.0333
     December 30, 1996         7.083    5.833     $.0333
     September 30, 1996        6.000    5.333     $.0333
     June 30, 1996             6.000    5.500     $.0333
     March 31, 1996            6.833    5.833     $.0333
     December 31, 1995         7.167    5.583     $.0333


Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Oswego City Savings Bank's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                                                                           December 31,
                                                                          -------------
                                                                       1997           1996
-------------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                           $  4,334,072   $  6,802,959
 Federal funds sold                                                        ----      1,550,000
-------------------------------------------------------------------------------------------------
   Total cash and cash equivalents                                    4,334,072      8,352,959
 Investment securities
  (approximate fair value $56,847,000 and $59,597,000)               56,821,317     59,502,156
 Mortgage loans held-for-sale                                         1,547,354           ----
 Loans:
  Real estate                                                       110,416,494     99,842,835
  Consumer and other                                                 10,763,277     10,174,563
-------------------------------------------------------------------------------------------------
       Total loans                                                  121,179,771    110,017,398
 Less: Allowance for loan losses                                        827,521        906,567
       Unearned discounts and origination fees                          314,322        368,885
-------------------------------------------------------------------------------------------------
       Loans receivable, net                                        120,037,928    108,741,946
 Premises and equipment, net                                          3,720,270      3,384,480
 Accrued interest receivable                                          1,443,175      1,466,003
 Other real estate                                                      766,619        699,921
 Intangible assets                                                    3,604,876      3,920,632
 Other assets                                                         4,494,775      3,869,108
 -------------------------------------------------------------------------------------------------
                                                                   $196,770,386   $189,937,205
 -------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY:
 Deposits
   Interest bearing                                                $144,754,879   $151,656,742
   Non-interest bearing                                               7,644,262      7,341,096
                                                                   ------------   ------------
Total deposits                                                      152,399,141    158,997,838
 Borrowed Funds                                                      18,242,000      7,610,000
 Note payable - ESOP                                                    430,126        485,926
 Other liabilities                                                    2,116,384      1,453,357
-------------------------------------------------------------------------------------------------
   Total liabilities                                                173,187,651    168,547,121

 Shareholders' equity:
   Common stock, par value $.10 per share; authorized
      9,900,000 shares; 2,874,999 shares issued and outstanding         287,500      1,916,666
   Additional paid-in-capital                                         7,643,084      3,750,726
   Retained earnings                                                 17,156,415     15,787,666
   Unearned stock based compensation                                 (1,836,250)          ----
   Unearned ESOP shares                                                (411,050)      (477,908)
   Unrealized appreciation on securities
      available-for-sale                                                743,036        412,934
-------------------------------------------------------------------------------------------------
  Total shareholders' equity                                         23,582,735     21,390,084
 -------------------------------------------------------------------------------------------------
                                                                   $196,770,386   $189,937,205
 -------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of the consolidated financial statements

                                                                                Years Ended December 31,
                                                                            1997          1996          1995
------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans                                                                  $10,063,659  $ 9,256,360  $ 8,325,213
  Interest and dividends on investments:
    U.S. Treasury and agencies                                               407,628      509,275      718,924
    State and political subdivisions                                         372,376      320,192      274,681
    Corporate                                                              1,477,630    1,610,326    2,008,538
    Marketable equity securities                                              82,819       27,857      107,337
    Mortgage-backed                                                        1,590,701    1,094,837      230,721
    Federal funds sold and interest-bearing deposits                         172,839      393,871      539,109
------------------------------------------------------------------------------------------------------------------
     Total interest income                                                14,167,652   13,212,718   12,204,523
INTEREST EXPENSE:
  Interest on deposits                                                     6,287,117    6,295,592    6,255,020
  Interest on borrowed funds                                                 604,844      118,132        3,846
                                                                          ----------   ----------   ----------
  Total interest expense                                                   6,891,961    6,413,724    6,258,866
------------------------------------------------------------------------------------------------------------------
     Net interest income                                                   7,275,691    6,798,994    5,945,657
  Provision for loan losses                                                  261,112      636,410      102,500
------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses                   7,014,579    6,162,584    5,843,157
------------------------------------------------------------------------------------------------------------------
OTHER INCOME:
  Service charges on deposit accounts                                        622,222      570,464      436,574
  Mortgage servicing fees                                                     49,811       37,364       35,645
  Net securities gains (losses)                                              335,262      106,638       44,397
  Deposit insurance refund                                                      ----         ----       54,318
  Other charges, commissions and fees                                        371,964      264,871      244,842
------------------------------------------------------------------------------------------------------------------
     Total other income                                                    1,379,259      979,337      815,776
------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                           2,917,470    2,344,218    2,280,656
  Building occupancy                                                         666,082      691,101      659,774
  Data processing expenses                                                   387,741      375,557      409,400
  Professional and other services                                            529,724      522,800      297,040
  Deposit insurance premiums                                                  33,139      235,843      325,735
  Amortization                                                               315,756      315,755      315,755
  Provision for loss contingency                                                ----         ----      240,000
  Other expenses                                                             927,478      879,049      780,684
------------------------------------------------------------------------------------------------------------------
     Total other expenses                                                  5,777,390    5,364,323    5,309,044

     Income before income taxes                                            2,616,448    1,777,598    1,349,889
  Provision for income taxes                                                 762,087      505,838      360,000
------------------------------------------------------------------------------------------------------------------
     Net income                                                          $ 1,854,361  $ 1,271,760  $   989,889
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
     Earnings per share-basic and diluted                                      $0.66        $0.45        $0.07
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements

                                                                                                      UNREALIZED     APPRECIATION
                                                                         ADDITIONAL                   UNEARNED       (DEPRECIATION)
                                                  COMMON STOCK             PAID IN      RETAINED      STOCK BASED     ON INVESTMENT
                                             SHARES          AMOUNT        CAPITAL      EARNINGS      COMPENSATION      SECURITIES
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                                            $14,099,486                    $(109,363)
  Net income                                                                                989,889
  Net proceeds from
     issuance of
     common stock                            1,916,666      $ 1,916,666    $3,748,248
  Acquisition of unearned
     ESOP shares
  ESOP shares earned                                                               31
  Capital contribution to
     Pathfinder Bancorp,
     M.H.C.                                                                                (200,000)
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                                                                               731,721
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                   1,916,666        1,916,666     3,748,279    14,889,375                      622,358
  Net Income                                                                              1,271,760
  Acquisition of unearned
     ESOP shares
  ESOP shares earned                                                            2,447
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                                                                              (209,424)
  Dividends declared
       ($0.13 per share)                                                                 (373,469)
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996                   1,916,666        1,916,666     3,750,726   15,787,666                       412,934
  Net Income                                                                             1,854,361
  ESOP shares earned                                                           59,692
  Unearned stock-based
     compensation awarded                                                   2,203,500                  (2,203,500)
  Stock based compensation earned                                                                         367,250
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                                                                               330,102
     Dividends declared
       ($0.17 per share)                                                                   (485,612)
  Three-for-two stock split and reduction
  in par value of common stock                 958,333       (1,629,166)    1,629,166
-----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                   2,874,999      $   287,500    $7,643,084   $17,156,415   ($1,836,250)     $ 743,036
===================================================================================================================================

                                                  Unearned
                                                  ESOP
                                                  Shares            Total
-----------------------------------------------------------------------------
Balance at December 31, 1994                                     $ 13,990,123
  Net income                                                          989,889
  Net proceeds from
     issuance of
     common stock                                                   5,664,914
  Acquisition of unearned
     ESOP shares                                  ($436,250)         (436,250)
  ESOP shares earned                                 10,950            10,981
  Capital contribution to
     Pathfinder Bancorp,
     M.H.C.                                                          (200,000)
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                            731,721
-----------------------------------------------------------------------------
Balance, December 31, 1995                         (425,300)       20,751,378
  Net Income                                                        1,271,760
  Acquisition of unearned
     ESOP shares                                   (110,047)         (110,047)
  ESOP shares earned                                 57,439            59,886
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                           (209,424)
  Dividends declared
       ($0.13 per share)                                             (373,469)
-----------------------------------------------------------------------------
Balance, December 31, 1996                         (477,908)       21,390,084
  Net Income                                                        1,854,361
  ESOP shares earned                                 66,858           126,550
  Unearned stock-based
     compensation awarded
  Stock based compensation earned                                     367,250
  Change in unrealized
     net appreciation
     (depreciation) on
     investment securities                                            330,102
     Dividends declared
       ($0.17 per share)                                              485,612
  Three-for-two stock split and reduction
  in par value of common stock
-----------------------------------------------------------------------------

Balance, December 31, 1997                        ($411,050)      $23,582,735
=============================================================================

  The accompanying notes are an integral part of the consolidated financial statements

                                                                                           Years Ended December 31,

                                                                                    1997           1996            1995
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net Income                                                                    $  1,854,361   $  1,271,760   $    989,889
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Provision for loan, investment and other real estate losses                        261,112        675,152        136,754
  Provision for Nationar Loss                                                           ----           ----        240,000
  Deferred compensation                                                              169,773        164,926        160,075
  ESOP and other stock-based compensation earned                                     493,800         59,886         10,981
  Deferred income tax provision                                                      256,249        (62,775)       (58,434)
  Realized and unrealized losses (gains)
    on investment securities                                                        (335,262)      (106,638)       (44,397)
  Net loss on sale of other real estate                                                 ----          3,602         29,783
  Depreciation                                                                       235,282        248,105        327,827
  Amortization of intangibles                                                        315,756        315,755        315,755
  Net amortization of premiums and discounts on
    investment securities                                                             65,923        114,115        348,485
  Decrease (increase)  in interest receivable                                         22,827          3,659        (69,291)
  (Increase) decrease in other assets                                               (437,353)      (234,633)       307,135
  (Decrease) Increase in other liabilities                                          (137,440)      (106,771)       308,012
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                    2,765,028      2,346,143      3,002,574
-----------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Purchase of investment securities available for sale                            (8,482,036)   (28,604,061)   (23,346,873)
  Proceeds from maturities and principal reductions of
    investment securities held to maturity                                         4,790,000        250,000      1,104,302
  Proceeds from maturities and principal reductions of
    investment securities available for sale                                       6,420,245     10,995,832     11,692,557
  Proceeds from sale of investment securities available for sale                     792,352     10,393,686      7,684,119
  Net increase in loans                                                          (13,478,076)    (9,674,236)   (11,228,831)
  Purchase of premises and equipment                                                (571,072)      (813,086)    (1,135,676)
  Proceeds from sale of other real estate owned                                      586,109        289,153        628,486
  Increase in surrender value of life insurance                                     (188,315)      (138,210)      (142,970)
  Other investment activity                                                         (279,179)          ----           ----
-----------------------------------------------------------------------------------------------------------------------------
      Net cash used in investing activities                                      (10,409,972)   (17,300,922)   (14,744,886)
-----------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Net decrease in demand deposits,
    NOW accounts, savings accounts,
    money market deposit accounts and escrow deposits                             (1,191,170)    (4,454,805)    (7,404,864)
  Net (decrease)increase in time deposits                                         (5,407,527)     5,128,707      9,635,211
  Proceeds from borrowings                                                        10,632,000      7,720,047        436,250
  Repayments of borrowings                                                           (55,800)       (48,799)       (11,572)
  Cash dividends                                                                    (351,446)      (277,636)          ----
  Common stock acquired by ESOP                                                         ----       (110,047)      (436,250)
  Proceeds from the sale of common stock                                                ----           ----      5,664,914
-----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                    3,626,057      7,957,467      7,883,689
-----------------------------------------------------------------------------------------------------------------------------
  Reclass of Nationar deposits from
    cash equivalents to other assets (see Note 12)                                      ----      2,783,000     (2,960,000)
-----------------------------------------------------------------------------------------------------------------------------
      (Decrease) in cash and cash equivalent                                      (4,018,887)    (4,214,312)    (6,818,623)
  Cash and cash equivalents at beginning of year                                   8,352,959     12,567,271     19,385,894
-----------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at end of year                                  $  4,334,072   $  8,352,959   $ 12,567,271
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
  Interest                                                                      $  6,835,301   $  6,285,566   $  6,255,153
  Income Taxes Paid                                                                  795,705        529,477        215,000
NON-CASH INVESTING ACTIVITY:
  Transfer of loans to other real estate                                             373,628        445,035        644,936
  Gross change in unrealized appreciation (depreciation)
    on securities available for sale                                                 564,402       (349,040)     1,219,540
NON-CASH FINANCING ACTIVITY:
  Dividends declared and unpaid                                                      130,922         93,138           ----

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Oswego City Savings Bank (the "Bank"). All inter-company accounts and activity have been eliminated in consolidation. The Bank has five full service offices located in its market area consisting of Oswego County. The Bank is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate and investment securities.

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 54% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $48,000 were allocated from the Bank to Pathfinder Bancorp, M.H.C. during 1997.

Effective December 1997, the Bank and Pathfinder Bancorp, M.H.C., reorganized through the formation of Pathfinder Bancorp, Inc., a state-chartered, stock holding company. The reorganization was effected by the exchange of outstanding shares of the Bank for shares of Pathfinder Bancorp, Inc.

In September 1997, the Bank entered into a definitive agreement to merge with Oswego County Savings Bank, a mutual, state-chartered savings bank with assets of approximately $112 million. The merger requires approval of applicable regulators, the shareholders of Pathfinder Bancorp, Inc., and the depositors of Oswego County Savings Bank and is expected to be consummated in the second half of 1998.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits (with original maturity of three months or less) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Short-term cash investments include certificates of deposit and money market funds. The estimated fair value of cash and cash equivalents approximates carrying value.

INVESTMENT SECURITIES

The Company classifies investment securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Investment securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of the applicable income tax effect. None of the Company's investment securities have been classified as trading securities.

Gains or losses on investment security transactions are based on the amortized cost of the specific securities sold. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Premiums and discounts on securities are amortized and accreted into income using the interest method over the period to maturity.

MORTGAGE LOANS HELD-FOR-SALE

Mortgage loans held-for-sale are carried at the lower of cost or fair value. Fair value is determined in the aggregate.

LOANS

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. Interest income is generally recognized when income is earned using the interest method. Nonrefundable loan fees received and related direct origination costs incurred are deferred and amortized over the life of the loan using the interest method, resulting in a constant effective yield over the loan term. Deferred fees are recognized into income immediately upon prepayment of the related loan.

For variable rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

ALLOWANCE FOR POSSIBLE LOAN LOSSES

The allowance for loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based upon management's evaluation of potential losses related to outstanding loans, as well as prevailing economic conditions.

INCOME RECOGNITION ON IMPAIRED AND NON-ACCRUAL LOANS

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days. When a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding.

When future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for possible credit losses until prior charge-offs have been fully recovered.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs are charged to operating expenses as incurred.

OTHER REAL ESTATE

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs.

INTANGIBLE ASSETS

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Company periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization totaled approximately $1,131,458 and $816,000 at December 31, 1997 and 1996, respectively.

DEPOSITS

Interest on deposits is accrued and paid to the depositors or credited to the depositors accounts monthly, quarterly or annually.

Fair values disclosed for demand, savings, variable rate money market accounts and time accounts approximate their carrying values at the reporting date. Fair values for fixed rate time accounts are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

INCOME TAXES

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

EARNINGS PER SHARE

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding throughout each year (2,798,610, 2,801,503, and 2,816,279 for 1997, 1996, and November 15, 1995 through December
31, 1995, respectively as adjusted to reflect the 3 for 2 stock split). Diluted earnings per share gives effect to weighted average shares which would be outstanding assuming the exercise of issued stock options using the treasury stock method (2,804,365 for 1997).

In conjunction with the formation of Pathfinder Bancorp, Inc. in December 1997, the Company changed the par value of its common stock from $1.00 to $.10. On January 13, 1998, the Board of Directors declared a three-for-two stock split of the Company's common stock to be effected in the form of a stock dividend distributed February 5, 1998 to shareholders of record on January 26, 1998. The effect of the stock split has been retroactively reflected as of December 31, 1997 in the consolidated statement of condition and statement of shareholders' equity. All references to number of shares, per share amounts and stock option data in the consolidated financial statements have been restated.

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in 1997, which had no affect on quarterly or annual earnings as previously reported.

FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts and estimated fair values of financial instruments at December 31, are as follows:

                                                        1997                        1996
                                                      Carrying     Estimated      Carrying     Estimated
                                                      Amounts     Fair Values     Amounts     Fair Values
      ----------------------------------------------------------------------------------------------------------
      Cash and cash equivalents                     $  4,334,072  $  4,334,000  $  8,352,959  $  8,353,000
      Investment Securities                           56,821,317    56,847,000    59,502,156    59,597,000
      Mortgage loans held-for-sale                     1,547,354     1,554,550            --            --
      Loans                                          120,037,928   123,969,000   108,741,946   113,047,000
      Accrued interest receivable & other assets       1,443,175     1,443,000     1,466,003     1,446,000
      Deposits                                       152,399,141   148,044,000   158,997,838   154,888,000
      Borrowed funds                                  18,242,000    18,242,000     7,610,000     7,610,000
      Note payable - ESOP                                430,126       430,000       485,926       486,000

The fair value of options and commitments to extend credit is not significant.

RECLASSIFICATION

Certain amounts from 1996 and 1995 have been reclassified to conform to the current years presentation. These reclassifications had no affect on net income as previously reported.

NOTE 2: INVESTMENT SECURITIES
The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                   December 31, 1997
                                                                   Gross       Gross      Estimated
                                                     Amortized   Unrealized  Unrealized     Fair
                                                       Cost        Gains       Losses       Value
-----------------------------------------------------------------------------------------------------
       Held-to-maturity:
       Corporate debt                               $ 5,115,232  $   32,260    $  6,131  $ 5,141,360
-----------------------------------------------------------------------------------------------------
       Available-for-sale:
       Bond investments:
        U.S. Treasury and agencies                    4,856,250      36,312       8,224    4,884,338
        State and political subdivision               6,635,657     424,830         545    7,059,942
        Corporate                                    13,006,129     204,018       6,412   13,203,735
       Mortgage-backed                               23,023,302     189,011      54,374   23,157,939
-----------------------------------------------------------------------------------------------------
        Total                                        47,521,338     854,171      69,555   48,305,954

       Stock investments:
       Federal Home Loan Bank and Other               2,923,670     476,461          --    3,400,131
-----------------------------------------------------------------------------------------------------

     Total available-for-sale                     $50,445,008  $1,330,632    $ 69,555  $51,706,085
-----------------------------------------------------------------------------------------------------
     Net unrealized gain on available-for-sale      1,261,077
     Grand total carrying value                   $56,821,317
-----------------------------------------------------------------------------------------------------

                                                                  December 31, 1996
                                                                  Gross       Gross      Estimated
                                                    Amortized  Unrealized  Unrealized      Fair
                                                       Cost       Gains       Losses      Value
     Held-to-maturity:
     Corporate debt                               $ 9,629,303  $  110,966    $ 16,009  $ 9,724,260
-----------------------------------------------------------------------------------------------------
     Available-for-sale:
     Bond investments:
      U.S. Treasury and agencies                    5,879,451      40,018      25,733    5,893,736
      State and political subdivision               6,172,638     333,556      12,761    6,493,433
      Corporate                                    12,430,395     192,478      40,292   12,582,581
     Mortgage-backed                               22,965,752      69,397     206,082   22,829,067
-----------------------------------------------------------------------------------------------------
        Total                                      47,448,236     635,449     284,868   47,798,817

     Stock investments:
         Federal Home Loan Bank and Other           1,734,623     339,413          --    2,074,036
         Total available-for-sale                 $49,182,859  $  974,862    $284,868  $49,872,853
-----------------------------------------------------------------------------------------------------
     Net unrealized gain on available-for-sale        689,994
       Grand total carrying value                 $59,502,156
--------------------------------------------------------------------------------------------

The amortized cost and estimated fair value of debt investments at December 31, 1997 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.


                                                           Available for Sale             Held-to Maturity
                                                            December 31, 1997            December 31, 1997
----------------------------------------------------------------------------------------------------------------
                                                                        Estimated                   Estimated
                                                           Amortized       Fair        Amortized       Fair
                                                            Cost          Value           Cost        Value
----------------------------------------------------------------------------------------------------------------
       Due in one year or less                           $4,635,248     $4,678,344     $4,270,688   $4,293,934
       Due after one year through five years              6,116,119      6,239,412             --           --
       Due after five years through ten years            10,543,456     10,894,299        774,109      776,991
       Due after ten years                                3,203,213      3,335,960         70,435       70,435
       Mortgage-backed securities                        23,023,302     23,157,939             --           --

       Totals                                           $47,521,338    $48,305,954     $5,115,232   $5,141,360
----------------------------------------------------------------------------------------------------------------

Proceeds from the sales of debt securities for 1997, 1996, and 1995 were $792,352, $10,393,686, and $7,624,121, respectively. Gross gains of $4,102,
$3,643, and $31,040 and gross losses of $15,698, $49,996 and $58,563 were realized on these sales for 1997, 1996, and 1995, respectively. The sale of marketable equity securities resulted in realized losses of $38,078 for 1995.

NOTE 3: LOANS

  Major classifications of loans at December 31, are as follows:

                                          1997           1996
  --------------------------------------------------------------
  Real estate mortgages:
   Conventional                       $ 79,346,064  $ 72,357,149
   Second mortgage loans                 9,561,252     9,082,632
   Construction                          1,579,261     2,496,673
   FHA insured                              94,677       115,576
   VA guaranteed                            93,448       122,298
   Commercial                           19,741,792    15,668,507
  --------------------------------------------------------------
                                       110,416,494    99,842,835
  --------------------------------------------------------------
  Other loans:
   Consumer                              4,106,503     3,275,268
   Lease financing                         564,333     1,152,521
   Passbook loans                          170,854       206,133
   Student                                  13,286        58,168
   Commercial                            5,908,301     5,482,472
                                        10,763,277    10,174,563
                                      $121,179,771  $110,017,398
  --------------------------------------------------------------

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

At December 31, 1997, loans to officers and directors were not significant.

During 1997, the Company began originating loans which conform to Federal National Mortgage Association ("FNMA") underwriting standards with the intent to securitize and sell such loans into the secondary market. The terms of the loans originated for sale are limited to one-to-four family 15-year and 30-year fixed rate mortgages.

In conjunction with the origination and pending sale of such mortgages, the Company has engaged in certain transactions to mitigate or eliminate the impact of changes in interest rates on the market value of the loans pending sale. At December 31, 1997, the company had $3.0 million in notional amount outstanding put options to hedge loans committed or loans closed and pending sale. The put options are accounted for as hedging instruments. The put options provide the bank the option to sell FNMA 30-year mortgage-backed securities at a specified strike price prior to the maturity date. The unamortized carrying value of the option premiums at December 31, 1997 was $26,000. The maturity dates on the outstanding options are January 14 and February 5, 1998.

NOTE 4: ALLOWANCES FOR LOAN LOSSES

Changes in the allowance for loan losses are presented in the following summary:

                                       1997       1996       1995
  --------------------------------------------------------------
  Balance at beginning of period    $ 906,567   $345,660   $315,050
  Recoveries credited                  18,113     17,498      8,631
  Provision for loan losses           261,112    636,410    102,500
  Loans charged off                  (358,271)   (93,001)   (80,521)
   Balance at end of period         $ 827,521   $906,567   $345,660
  --------------------------------------------------------------

At December 31, 1997, the Company had no loans for which specific valuation allowances were recorded.

During 1996, the Company had approximately $1.1 million of collateralized loans outstanding with a lease financing company and its affiliates that were determined to be impaired under SFAS No. 114. The Company established a $420,000 reserve to reflect the estimated impairment. During 1996 and 1997, the Company received payments reducing its outstanding balance in the loans receivable to approximately $319,000. Loans charged off during 1997 of $358,271 included approximately $319,000 relating to these loans receivable.

For the year ended December 31, 1996, the average recorded investment in impaired loans was approximately $1,036,000, with $29,000 of interest income recognized on these loans on a cash basis.

NOTE 5: PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

                                         1997        1996
  -----------------------------------------------------------
  Land                                $  631,773  $  416,993
  Buildings                            2,953,032   2,532,626
  Furniture, fixture and equipment     1,839,156   1,781,615
  Construction in progress               484,763     635,611
  -----------------------------------------------------------
                                       5,908,724   5,366,845
  Less: Accumulated depreciation       2,188,454   1,982,365
                                      $3,720,270  $3,384,480
  -----------------------------------------------------------

NOTE 6: DEPOSITS

A summary of amounts due to depositors is shown as follows:

                                              1997          1996
  --------------------------------------------------------------------
  Savings accounts                        $ 63,937,467  $ 65,634,242
  Money market accounts                        112,842       173,758
  Time accounts                             67,058,897    72,466,425
  Demand deposits interest bearing          13,306,129    13,081,669
  Demand deposits non-interest bearing       7,644,262     7,341,096
  Mortgages escrow funds                       339,544       300,648
                                          $152,399,141  $158,997,838
  --------------------------------------------------------------------

Time deposits with balances in excess of $100,000 amounted to approximately $8,455,000 and $11,216,000 at December 31, 1997 and 1996, respectively. The approximate maturity of time deposits is as follows:

                                            1997                   1996
-----------------------------------------------------------------------------------
               Year of Maturity      Amount     Percent     Amount     Percent
                 1                 $38,860,000     57.9%  $52,929,000     73.0%
                 2                  17,960,000     26.8%    7,886,000     10.9%
                 3 to 5              8,621,000     12.9%    9,035,000     12.5%
                5 and over           1,618,000      2.4%    2,616,000      3.6%
-----------------------------------------------------------------------------------
                                   $67,059,000    100.0%  $72,466,000    100.0%
-----------------------------------------------------------------------------------

NOTE 7: BORROWED FUNDS

The Company has available a $550,870 line of credit in connection with the Employee Stock Ownership Plan, of which $430,126 was outstanding at December 31, 1997. Principal and interest are payable quarterly at prime minus one over 10 years.

The Company maintains an unsecured overnight line of credit with the Federal Home Loan Bank for liquidity purposes. At December 31, 1997, $9,500,000 was available under this line of which $5,750,000 was outstanding. Interest on this line is determined at the time of borrowing. The average rate paid on the overnight line during 1997 approximated 5.8%. The outstanding balance is Collateralized by Certain Mortgage loans under a pledge agreement with the Federal Home Loan Bank.

The Company has term borrowings in the form of repurchase agreements and advances. At December 31, 1997, repurchase agreements totalled $7.9 million and advances totalled $4.6 million. The repurchase agreements mature within 90 days and carry interest rates varying from 5.65% and 5.84%. The repurchase agreements are collateralized by mortgage-backed securities which had a carrying value of $8.3 million at December 31, 1997.

The principal balance, interest rates, and maturities on the term advances are as follows:

    Principal              Rate               Term              Maturity Date
    ---------              ----               ----              -------------
   $   850,000             6.12%              1 yr.               12/29/98
   $ 1,000,000             5.98%              1 yr.                8/13/98
   $ 1,000,000             6.24%              2 yrs.               8/13/99
   $ 1,700,000             6.96%              1 yr.               10/29/98


NOTE 8: EMPLOYEE BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Under the plan, retirement benefits are primarily a function of both the years of service and level of compensation. It is the Company's policy to fund the plan in amounts sufficient to pay liabilities.

Plan assets consist primarily of temporary cash investments and listed stocks and bonds. The following table represents a reconciliation of the funded status of the plan at October 1 (date of the most recent actuarial study):

Plan assets at fair value                                                                 $3,231,500   $2,627,000
----------------------------------------------------------------------------------------------------------------------------
  Actuarial present value of benefit obligations
   Vested benefits                                                                         2,034,500    1,755,900
  Nonvested benefits                                                                          54,500       87,500
----------------------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligations                                                       2,089,000    1,843,400
  Effect of future salary increases                                                          370,200      366,800
  Projected benefit obligation                                                             2,459,200    2,210,200
----------------------------------------------------------------------------------------------------------------------------
  Plan assets in excess of projected benefit obligation                                      772,400      416,800
  Unrecognized net loss                                                                     (173,100)     147,400
  Unrecognized past service liability                                                          5,500        6,600
  Unrecognized transition obligation                                                              --      (34,200)
  Prepaid pension asset included in other assets                                          $  604,800   $  536,600
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
  Net periodic pension cost for the years ended December 31 is as follows:
                                                                                   1997         1996         1995
-----------------------------------------------------------------------------------------------------------------------------
  Service cost benefits earned during the year                                $  76,262   $   94,076   $   99,664
  Interest cost on projected benefit obligations                                169,405      162,256      148,160
  Return on plan assets                                                        (582,197)    (314,657)    (377,065)
       Net amortization and deferral                                            340,840       99,445      203,924
       Net periodic pension expense                                           $   4,310   $   41,120   $   74,683
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

The actuarial present value of the projected benefit obligation shown in the above table is based on a discount rate of 7.25% and 7.75% for 1997 and 1996, respectively and an assumed rate of increase in future compensation levels of 5.0%. The expected long-term rate of return on assets was 8% for 1997 and 1996.

The Company provides certain health and life insurance benefits for eligible retired employees. Employees with less than 14 years of service as of January 1, 1995 are not eligible for these benefits. The costs of post-retirement health and life insurance benefits are accrued for during the service lives of employees. The Company elected the prospective transition approach, and is amortizing the transition obligation over a 20 year period. The effect of this accounting change in 1995 was to decrease net income by approximately $34,000.

Net periodic post-retirement benefit cost at December 31, includes the following components:

                                                                                              1997         1996          1995
  -----------------------------------------------------------------------------------------------------------------------------
  Service Cost                                                                               $ 3,014      $ 3,748       $ 3,344
  Amortization of transition obligation                                                       18,450       18,978        18,978
  Interest on APBO less interest on expected benefit payments                                 24,898       24,976        26,238

  Net periodic post-retirement benefit costs                                                 $46,362      $47,702       $48,560
  -----------------------------------------------------------------------------------------------------------------------------

A 10% percent annual rate of increase in the per capita costs of covered health care benefits was assumed for 1997, gradually decreasing to 5.5 percent by the year 2005. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated post-retirement benefit obligation as of December 31, 1997 by $17,766, and increase the aggregate of the service cost and interest cost components of net periodic post-retirement benefit cost for 1997 by $1,205. A discount rate of 7.00% was used to determine the accumulated post-retirement obligation.

  The funded status of the plan as of December 31, is as follows:

                                                                                               1997          1996
  ------------------------------------------------------------------------------------------------------------------------------
  Accumulated Post-retirement Benefit Obligation (APBO):
  Retirees                                                                                  $299,681      $ 277,142
  Other active plan participants                                                              78,048         92,110
--------------------------------------------------------------------------------------------------------------------------------
   Total APBO                                                                                377,729        369,252
  Plan Assets                                                                                     --             --
--------------------------------------------------------------------------------------------------------------------------------
     APBO in excess of plan assets                                                          (377,729)      (369,252)
  Unrecognized portion of net obligation at transition                                       273,909        292,887
  Unrecognized net loss                                                                       11,594         12,779
--------------------------------------------------------------------------------------------------------------------------------
   Accrued post-retirement benefit cost                                                     $(92,226)     $ (63,586)
--------------------------------------------------------------------------------------------------------------------------------

The Company has a Salary Deferral Program which covers employees who have completed one year of service (1,000 hours per year) and are 21 years of age. The plan includes a Section 401(k) provision as defined under the Internal Revenue Code. The 401(k) provision permits employees to contribute the lessor of $9,500, or 15% of their total compensation on a pretax basis for the plan year ended December 31, 1997. The Company's contributions are at the discretion of the board of directors. Company contributions associated with the Plan amounted to $41,400, $35,400, and $0 for the years ended December 31, 1997, 1996, and 1995, respectively.

NOTE 9: DEFERRED COMPENSATION AND SUPPLEMENTAL RETIREMENT PLANS

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 1997 and 1996, other liabilities include approximately $565,000 and $539,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 1997, 1996 and 1995 amounted to approximately $60,000, $49,000, and $39,000, respectively.

The Company has a supplemental executive retirement plan and a director emeritus plan for the benefit of directors and certain executive officers. Benefits under the Supplemental executive retirement plan are intended to provide a 15 year income stream which approximates 70-75% of final compensation including defined benefit and defined contribution plans and social security payments. Benefits under the director emeritus plans are provided to directors after retirement from the Board as a defined benefit retirement plan. The plans have been funded with single premium life insurance policies on the participating directors and officers, with the Company as owner and beneficiary of the policies. Cash surrender value related to these policies approximates $3,378,000 at December 31, 1997 and $3,190,171 at December 31, 1996 and is included in other assets. At December 31, 1997 and 1996, other liabilities include approximately $425,000 and $281,000 accrued under these plans. Compensation expense includes approximately $136,000, $131,000, and $121,000 relating to the supplemental executive retirement plan and director emeritus plan for 1997, 1996 and 1995, respectively.

NOTE 10: STOCK BASED COMPENSATION PLANS

During 1997, shareholders approved the 1997 Stock Option Plan and Management Recognition and Retention Plan for directors, officers and key employees. Under the Stock Option Plan, up to 88,166 options have been authorized for grant of incentive stock options and non-qualified stock options. All options have a 10-year term and vest and become exercisable ratably over a 6-year period.
Activity in the Stock Option Plan for 1997 is as follows:

                                          Options    Option Price     Shares
                                        Outstanding    Per Share   Exercisable
--------------------------------------------------------------------------------
    Outstanding at December 31, 1996           0             -         -
    Granted                              132,000       $  6.58         0
    Exercised                                  -             -         -
    Forfeited                                  -             -         -
    Outstanding at December 31, 1997     132,000       $  6.58         0
--------------------------------------------------------------------------------

In February 1997, the Board approved option grants with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price for approved options approximated $1,330,000. This amount has been recorded as unearned stock-based compensation within the stockholders' equity section of the statement of condition and will be recognized as compensation expense ratably over the 6-year vesting period of the options.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation, net of compensation expense of approximately $145,000 for 1997. The market value of shares awarded will be recognized as compensation expense ratably over the 6-year restriction period.

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:

                              1997
--------------------------------------------------------------------------------
Net Income:
 As reported               $1,854,361
 Pro forma                  1,804,108

Earnings per share (basic and diluted):
   As reported                            $      .66
   Pro forma                                     .65


The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions: risk free interest rate 5.77%; dividend yield 2.0%; market price volatility 36.95%; weighted average option life - 6 years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted-average fair value per share of discounted options granted during 1997 is $13.32.

The Company sponsors an externally leveraged Employee Stock Ownership Plan
(ESOP) for employees who have attained age 21 and who have completed a 12 month period of employment with the Company during which they worked at least 1,000 hours. Unearned ESOP shares are pledged as collateral on the borrowings. As the debt is repaid, earned shares are released from collateral and become eligible for allocation. Cash dividends received on unearned shares are allocated among participants and are reported as compensation expense. Shares are allocated among participants on the basis of compensation subject to limitations.

The debt of the ESOP is recorded as a liability of, and guaranteed by, the Company and the shares pledged as collateral are reported as unearned ESOP shares in the Company's statement of financial condition. As shares are earned, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense approximated $167,000 and $70,000 for the fiscal years ended December 31, 1997 and 1996, respectively. Of the 92,574 shares acquired on behalf of the ESOP, 23,052 and 11,722 shares were released as of December 31, 1997 and 1996, respectively. The estimated fair value of the remaining 69,522 shares at December 31, 1997 is $1,390,000.

NOTE 11: INCOME TAXES

The provision (benefit) for income taxes consists of the following:

                                              1997           1996          1995
     ---------------------------------------------------------------------------
     Current                              $839,029       $568,613      $418,434
     Deferred                              (76,942)       (62,775)      (58,434
                                          $762,087       $505,838      $360,000
--------------------------------------------------------------------------------

  The components of deferred income taxes, included in other assets (liabilities), consist of the following:

                                                                         December 31,
                                                                     1997           1996
       ------------------------------------------------------------------------------------------------
       Assets:
        Loan origination fees                                    $125,540       $147,333
        Deferred compensation                                     395,218        327,411
        Allowance for loan losses                                 144,233        102,547
        Stock based compensation                                  146,680             --
        ESOP                                                        7,619          7,824
        Postretirement benefits                                    34,592         21,700
        Other                                                       6,091          6,091
-------------------------------------------------------------------------------------------------------
                                                                  859,973        612,906

       Liabilities
        Pension benefits                                           198,631       165,081
        Depreciation                                                10,845        21,784
        Investments                                                719,167       377,675
                                                                   928,643       564,540
        Net deferred tax asset (liability)                        $(68,670)     $ 48,366
-------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
The Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

  ------------------------------------------------------------------------------------
                                                  1997      1996      1995
--------------------------------------------------------------------------------------
  Federal statutory income tax rate               34.0%     34.0%     34.0%

  State tax, net of federal benefit                4.3       2.7       3.8
  Tax-exempt interest income                      (6.7)     (8.0)     (9.7)
  Dividends received deduction                    (0.1)     (0.3)     (1.7)
  Other                                           (2.4)      0.1       0.1
--------------------------------------------------------------------------------
  Effective income tax rate                       29.1%     28.5%     26.5%
  ------------------------------------------------------------------------------

NOTE 12: COMMITMENTS AND CONTINGENCIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. The contract amount of those commitments to extend credit reflects the extent of involvement the Commitment has in this particular class of financial instrument. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

                                                                 Contract Amount
-----------------------------------------------------------------------------------------------
  Financial instruments whose contract amounts represent
   credit risk at December 31:
     1997                                                            $14,009,007
     1996                                                              6,399,157


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties.

The Company leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $15,000 in 1997, $14,000 in 1996, and $13,000 in 1995. The lease provides for renewal options for two 10 year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price Index, but limited to 5% in any one year. Approximate minimum rental commitments for the non-cancelable operating lease is as follows:

  Year ending December 31:
  1998                                               15,200
  1999                                               15,200
  2000                                               15,200
  2001                                               16,200
  2002                                               16,200
  Thereafter                                        199,600
--------------------------------------------------------------------------------
   Total minimum lease payments                    $277,600
 -------------------------------------------------------------------------------

During 1995, the New York Superintendent of Banks ("Superintendent") was appointed conservator of Nationar, a New York chartered commercial Company owned by savings banks throughout the state. The Superintendent froze all assets of Nationar at the time he was appointed conservator. The Company had approximately $3.0 million on deposit with Nationar against which a provision for possible losses of $240,000 was recorded for the year ended December 31, 1995. During 1996, distributions were made from the Nationar estate to settle all accepted claims. In connection with this settlement, the Company charged $177,000 against the $240,000 reserve established during 1995, and recognized income of $63,000 associated with the remaining reserve recovery during 1996.

NOTE 13: DIVIDENDS AND RESTRICTIONS

The board of trustees of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Federal Reserve Bank (the "FRB") has indicated that (i) the Holding Company shall provide the FRB annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the FRB shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will not be available for payment to the minority shareholders and such amounts will be excluded from the

Company's capital accounts for purposes of calculating dividend payments to minority shareholders; (iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and such restricted capital account would be added to any liquidation account in the Company established in connection with a conversion of the Holding Company to stock form and would be maintained in accordance with OTS requirements. During 1997, the Company paid cash dividends totaling $248,400 to the Holding Company. The restricted capital account has a $0 balance as of December 31, 1997.

Retained earnings of the Bank are subject to certain restrictions under New York State Banking regulations. The amount of retained earnings restricted under these regulations approximated $3,389,000 as of December 31, 1997.

NOTE 14: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guideline and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject and is "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well Capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following table.

                                                                                                               To be "Well
                                                                                                               Capitalized"
                                                                                     For Capital               Under Prompt
                                                                                      Adequacy             Corrective Action
                                                   Actual                             Purposes                 Provisions
                                         Amount             Ratio              Amount          Ratio       Amount         Ratio
------------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1997:
  Total Core Capital
  (to Risk Weighted Assets)             $20,062,344          17.1%             $9,428,960      8.0%        $11,786,200     10.0%
  Tier 1 Capital
  (to Risk Weighted assets)             $19,234,823          16.4%             $4,714,480      4.0%        $ 7,071,720      6.0%
  Tier 1 Capital
  (to Average Assets)                   $19,234,823          10.1%             $7,665,120      4.0%        $ 9,581,400      5.0%
-----------------------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31, 1996:
  Total Core Capital
  (to Risk Weighted Assets)             $18,376,019          15.7%             $9,383,121      8.0%        $11,728,901     10.0%
  Tier 1 Capital
  (to Risk Weighted assets)             $17,469,452          14.9%             $4,691,560      4.0%        $ 7,037,340      6.0%
  Tier 1 Capital
  (to Average Assets)                   $17,469,452           9.5%             $7,319,520      4.0%        $ 9,149,400      5.0%

NOTE 15: FINANCIAL CONDITION - PARENT COMPANY

As discussed in Note 1, on December 30, 1997 the Company reorganized through the formation of Pathfinder Bancorp, Inc., a state-chartered, stock holding company. The following represents the condensed balance sheet of Pathfinder Bancorp, Inc. at December 31, 1997.

     STATEMENT OF CONDITION
     ----------------------
     Assets

     Receivable from subsidiary          $  3,000,000

     Investment in Bank subsidiary         20,582,735
                                           ==========

                                         $ 23,582,735
                                         ============

     Shareholders' equity                $ 23,582,735
                                         ============

CITY SAVINGS BOARD
of Directors

Chris R. Burritt
Chris C. Gagas
Raymond W. Jung
Bruce E. Manwaring
L. William Nelson
Victor S. Oakes
Lawrence W. O'Brien
Janette Resnick
Corte J. Spencer


CITY SAVINGS OFFICERS:

Chris C. Gagas
 Chairman, President
 Chief Executive Officer
Barry S. Thompson
 Senior Vice President
Thomas W. Schneider
 Vice President
 Chief Financial Officer
W. David Schermerhorn
 Vice President, Loan Administration
Edgar J. Manwaring
 Vice President, Loan Origination
Melissa A. Dashnau
 Vice President, Corporate Secretary
Gregory L. Mills
 Vice President, Marketing,
 Branch Administration
James A. Dowd
 Controller
Laurie Lockwood
 Assistant Controller
Anita A. Austin
 Auditor
Pamela S. Knox
 Assistant Vice President, Lending
Michele Torbitt
 Assistant Vice President

CITY SAVINGS BRANCH MANAGERS

Charlene M. Himple
Assistant Vice President,
Plaza Office
Cynthia L. Claflin, Mexico Office
Joyce E. Daniels, Eastside Office
Jeannine M. Crahan, Fulton Office

CITY SAVINGS SERVICES

Savings Accounts
Young Investors Club
Prestige Plus Accounts
Prestige Personal Accounts
Business Manager Program
Christmas Club Accounts
Certificates of Deposit
Money Management Accounts
Checking Accounts
NOW Accounts
Business Checking
Check Protection
Checking Line-of-Credit
Home Mortgage Loans
Home Improvement Loans
Home Equity Loans/Lines of Credit
Passbook Loans
Automatic Loan Payments
Commercial Loans
Commercial Lines-of-Credit
Consumer Loans
Education Loans
Safety Deposit Boxes
Money Orders
Travelers Checks
Savings Bank Life Insurance
Investment Services
IRAs
Direct Deposit
Bank-by-Mail
Credit Cards
Free Notary Service

CORPORATE HEADQUARTERS

214 West First Street
Oswego, NY  13126
(315) 343-0057

ANNUAL MEETING

Wednesday, April 30, 1997
10:00 AM
Oswego City Savings Bank
Board Room
214 West First St.
Oswego, NY  13126

STOCK LISTING

Electronic Bulletin Board
Symbol: PBHC


COUNSEL

Doren P. Norfleet
Oswego City Savings Bank
214 West First Street, Third Floor
Oswego, NY  13126


SPECIAL COUNSEL

Luse Lehman Gorman Pomerenk
  & Schick
5335 Wisconsin Avenue N.W.
Suite 400
Washington, DC 20015


INDEPENDENT AUDITORS

Coopers & Lybrand L.L.P.
One Lincoln Center
Syracuse, NY  13202


TRANSFER AGENT

Chemical Mellon Shareholder
Services L.L.C.
85 Challenger Road
Ridgefield Park, NJ 07660

INVESTOR RELATIONS

Chris C. Gagas
 Chairman, President,
 Chief Executive Officer
Thomas W. Schneider
 Vice President,
 Chief Financial Officer
214 West First Street
Oswego, NY  13126
(315) 343-0057


GENERAL INQUIRIES AND REPORTS

A copy of the Bank's 1996 Annual Report to the Federal Deposit Insurance
 Corporation, Form F-2,
may be obtained without charge by
written request of shareholders to:
  Melissa A. Dashnau
  Vice President, Corporate Secretary
  Oswego City Savings Bank
  214 West First Street
  Oswego, NY  13126

FDIC DISCLAIMER

This Annual Report has not been
reviewed, or confimed for accuracy
or relevance, by the FDIC.