Form 10-K405, Exhibit 13
period 1998-12-31
PATHFINDER BANCORP INC
filed 1999-03-30
CIK 1046188

                                  EXHIBIT 13


                         ANNUAL REPORT TO STOCKHOLDERS

It is with great pleasure that we once again present the Annual Report of Pathfinder Bancorp, IncBOBBI DAVISFinancial Printing GroupIt is with great pleasure that we once again present the Annual Report of Pathfinder Bancorp, Inc., the holding company for Oswego City Savings Bank, to our shareholders.

A major disappointment for your Bank was the refusal of the FDIC to approve the merger of Oswego County Savings Bank into your Bank. It is very difficult to understand the reason for their rejection of the merger which, by statute, is perfectly legal, especially when it is clearly obvious that the regulators will let larger players (i.e. Citicorp-Travelers) do what they want even when clearly violating existing laws. While we feel the business reasons for this merger are as valid today as when the agreement was reached, the longer than anticipated time line has forced us to turn our attention toward more immediate operational and growth strategies.

As we celebrate our 140th year, we continue to offer financial services to our community in an efficient and friendly manner. A very successful effort in the secondary mortgage market was made with the origination of approximately $11 million of additional mortgages. In an effort to increase this business, we have recently increased the number of mortgage originators, expanding into the Onondaga County market. The ability to securitize our conforming residential loan portfolio allows the bank to expand mortgage originations through competitive pricing, while minimizing interest rate and credit risk, and enhancing liquidity. The bank services all mortgage loans which we originate, and the resultant mortgage servicing rights are a source of service fee income and reduce our reliance on net interest income. Our BUSINESS MANAGER program, a cash flow management system, continues to be well received by the business community. We crossed the 2,000 accounts threshold for Young Investors accounts. This is an account opened by anyone from birth to 16 years of age as a beginning step toward lifetime savings. Our electronic banking facilities have increased with the installation of ATM's in the Sunrise Convenience Stores in Fulton, Oswego and New Haven. We are pleased to report that Senior Vice President and Compliance Officer, Barry Thompson, was successful in obtaining the CRCM (Certified Regulatory Compliance Manager) designation, emphasizing our commitment to full and complete compliance with the many regulations which govern our business.

Your Bank has made significant investments in upgrading our computer facilities in 1998. We continually invest in technology to maintain a leading edge in the services available to our customers, and to provide those services in an efficient and cost effective manner. We also have entered a program to verify our full compliance with the Year 2000 event (Y2K) and have successfully passed examinations by our regulators in the certification process.

We are eager to report to you our earnings for the year 1998 which reflect operating results and our financial condition for the fiscal year ended December
31, 1998.   Total assets increased by $6.6 million to $203.4 million, total loans increased by $6.6 million, and deposits increased by $7.8 million. Reported net income for 1998 was $1.2 million, while the actual contribution to tangible shareholders' equity from cash earnings was $1.8 million. We believe it is important for investors and analysts to focus on cash earnings and related ratios since tangible equity generation, or cash earnings, measure our financial capacity for growth, share repurchases, and dividend payments. In that regard, we present cash earnings information on page 9 of this report.

While the banking industry is facing more and greater competition, and mergers and acquisitions are ever more prevalent, it is important to reiterate our commitment to remain an independent local Bank. We look forward to continuing our long record of offering successful financial service with alliances where appropriate, to be able to continue our position of leadership.

Our goals in 1999 include continued growth in assets; further enhancement of our services to our customers; increased shareholder value; and our continuing commitment to our employees and the communities we serve.

We remain confident of the future and our readiness to meet the demands made on us.

                              Sincerely,


                              Chris C. Gagas
                              Chairman, President & CEO

On January 14, 1997, the Board of Directors adopted an Agreement and Plan of Reorganization to reorganize the Bank and its existing mutual holding company into a two-tier mutual holding company structure (the "Reorganization") with the establishment of a Delaware chartered corporation as the stock holding company parent of the Bank. On December 30, 1997, the Reorganization was implemented pursuant to the Agreement and Plan of Reorganization approved by the Bank's stockholders and deregulatory authorities. As a result of the Reorganization, Pathfinder Bancorp, MHC, the Bank's existing mutual holding company, owns a majority of the common stock of the new stock holding company (Pathfinder Bancorp, Inc.), which owns 100% of the common stock of the Bank. Pursuant to the Reorganization, each share of Bank common stock held by existing stockholders of the Bank was exchanged for a share of common stock of Pathfinder Bancorp, Inc. The Reorganization of the Bank was structured as a tax-free reorganization and accounted for in a manner similar to a pooling of interests.

As of December 31, 1998, the company's total assets and shareholders' equity were $203.4 million and $22.3 million, respectively.
Pathfinder Bancorp, Inc.'s common stock currently trades on the NASDAQ Small Cap Market under the symbol "PBHC".

                                          1998       1997       1996       1995       1994
--------------------------------------------------------------------------------------------
FOR THE YEAR (In Thousands)
 Interest Income                        $ 14,056   $ 14,168   $ 13,213   $ 12,205   $ 10,443
 Interest Expense                          6,969      6,892      6,414      6,259      4,697
 Net Interest Income                       7,086      7,276      6,799      5,946      5,746
 Net Income                                1,209      1,854      1,272        990      1,146
PER COMMON SHARE (a) (b)
 Net Income:
 Primary                                    0.44       0.66       0.68       0.10         NA
 Fully diluted                              0.42       0.66       0.68       0.10         NA
 Book Value                                 8.25       8.20       7.22       7.00         NA
 Cash dividends declared                    0.20       0.17       0.13       0.00         NA
 Stock Price:
  IOP                                       5.00       5.00       5.00       5.00        N/A
  High                                    26.125      20.00      7.083      7.167         NA
  Low                                      9.125       6.25      5.333      5.583         NA
  Close                                    9.125       20.0       6.25       7.00         NA
YEAR END (In Thousands)
 Total assets                           $203,374   $196,800   $189,937   $180,752   $170,715
 Interest-earning deposits at
  other financial institutions             1,800         --      1,550      8,200     13,627
 Investment securities                    32,665     33,663     36,673     44,932     48,135
 Mortgage-backed securities               20,778     23,158     22,829      7,953        992
 Loans Receivable, net:
  Real estate                            115,392    109,543     99,047     91,023     83,563
  Consumer and other                       9,978     10,495      9,695      9,126      6,105
   Total loans receivable, net           125,370    120,038    108,742    100,149     89,668
 Intangible assets                         3,289      3,605      3,921      4,236      4,552
 Deposits                                160,219    152,399    158,998    158,324    155,764
 Borrowed funds                           18,691     18,242      7,610         --         --
 Notes Payable ESOP                           --        430        486        425         --
 Equity                                   22,287     23,583     21,390     20,751     13,990
SELECTED PERFORMANCE RATIOS
 Return on average assets                   0.62%      0.97%      0.69%      0.56%      0.74%
 Return on average equity                   5.12       8.35       6.09       6.31       8.20
 Return on tangible equity                  6.36       9.28       7.28       5.99      12.14
 Average equity to average assets          12.05      11.59      11.32       8.74       9.00
 Equity to total assets                    10.96      11.98      11.26      11.47       8.19
 Net interest rate spread                   3.72       3.83       3.88       3.72       4.01
 Noninterest expense to total assets        3.24       2.93       2.82       2.94       2.83
 Nonperforming loans to
  net loans receivable                      1.62       1.25       2.05       0.92       1.24
 Nonperforming assets to
  total assets                              1.36       1.17       1.54       0.83       1.01
 Allowance for loan losses
  to net loans receivable                   0.75       0.69       0.83       0.35       0.35
 Number of full service offices                5          5          5          5          5

(a) Net income per share data for 1995 is based on the period from November 15,1995 to December 31, 1995.
(b) Per common share data has been retroactively restated to reflect the three-for-two stock split paid on February 5, 1998 to shareholders of record January 26, 1998.

Cash Earnings and Related Returns

Cash earnings, which represent the amount by which tangible equity changes each period due to operating results, includes reported earnings and excludes non-cash charges for amortization relating to the allocation of ESOP stock, the earned portion of Option plan and MRP stock, and the amortization of the premium for deposits acquired ("goodwill"). Cash earnings increased tangible shareholders' equity in 1998 by $1.8 million, or 52.9% more than reported earnings would indicate.


Cash Earnings Analysis

 For the Years Ended December 31,
 (in thousands, except per share data)      1998     1997      1996
--------------------------------------------------------------------

Net Income                                $1,208   $1,854    $1,272
Add back non-cash expenses related to:
 Stock-related benefit plans                 598      494         -
 Amortization of intangible asset            316      316       316
 Associated tax benefits                    (274)    (243)      (92)
-------------------------------------------------------------------
Cash earnings                             $1,848   $2,421    $1,496
===================================================================
Cash earnings per share-basic             $  .67   $  .87    $  .53
Cash earnings per share-diluted           $  .64   $  .86    $  .53
-------------------------------------------------------------------


Cash Earnings Performance Ratios

For the Years Ended December 31,                      1998      1997    1996
----------------------------------------------------------------------------
 Return on average assets                              .94%   1.26%    .81%
 Return on average tangible shareholders' equity      9.44%  13.12%   7.16%
 Non interest expense to average assets               2.89%   2.59%   2.74%
 Efficiency ratio                                     65.42%  57.37%  64.14%
----------------------------------------------------------------------------

Cash Earnings Performance Ratios  Exclusive of Merger Costs
------------------------------------------------------------------------------
                                        For the year ended December 31, 1998
------------------------------------------------------------------------------
 Return on average assets                            1.08%
 Return on average tangible shareholders' equity    10.84%
 Non interest expense to average assets              2.70%
 Efficiency ratio                                   61.05%
-------------------------------------------------------------------------------

General

Throughout the Management's Discussion and Analysis the term, "the Company", refers to the consolidated entity of Pathfinder Bancorp, Inc., Oswego City Savings Bank, and Whispering Oakes Development Corp. At December 31, 1998, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Oswego City Savings Bank. At December 31, 1998, 1,552,500 shares, or 57.5%, of the Company's common stock was held by Pathfinder Bancorp, MHC, the Company's mutual holding company parent and 1,149,345 shares, or 42.5%, was held by the public.

When used in this Annual Report the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market areas and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically declines any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The Company's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage and other loans, investment securities and other assets, and its cost of funds consisting of interest paid on deposits and other borrowings. The Company's net income also is affected by its provision for loan losses, as well as by the amount of non-interest income, including income from fees, service charges and servicing rights, net gains and losses on sales of securities and loans, and non interest expense such as employee compensation and benefits, deposit insurance premiums, occupancy and equipment costs, data processing costs and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company. In particular, the general level of market rates tends to be highly cyclical.

Termination of Merger Agreement
-------------------------------

On January 28, 1999, the Company announced that in conference and concurrence with the Board of Trustees of Oswego County Savings Bank, the merger agreement between the two banks, which was originally signed on September 5, 1997 was terminated. The Company cited the failure to gain regulatory approval for a transaction that was deemed unique as the reason for the cancellation of the merger plans. For the year ended December 31, 1998, the company recognized costs of $379,000 in connection with the merger. These costs were for professional services rendered in legal, tax, and accounting work, as well as for filing fees.

Whispering Oaks Development Corporation
---------------------------------------

On October 31, 1998, the Company incorporated Whispering Oaks Development Corp. ("WODC") as a wholly owned subsidiary of Oswego City Savings Bank. The assets of WODC were formerly held by the Company as a component of other real estate owned. The Company is in the process of liquidating the development property. The subsidiary was formed to comply with regulatory requirements regarding the development of the property. The net book value of the assets transferred is $638,000. Management does not anticipate any loss associated with the liquidation of the assets held in the subsidiary.

Stock Split
-----------

On January 13, 1998, the Board of Directors of the Company declared a three for two stock split in the form of a dividend on the holding company's outstanding common stock. The stock split was paid on February 5, 1998 to shareholders of record as of January 26, 1998. The stock split was applied retroactively to all per share data reported in the financial statements and presented in this report.

Year 2000
---------

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The Company's computer programs that have date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. Left unresolved, the Year 2000 issue could result in a system failure or miscalculations causing disruptions of operations including, but not limited to, a temporary inability to process transactions, calculate interest, or engage in similar normal business activities. In early 1997, the Company formed a Year 2000 committee to address the issues surrounding the problem. The committee has adopted a policy statement and plan of action to identify, correct, test, and implement solutions to ensure that the Company's systems are ready to process in the year 2000 and beyond. The policy statement comprises three phases: the assessment phase, the
renovation phase, and the validation phase.   During 1997, the Company completed
its assessment phase and identified five systems critical to its continued operations. These systems include the loan, deposit, investment, general ledger, and electronic funds transfer systems. The committee has determined that the required changes are manageable, and that such changes will resolve the Company's Year 2000 computer systems issues. The committee has segregated the issues between those that affect information technology ("IT") and those that do
not ("non-IT").   At March 15, 1999, the implementation of modifications for
Year 2000 readiness of mission critical systems is complete. Testing for non-IT systems is 95% complete at March 15, 1999. Testing of solutions for IT commenced in September 1998 with a goal to be fully tested by June 30, 1999. At March 15, 1999, IT testing was approximately 75% complete.

The Company has utilized both internal and external resources to program, replace, and test the software for Year 2000 modifications. The Company is also communicating with its third party data processing vendors, as well as its significant suppliers and commercial customers, to determine the Company's exposure should any of these parties fail to resolve their own significant Year 2000 issues. The committee is evaluating the risk from these third parties and, where appropriate, will establish action plans to reduce or eliminate the risk. In some cases, the Company will rely on third party information which may be inaccurate and unverifiable. Should third party entities, including Federal and State governments and agencies, fail to resolve their own Year 2000 issues, an adverse effect on the Company could result.

The costs of the remedial actions and the date on which the Company plans to complete the Year 2000 modifications, are based on management's best estimates and assumptions including the continued availability of third party services, their modification plans, and other factors. Costs related to the Year 2000 issue will be expensed as they are incurred, except for the cost, if any for new hardware or software that is purchased which will be capitalized and expensed in conformity with generally accepted accounting principles. The Company's efforts to prepare its data processing systems for the impact of the Year 2000 were approximately $45,000 in non-capitalized costs for 1998 with the majority of expenditures for software and hardware upgrades being capitalized upon implementation in February 1999. The total amount capitalized was approximately $613,000 and is being depreciated over an average of approximately 6 years. The depreciation will result in additional annual expenses of approximately $100,000 over this period. Exclusive of these expenses, management does not anticipate costs exceeding $75,000 in additional expenses associated with Year 2000 readiness issues.

As of March 15, 1999, the Company believes that the progress it has made to date, along with the expected completion of mission critical testing in 1999, will result in the Company's being well prepared to meet the Year 2000. There can be no assurance that the Company's third party data service providers will be able to satisfactorily address the Year 2000 issue, or that the costs associated with Year 2000 readiness and compliance issues will not exceed management's estimate. The Company has established contingency plans for all mission critical systems and will evaluate the implementation of such plans during 1999.

Business Strategy

The Company's business strategy is to operate as a well-capitalized, profitable and independent community bank dedicated to providing quality customer service. Generally, the Company has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans and in investment securities. Specifically, the Company's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution, maintaining a strong customer base; (ii) maintaining capital in excess of regulatory requirements; (iii) emphasizing investment in one-to-four family residential mortgage loans, and investment securities; and
(iv) maintaining a strong retail deposit base.

Highlights of the Company's business strategy are as follows:

Community-Oriented Institution

The Company is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Company believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Company can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Company's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Company's ability to provide these services is enhanced by the stability of the Company's senior management, which has an average tenure with the Company of over 16 years.

Management believes that the following actions over the past four years have helped to enhance and preserve its presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton (the "Acquisition"); the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence, and the expansion of the Company's small business lending services. The Company is committed to exploring additional lines of business and the formation of strategic alliances to maintain its independence and enhance its profitability in a competitive, consolidating industry.

Capital and Asset Growth

The Company's net worth has increased from $14.0 million at December 31, 1994 to $22.3 million at December 31, 1998. The Company's ratio of shareholders' equity to total assets was 10.96% at December 31, 1998. Total assets have increased by $32.7 million, or 19.1%, since December 31, 1994. The Company's capital exceeds all regulatory capital requirements (see footnote # 15 of the consolidated financial statements for Pathfinder Bancorp, Inc.).

Emphasis on Residential Mortgage Lending and Investment Securities

Since its inception, the Company has emphasized residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Company has not been an active purchaser of loans or loan participations. To supplement local mortgage loan originations, the Company invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the Company reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans.

At December 31, 1998, 91.8% of the Company's total loan portfolio consisted of loans secured by real estate. In addition, at December 31, 1998, 26.3% of the Company's total assets consisted of investment securities. Generally, the yield on mortgage loans originated by the Company is greater than that of investment securities and mortgage-backed securities purchased by the Company.

Strong Retail Deposit Base

The Company has a relatively strong retail base drawn from the five full-service offices in its market area. At December 31, 1998, 58.0% of the Company's deposit base of $160.2 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money market deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.

Management of Market Risk  -  Interest Rate Risk

The Company's most significant form of market risk is interest rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The Company's mortgage loan portfolio, consisting primarily of loans on residential real property located in Oswego County, is subject to risks associated with the local economy. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense.

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

The Company does not generally maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. In addition, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Company tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Company's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real-estate loans and mortgage-backed securities tends to increase, causing the Company to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Company's savings accounts.

Savings accounts have traditionally provided a source of relatively low cost funding that have demonstrated historically a low sensitivity to interest rate changes. The Company generally matches a percentage of these, which are deemed core, against longer term loans and investments. In addition, the Company has sought to extend the terms of its time deposits. In this regard, the Company has on occasion offered certificates of deposits with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the certificate of deposit to the then prevailing rate for a certificate of deposit with the same term. The Company has further sought to reduce the term of a portion of its rate sensitive assets by originating one year ARM loans, five year/one year ARM loans (mortgage loans which are fixed rate for the first five years and adjustable annually thereafter), and by maintaining a relatively short term investment securities (original maturities of up to ten years ) portfolio with staggered maturities. The Company manages its interest rate sensitivity by monitoring (through simulation and net present value techniques) the impact on it's GAP position, net interest income, and the market value of portfolio equity to changes in interest rates on its current and forecast mix of assets and liabilities. The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's assets and liability policies, setting prices and terms on rate-sensitive products, and monitoring and measuring the impact of interest rate changes on the Company's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Company does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the market value of portfolio equity are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk. The results of these techniques are outlined below.

At December 31, 1998, the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $26.7 million, representing a cumulative one-year gap ratio of a negative 16.96%. Simulation and net present value analysis demonstrate percentage changes to net interest income and net portfolio value of a negative 7.57% and a negative 21.79%, respectively, in an upward 200 basis point parallel shift in the yield curve.

Gap Table

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown. The Company has assumed that its passbook savings, NOW, and money market accounts which totaled $85.0 million at December 31, 1998 are withdrawn at the annual percentage rates set forth below. These withdrawal rates are based upon historical industry experience. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.




                                                                Amounts Maturing or Repricing
                                                      Within     3 to 12    1 to 3     3 to 5    5 to 10   More than
                                          3 Months    Months      Years      Years     Years    10 Years     Total
--------------------------------------------------------------------------------------------------------------------
                                                                   ( Dollars In Thousands)
Interest-earning assets:
Real estate loans:
 Residential one-to-four family:
 Market index ARM's                        $17,699   $ 18,830   $ 11,088   $  5,017   $ 1,256         --    $ 53,810
    Fixed rate                                 355      1,995      9,959      7,851     8,282      1,989      30,431
  Commercial and multi-family:
    ARM's                                    1,182      2,277      2,659        530        --         --       6,648
    Fixed                                      138        788      4,073      3,502     4,530      2,422      25,453
    Home equity fixed rate loans               120        344      1,040      1,247     3,070         --       5,811
    Home equity line of credit               3,819         --         --         --        --         --       3,819
  Consumer loans                             1,243        767      1,349        727        --         --       4,086
  Commercial business loans                    224        710      2,175      1,698       963        679       6,449
  Mortgage-backed securities                 2,271      4,172      3,637      4,041     4,897      1,759      20,777
  Investment securities                      5,532      8,104      4,589      2,990     9,429      1,893      32,537
  Interest earning deposits at other
  financial institutions                     1,800         --         --         --        --         --       1,800
   Total interest-earning assets           $38,822   $ 32,283   $ 40,161   $ 31,710   $30,455    $ 8,318    $181,749
---------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
  Passbook accounts                        $ 4,867   $ 14.430   $ 19,256   $ 25,675        --         --    $ 64,228
  NOW accounts                               5,628      5,628      5,628         --        --         --      16,884
  Money market accounts                         75         --         --         --        --         --          75
  Certificate accounts                      19,694     31,493     12,398      4,133     1,686         --      69,404
  Repurchase agreements                      1,909     14,096      2,685         --        --         --      18,690
   Total interest-bearing liabilities      $32,173   $ 65,647   $ 39,967   $ 29,808   $ 1,686    $     0    $169,281
--------------------------------------------------------------------------------------------------------------------
Interest-earning assets less interest-
  bearing liabilities ("interest rate
  sensitivity gap")                          6,694    (33,364)       194      1,902    28,769      8,318
Cumulative excess (deficiency) of
interest-sensitive assets over
interest-sensitive liabilities               6,694    (26,715)   (26,521)   (24,619)    4,150     11,438
Interest sensitivity gap
to total assets                               3.38%    -16.96%       .10%       .97%    14.62%      4.23%
Cumulative interest sensitivity gap
to total assets                               3.38%    -13.58%    -13.48%    -12.51%     2.11%      5.81%
Ratio of interest-earning assets to
interest-bearing liabilities                120.67%     49.18%    100.49%    106.38%       --         --
Cumulative ratio of interest-earning
assets to interest-bearing liabilities      120.67%     72.69%     80.75%     85.31%   102.45%    106.72%
---------------------------------------------------------------------------------------------------------

NOW, passbook and money market accounts are anticipated to decay at the following rates:

                                                         Over  1   Over  3
                                      1 Year   through   through    Over
                                     Or Less   3 Years   5 Years   5 Years
---------------------------------------------------------------------------
  Now accounts..................       66%       34%     ----      ----
  Passbook, club account........       30%       30%       40%     ----
  Money market deposit accounts.      100%     ----       ---      ----

The above assumptions are annual percentage rates based on remaining balances and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing tables. For example, interest rates on certain types of liabilities may fluctuate in advance of or lag behind changes in market interest rates. Moreover, in the event of a change in interest rates, withdrawal levels would likely deviate significantly from those assumed in calculating the tables.

Changes in Net Interest Income and Net Portfolio Value

The following table measures the Company's interest rate risk exposure in terms of the percentage change in its net interest income and net portfolio value as a result of hypothetical changes in 100 basis point increments in market interest rates. Net portfolio value (also referred to as market value of portfolio equity) represent the fair value of net assets (determined as the market value of assets minus the market value of liabilities). The table quantifies the changes in net interest income and net portfolio value to parallel shifts in the yield curve. The column "Net Interest Income Percent Change" measures the change to the next twelve month's projected net interest income, due to parallel shifts in the yield curve. The column "Net Portfolio Value Percent Change" measures changes in the current net mark-to-market value of assets and liabilities due to parallel shifts in the yield curve. The base case assumes December 31, 1998 interest rates. The Company uses these percentage changes as a means to measure interest rate risk exposure and quantifies those changes against guidelines set by the Board of Directors as part of the Company's Interest Rate Risk policy. The Company's current interest rate risk exposure is within those guidelines set forth.


Change in Interest Rates
   Increase(Decrease)
    Basis Points         Net Interest Income   Net Portfolio Value
    (Rate Shock)           Percentage Change     Percentage Change
    ------------           -----------------     ------------------

     300                        -12.00%               -33.25%
     200                         -7.57                -21.79
     100                         -3.59                 -9.99
     Base Case                       -                     -
     (100)                        2.32                  5.40
     (200)                        3.47                  9.12
     (300)                        -.40                 10.87


Changes in Financial Condition

Comparison at December 31, 1998 and December 31, 1997.

Total assets increased $6.6 million, or 3.3%, to $203.4 million at December 31, 1998 from $196.8 million at December 31, 1997. The increase in assets is primarily the result of increases in the balance of net loans receivable to $125.4 million from $120.0 million, an increase of $5.3 million, or 4.4%. This increase was principally attributable to the deployment of maturing short term investments to fund the demand for the Company's loan products, principally one to four family mortgage loans and commercial real estate loans. Additionally, the Company originated mortgage loans held-for-sale of $9.9 million of which $7.7 million was sold into the secondary market. These originations consist of 15 year and 30 year fixed rate mortgages. The Company services these mortgages and recognizes fee income from the amortization of capitalized mortgage servicing rights. At December 31, 1998, the Company's mortgage loans held-for-sale portfolio was $2.8 million, compared to $1.5 million at December 31, 1997. Increases also occurred in the following areas: interest-bearing deposits at other financial institutions increased by $1.8 million, cash and due from banks increased by $382,000, premises and equipment increased $770,000, and other assets increased $920,000. The increase in premises and equipment consists primarily of upgrades to the Company's data processing systems. The increase in other assets was primarily attributable to a $554,000 increase in the cash value of life insurance, an $84,000 increase in prepaid pension expense, $55,000 in capitalized mortgage servicing rights, a $100,000 receivable from another financial institution, and $76,000 in other prepaid expenses. These increases were partially offset by decreases in investment securities of $3.4 million, or 5.9%, to $53.4 million from $56.8 million, and intangible assets of $316,000 to $3.3 million from $3.6 million.

Non-performing loans (past due 90 days or more) increased $494,000, or 32.1%, to $2.0 million at December 31, 1998, from $1.5 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 1998 was 1.6% compared to 1.3% at December 31, 1997. The Company's allowance for loan losses to total loans and non-performing loans was .73% and 46.2%, respectively, at December 31, 1998. The increase in non-performing loans occurred primarily in the Company's one-to-four family real estate loan portfolio. While this trend is indicative of the slow economic growth in the Company's market area, the underwriting of these loans allows for relatively low loan-to-value ratios. The average loan-to-value ratio of the Company's non-performing one-to-four family mortgage loans was approximately 63% at December 31, 1998.

Total liabilities increased $7.9 million, or 4.5%, to $181.1 million at December 31, 1998 from $173.2 million at the end of the prior fiscal year. The increase was primarily attributable to a $7.8 million increase in deposits to $160.2 million at December 31, 1998, from $152.4 at December 31, 1997. The increase in deposits was comprised of a $5.8 million increase in interest bearing deposits and a $2.0 million increase in non-interest bearing deposits. Savings accounts increased $292,000, or .5%, to $64.2 million while time deposits increased $2.3 million, or 3.5%. The Company's borrowings increased $449,000, or 2.5% to $18.7 million at December 31, 1998 from $18.2 million at the end of the prior year. The borrowings, consisting of term advances and repurchase agreements, were utilized to fund the Company's growth in its loan portfolio. Other liabilities increased $31,000, or .1%, to $2.2 million at December 31, 1998 from $2.1 million at the prior fiscal year end. The Bank's ESOP refinanced its note payable by borrowing funds from the Company and repaying its third party lender. The note payable is eliminated in the Company's consolidated financial statements.

Shareholders' equity decreased $1.3 million, or 5.5%, to $22.3 million at December 31, 1998 from $23.6 million at December 31, 1997. The decrease is attributable to the repurchase of 175,625 shares of the Company's common stock totaling $2.7 million and dividends declared of $545,000, partially offset by net income of $1.2 million, an increase in the unrealized appreciation on investment securities available for sale of $269,000, and a net decrease in unearned ESOP and stock compensation plans of $472,000.

Comparison at December 31, 1997 and December 31, 1996

Total assets increased $6.8 million, or 3.6%, to $196.8 million at December 31, 1997 from $189.9 million at December 31, 1996. The increase in assets is primarily the result of increases in the balance of net loans receivable to $120.0 million from $108.7 million, an increase of $11.3 million, or 10.4%. This increases was primarily attributable to the continued deployment of maturing short term investments and excess liquidity to fund the demand for the Company's loan products, principally one to four family mortgage loans and commercial real estate loans. Additionally, the Company began originating mortgage loans underwritten to conform to the standards of the Federal National Mortgage Association ("FNMA") for the purpose of securitizing and selling such loans into the secondary market. These originations consist of 15 year and 30 year fixed rate mortgages. The purpose of undertaking this strategy is to further penetrate the mortgage market in the Company's market area and expand mortgage underwriting into new geographic regions without incurring the credit risk of holding such loans in the Company's portfolio. The Company intends to service these mortgages and will recognize fee income from the amortization of mortgage servicing rights. At December 31, 1997, the Company's mortgage loans held-for-sale was $1.5 million. Increases also occurred in the following areas: mortgage-backed securities increased $329,000, premises and equipment increased $336,000, other real estate owned increased $67,000, and other assets increased $626,000. These increases were partially offset by decreases in cash and due from banks and interest-earning deposits at other financial institutions of $4.0 million to $4.3 million from $8.3 million, investment securities of $2.9 million to $33.7 million from $36.5 million, and intangible assets of $316,000 to $3.6 million from $3.9 million.

Non-performing loans decreased $460,000, or 23.0%, to $1.5 million at December 31, 1997, from $2.0 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 1997 was 1.3% compared to 1.8% at December 31, 1996. The Company's allowance for loan losses to total loans and non-performing loans was .67% and 53.8%, respectively, at December 31, 1997.

Total liabilities increased $4.6 million, or 2.8%, to $173.2 million from $168.5 million. The increase was primarily attributable to a $10.6 million increase in borrowed funds to $18.2 million at December 31, 1997, from $7.6 million at December 31, 1996. The increase in borrowing was partially offset by a decrease in deposits of $6.6 million, or 4.2%, to $152.4 million from $159.0 million.
The decrease in deposits is primarily attributable to a shift in consumer preferences from lower fixed rate deposits to the higher potential returns of equity securities. The Company's investment unit, an agency relationship with a third party vendor, participated in a portion of this shift. Investments by Company depositors in the Company's investment unit totaled approximately $1.5 million during 1997. The Company recognizes fee income on these transactions. The decrease in deposits, especially passbook savings accounts, has caused the Company to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans. Other liabilities increased $663,000, or 45.6%, to $2.1 million at December 31, 1997 from $1.5 million at the prior fiscal year end.

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

Results of Operations

General

The Company had net income of $1.2 million, $1.9 million, and $1.3 million for the fiscal years ended December 31, 1998, 1997 and 1996, respectively. The decrease in net income for the year ended December 31, 1998, compared to 1997 resulted primarily from a decrease in net interest income of $190,000, or 2.6%, to $7.0 million, an increase in the provision for loan losses of $120,000, or 46.1%, and an increase in non-interest expense of $816,000, or 14.1%. The decreased income was partially offset by an increase in non-interest income of $213,000, or 15.5%, and a decrease in the provision for income taxes of $267,000. The increase in non-interest expense was partially attributable to the $379,000 in charges recognized as a result of the cancellation of the merger. The Company's return on average assets and return on average shareholders' equity for the years ended December 31, 1998, 1997 and 1996 were
 .62%, .97%, and .69% and 5.12%, 8.35%, and  6.09%, respectively.  The return on average assets and return on average shareholders' equity for 1998, exclusive of the merger costs were .76% and 6.28%. These performance ratios tend to be below the Company's peer group during the period. The peer group is derived from the FDIC Uniform Bank Performance Report and comprises all FDIC insured savings banks having assets between $100 million and $300 million. The peer groups annualized return on average assets for the periods ended September 30, 1998 and December 31, 1997 and 1996 were .95%, .99%, and .86%, respectively. The peer groups annualized return on average equity for the periods ended September 30, 1998 and December 31, 1997 and 1996 were 8.04%, 8.77%, and 6.09%, respectively.
The primary reasons for lower than peer returns are higher operating expenses, as a percent of total assets, and higher levels of shareholders' equity to total assets. Management is committed to decreasing it's operating expenses as a percentage of total assets and effectively leveraging it's equity to provide results which meet or exceed the Company's peers group. Management believes that a well structured execution of its business plan over the next 18 months will generate additional lines of revenue, strategic leveraging of its capital, and reduced costs as a percentage of average assets.

Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

Interest Income

Interest income totaled $14.1 million for the year ended December 31, 1998, as compared to $14.2 million for the year ended December 31, 1997, a decrease of $146,000, or 1.0%. The decrease in interest income was principally attributable to a decrease in the average yield on interest-earning assets to 8.03% from 8.16%, partially offset by an increase of $1.1 million, or .6%, in the average balance of interest earning-assets to $177.1 million from $175.9 million. The yield reduction is principally the result of a lower interest rate environment, which in turn has resulted in new mortgage loan originations at rates in excess of 100 basis points below the weighted average coupon of the existing loan portfolio which lowered the total portfolio yield, and the reinvestment of investment security principal maturity's and prepayments at rates over 75 basis points less than the existing portfolio yield. The decline in yield on mortgages and investments was caused by a general decline in market interest rates. To illustrate, the yield on 1 year and 30 year treasury bonds declined by 94 basis points and 82 basis points, respectively from December 31, 1997 to December 31, 1998. The increase in average interest-earning assets was primarily attributable to loan origination activity. Loan originations totaled $45.7 million for the 1998 fiscal year, of which $28.1 were one-to-four family residential mortgages. Loan sales during this period were $7.7 million. The originations, less loan repayments and sales, increased the average balance of real estate loans by $12.8 million, or 12.4%, to $116.4 million at December 31, 1998 from $103.6 million at the prior fiscal year end. The average balance on consumer and other loans increased by $433,000, or 4.3%. Funding for the loan originations came principally from a reduction of the investment security portfolio through maturities, calls, and redemptions, as well as through borrowed funds. The average balance on mortgage-backed securities and investment securities decreased by $2.9 million and $8.3 million, respectively. The average balance on interest-earning deposits at other financial institutions decreased by $597,000.

Interest income on real estate loans totaled $9.7 million and $9.0 million for the years ended December 31, 1998 and 1997, respectively. The $727,000, or 8.1%, increase resulted primarily from an increase in the average balance of real estate loans of $12.8 million, or 12.4%, to $116.4 million for 1998 from $103.6 million for 1997. The increase in the average balance on real estate loan was partially offset by a reduction in the average yield on such loans to 8.33% from 8.66%. The increase in the average balance on real estate loans was principally due to the origination of 15 and 30 year term one-to-four family residential mortgages loans held-for-sale and one-to-four family adjustable rate mortgage loans retained in the Company's portfolio. The Company began originating mortgage loans held-for-sale during the fourth quarter of 1997. The origination of adjustable rate mortgages mortgage loans is primarily comprised of "5/1 ARMS" which have interest rates that are fixed for the first five years and are adjustable annually thereafter, and amortize over 30 years. To a lesser degree, the Company also increased its origination of commercial real estate loans. The decrease in the yield on average real estate loans was attributable to the lower rates charged on mortgage loans held-for-sale, the initial rates charged on 5/1 ARMS, and the downward repricing of the one year adjustable rate mortgage portfolio caused by the relatively lower interest rate environment.

Interest income on consumer and other loans increased $80,000, or 7.3%, to $1.2 million for the year ended December 31, 1998 from $1.1 million for the year ended December 31, 1997. The increase was due to an increase in the average yield on consumer and other loans to 11.19% from 10.87%, as well as an increase in the average balance on consumer and other loans of $433,000, or 4.3%, to $10.5 million from $10.1 million. The increase in the average yield on consumer and other loans reflects the Company's continuing efforts to provide lending to qualified local businesses, which tend to carry higher interest rates. The increase in the average balance on consumer and other loans demonstrates continued penetration into this particular segment of the market.

Interest income on mortgage-backed securities decreased by $227,000, or 14.3%, to $1.4 million from $1.6 million for the years ended December 31, 1998 and 1997, respectively. The decrease in interest income on mortgage-backed securities resulted generally from a decrease in the average balance on mortgage-backed securities of $2.9 million, or 12.3%, to $20.4 million at December 31, 1998 from $23.2 million at the end of the prior year, as well as a decrease in the average yield on mortgage-backed securities to 6.69% from 6.84%. The decrease in the average balance of mortgage-backed securities resulted from the scheduled amortization and prepayments of principal on the underlying mortgage loans. Prepayments accelerated throughout the second half of 1998 as the decline in interest rates on new mortgages fostered significant refinancing activity. The cash flow from the mortgage-backed securities portfolio was utilized to fund the origination of loans. The decrease in the average yield on mortgage-backed securities was the result of prepayments being more predominant on the higher coupon collateral than on those mortgage loans with lower fixed rates.

Interest income on investment securities, on a tax equivalent basis, decreased $698,000, or 27.6%, for the year ended December 31, 1998 to $1.8 million from $2.5 million for the same period in 1997. The decrease resulted primarily from a decrease in the average balance of investment securities of $8.7 million, or 24.4%, to $26.9 million at the end of the 1998 fiscal year from $35.6 million at December 31, 1997. Additionally, the average yield on investment securities, on a tax equivalent basis, decreased to

6.80% from 7.10% for the years ended December 31, 1998 and 1997, respectively. The decrease in the average balance of investment securities resulted primarily from the reinvestment of funds from maturing and called securities into loan originations. The average yield on investment securities declined as higher coupon securities purchased three to five years ago were either called due to the lower interest rate environment or matured.

Interest income on interest-earning deposits decreased $28,000, or 16.2%, to $145,000 for the year ended December 31, 1998 from $173,000 for the prior year. The decrease was due to a $597,000, or 17.4%, decrease in the average balance on interest-earning deposits, partially offset by an increase in the average yield on such deposits to 5.13% from 5.05%.

Interest Expense

Interest expense increased $43,000, or .6%, to $7.0 million for the year ended December 31 1998, from $6.9 million for the prior year. The increase was primarily attributable to an increase in the use of borrowed funds which resulted in a higher average balance of interest-bearing liabilities. The average balance of interest-bearing liabilities increased $2.0 million, or 1.3%, to $162.0 million at December 31, 1998 as compared to $160.0 million at the end of the prior year. The average cost of interest-bearing liabilities decreased to 4.30% during the year ended December 31, 1998 from 4.33% for the year ended December 31, 1997. The decrease in the average cost is primarily attributable to reductions in the interest rates paid on NOW accounts and savings deposits. Interest expense on savings and club accounts decreased $106,000, or 5.4%, while the interest expense on time deposits decreased $80,000, or 2.0%. The average balance on savings and club accounts decreased $966,000, or 1.5%, to $64.4 million for the year ended December 31, 1998 from $65.4 for the prior year, while the average cost of such deposits decreased to 2.90% from 3.01%. The stated rate of interest paid on fixed rate savings accounts was reduced to 2.15% from 3.00% during the fourth quarter of 1998. During 1998, the Company introduced a tiered-rate savings account, which allows for higher rates of interest at higher balances ranging from 2.15% to 3.25%. At December 31, 1998, $49.4 million, or 76.8%, of the total savings deposits were held in fixed rate
accounts while $14.9 million were held in the tiered-rate product.   The average
balance on time deposits decreased $2.2 million, or 3.1%, to $68.4 million for the year ended December 31, 1998 from $70.6 million at December 31, 1997, while the average cost of time deposits increased to 5.69% from 5.63%. The decrease in the average balance on the Company's core deposits is reflective of increased competition form non-bank investment products and a lack of growth in the Company's market area. These conditions are anticipated to continue in the near future. The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York and funds obtained through repurchase agreements ("repos"). A loan held at a third party bank for the Bank's Employee Stock Ownership Plan ("ESOP") was refinanced by the mid-tier holding company during the fourth quarter of 1998. The average balance on the term and overnight advances for the year ended December 31, 1998 was $8.2 million at an average cost of 5.85%, compared to $1.1 million, at an average cost of 6.93% for 1997. The average balance on the repos for the year ended December 31, 1998 was $6.4 million at an average cost of 5.61%, compared to $8.4 million, at an average cost of 5.68% in 1997.

Average Balance Sheet

The following table sets forth certain information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 1998, 1997, and 1996 using a marginal federal income tax rate of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.

                                                                     Years Ended December 31,
                                            1998                              1997                              1996
----------------------------------------------------------------------------------------------------------------------------------
                                Average               Average     Average               Average     Average               Average
                                Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost    Balance   Interest  Yield/Cost
-----------------------------------------------------------------------------------------------------------------------------------
                                                                          (in thousands)
 Interest Earning Assets:
  Real Estate Loans            $116,447    $ 9,698        8.33%  $103,600   $  8,971        8.66%  $ 94,126    $ 8,250        8.76%
  Consumer & Other Loans         10,484      1,173       11.19%    10,051      1,093       10.87%    10,228      1,006        9.84%
  Mortgage-backed Securities     20,385      1,364        6.69%    23,244      1,591        6.84%    16,312      1,095        6.71%
  Taxable investment
   securities                    20,877      1,330        6.37%    29,160      1,974        6.77%    32,643      2,148        6.58%
  Non-taxable investment
   securities                     6,034        500        8.29%     6,432        554        8.61%     5,471        485        8.86%
  Interest-earning deposits       2,829        145        5.13%     3,426        173        5.05%     7,206        394        5.47%
-----------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning
   assets                      $177,056    $14,210        8.03%  $175,913   $ 14,356        8.16%  $165,986    $13,378        8.06%

  Non Interest Earning
   Assets:
  Other assets                   18,352                            16,017                            18,671
   Allowance for loan losses       (851)                             (936)                             (492)
  Net unrealized gains
   (losses)
  on available for sale
   portfolio                      1,443                               648                               366
     Total Assets              $196,000                          $191,642                          $184,531
-----------------------------------------------------------------------------------------------------------------------------------

 Interest-bearing
  Liabilities:
  Now accounts                 $ 14,281    $   331        2.32%  $ 13,346   $    341        2.56%  $ 12,709    $   322        2.53%
  Savings and club accounts      64,417      1,865        2.90%    65,383      1,971        3.01%    69,354      2,088        3.01%
  Time deposits                  68,417      3,895        5.69%    70,591      3,975        5.63%    69,470      3,886        5.59%
  Borrowings                     14,927        878        5.88%    10,677        639        5.98%     1,894        118        6.23%

  Total Interest bearing
   liabilities                 $162,042    $ 6,969        4.30%  $159,997   $  6,926        4.33%  $153,427    $ 6,414        4.18%
-----------------------------------------------------------------------------------------------------------------------------------

  Non-Interest-Bearing
   Liabilities:
  Demand deposits                 8,436                             7,633                             7,869
  Other liabilities               1,913                             1,798                             2,345
-----------------------------------------------------------------------------------------------------------------------------------

     Total liabilities          172,391                            169,428                          163,641

  Shareholder's equity           23,609                            22,214                            20,890
-----------------------------------------------------------------------------------------------------------------------------------

  Total liabilities &
   shareholder's equity        $196,000                          $191,642                          $184,531

 Net interest income                       $ 7,241                          $  7,430                           $ 6,964

 Net interest rate spread                                 3.72%                             3.83%                             3.88%

 Net interest margin                                      4.09%                             4.22%                             4.20%
-----------------------------------------------------------------------------------------------------------------------------------

 Ratio of average
  interest-earning assets
  to average
   interest-bearing
   liabilities                                          109.27%                           109.95%                           108.19%
-----------------------------------------------------------------------------------------------------------------------------------


Rate/Volume Analysis

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest earning assets and interest-bearing liabilities and the changing volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change.

                                                                   Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                        1998 vs. 1997                             1997 vs. 1996
                                       Increase (Decrease) Due to                Increase (Decrease) Due to
---------------------------------------------------------------------------------------------------------------------------
                                                                      Total                                     Total
                                                                     Increase                                  Increase
                                           Volume          Rate     (Decrease)      Volume          Rate      (Decrease)
--------------------------------------------------------------------------------------------------------------------------
(in thousands)
Interest Income:
 Real estate loans                              $1,079      ($352)     $  727           $ 817          ($96)      $ 721
 Consumer and other loans                           48         32          80             (17)          104          87
 Mortgage-backed securities                       (193)       (34)       (227)            474            22         496
 Taxable investment securities                    (533)      (111)       (644)           (235)           61        (174)
 Non-taxable investment securities                 (33)       (21)        (54)             83           (14)         69
 Interest-earning deposits                         (31)         3         (28)           (193)          (28)       (221)
---------------------------------------------------------------------------------------------------------------------------
  Total interest income                            337       (483)       (146)            929            49         978
Interest Expense:
 Now and escrow accounts                            23        (33)        (10)             15             4          19
 Savings and club accounts                         (30)       (76)       (106)           (117)            0        (117)
 Time deposits                                    (122)        42         (80)             62            27          89
 Borrowings                                        250        (11)        239             493            (6)        487
  Total Interest expense                           121        (78)         43             453            25         478
---------------------------------------------------------------------------------------------------------------------------
Net change in interest
 income                                         $  216      ($405)      ($189)          $ 476         $  24       $ 500
---------------------------------------------------------------------------------------------------------------------------

Net Interest Income

Net interest income decreased $189,000, on a tax equivalent basis, for the year ended December 31, 1998 as compared to December 31, 1997. The decrease occurred due to a decrease in the ratio of average interest-earning assets to average interest bearing liabilities to 109.27% from 109.95%, as well as a compression of the Company's net interest rate spread to 3.72% from 3.83%. These ratios are the result of a $2.0 million, or 1.3%, increase in average interest-bearing liabilities, and a decrease in the average yield of interest-earning assets to 8.03% from 8.16%. These decreases were offset in part by an increase in the average balance of interest earning assets of $1.1 million, or .6%, and a decrease in the average cost on interest bearing liabilities to 4.30% from 4.33%.

Provision for Loan Losses

The Company maintains an allowance for loan losses based upon a monthly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio.
Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Company's actual loss experience, as well as standards applied by the FDIC. The Company established a provision for possible loan losses for the year ended December 31, 1998 of $382,000 as compared to a provision of $261,000 for the year ended December 31, 1997. The increase in the provision for loan losses is attributable to the desire of Company management to increase the Company's' coverage ratios for non-performing loans in response to recent trends and to reflect the increased risks associated with commercial lending. The Company's allowance for loan losses as a percentage of total loans receivable was .74%, while the allowance for loan losses to non-performing loans was 46.20% at December 31, 1998.

Non interest Income

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and loans and other operating income.

Non interest income increased $213,000, or 15.5%, to $1.6 million for the year ended December 31, 1998, as compared to $1.4 million for the year ended December 31, 1997. The increase in non interest income was primarily attributable to an increase in fees and service charges of $35,000, or 7.3%, to $524,000 from $489,000, and additional gains on the sale of investment securities and loans of $290,000, partially offset by a decrease in other charges, commissions, and fees of $116,000, or 32.0%, to $251,000 from $367,000. The increase in fees and service charges is primarily attributable to fees from checking accounts and ATM transactions, and increased mortgage servicing activity. The gains on the sale of investment securities and loans is the result of the recognition of the unrealized increased market value on the Company's investment in a mutual fund which amounted to $571,000 versus $347,000 for the prior year, and gains on loan sales of $60,000 for 1998. The decrease in other charges and commissions is primarily the result of a $53,000 reduction in fees from investment services and a prior period recovery of $95,000 in 1997 for Nationar and Bennett Funding Group investments, partially offset by increases in building rents and profits on the liquidation of other real estate owned.

Non interest Expense

Non interest expense increased $816,000, or 14.1%, to $6.6 million for the year ended December 31, 1998 from $5.8 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $199,000, or 6.8%, data processing costs of $59,000, or 15.3%, professional service expense increases of $8,000, other expense increases of $208,000, or 22.6%, and a charge of $379,000 in connection with the cancellation of the merger. The merger expenses were attributable to professional services rendered for legal, tax, and accounting work, as well as for certain filing fees. The increases in the employee compensation and benefits is primarily the result of increased salaries of approximately of $105,000, stock compensation expense of $40,000, and directors fees of $62,000. The salary increases resulted from the hiring of additional personnel to originate and service loans held-for-sale. The stock compensation increase was attributable to accelerated vesting for two board directors approaching mandatory retirement. The additional directors fees was due to the increased number of meetings related to consideration of the plans of merger and merger related issues. The increased data processing costs were mainly caused by the configuration and installation of a local and wide area network and an expansion of the ATM network. The increase in other expenses was primarily attributable to the following: $81,000 in connection with the liquidation of certain OREO properties, $52,000 in non-recurring data communications costs for networks, $49,000 for costs related to the operation of the mid-tier holding company (principally franchise tax), and $16,000 in additional liability insurance expense. The expense increase were partially offset by a decrease in occupancy costs of $40,000, or 6.0%.

The Company's overhead (non-interest expense to average assets) and efficiency ratios for the year ended December 31, 1998 were 3.36% and 70.57%, respectively. Exclusive of the merger costs the same ratios were 3.17% and 65.22%, respectively. The stock based compensation plan expenses and the Company's amortization of goodwill represent non-cash expenses in that they do not decrease the generation of tangible capital (9). If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, exclusive of the merger costs, those adjusted ratios for the year ended December 31, 1998 would be 2.70% and 61.05%, respectively. The Company's efforts to prepare its data processing systems for the impact of the Year 2000 were not a significant component of expense in 1998 since the majority of expenditures were software and hardware upgrades which were capitalized upon implementation in January 1999. The total amount capitalized was approximately $613,000 and is being depreciated over an average of approximately 6 years. The depreciation will result in additional annual expenses of approximately $100,000 over this period. Exclusive of these expenses, management does not anticipate incurring additional significant expenses associated with Year 2000 readiness issues.

Income Tax Expense

Income tax expense decreased $267,000, or 35.0% to $495,000 for the year ended December 31, 1998 from $762,000 for the prior year. The decrease in income tax expense reflected lower pre-tax income during the year.

Comparison of Operating Results for the Years Ended December 31, 1997 and 1996

Interest Income

Interest income increased by $955,000, or 7.2%, to $14.2 million for the year ended December 31, 1997 from $13.2 million for the year ended December 31, 1996. The increase in interest income was principally attributable to an increase of $9.9 million, or 6.0%, in the average balance of interest earning-assets, to $176.0 million from $166.0 million, and an increase in the average yield on interest-earning assets to 8.16% from 8.06%. The increase in average interest-earning assets was primarily attributable to the deployment of an additional $10.6 million in borrowed funds, partially offset by a reduction in deposits of $6.6 million. The utilization of borrowed funds, and a re-deployment of short term investments resulted in a $9.5 million increase in the average balance of real estate loans, a $6.9 million increase in the average balance of mortgage-backed securities, and decreases of $2.5 million in the average balance of investment securities and $3.8 million in the average balance of interest-earning deposits in other financial institutions. The average balance on consumer and other loans decreased by $177,000. The increase in the average yield on interest-earning assets was primarily attributable to the restructuring of the balance sheet from short term investments into higher yielding, longer term mortgage backed securities and real estate loans, including commercial real estate, and the origination of commercial business loans at rates higher than the existing real estate loan portfolio. The shift in earning assets from shorter to longer-term investments increases the Company's interest rate sensitivity. More specifically, in a rising rate environment, the cost of interest-bearing liabilities is likely to rise more rapidly than the yield on interest earning assets resulting in a compression of net interest rate spread. (For more information regarding the impact of changes in interest rates on the Company's earnings see "Asset and Liability Management - Interest Sensitivity Analysis")

Interest income on real estate loans increased $721,000, or 8.7%, to $9.0 million for the year ended December 31, 1997, from $8.3 million for the year ended December 31, 1996. The increase was due to a $9.5 million, or 10.1%, increase in the average balance of real estate loans, partially offset by a decrease in the average yield on real estate loans of 10 basis points to 8.66% from 8.76%. The increase in the average balance on real estate loans was principally due to the origination of fixed rate mortgages with terms from 10 to 30 years, adjustable rate mortgages with a fixed rate of interest for the first five years adjustable annually thereafter, and commercial real estate loans. Fixed rate mortgages with terms greater than 20 years are principally originated with the intent to sell those loans into the secondary market. The decrease in the average yield on real estate loans was principally due to the reduction in medium and long term market interest rates that occurred during the second half of 1997.

Interest income on consumer and other loans increased $87,000, or 8.6%, to $1.1 million for the year ended December 31, 1997 from $1.0 million for the year ended December 31, 1996. The increase was due to an increase in the average yield on consumer and other loans to 10.87% from 9.84%, partially offset by a decrease in the average balance on consumer and other loans of $177,000, or 1.7%, to $10.1 million from $10.2 million. The increase in the average yield on consumer and other loans reflects the Company's continuing efforts to provide lending to qualified local businesses, which tend to carry higher interest rates. The decrease in the average balance on consumer and other loans results from softer demand in consumer lending for higher rate unsecured loans.

Interest income on mortgage-backed securities increased $496,000, or 45.2%, to $1.6 million from $1.1 million. The increase was attributable to a $6.9 million, or 42.5%, increase in the average balance on mortgage-backed securities to $23.2 million from $16.3 million, as well as an increase in the average yield on mortgage-backed securities to 6.84% from 6.71%. The increase in the average balance on mortgage-backed securities was due to the deployment of borrowed funds into mortgage-backed securities as part of a strategy, during the first half of 1997, to leverage the Company's strong capital position to increase incrementally net interest income. The use of short term borrowings for investment into longer term securities, such as mortgage-backed securities, increases the sensitivity of the Company's earnings to future increases in interest rates. As part of engaging in such a strategy, the Company performed extensive analysis on the interest rate sensitivity of its entire balance sheet. Historically, savings account deposit interest rates have not adjusted commensurate with market interest rate movements and, more specifically, has tended to lag upward adjustments in market interest rates. The Company's large base of savings account deposits tends to mitigate the otherwise potential negative ramifications of rising market interest rates. Company policy on leverage transactions dictates that such transactions be "unwound" (by selling the security and paying down the borrowing) if interest rate movements result in a compression of the original spread beyond certain levels. The unwinding of such transactions during a period of sharply rising interest rates would likely result in the realization of losses on sales of securities.

Interest income on investment securities decreased $105,000, or 4.0%, to $2.5 million for the year ended December 31, 1997 from $2.6 million for the year ended December 31, 1996, notwithstanding an increase in the average yield on investment securities to 7.10% from 6.91%, on a tax equivalent basis. The decrease in interest income was primarily attributable to a $2.5 million, or 6.6%, decrease in the average balance of investment securities to $35.6 million at December 31, 1997 from $38.1 million at the end of the prior year. The decrease in the average balance of investment securities is the result of funds from maturities and redemptions being reinvested in the Company's real estate loan portfolio rather than reinvested in investment securities. The increase in the average yield on investment securities, on a tax equivalent basis, was primarily due to the maturity and redemption of securities with lower interest rates than those securities remaining in the portfolio.

Interest income on interest-earning deposits decreased $221,000, or 56.1%, to $173,000 for the year ended December 31, 1997 from $394,000 for the prior year. The decrease was due to a $3.8 million, or 52.4%, decrease in the average balance on interest-earning deposits and a decrease in the average yield on such deposits to 5.05% from 5.47%.

Interest Expense

Interest expense increased $478,000, or 8.0%, to $6.9 million for the year ended December 31 1997, from $6.4 million for the prior year. The increase was primarily attributable to a shift in passbook savings accounts to higher rate certificates of deposit and an increase in interest expense associated with borrowings. Interest expense on savings and club accounts decreased $117,000, or 5.6%, while the interest expense on term deposits increased $89,000, or 2.3%. The average balance on savings and club accounts decreased $4.0 million, to $65.4 million for the year ended December 31, 1997 from $69.4 for the prior year, while the average cost of such deposits remained 3.01%. The average balance on time deposits increased $1.1 million, or 1.6%, to $70.6 for the year ended December 31, 1997 from $69.5 million at December 31, 1996, while the average cost of time deposits increased to 5.63% from 5.59%. The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York, funds obtained through repurchase agreements("repos"), and a loan by another financial institution to finance the purchase of shares of the Company's common stock for the Employee Stock Ownership Plan ("ESOP"). The average balance on the term and overnight advances for the year ended December 31, 1997 was $1.1 million, at an average cost of 6.93%, resulting in interest expense of $66,000. The average balance on the repos for the year ended December 31, 1997 was $8.4 million, at an average cost of 5.68%, resulting in interest expense of $475,000. The ESOP loan had an average balance of $465,000, at an average cost of 7.41%, resulting in $34,000 in interest expense for the year.

Net Interest Income

Net interest income increased $478,000, on a tax equivalent basis, for the year ended December 31, 1997 as compared to December 31, 1996. The increase occurred due to an increase in the ratio of average interest-earning assets to average interest bearing liabilities to 110.27% from 108.19%, partially offset by a decrease in the Company's net interest rate spread to 3.84% from 3.88%. These ratios are the result of a $9.9 million, or 6.0%, increase in average interest-earning assets, and an increase in the average yield on interest-earning assets to 8.16% from 8.06%. These increases were offset in part by an increase in the average balance of interest bearing liabilities of $6.1 million, or 4.0%, and an increase in the average cost on interest bearing liabilities to 4.32% from 4.18%.

Provision for Loan Losses

The Company maintains an allowance for loan losses based upon a quarterly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio.
Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Company's actual loss experience, as well as standards applied by the FDIC. The Company established a provision for possible loan losses for the year ended December 31, 1997 of $261,000 as compared to a provision of $636,000 for the year ended December 31, 1996. The decrease in the provision for loan losses was partially attributable to a $420,000 specific reserve established in September 1996 for the Company's investments in lease finance packages acquired from the Bennett Funding Group. The Company's loan loss provision for 1997 increased $45,000 over the prior year, after adjusting for the specific provision in 1996. The Company's allowance for loan losses as a percentage of net loans receivable at December 31, 1997 was .68%.

Non interest Income

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and other operating income.

Non interest income increased $393,000, or 40.2%, to $1.4 million for the year ended December 31, 1997, as compared to $979,000 for the year ended December 31, 1996. The increase in non interest income was primarily attributable to an increase in fees and service charges of $82,000, or 14.3%, to $489,000 from $570,000, additional gains on the sale of investment securities of $222,000, and an increase in other charges, commissions, and fees to $367,000 from $164,000. The increase in fees and service charges is primarily attributable to higher fees on checking accounts and increased mortgage servicing activity, as well as a $56,000 increase in fees generated by the Company's investment unit. The gains on the sale of investment securities is the result of the recognition of the unrealized increased market value on the Company's investment in the IIMF mutual fund.

Non interest Expense

Non interest expense increased $406,000, or 7.6%, to $5.8 million for the year ended December 31, 1997 from $5.4 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $573,000, or 24.4%, data processing costs of $12,000, or 3.2%, professional service expense increases of $7,000, and other expense increases of $42,000, or 4.7%. The increases in the employee compensation and benefits is primarily the result of recognition of the impact of the increase in the market value on the Company's common stock on the stock based compensation plans. The increases were partially offset by a decrease in occupancy costs of $25,000, or 3.6%, and a reduction, in deposit insurance premiums of $203,000. The Company's overhead and efficiency ratios for the years ended December 31, 1996 were 3.01% and 60.45%, respectively. The stock based compensation plan expenses and the Company's amortization of goodwill represent non-cash expenses. If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1997, would be 2.59% and 57.37%, respectively. The Company's efforts to prepare its data processing systems for the impact of the Year 2000 were not a significant component of expense in 1997.

Income Tax Expense

Income tax expense increased $256,000, or 50.7% to $762,000 for the year ended December 31, 1997 from $506,000 for the prior year. The increase in income tax expense reflected higher pre-tax income during the year.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of deposits to maintain a desired deposit balance. In addition, the Company invests excess funds in short-term interest-bearing and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives. The Company's liquidity has been enhanced by its membership in the Federal Home Loan Bank of New York, whose competitive advance programs and lines of credit will provide the Company with a safe, reliable and convenient source of funds.

A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The Company has experienced a decrease in savings account deposits during the past three years. Savings account balances decreased $6.8 million, or 9.6%, from $71.0 million at December 31, 1995 to $64.2 million at December 31, 1998. The decrease in savings account deposits has caused the Company to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

At December 31, 1998, the Company had outstanding loan commitments of $7.9 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at December 31, 1998 totaled $51.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

New Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities. In June of 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for all fiscal quarters for fiscal years beginning after June 30, 1999. This statement requires an entity to recognize all derivative financial instruments as either assets or liabilities in the consolidated statement of condition and measure those instruments at fair value. Management does not believe that this statement will have a significant impact on the results of operations or shareholders' equity of the Company

Impact of Inflation and Changing Prices

The financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact of the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Common Stock and Related Matters

The Common Stock trades and is listed on The Nasdaq SmallCap Stock Market under the symbol "PBHC" and the short name PathBcp. The common stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998). As of March 15, 1998, there were 436 shareholders of record and 2,701,845 outstanding shares of common stock.

Share Repurchases

During 1998, the Company repurchased 43,625 shares of its common stock for its Management Recognition and Retention Program. Additionally, in the fourth quarter of 1998 the Company commenced and completed a share repurchase program for 5% of outstanding shares. This program resulted in 132,000 shares being repurchased at an average price of $14.296 for a total cost of $1.9 million. On January 22, 1999, the Company announced a second share repurchase program for the purchase of up to 135,000 shares to be completed by June 30, 1999.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated, adjusted retroactively for the three for two stock split paid on February 5, 1998.


                                        Dividends
Quarter ended          High      Low      Paid
--------------------  -------  -------  ---------

December 31, 1998     $10.375  $ 9.125     $.0500
September 30, 1998     23.000   12.000     $.0500
June 30, 1998          26.125   21.000     $.0500
March 31, 1998         24.625   17.172     $.0500
December 31, 1997      20.000   14.000     $.0467
September 30, 1997     14.750    8.583     $.0467
June 30, 1997           9.333    7.250     $.0467
March 31, 1997          8.667    6.250     $.0333


Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                                                    Independent Auditors' Report



Board of Directors and Shareholders
Pathfinder Bancorp, Inc.
Oswego, New York

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pathfinder Bancorp, Inc. at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
Syracuse, New York
February 5, 1999

                                                                                           December 31,
--------------------------------------------------------------------------------------------------------------
                                                                                       1998           1997
--------------------------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                                           $  4,716,238   $  4,334,072
 Federal funds sold                                                                   1,800,000           ----
--------------------------------------------------------------------------------------------------------------
   Total cash and cash equivalents                                                 $  6,516,238      4,334,072
 Investment securities
 (approximate fair value $53,443,000 and $56,847,000)                                53,443,039     56,821,317
 Mortgage loans  held-for-sale                                                        2,841,931      1,547,354
 Loans:
 Real estate                                                                        115,971,684    110,416,494
 Consumer and other                                                                  10,536,151     10,763,277
--------------------------------------------------------------------------------------------------------------
   Total loans                                                                      126,507,835    121,179,771
 Less:  Allowance for loan losses                                                       939,161        827,521
       Unearned discounts and origination fees                                          199,156        314,322
--------------------------------------------------------------------------------------------------------------
   Loans receivable, net                                                            125,369,518    120,037,928
 Premises and equipment, net                                                          4,489,928      3,720,270
 Accrued interest receivable                                                          1,237,069      1,443,175
 Other real estate                                                                      742,163        766,619
 Intangible assets, net                                                               3,289,121      3,604,876
    Other assets                                                                      5,444,979      4,524,781
--------------------------------------------------------------------------------------------------------------
   Total assets                                                                    $203,373,986   $196,800,392
==============================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY:
 Deposits                                                                          :
   Interest bearing                                                                $150,591,029   $144,754,879
   Non-interest bearing                                                               9,628,125      7,644,262
--------------------------------------------------------------------------------------------------------------
  Total deposits                                                                    160,219,154    152,399,141
 Borrowed Funds                                                                      18,691,000     18,242,000
 Note payable - ESOP                                                                       ----        430,126
 Other liabilities                                                                    2,177,147      2,146,390
--------------------------------------------------------------------------------------------------------------
  Total liabilities                                                                 181,087,301    173,217,657

 Shareholders' equity:
 Common stock, par value $.10 per share; authorized
      9,000,000 shares; 2,877,470 and 2,874,999 shares issued and
           2,745,470 and 2,874,999 outstanding for 1998 and 1997, respectively.         287,747        287,500
     Additional paid-in-capital                                                       6,828,836      7,643,084
  Retained earnings                                                                  17,820,409     17,156,415
  Unearned stock based compensation                                                  (1,428,746)    (1,836,250)
   Accumulated other comprehensive income                                             1,012,462        743,036
   Unearned ESOP shares                                                                (346,917)      (411,050)
  Treasury stock, at cost; 132,000 shares                                            (1,887,106)          ----
--------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                         22,286,685     23,582,735
--------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                     $203,373,986   $196,800,392
==============================================================================================================

   The accompanying notes are an integral part of the consolidated financial statements

                                                                                  Years Ended December 31,
                                                                               1998         1997          1996
-------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
  Loans                                                                     $10,871,385   $10,063,659   $ 9,256,360
  Interest and dividends on investments:
   U.S. Treasury and agencies                                                   198,401       407,628       509,275
   State and political subdivisions                                             345,303       372,376       320,192
   Corporate obligations                                                      1,032,369     1,477,630     1,610,326
   Marketable equity securities                                                  98,951        82,819        27,857
   Mortgage-backed securities                                                 1,364,002     1,590,701     1,094,837
   Federal funds sold and interest-bearing deposits                             145,132       172,839       393,871
-------------------------------------------------------------------------------------------------------------------
     Total interest income                                                   14,055,543    14,167,652    13,212,718

INTEREST EXPENSE:
  Interest on deposits                                                        6,091,009     6,287,117     6,295,592
  Interest on borrowed funds                                                    878,364       604,844       118,132
-------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                   6,969,373     6,891,961     6,413,724

     Net interest income                                                      7,086,170     7,275,691     6,798,994
  Provision for loan losses                                                     381,561       261,112       636,410
-------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses                      6,704,609     7,014,579     6,162,584
-------------------------------------------------------------------------------------------------------------------
OTHER INCOME:
  Service charges on deposit accounts                                           524,238       488,799       570,464
  Cash surrender value                                                          192,368       188,315       138,265
  Net gain on securities and loan sales                                         618,448       328,565       106,638
  Other charges, commissions and fees                                           250,683       366,883       163,970
-------------------------------------------------------------------------------------------------------------------
     Total other income                                                       1,585,737     1,372,562       979,337
-------------------------------------------------------------------------------------------------------------------
OTHER EXPENSES:
  Salaries and employee benefits                                              3,116,577     2,917,470     2,344,218
  Building occupancy                                                            626,231       666,082       691,101
  Data processing expenses                                                      447,024       387,741       375,557
  Professional and other services                                               537,339       529,724       522,800
  Deposit insurance premiums                                                     35,466        33,139       235,843
  Amortization of intangible assets                                             315,756       315,756       315,755
  Merger expense                                                                378,896          ----          ----
  Other expenses                                                              1,129,223       920,781       879,049
-------------------------------------------------------------------------------------------------------------------
     Total other expenses                                                     6,586,512     5,770,693     5,364,323
Income before income taxes                                                    1,703,834     2,616,448     1,777,598
Provision for income taxes                                                      495,033       762,087       505,838
-------------------------------------------------------------------------------------------------------------------
Net income                                                                  $ 1,208,801     1,854,361   $ 1,271,760
  Other comprehensive income, net of taxes:
    Unrealized net gains on securities:
    Unrealized holding gains (losses) arising during period                 $   437,441   $   538,574   $  (416,718)
   Reclassification adjustment for gains included
    in net income                                                                11,602        11,596        67,678
-------------------------------------------------------------------------------------------------------------------
                                                                                449,043       550,170      (349,040)
Income tax (provision) benefit                                                 (179,617)     (220,068)      139,616
-------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                                   269,426       330,102      (209,424)
-------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                        $ 1,478,227   $ 2,184,463   $ 1,062,336
-------------------------------------------------------------------------------------------------------------------
   Net income per share  basic                                                     $.44          $.66          $.45
-------------------------------------------------------------------------------------------------------------------
   Net income per share  diluted                                                   $.42          $.66          $.45
-------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of the consolidated financial statements



                                                                                                 Accumulated
                                                    Additional                   Unearned        Other             Unearned
                                  Common Stock       Paid in     Retained     Stock Based        Comprehensive     ESOP
                              Shares       Amount    Capital     Earnings    Compensation        Income            Shares

Balance, December 31, 1995   1,916,666   $ 1,916,666  $3,748,279  $14,889,375   $              $  622,358         $(425,300)
Net Income                                                          1,271,760
 Acquisition of unearned
  ESOP shares                                                                                                      (110,047)
 ESOP shares earned                                        2,447                                                     57,439
 Change in unrealized net
  depreciation on investment
  securities                                                                                     (209,424)
 Dividends declared
  ($0.13 per share)                                                  (373,469)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1996   1,916,666     1,916,666   3,750,726   15,787,666                     412,934          (477,908)
  Net Income                                                        1,854,361
  ESOP shares earned                                      59,692                                                     66,858
  Unearned stock-based
    compensation awarded                               2,203,500                  (2,203,500)
  Stock based compensation
   earned                                                                            367,250
  Change in unrealized
   net appreciation
   on investment
   securities                                                                                     330,102
  Dividends declared
      ($0.17 per share)                                              (485,612)
  Three-for-two stock
   split and reduction
   in par value of common
    stock                      958,333   (1,629,166) 1,629,166
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997   2,874,999  $   287,500 $7,643,084 $17,156,415    ($1,836,250)     $  743,036         ($411,050)
 Net Income                                                      1,208,801
  ESOP shares earned                                   127,533                                                       64,133
  Stock options exercised        2,471          247     16,207
  Treasury stock purchased
  Common stock issued
   under stock
     based compensation
      plan                                            (957,988)                                                     957,988
  Stock based compensation
   earned                                                                         407,504
  Change in unrealized
   net appreciation                                                                               269,426
   on investment
   securities
  Dividends declared
      ($0.20 per share)                                           (544,807)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998   2,877,470  $   287,747 $6,828,836 $17,820,409   $ (1,428,746)    $1,012,462          $(346,917)
==================================================================================================================================


  The accompanying notes are an integral part of the consolidated financial statements

                                                                                     Years Ended December 31,
                                                                           1997                 1996           1995
-----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net Income                                                                 $  1,208,801   $  1,854,361   $  1,271,760
  Adjustments to reconcile net income to net cash
   provided by operating activities:
  Provision for loan, investment and other real estate losses                     381,561        261,112        675,152
  Deferred compensation                                                           188,721        169,773        164,926
  ESOP and other stock-based compensation earned                                  599,170        493,800         59,886
  Deferred income tax (benefit) provision                                        (117,668)       (76,942)       (62,775)
  Realized and unrealized loss/(gain)  on:
   Sale of real estate acquired through foreclosure                                68,741           ----          3,602
   Sale of loans                                                                  (59,410)         6,697           ----
   Available-for-sale investment securities                                      (559,038)      (335,262)      (106,638)
  Depreciation                                                                    231,617        235,282        248,105
  Amortization of intangibles                                                     315,756        315,756        315,755
  Net amortization of premiums and discounts on
   investment securities                                                          (39,951)        65,923        114,115
  Decrease  in interest receivable                                                206,106         22,827          3,659
  Increase in other assets                                                       (445,968)      (437,353)      (234,633)
  (Decrease) increase in other liabilities                                       (223,022)       195,751       (106,771)
-----------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                  1,755,416      2,771,725      2,346,143
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchase of investment securities available-for-sale                        (15,633,561)    (8,482,036)   (28,604,061)
  Proceeds from maturities and principal reductions of
   investment securities held-to-maturity                                       4,270,000      4,790,000        250,000
  Proceeds from maturities and principal reductions of
   investment securities available-for-sale                                    14,863,726      6,420,245     10,995,832
  Proceeds from sale of:
   Real estate acquired through foreclosure                                       753,334        586,109        289,153
   Loans                                                                        7,726,767           ----           ----
   Available-for-sale investment                                                  926,143        792,352     10,393,686
  Net increase in loans                                                       (15,238,129)   (13,484,773)    (9,674,236)
  Purchase of premises and equipment                                           (1,001,275)      (571,072)      (813,086)
  Increase in surrender value of life insurance                                  (474,230)      (188,315)      (138,210)
  Other investing activities                                                     (234,573)      (279,179)          ----
-----------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                                     (4,041,798)   (10,416,669)   (17,300,922)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits,
   NOW accounts, savings accounts,
   money market deposit accounts and escrow deposits                            5,475,054     (1,191,170)    (4,454,805)
  Net increase (decrease) in time deposits                                      2,344,959     (5,407,527)     5,128,707
  Proceeds from borrowings, net                                                   449,000     10,632,000      7,720,047
  Repayments of note payable-ESOP                                                (430,126)       (55,800)       (48,799)
  Proceeds from exercise of stock options                                          16,454           ----           ----
  Common stock acquired by ESOP                                                      ----           ----       (110,047)
  Cash dividends                                                                 (541,699)      (351,446)      (277,636)
  Treasury stock purchased                                                     (2,845,094)          ----           ----
-----------------------------------------------------------------------------------------------------------------------
     Net cash provided by financing activities                                  4,468,548      3,626,057      7,957,467
-----------------------------------------------------------------------------------------------------------------------
  Reclass of Nationar deposits from
   cash equivalents to other assets                                                                 ----      2,783,000
-----------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash and cash equivalent                            2,182,166     (4,018,887)    (4,214,312)
  Cash and cash equivalents at beginning of year                                4,334,072      8,352,959     12,567,271
-----------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of year                                $  6,516,238   $  4,334,072   $  8,352,959
-----------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
         Interest                                                               7,014,726   $  6,835,301   $  6,285,566
         Income taxes paid                                                        868,950        795,705        529,477
NON-CASH INVESTING ACTIVITY:
         Transfer of loans to other real estate                                   563,046        373,628        445,035
         Change in unrealized (appreciation)/depreciation
         on securities available-for-sale                                        (449,043)      (550,170)       349,040
NON-CASH FINANCING ACTIVITY:
  Dividends declared and unpaid                                                   137,274        134,166         93,138

The accompanying notes are an integral part of the consolidated financial statements

Note 1: Summary of Significant Accounting Policies

Nature of operations

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiaries, Oswego City Savings Bank (the "Bank") and Whispering Oaks Development Inc. All inter-company accounts and activity have been eliminated in consolidation. The Company has five full service offices located in its market area consisting of Oswego County. The Company is primarily engaged in the business of attracting deposits from the general public in the Company's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate and investment securities.

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 57% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $71,000 and $48,000 were allocated from the Company to Pathfinder Bancorp, M.H.C. during 1998 and 1997, respectively.

Effective December 1997, the Bank and Pathfinder Bancorp, M.H.C. reorganized through the formation of Pathfinder Bancorp, Inc., a state-chartered, stock holding company. The reorganization was effected by the exchange of outstanding shares of the Bank for shares of Pathfinder Bancorp,Inc.

In January 1999, the Company, in conference and concurrence with the Board of Trustees of Oswego County Savings Bank, jointly rescinded the merger agreement between the two banks, which was originally signed September 5, 1997.

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

For variable rate loans that reprice frequently and with no significant credit risk, fair values approximate carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

Allowance for Possible Loan Losses

The adequacy of the allowance for possible loan losses is periodically evaluated by the Company in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio and an analysis of the levels and trends of delinquencies and charge-offs.

A loan is considered impaired, based on current information and events, if it is probable the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based upon the present value of future cash flows discounted at the historical effective rate, except that all collateral-dependent loans are measured for impairment based on fair values of collateral.

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

When future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for possible credit losses until prior charge-off have been fully recovered.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed generally on a straight-line basis over the estimated useful lives of the related assets. Maintenance and repairs are charged to operating expenses as incurred. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired and any resulting gain or loss is included in the determination of income.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs.

Intangible Assets

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Company periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization totaled $1,447,213 and $1,131,458 at December 31, 1998 and 1997, respectively.

Mortgage Servicing Rights

Included in other assets at December 31, 1998 is approximately $55,000 of mortgage servicing rights. Originated mortgage servicing rights are recorded at their fair value at the time of transfer and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income, which included estimates of the cost of servicing per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment using these same market assumptions.

Deposits
Interest on deposits is accrued and paid to the depositors or credited to the depositors accounts monthly.

Fair values disclosed for demand, savings, and variable rate money market accounts and certificates of deposit approximate their carrying values at the reporting date. Fair values for fixed rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

Treasury Stock

Treasury stock purchases are recorded at cost. During 1998, the Company purchased 132,000 shares at an average cost of $14.29 per share. The Company considers the common stock to be an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share, and general market and economic factors. Treasury stock has also been acquired in order to have shares available for issuance under the Management Recognition and Retention Plan.

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

Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding throughout each year. Diluted earnings per share gives effect to weighted average shares which would be outstanding assuming the exercise of issued stock options using the treasury stock method.

In conjunction with the formation of Pathfinder Bancorp, Inc. in December 1997, the Company changed the par value of its common stock from $1.00 to $.10. On January 13, 1998, the Board of Directors declared a three-for-two stock split of the Company's common stock to be effected in the form of a stock dividend distributed February 5, 1998 to shareholders of record on January 26, 1998. The effect of the stock split was retroactively reflected as of December 31, 1997 in the consolidated statement of condition and statement of shareholders' equity. All references to number of shares, per share amounts and stock option data in the consolidated financial statements were restated.

New Accounting Pronouncements

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement required the Company to report the effects of unrealized investment holding gains or losses during the year as comprehensive income.

During 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate additional analysis and eliminates certain disclosures previously required.

In June of 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." This statement requires an entity to recognize all derivatives as either assets or liabilities in the consolidated statement of condition and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 30, 1999. Management does not believe this statement will have a significant impact on the results of operations or equity of the Company.

Fair Values of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of fair value information of financial instruments, whether or not recognized in the consolidated statement of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair values estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The carrying amounts and estimated fair values of financial instruments at December 31, are as follows:


                                             1998                       1997
---------------------------------------------------------------------------------------
                                    Carrying     Estimated      Carrying     Estimated
                                    Amounts     Fair Values     Amounts     Fair Values
---------------------------------------------------------------------------------------

  Cash and cash equivalents       $  6,516,238  $  6,516,000  $  4,334,072  $  4,334,000
  Investment securities             53,443,039    53,443,000    56,821,317    56,847,000
  Mortgage loans held-for-sale       2,841,931     2,888,000     1,547,354     1,555,000
  Loans                            125,369,518   127,381,000   120,037,928   123,969,000
  Accrued interest receivable        1,237,069     1,237,000     1,443,175     1,443,000
  Deposits                         160,219,154   157,979,000   152,399,141   148,044,000
  Borrowed funds                    18,691,000    18,693,000    18,242,000    18,242,000
  Note payable - ESOP                     ----          ----       430,126       430,000
  Put options                             ----          ----     3,000,000     2,973,750


Reclassification

Certain amounts from 1997 and 1996 have been reclassified to conform to the current years presentation. These reclassifications had no affect on net income as previously reported.

Note 2: Investment Securities
The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                    December 31, 1998
-----------------------------------------------------------------------------------------------
                                                              Gross       Gross      Estimated
                                                Amortized   Unrealized  Unrealized     Fair
                                                  Cost        Gains       Losses       Value
-----------------------------------------------------------------------------------------------
  Held to maturity
      Corporate debt                           $    80,218          --          --  $    80,218
  Available-for-sale:
  Bond investments:
   U.S. Treasury and agencies                  $ 1,470,989  $   42,470     $ 1,246    1,512,213
   State and political subdivision               5,906,335     420,035          --    6,326,370
   Corporate                                    20,266,946     346,720      16,408   20,597,258
   Mortgage-backed                              20,480,552     338,071      40,332   20,778,291
-----------------------------------------------------------------------------------------------
   Total                                        48,124,822   1,147,296      57,986   49,214,132
  Stock investments:
  Federal Home Loan Bank and other               3,528,576     620,113          --    4,148,689
-----------------------------------------------------------------------------------------------
   Total available-for-sale                    $51,653,398  $1,767,409     $57,986  $53,362,821
                                                            ==========     =======  ===========

  Net unrealized gain on available-for-sale      1,709,423
---------------------------------------------  -----------
  Grand total carrying value                   $53,443,039
=============================================  ===========



                                                              December 31, 1997
-----------------------------------------------------------------------------------------------
                                                              Gross       Gross      Estimated
                                                Amortized   Unrealized  Unrealized     Fair
                                                  Cost        Gains       Losses       Value
-----------------------------------------------------------------------------------------------
  Held-to-maturity:
   Corporate debt                              $ 5,115,232  $   32,260     $ 6,131  $ 5,141,360
  Available-for-sale:
  Bond investments:
   U.S. Treasury and agencies                    4,856,944      35,618       8,224    4,884,338
   State and political subdivision               6,635,657     424,830         545    7,059,942
   Corporate                                    13,006,129     204,018       6,412   13,203,735
     Mortgage-backed                            23,023,302     189,011      54,374   23,157,939
   Total                                        47,522,032     853,477      69,555   48,305,954
  Stock investments:
   Federal Home Loan Bank and other              2,923,670     476,461          --    3,400,131
     Total available-for-sale                  $50,445,702  $1,329,938     $69,555  $51,706,085
                                                            ==========     =======  ===========
  Net unrealized gain on available-for-sale      1,260,383
---------------------------------------------  -----------
  Grand total carrying value                   $56,821,317
=============================================  ===========

The amortized cost and estimated fair value of debt investments at December 31, 1998 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                         Available for Sale        Held-to Maturity
                                                         December 31, 1998         December 31, 1998
---------------------------------------------------------------------------------------------------------
                                                             Estimated                          Estimated
                                             Amortized          Fair             Amortized        Fair
                                               Cost            Value               Cost           Value
---------------------------------------------------------------------------------------------------------
  Due in one year or less                   $ 2,261,838         $ 2,277,652            $    --    $    --
  Due after one year through five years       8,138,784           8,465,059                 --         --
  Due after five years through ten years     10,277,006          10,659,521                 --         --
  Due after ten years                         6,966,642           7,033,609             80,218     80,218
  Mortgage-backed securities                 20,480,552          20,778,291                 --         --
---------------------------------------------------------------------------------------------------------
     Totals                                 $48,124,822         $49,214,132            $80,218    $80,218
=========================================================================================================

Note 3: Loans


  Major classifications of loans at December 31, are as follows:     1998               1997
------------------------------------------------------------------------------------------------
Real estate mortgages:
   Conventional                                                       $ 83,059,784  $ 79,346,064
   Second mortgage loans                                                 9,630,621     9,561,252
   Construction                                                          1,037,445     1,579,261
   FHA insured                                                              66,852        94,677
   VA guaranteed                                                            75,809        93,448
   Commercial                                                           22,101,173    19,741,792
------------------------------------------------------------------------------------------------
                                                                       115,971,684   110,416,494
------------------------------------------------------------------------------------------------

Other loans:
   Consumer                                             3,902,896     4,106,503
   Lease financing                                        350,088       564,333
   Passbook loans                                         170,060       170,854
   Student                                                 12,630        13,286
   Commercial                                           6,100,477     5,908,301
--------------------------------------------------------------------------------
                                                       10,536,151    10,763,277
--------------------------------------------------------------------------------
  Total loans                                         126,507,835   121,179,771
--------------------------------------------------------------------------------
  Less:
   Allowance for loan losses                              939,161       827,521
   Unearned discount and origination fees                 199,156       314,322
--------------------------------------------------------------------------------
  Loans receivable, net                              $125,369,518  $120,037,928
--------------------------------------------------------------------------------

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

At December 31, 1998 and 1997, loans to officers and directors were not significant.

During 1997, the Company began originating loans which conform to Federal National Mortgage Association ("FNMA") underwriting standards with the intent to securitize and sell such loans into the secondary market. The terms of the loans originated for sale are limited to one-to-four family 15-year and 30-year fixed rate mortgages.

In conjunction with the origination and pending sale of such mortgages, the Company has engaged in certain transactions to mitigate or eliminate the impact of changes in interest rates on the market value of the loans pending sale. At December 31, 1997, the Company had $3.0 million in put options to hedge loans committed to or closed and pending sale. The put options are accounted for as hedging instruments. Detail on the face amount and loss on market value are listed below:

                                                 Settlement
Option                     Face Value    Loss       Date
-----------------------------------------------------------
   FNMA, 30 year 7.00%     $1,000,000  ($10,156)  01/14/98
   FNMA, 30 year 7.50%      1,000,000    (6,875)  01/14/98
   FNMA, 30 year 7.00%      1,000,000    (9,219)  02/05/98

As of December 31, 1998, the Company had no hedging instruments.

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principle balances of mortgage loans serviced for others was approximately $8,669,000 and $0 at December 31, 1998 and 1997, respectively.

Note 4: Allowances for Loan Losses
Changes in the allowance for loan losses for the year ended December 31, are summarized as follows:

                                     1998        1997       1996
------------------------------------------------------------------

  Balance at beginning of year    $ 827,521   $ 906,567   $345,660
  Recoveries credited                11,014      18,113     17,498
  Provision for loan losses         381,561     261,112    636,410
  Loans charged off                (280,935)   (358,271)   (93,001)
------------------------------------------------------------------
   Balance at end of year         $ 939,161   $ 827,521   $906,567
==================================================================

At December 31, 1998 and 1997, the Company had no loans for which specific valuation allowances were recorded.

Note 5: Premises and Equipment
A summary of premises and equipment at December 31, is as follows:

                                          1998        1997
------------------------------------------------------------
  Land                                $  631,773  $  631,773
  Buildings                            3,228,123   2,953,032
  Furniture, fixture and equipment     2,319,478   1,839,156
  Construction in progress               730,625     484,763
------------------------------------------------------------
                                       6,909,999   5,908,724
  Less: Accumulated depreciation       2,420,071   2,188,454
------------------------------------------------------------
                                      $4,489,928  $3,720,270
============================================================

Note 6: Deposits
A summary of amounts due to depositors at December 31, is shown as follows:

                                              1998          1997
--------------------------------------------------------------------
  Savings accounts                        $ 64,229,261  $ 63,937,467
  Money market accounts                         75,395       112,842
  Time accounts                             69,403,856    67,058,897
  Demand deposits interest bearing          16,326,717    13,306,129
  Demand deposits non-interest bearing       9,628,125     7,644,262
  Mortgages escrow funds                       555,800       339,544
--------------------------------------------------------------------
                                          $160,219,154  $152,399,141
--------------------------------------------------------------------

Time deposits with balances in excess of $100,000 amounted to approximately $8,691,000 and $8,455,000 at December 31, 1998 and 1997, respectively. The approximate maturity of time deposits is as follows:

                                           1998                  1997
Year of Maturity                    Amount     Percent     Amount     Percent
------------------------------------------------------------------------------
                     1            $51,729,000     74.5%  $38,860,000     57.9%
                     2              8,314,000     12.0%   17,960,000     26.8%
                   3 to 5           7,680,000     11.1%    8,621,000     12.9%
                 5 and over         1,681,000      2.4%    1,618,000      2.4%
------------------------------------------------------------------------------
                                  $69,404,000    100.0%  $67,059,000    100.0%
==============================================================================

Note 7: Borrowed Funds

The Company maintains a secured line of credit with the Federal Home Loan Bank for liquidity purposes. Interest on this line is determined at the time of borrowing. The average rate paid on the overnight line during 1998 approximated 5.41%. The outstanding balance is collateralized by certain mortgage loans under a pledge agreement with the Federal Home Loan Bank. As of December 31, 1998, $9,800,000 was available under the line of credit of which $0 was outstanding.

The Company has term borrowings in the form of repurchase agreements and Federal Home Loan Bank advances. At December 31, 1998, repurchase agreements totaled $5,411,000 and advances totaled $13,280,000. The repurchase agreements mature within 90 days to one year and carry interest rates varying from 4.71% and
5.63%.   The repurchase agreements are collateralized by mortgage-backed securities which had a carrying value of $8,275,566 at December 31, 1998.

The principal balance, interest rates, and maturities on the term advances are as follows:

              Principal          Rate    Term     Maturity Date
---------------------------------------------------------------
             $   730,000        5.310%  1 year        12/29/99
                 850,000        5.800%  1 year        03/02/99
               1,000,000        6.237%  2 year        08/13/99
               1,000,000        5.580%  10 year       12/18/08
               1,000,000        5.330%  1 year        12/28/99
               1,000,000        5.170%  6 month       06/28/99
               1,000,000        5.170%  6 month       06/29/99
               1,000,000        5.110%  2 year        12/18/00
               1,700,000        4.800%  2 year        10/30/00
               2,000,000        5.442%  3 year        11/19/01
               2,000,000        5.780%  10 year       12/29/08
               -----------
               $13,280,000
               ===========


Note 8: Employee Benefits

The Company has a noncontributory defined benefit pension plan covering substantially all employees. In addition, the Company provides certain health and life insurance benefits for eligible retired employees.

The following tables set forth the changes in the plan's benefit obligation, fair value of plan assets and prepaid (accrued) benefit cost as of December 31, 1998 and 1997.

                                                                              Pension Benefits          Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                                             1998         1997           1998             1997
------------------------------------------------------------------------------------------------------------------------------------

Change in benefit obligation:
  Benefit obligation at beginning of year                                 $2,477,313   $2,305,100        $ 377,729       $ 369,252
   Service cost                                                               94,188       76,262            2,641           3,014
   Interest cost                                                             183,151      169,405           24,938          24,898
   Amendments                                                                              34,897               --              --
   Actuarial loss (gain)                                                     350,752       18,550           12,786          (1,713)
   Benefits paid                                                            (116,170)    (126,901)         (32,347)        (17,722)
------------------------------------------------------------------------------------------------------------------------------------

   Benefit obligation at end of year                                      $2,989,234   $2,477,313        $ 385,747       $ 377,729
------------------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
   Fair value of plan assets at beginning of year                         $3,231,536   $2,626,962        $       -       $       -
   Actual return on plan assets                                               (4,338)     582,197
   Company contribution                                                       18,152      149,278
   Benefits paid                                                            (116,170)    (126,901)
-----------------------------------------------------------------------------------------------------------------------------------

   Fair value of plan assets at end of year                               $3,129,180   $3,231,536        $       -       $       -
-----------------------------------------------------------------------------------------------------------------------------------

Components of prepaid/accrued benefit cost
       Funded (unfunded) status                                           $  139,946   $  754,223        $(385,747)      $(377,729)
       Contributions                                                               -       18,152               --              --
       Unrecognized prior service cost                                         4,457        5,537               --              --
       Unrecognized transition obligation                                          -            -          254,931         273,909
       Unrecognized actuarial net loss/(gain)                                435,814     (173,057)          25,273          11,594
-----------------------------------------------------------------------------------------------------------------------------------

 Prepaid/(accrued) benefit cost                                           $  580,217   $  604,855        $(105,543)      $ (92,226)
-----------------------------------------------------------------------------------------------------------------------------------

The significant assumptions used in determining the benefit obligation as of December 31, 1998 and 1997 is as follows:

   Weighted average discount rate                                               6.50%        7.25%            6.50%            7.0%
   Expected long-term rate of return on plan assets                             8.00%        8.00%               -               -
   Rate of increase in future compensation levels                               4.50%        5.00%               -               -

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the health care cost trend rates (including those for the dental plan) would have the following effects:


                                                        1 Percentage            1 Percentage
                                                           Point                   Point
                                                         Increase                Decrease
Effect on total of service and interest cost
 components                                                1,175                  (1,111)
Effect on postretirement benefit obligation                17,569                 (16,505)

Plan assets consist primarily of temporary cash investments and listed stocks and bonds.

The composition of the net periodic pension cost for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                               Pension Benefits                     Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------
                                                      1998               1997        1996      1998          1997         1996
------------------------------------------------------------------------------------------------------------------------------
Service cost                                     $  94,188          $  76,262   $  94,076   $ 2,641      $  3,014      $ 3,748
Interest cost                                      183,151            169,405     162,256    24,938        24,898       24,976
Amortization of transition obligation                   --            (34,165)         --    18,978        18,978       18,978
Amortization of unrecognized prior service cost      1,080              1,080          --        --            --           --
Amortization of gains and losses                        --                 --          --      (893)         (528)          --
Expected return on plan assets                    (253,781)          (208,272)   (215,212)       --            --           --
------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                        $  24,638          $   4,310   $  41,120   $45,664      $ 46,362      $47,702
==============================================================================================================================

The Company also offers a 401(k) plan to its employees. Contributions to these plans were $45,000, $41,400 and $35,400 for 1998, 1997 and 1996, respectively.

Note 9: Deferred Compensation and Supplemental Retirement Plans

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 1998 and 1997, other liabilities include approximately $588,000 and $565,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 1998, 1997 and 1996 amounted to approximately $79,000, $60,000 and $49,000 respectively.

The Company has a supplemental executive retirement plan and a director emeritus plan for the benefit of directors and certain executive officers. The plans have been funded with single premium life insurance policies on the participating directors and officers, with the Company as owner and beneficiary of the policies. Cash surrender value related to these policies approximates $3,933,000 at December 31, 1998 and $3,378,000 at December 31, 1997 and is included in other assets. At December 31, 1998 and 1997, other liabilities include approximately $610,000 and $425,000 accrued under these plans. Compensation expense includes approximately $110,000, $136,000 and $131,000 relating to the supplemental executive retirement plan and director emeritus plan for 1998, 1997 and 1996, respectively.


Note 10: Stock Based Compensation Plans

During 1997, shareholders approved the 1997 Stock Option Plan and Management Recognition and Retention Plan for directors, officers and key employees. Under the Stock Option Plan, up to 132,249 options have been authorized for grant of incentive stock options and non-qualified stock options. All options have a 10-year term and vest and become exercisable ratably over a 6-year period.
Activity in the Stock Option Plan for 1998 and 1997 is as follows:



                                          Options          Option Price     Shares
                                          Outstanding      Per Share       Exercisable
--------------------------------------------------------------------------------------
   Outstanding at December 31, 1996              ---           ---           ---
    Granted                                  132,000        $6.583             0
    Exercised                                    ---           ---           ---
    Forfeited                                    ---           ---           ---
---------------------------------------------------------------------------------------
    Outstanding at December 31, 1997         132,000        $6.583             0
    Granted                                      ---           ---           ---
    Exercised                                 (2,500)          ---        19,500
    Forfeited                                    ---           ---           ---
---------------------------------------------------------------------------------------
    Outstanding at December 31, 1998         129,500        $6.583        19,500
---------------------------------------------------------------------------------------

In February 1997, the Board of Directors approved an option plan with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price for approved options approximated $1,330,000. This amount has been recorded as unearned stock-based compensation within the stockholders' equity section of the consolidated statement of condition and will be recognized as compensation expense ratably over the 6-year vesting period. Compensation expense for the years ended December 31, 1998 and 1997 approximated $247,000 and $222,000, respectively.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. Compensation expense for the years ended December 31, 1998 and 1997 was $160,000 and $145,000, respectively. The market value of shares awarded will be recognized as compensation expense ratably over the 6-year restriction period.

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:


                          1998                 1997
------------------------------------------------------------
Net Income:
     As reported       $1,208,801           $1,854,361
     Pro forma          1,117,602            1,738,214


Earnings per share:    Basic     Diluted    Basic    Diluted
     As reported       $.44      $.42       $.66     $.66
     Pro forma         $.41      $.40       $.62     $.62

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1998 and 1997, respectively: risk free interest rate 4.63%; dividend yield 2.19%; market price volatility 93.60%. An assumed weighted average option life of 6 years has been utilized for each year. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted-average fair value per share of discounted options granted during 1998 is $15.38.

The Company sponsors a leveraged Employee Stock Ownership Plan (ESOP) for employees who have attained age 21 and who have completed a 12 month period of employment with the Company during which they worked at least 1,000 hours. Unearned ESOP shares are pledged as collateral on the borrowings. As the debt is repaid, earned shares are released from collateral and become eligible for allocation. Cash dividends received on unearned shares are allocated among participants and are reported as compensation expense. Shares are allocated among participants on the basis of compensation subject to limitations.

The debt of the ESOP is recorded as a liability of the Bank, and guaranteed by the Mutual Holding Company and the shares pledged as collateral are reported as unearned ESOP shares in the Company's statement of financial condition. As shares are earned, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation expense approximated $192,000, $127,000 and $60,000 for the fiscal years ended December 31, 1998, 1997 and 1996, respectively. Of the 92,574 shares acquired on behalf of the ESOP, 33,920, 23,052 and 11,722 shares were released as of December 31, 1998, 1997 and 1996, respectively. The estimated fair value of the remaining 58,654 shares at December 31, 1998 is $535,222.

Note 11: Income Taxes
The provision (benefit) for income taxes for the years ended December 31, is as follows:

                 1998       1997       1996
----------------------------------------------
  Current     $ 612,700   $839,029   $568,613
  Deferred     (117,667)   (76,942)   (62,775)
----------------------------------------------
              $ 495,033   $762,087   $505,838
----------------------------------------------

The components of net deferred tax liability, included in other liabilities for the years ended December 31, are as follows:

                                     1998         1997
--------------------------------------------------------
  Assets:
   Loan origination fees         $    79,543   $ 125,540
   Deferred compensation             478,397     395,218
   Allowance for loan losses         182,191     144,233
   Stock based compensation          245,667     146,680
   ESOP                               10,977       7,619
   Postretirement benefits            51,366      34,592
   Other                               6,091       6,091
--------------------------------------------------------
                                   1,054,232     859,973
  Liabilities
   Pension benefits                 (232,180)   (198,631)
   Depreciation                      (25,593)    (10,845)
   Investments                      (964,410)   (719,167)
--------------------------------------------------------
                                  (1,222,183)   (928,643)
--------------------------------------------------------
   Net deferred tax liability    $  (167,951)  $ (68,670)
--------------------------------------------------------

The Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

                                       1998   1997   1996
---------------------------------------------------------
 Federal statutory income tax rate     34.0%  34.0%  34.0%
 State tax, net of federal benefit      3.2    4.3    2.7
 Tax-exempt interest income           (10.0)  (6.7)  (8.0)
 Dividends received deduction          (0.1)  (0.1)  (0.3)
 Other                                  2.0   (2.4)   0.1
 Effective income tax rate             29.1%  29.1%  28.5%
---------------------------------------------------------

Note 12: Earnings per Share

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:


1998 Net Income                        $1,208,801
                                       ----------
     Basic EPS                          1,208,801   2,731,602  $.44
                                                               ----
     Effect of dilutive securities:
        Stock awards                            0      52,350
        Stock options                           0      81,206
     Diluted EPS                       $1,208,801  $2,865,158  $.42
                                       ==========  ==========  ====

1997 Net Income                        $1,854,361
     Basic EPS                          1,854,361   2,798,610  $.66
                                                               ----
     Effect of dilutive securities:
        Stock awards                            0       2,152
        Stock options                           0       3,603
     Diluted EPS                        1,854,361   2,804,365  $.66
                                       ==========  ==========  ====

1996 Net Income                        $1,271,760
     Basic EPS                          1,271,760   2,801,503  $.45
     Effect of dilutive securities
        Stock awards                            0           0
        Stocl options                           0           0
     Diluted EPS                       $1,271,760   2,801,503  $.45
                                       ==========  ==========  ====


Note 13: Commitments and Contingencies

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statement of condition. The contract amount of those commitments to extend credit reflects the extent of involvement the commitment has in this particular class of financial instrument. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument.

The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.



                                                         Contract Amount
------------------------------------------------------------------------
 Financial instruments whose contract amounts represent
   credit risk at December 31:
                                              1998         $  7,897,000
                                              1997           14,009,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties. The fair value of these commitments as of December 31, 1998 and 1997, is not readily determinable.

The Company leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $16,200 in 1998, $15,000 in 1997 and $14,000 in 1996. The lease provides for renewal options for two 10 year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price
Index, but limited to 5% in any one year. Approximate minimum rental commitments for the non-cancelable operating lease is as follows:


                                   Years ending December 31:
------------------------------------------------------------
  1999                                              $ 16,200
  2000                                                16,200
  2001                                                17,200
  2002                                                17,200
  2003                                                17,200
  Thereafter                                         193,400

   Total minimum lease payments                     $277,400


The Company is required to maintain a reserve balance as established by the Federal Reserve Bank of New York. The required average total reserve for the 14 day maintenance period ended December 31, 1998 was $487,000.

Note 14: Dividends and Restrictions

The board of trustees of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Federal Reserve Bank (the "FRB") has indicated that (i) the Holding Company shall provide the FRB annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the FRB shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will not be available for payment to the minority shareholders and such amounts will be excluded from the Company's capital accounts for purposes of calculating dividend payments to minority shareholders;
(iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and such restricted capital account would be added to any liquidation account in the Company established in connection with a conversion of the Holding Company to stock form and would be maintained in accordance with OTS requirements. During 1998, the Company paid cash dividends totaling $305,325 to the Holding Company. The restricted capital account has a $0 balance as of December 31, 1998.

Retained earnings of the Bank are subject to certain restrictions under New York State Banking regulations. The amount of retained earnings restricted under these regulations approximated $3,790,000 as of December 31, 1998.

Note 15: Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the Bank's most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized", under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain total risk based, Tier 1 risk-based and Tier 1 leverage ratios as set for in the tables below. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                           To be "Well
                                                          Capitalized"
                                                           For Capital            Under Prompt
                                                                   Adequacy     Corrective Action
                                            Actual    Purposes    Provisions
                                 Amount      Ratio     Amount        Ratio       Amount     Ratio
--------------------------------------------------------------------------------------------------
As of December 31, 1998:
  Total Core Capital
  (to Risk Weighted Assets)    $18,924,263    15.0%  $10,122,080         8.0%  $12,652,600   10.0%
  Tier 1 Capital
  (to Risk Weighted assets)    $17,985,102    14.2%  $ 5,061,040         4.0%  $ 7,591,560    6.0%
  Tier 1 Capital
  (to Average Assets)          $17,985,102     9.2%  $ 7,840,000         4.0%  $ 9,800,000    5.0%
--------------------------------------------------------------------------------------------------
As of December 31, 1997:
  Total Core Capital
  (to Risk Weighted Assets)    $20,062,344    17.1%  $ 9,428,960         8.0%  $11,786,200   10.0%
  Tier 1 Capital
  (to Risk Weighted assets)    $19,234,823    16.4%  $ 4,714,480         4.0%  $ 7,071,720    6.0%
  Tier 1 Capital
  (to Average Assets)          $19,234,823    10.1%  $ 7,665,120         4.0%  $ 9,581,400    5.0%


Note 16: Parent Company  Financial Information
--------------------------------------------------------------------------------
As discussed in Note 1, on December 30, 1997 the Company reorganized through the formation of Pathfinder Bancorp, Inc., a state-chartered, stock holding company. The following represents the condensed financial information of Pathfinder Bancorp, Inc. for years ended December 31:

                                              1998               1997
--------------------------------------------------------------------------------
Statement of Condition
----------------------
 Assets
 Cash                                     $   121,239              $         -
 Receivable from subsidiary                   390,435                3,000,000
  Investment in bank subsidiary            21,906,029               20,716,901
------------------------------------------------------------------------------
 Other Assets                                   6,256                       --

 Total Assets                             $22,423,959              $23,716,901
==============================================================================

Liabilities
Accrued Liabilities                       $   137,274              $   134,166
------------------------------------------------------------------------------
Total Liabilities                             137,274                  134,166

 Shareholders' equity
   Common stock, par value $.10 per
    share; authorized
    9,000,000 shares; 2,877,470 and
     2,874,999 shares
    issued and 2,745,470 and 2,874,999
     outstanding for
    1998 and 1997, respectively.              287,747                  287,500
 Additional paid in capital                 6,828,836                7,643,084
 Retained earnings                         17,820,409               17,156,415
 Unearned stock based compensation         (1,428,746)              (1,836,250)
 Accumulated other comprehensive income     1,012,462                  743,036
 Unearned ESOP shares                        (346,917)                (411,050)
 Treasury stock, at cost; 132,000 shares   (1,887,106)                       -
------------------------------------------------------------------------------
   Total liaibilities and shareholders'
    equity                                $22,423,959              $23,716,901
==============================================================================

Statement of Income
-------------------

                                                             Year Ended
                                                          December 31, 1998
                                                         -------------------
Equity in undistributed income of
    Subsidiary                                           $        1,189,128
Interest income                                                      75,122
                                                         ------------------
Income from operations                                            1,264,250
Operating Expenses                                                  (55,449)
                                                         ------------------
Net Income                                               $        1,208,801
                                                         ==================

Statement of Cash Flow
----------------------
                                                              Year Ended
                                                          December 31, 1998
                                                         ------------------
Operating Activities
   Net Income                                            $        1,208,801
   Equity in undistributed earnings
    Of subsidiary                                                (1,189,128)
   ESOP and other stock based compensation earned                   599,170
   Other operating activities                                       263,170
    Net cash provided by operating activities                       882,013
---------------------------------------------------------------------------
Investing Activities
   Loan distributed to subsidiary                                  (390,435)
   Net cash used in investing activities                           (390,435)

Financing Activities
   Capital contribution from Oswego City Savings Bank             3,000,000
   Proceeds from exercise of stock option plan                       16,454
   Cash dividends                                         (541,699)(544,807)
   Treasury stock purchased                                      (2,845,094)
    Net cash used in financing activities                          (370,339)
---------------------------------------------------------------------------
    Increase in cash and cash equivalents                           121,239
   Cash and cash equivalents beginning of year                            0
    Cash and cash equivalents at end of year             $          121,239
===========================================================================
