Form 10-K405, Exhibit 13
period 1999-12-31
PATHFINDER BANCORP INC
filed 2000-03-27
CIK 1046188

                                  EXHIBIT 13

                         ANNUAL REPORT TO STOCKHOLDERS

Pathfinder Bancorp, Inc. is the parent company of Pathfinder Bank. Pathfinder Bank has two operating subsidiaries - Pathfinder REIT Inc., and Whispering Oaks Development Corporation.

Pathfinder Bancorp, Inc.'s common stock currently trades on the NASDAQ Small Cap Market under the symbol "PBHC".

The following table sets forth certain financial highlights of the consolidated entity for the periods and at the dates indicated:

                                            1999        1998        1997        1996        1995
---------------------------------------------------------------------------------------------------
FOR THE YEAR (In Thousands)
 Interest Income                          $ 14,689    $ 14,056    $ 14,168    $ 13,213    $ 12,205
 Interest Expense                            7,035       6,969       6,892       6,414       6,259
 Net Interest Income                         7,654       7,086       7,276       6,799       5,946
 Net Income                                    930       1,209       1,854       1,272         990

PER COMMON SHARE (a) (b)
 Net Income:
 Primary                                      0.35        0.44        0.66        0.45        0.07
 Fully diluted                                0.35        0.42        0.66        0.45        0.07
 Book Value                                   7.61        8.12        8.20        7.44        7.22
 Cash dividends declared                      0.24        0.20        0.17        0.13        0.00
 Stock Price:
 IOP                                          5.00        5.00        5.00        5.00        5.00
 High                                        12.00      26.125       20.00       7.083       7.167
 Low                                          7.50       9.125        6.25       5.333       5.583
 Close                                       8.875       9.125        20.0        6.25        7.00

YEAR END (In Thousands)
 Total assets                             $216,324    $203,252    $196,770    $189,937    $180,752
 Interest-earning deposits at
    other financial institutions                --       1,800          --       1,550       8,200
 Investment securities                      43,049      32,665      33,663      36,673      44,932
 Mortgage-backed securities                 23,348      20,778      23,158      22,829       7,953
 Loans Receivable, net:
  Real estate                              118,643     115,380     109,543      99,047      91,023
  Consumer and other                        11,420       9,978      10,495       9,695       9,126
   Total loans receivable, net             130,063     125,358     120,038     108,742     100,149
 Intangible assets                           2,973       3,289       3,605       3,921       4,236
 Deposits                                  152,436     160,219     152,399     158,998     158,324
 Borrowed funds                             42,880      18,691      18,242       7,610          --
 Notes Payable ESOP                             --          --         430         486         425
 Equity                                     20,075      22,287      23,583      21,390      20,751

SELECTED PERFORMANCE RATIOS
 Return on average assets                     0.44%       0.62%       0.97%       0.69%       0.56%
 Return on average equity                     4.33        5.12        8.35        6.09        6.31
 Return on tangible equity                    5.44        6.36        9.28        7.28        5.99
 Average equity to average assets            10.24       12.05       11.59       11.32        8.84
 Equity to total assets                       9.28       10.97       11.98       11.26       11.47
 Dividend payout ratio                       67.65       45.07       26.19       29.37         0.0
 Net interest rate spread                     3.73        3.73        3.85        3.88        3.72
 Noninterest expense to total assets          3.30        3.24        2.93        2.82        2.94
 Nonperforming loans to
   net loans receivable                       1.96        1.46        1.24        2.05        0.92
 Nonperforming assets to
   total assets                               1.48        1.27        1.15        1.54        0.83
 Allowance for loan losses
   to net loans receivable                    0.88        0.75        0.69        0.83        0.35
 Number of full service offices                  5           5           5           5           5

(a) Earnings per share for 1995 are based on the period from November 15,1995 to December 31, 1995.
(b) Per common share data has been retroactively restated to reflect the three-for-two stock split paid on February 5, 1998 to shareholders of record January 26, 1998.

Cash Earnings and Related Returns

The Company's net income is significantly impacted by the non-cash amortization of certain expenses associated with the Company's stock based compensation plans, as well as, the amortization of goodwill. The recognition of these expense items are considered non-cash because they do not adversely impact the Company's generation of tangible shareholders' equity since the full realization of such items have previously been deducted from tangible shareholders' equity. Management believes that a presentation of the Company's cash earnings (which measure tangible equity generation), alongside reported earnings, is important in determining the Company's financial capacity for growth, share repurchases, and payments of dividends.

Cash earnings, which represent the amount by which tangible equity changes each period due to operating results, includes reported earnings and excludes non-cash charges for amortization relating to the allocation of ESOP stock, the earned portion of Option plan and MRP stock, and the amortization of the premium for deposits acquired ("goodwill"). Cash earnings increased tangible shareholders' equity in 1999 by $1.5 million, or 64.7% more than reported earnings would indicate.

Cash Earnings Analysis

  For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
  (in thousands, except per share data)       1999      1998      1997
--------------------------------------------------------------------------------------------------

Net Income                                     930    $1,209    $1,854
Add back non-cash expenses related to:
 Stock-related benefit plans                   544       599       494
 Amortization of intangible asset              316       316       316
 Associated tax benefits                      (258)     (274)     (243)
--------------------------------------------------------------------------------------------------
Cash earnings                               $1,532    $1,850    $2,421
--------------------------------------------------------------------------------------------------

Cash earnings per share-basic               $  .58    $  .67    $  .87
Cash earnings per share-diluted             $  .57    $  .65    $  .86
--------------------------------------------------------------------------------------------------

Cash Earnings Performance Ratios

  For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
                                                           1999     1998     1997
--------------------------------------------------------------------------------------------------

 Return on average assets                                    .73%     .94%    1.26%
 Return on average tangible shareholders' equity            8.36%    9.44%   13.12%
 Non interest expense to average assets                     2.99%    2.89%    2.59%
 Efficiency ratio                                          70.84%   65.42%   57.37%

--------------------------------------------------------------------------------------------------

General

Throughout the Management's Discussion and Analysis the term, "the Company", refers to the consolidated entity of Pathfinder Bancorp, Inc. Pathfinder Bank is a wholly owned subsidiary of Pathfinder Bancorp, Inc. Pathfinder REIT, Inc. and Whispering Oaks Development Corp. represent wholly owned subsidiaries of Pathfinder Bank. At December 31, 1999, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Pathfinder Bank. At December 31, 1999, 1,552,500 shares, or 58.8%, of the Company's common stock was held by Pathfinder Bancorp, MHC, the Company's mutual holding company parent and 1,086,745 shares, or 41.2%, was held by the public.

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

The Company does not undertake, and specifically declines any obligation, to publicly release the results of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

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

Management Succession

On January 14, 2000, Chris C. Gagas retired as President and Chief Executive Officer of the Pathfinder Bancorp, MHC, Pathfinder Bancorp, Inc. and Pathfinder Bank. Mr. Gagas continues as Chairman of the Board of the Company and its mutual holding company parent. Thomas W. Schneider succeeded him. Mr. Schneider has been employed by the Company since 1988 and most recently served as Executive Vice President and Chief Financial Officer.

Bank Name Change

On November 16, 1999, Oswego City Savings Bank changed its name to Pathfinder Bank.

Trust Department

During the fourth quarter of 1999, the Company began providing trust and custodial services. The Company incurred approximately $17,000 in expense during 1999 associated with trust operations establishment.

Real Estate Investment Trust

On May 13, 1999, the Company established and funded Pathfinder REIT, Inc., a Real Estate Investment Trust ("the REIT"), as a subsidiary of Pathfinder Bank. The REIT holds a portion of the residential and commercial loans originated by the Company. The establishment of the REIT will enable the Company to secure a method of achieving liquidity enhancement and contingency funding in the future. The Company incurred expenses of approximately $90,000 during 1999 associated with the establishment of the REIT. At December 31, 1999, Pathfinder REIT, Inc. had total assets of $31.4 million.

Impact of the Year 2000

Prior to year-end 1999, the Company had completed the assessment of its Year 2000 risk, had implemented all necessary system enhancements, and had tested all systems and equipment to ensure customer service, and minimize its business risks associated with the century date rollover. A business resumption contingency plan along with a liquidity contingency plan were in place to provide for problems should they have occurred. As a result of strong customer communications and marketing efforts by both the Company and the banking industry, consumer confidence in the banking industry increased. The Company experienced no significant year 2000 related deposit declines or cash withdrawals in December of

1999. The month of January 2000 reflected a successful transition to the year 2000 of all the Company's systems and equipment. All year end processing was completed as scheduled and daily processing since year-end has been performed without any year 2000 related incidents. During the month of January, the Company had successfully reinvested its contingency cash balances. The Company estimates that interest expense was negatively impacted in December of 1999 by $14,000 as a result of the cash being reserved for customer contingencies. Costs of the Company's efforts to prepare its data processing systems for the impact of the Year 2000 were approximately $180,000 in non-capitalized costs with the majority of expenditures for software and hardware upgrades being capitalized upon implementation in February 1999, and maintenance costs of operating parallel systems. The total amount capitalized was $575,000 and is being depreciated over an average of approximately four and one-third years. The depreciation will result in additional annual expenses of approximately $133,000 over this period.

To date, there has been no indication that the quality of the Company's commercial loan portfolio has had any negative year 2000 related impact. The Company believes that its year 2000 related business risks have been significantly reduced with the successful operation of its systems during the early part of the year 2000. By the end of the first quarter of 2000, the Company expects that a sufficient level of business activity with all its third party vendors will indicate if any risk remains. Until such time, the Company will continue to maintain its year 2000 business resumption contingency plan to manage such risk.

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

Highlights of the Company's business strategy are as follows:

Community-Oriented Institution

The Company is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Company believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Company can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Company's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Company's ability to provide these services is enhanced by the stability of the Company's senior management, which has an average tenure with the Company of over 13 years.

Management believes that the following actions over the past five years have helped to enhance and preserve its presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton; the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence, the expansion of the Company's small business lending services, and the creation of a Trust division to further serve the community needs and provide additional revenue sources. The Company is committed to exploring additional lines of business and the formation of strategic alliances to maintain its independence and enhance its profitability in a competitive, consolidating industry.

Capital and Asset Levels

The Company's shareholders' equity has decreased from $20.8 million at December 31, 1995 to $20.1 million at December 31, 1999. Exclusive of treasury share repurchases, the Company's equity has increased $2.4 million or 11.6% during the same time period. The Company's ratio of shareholders' equity to total assets was 9.28% at December 31, 1999. Total assets have increased by $35.6 million, or 19.7%, since December 31, 1995. The Company's capital exceeds all regulatory capital requirements (see footnote # 15 of the consolidated financial statements for Pathfinder Bancorp, Inc.).

Emphasis on Residential Mortgage Lending and Investment Securities

The Company emphasizes residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Company has not been an active purchaser of loans or loan participations. To supplement local mortgage loan originations, the Company invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the Company reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans. At December 31, 1999, 90.8% of the Company's total loan portfolio consisted of loans secured by real estate. In addition, at December 31, 1999, 30.7% of the Company's total assets consisted of investment securities.

Strong Retail Deposit Base

The Company has a relatively strong retail base drawn from the five full-service offices in its market area. At December 31, 1999, 55.4% of the Company's deposit base of $152.4 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money market deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.

Changes in Financial Condition

Comparison at December 31, 1999 and December 31, 1998.

Total assets increased $13.0 million, or 6.4%, to $216.3 million at December 31, 1999 from $203.3 million at December 31, 1998. The increase in assets is primarily the result of increases of $13.0 million, or 24.3%, in investment securities to $66.4 million from $53.4 million, and an increase of $4.7 million in net loans receivable. The increase in total assets was primarily the result of the continued implementation of a wholesale growth strategy in which the Company uses borrowings to fund the purchase of investments, and the origination of loans, as well as offsetting reductions in core deposits. Additionally, the Company had originations of mortgage loans held-for-sale of $3.8 million and loan sale proceeds of $5.9 million from sales into the secondary market. These originations consist of 15 year and 30 year fixed rate mortgages. The Company services these mortgages and recognizes income from the capitalization of mortgage servicing rights. At December 31, 1999, the Company's mortgage loans held-for-sale portfolio was $697,000, compared to $2.8 million at December 31, 1998. These asset increases were also offset by a $2.2 million dollar decrease in cash and cash equivalents.

Non-performing loans (past due 90 days or more) increased $722,000, or 39.4%, to $2.6 million at December 31, 1999, from $1.8 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 1999 was 2.0% compared to 1.5% at December 31, 1998. The Company's allowance for loan losses to total loans and non-performing loans was .88% and 45.0%, respectively, at December 31, 1999. The increase in non-performing loans occurred primarily in the Company's one-to-four family real estate loan portfolio. While this trend is indicative of the slow economic growth in the Company's market area, the underwriting of these loans allows for relatively low loan-to-value ratios. The average loan-to-value ratio of the Company's non-performing one-to-four family mortgage loans was approximately 63% at December 31, 1999. The relatively low loan-to-value ratio serves as a mitigating factor in estimating the company's potential losses from credit default.

Total liabilities increased $16.2 million, or 9.0%, to $196.3 million at December 31, 1999 from $180.1 million at the end of the prior fiscal year. The increase was primarily attributable to a $24.2 million increase in borrowed funds to $42.9 million at December 31, 1999, from $18.7 at December 31, 1998. The increase in borrowings represent term advances and reverse repurchase agreements utilized to fund the Company's growth in its investment and loan portfolios, as well as an extension of the Company's line of credit. The increase in borrowed funds was partially offset by a $7.8 million decrease in deposits, and a $1.1 million decrease in other liabilities. The decrease in deposits was comprised of a $4.8 million, or a 7.5% decrease in savings accounts, a $2.3 million, or 14.3%, decrease in interest-bearing demand deposits, and a $1.5 million decrease in time accounts. The decrease in deposits reflects both the lack of significant growth in the Company's market area and increased competitive forces for alternative investment products and returns. The decrease in other liabilities was the result of a $1.3 million increase in deferred taxes, partially offset by a $196,000 increase in deferred compensation and a $143,000 increase in interest payable.

Shareholders' equity decreased $2.2 million, or 9.9%, to $20.1 million at December 31, 1999 from $22.3 million at December 31, 1998. The decrease is attributable to the repurchase of 113,475 shares of the Company's common stock totaling $1.2 million, a decrease in accumulated other comprehensive income of $1.9 million and dividends declared of $ 629,000. The decreases were offset by net income of $930,000 and stock based compensation earned of $544,000.

Comparison at December 31, 1998 and December 31, 1997.

Total assets increased $6.5 million, or 3.3%, to $203.3 million at December 31, 1998 from $196.8 million at December 31, 1997. The increase in assets is primarily the result of increases in the balance of net loans receivable to $125.4 million from $120.0 million, an increase of $5.4 million, or 4.5%. This increase was principally attributable to the deployment of maturing short term investments to fund the demand for the Company's loan products, principally one to four family mortgage loans and commercial real estate loans. Increases also occurred in the following areas: interest-bearing deposits at other financial institutions increased by $1.8 million, cash and due from banks increased by $382,000, premises and equipment increased $770,000, and other assets increased $810,000. The increase in premises and equipment consists primarily of upgrades to the Company's data processing systems. The increase in other assets was primarily attributable to a $554,000 increase in the cash value of life insurance, an $84,000 increase in prepaid pension expense, $55,000 in capitalized mortgage servicing rights, a $100,000 receivable from another financial institution, and $76,000 in other prepaid expenses. These increases were partially offset by decreases in investment securities of $3.4 million, or 6.0%, to $53.4 million from $56.8 million, and intangible assets of $316,000 to $3.3 million from 3.6 million.

Non-performing loans (past due 90 days or more) increased $342,000, or 22.9%, to $1.8 million at December 31, 1998, from $1.5 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 1998 was 1.5% compared to 1.2% at December 31, 1997. The Company's allowance for loan losses to total loans and non-performing loans was .75% and 51.3%, respectively, at December 31, 1998.

Total liabilities increased $6.9 million, or 4.0%, to $180.1 million at December 31, 1998 from $173.2 million at the end of the prior fiscal year. The increase was primarily attributable to a $7.8 million increase in deposits to $160.2 million at December 31, 1998, from $152.4 at December 31, 1997. The increase in deposits was comprised of a $5.8 million increase in interest bearing deposits and a $2.0 million increase in non-interest bearing deposits. Savings accounts increased $292,000, or .5%, to $64.2 million while time deposits increased $2.3
million, or 3.5%.   The Company's borrowings increased $449,000, or 2.5% to
$18.7 million at December 31, 1998 from $18.2 million at the end of the prior year.

Shareholders' equity decreased $1.3 million, or 5.5%, to $22.3 million at December 31, 1998 from $23.6 million at December 31, 1997. The decrease is attributable to the repurchase of 132,000 shares of the Company's common stock totaling $1.9 million and dividends declared of $545,000, partially offset by net income of $1.2 million, an increase in the unrealized appreciation on investment securities available for sale of $269,000, a net decrease in unearned ESOP and stock compensation plans of $599,000.


Results of Operations

General

The Company had net income of $930,000, $1.2 million, and $1.9 million for the fiscal years ended December 31, 1999, 1998 and 1997, respectively. The decrease in net income for the year ended December 31, 1999, compared to 1998 resulted primarily from an increase in other expenses of $548,000, or 8.3%, to $7.1 million, and a decrease in other income of $382,000, or 24.1%. This was partially offset by an increase in net interest income of $567,000, or 8.1%.
The Company's return on average assets and return on shareholders' equity for the years ended December 31, 1999, 1998 and 1997 were .44%, .62%, and .97% and 4.33%, 5.12%, and 8.35%, respectively. These performance ratios tend to be below the Company's peer group during the period. The peer group is derived from the FDIC Uniform Bank Performance Report and comprises all FDIC insured savings banks having assets between $100 million and $300 million. The peer groups annualized return on average assets for the periods ended September 30, 1999 and December 31, 1998 and 1997 were .89%, .92%, and .99%, respectively. The peer groups annualized return on average equity for the periods ended September 30, 1999 and December 31, 1998 and 1997 were 7.53%, 7.78%, and 8.77%, respectively. The primary reason for declining earnings trends and lower than peer returns is the growth rate in operating expenses exceeding the rate of growth of revenue. During the three year period ended December 31, 1999, operating expenses increased at an average annualized rate of 11.0%, while revenue, exclusive of securities gains/losses, increased at an average annualized rate of 4.8%. The growth in operating expenses is representative of the Company's actions to position the bank as a more diverse provider of financial services. Management and the Board are committed to harnessing the Company's enhanced capacity and capabilities to consistently grow revenue at a rate in excess of the growth of expenses.

Comparison of Operating Results for the Years Ended December 31, 1999 and 1998

Interest Income

Interest income totaled $14.7 million for the year ended December 31, 1999, as compared to $14.1 million for the year ended December 31, 1998, an increase of $633,000 or 4.5%. The increase in interest income was principally attributable to an increase of $14.8 million in the average balance of interest-earning assets to $191.9 million from $177.1 million, partially offset by a decrease in the average yield on interest earning-assets to 7.72% from 8.03%. The increase in average interest-earning assets occurred as a result of growth in both the securities and loan portfolio. Average investment securities increased $11.0
million, or 22.0%, and average loans increased $3.8 million, or 3.0%.    The
yield reduction is principally the result of a lower interest rate environment during the first 3 quarters of 1999, which in turn has resulted in new mortgage loan originations at rates in excess of 90 basis points below the weighted average rate of the existing loan portfolio which lowered the total portfolio to 8.27% from 8.56%, combined with the reinvestment of investment security principal maturity's and prepayments taking place during the year at rates over 75 basis points less than the existing portfolio yield. The increase in average interest-earning assets was primarily attributable to the Company's continued implementation of a wholesale growth strategy in which borrowings are utilized to purchase investments and fund loan portfolio growth.

Interest income on real estate loans totaled $9.6 million and $9.7 million for the years ended December 31, 1999 and 1998, respectively. The $142,000, or 1.5%, decrease resulted primarily from a decrease in the average yield on real estate loans of .36%, to 7.97% for 1999 from 8.33% for 1998. The decrease in the average yield on real estate loans was partially offset by an increase of $3.4 million, or 3.0%, in the average balance of such loans to $119.9 million from $116.5 million. The increase in the average balance on real estate loans was principally due to the origination of 15 year term one-to-four family residential mortgages loans, and one-to-four family adjustable rate mortgage loans retained in the Company's portfolio. The origination of adjustable rate mortgage loans is primarily comprised of "5/1 ARMS" which have interest rates that are fixed for the first five years and are adjustable annually thereafter, and amortize over 30 years. To a lesser degree, the Company also increased its origination of commercial real estate loans. The decrease in the yield on average real estate loans was attributable to the lower rates charged on the 15 year conforming mortgage loans originated during the year, and the initial rates charged on 5/1 ARMS.

Interest income on consumer and other loans increased $79,000, or 6.7%, to $1.3 million for the year ended December 31, 1999 from $1.2 million for the year ended December 31, 1998. The increase was due to an increase in the average yield on consumer and other loans to 11.56% from 11.19%, as well as an increase in the average balance on consumer and other loans of $351,000, or 3.4%, to $10.8 million from $10.5 million. The increase in the average yield on consumer and other loans reflects the Company's continuing efforts to provide lending to qualified local businesses, which tend to carry higher interest rates. The increase in the average balance on consumer and other loans demonstrates continued penetration into this particular segment of the market.

Interest income on mortgage-backed securities increased by $88,000, or 6.5%, to $1.5 million from $1.4 million for the years ended December 31, 1999 and 1998, respectively. The increase in interest income on mortgage-backed securities resulted generally from a increase in the average yield on mortgage-backed securities to 6.75% from 6.69%, as well as an increase in the average balance of mortgage-backed securities of $1,134, or 5.6%. The increase in the average balance reflects the continued utilization of mortgage-backed securities in repurchase agreement transactions by the Company. The increase in the average yield on mortgage-backed securities was a result of the funds from the scheduled amortization and prepayments being reinvested at higher market rates.

Interest income on investment securities, on a tax equivalent basis, increased $672,000, or 36.7%, for the year ended December 31, 1999 to $2.5 million from $1.8 million for the same period in 1998. The increase resulted primarily from an increase in the average balance of investment securities of $11.7 million, or 43.6%, to $38.6 million at the end of the 1999 fiscal year from $26.9 million at December 31, 1998. The increase in average balance was partially offset by a decrease in the average yield on investment securities, on a tax equivalent basis, to 6.48% from 6.80% for the years ended December 31, 1999 and 1998, respectively. The increase in the average balance of investment securities resulted primarily from the continuation of the Company's wholesale strategy whereby borrowings are utilized to fund investment portfolio growth.

Interest income on interest-earning deposits decreased $85,000, or 58.6%, to $60,000 for the year ended December 31, 1999 from $145,000 for the prior year. The decrease was due to a $1.8 million, or 64.6%, decrease in the average balance on interest-earning deposits, partially offset by an increase in the average yield on such deposits to 5.99% from 5.13%.

Interest Expense

Interest expense increased $66,000, or .1%, to $7.0 million for the year ended December 31 1999. The increase was primarily attributable to an increased utilization of borrowed funds in connection with the Company's continued wholesale growth strategy and the use of borrowed funds to supplement deposit
declines.   The average balance of interest-bearing liabilities increased $14.5 million, or 8.9%, to $176.5 million at December 31, 1999 as compared to $162.0 million at the end of the prior year. The average cost of interest-bearing liabilities decreased to 3.99% during the year ended December 31, 1999 from 4.30% for the year ended December 31, 1998. The decrease in the average cost is primarily attributable to reductions in the interest rates paid on NOW accounts and savings deposits. Interest expense on savings and club accounts decreased $405,000, or 21.7%. The average balance on savings and club accounts decreased $2.0 million, or 3.1%, to $62.4 million for the year ended December 31, 1999 from $64.4 for the prior year, while the average cost of such deposits decreased to 2.34% from 2.90%. The average balance on time deposits remained relatively constant when comparing the years ended December 31, 1999 and 1998, while the average cost of time deposits decreased to 5.28% from 5.69%. The decrease in the average balance on the Company's core deposits is reflective of increased competition form non-bank investment products and a lack of growth in the Company's market area. These conditions are anticipated to continue in the near future. The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York and funds obtained through repurchase agreements ("repos"). Interest expense on borrowed funds increased $808,000, or 92.0%, to $1.7 million for the year ended December 31,1999 from $878,000 at the prior year end. This increase was primarily the result of a increase in the average balance of the borrowings of $15.6 million, to $30.5 million, from $14.9 million for 1999 and 1998 respectively, partially offset be a decrease in the average cost of borrowed fund of .35% to 5.53% from 5.88%. The reduction in the average cost of borrowed funds is primarily a result of approximately $10 million of borrowings being entered into during the fourth quarter of 1998 and the first quarter of 1999 when the prevailing rates were at their lowest.


Average Balance Sheet

The following table sets forth certain information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 1999, 1998, and 1997 using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.

                                                                          Years Ended December 31,
                                              1999                                 1998                                 1997
                               Average                Average     Average                Average    Average               Average
                               Balance    Interest   Yield/Cost   Balance    Interest   Yield/Cost  Balance   Interest   Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                               (in thousands)
 Interest Earning Assets:
  Real Estate Loans           $119,893     $ 9,556      7.97%    $116,447    $  9,698      8.33%    $103,600     $ 8,971     8.66%
  Consumer & Other Loans        10,835       1,252     11.56%      10,484       1,173     11.19%      10,051       1,093    10.87%
  Mortgage-backed Securities    21,519       1,452      6.75%      20,385       1,364      6.69%      23,244       1,591     6.84%
  Taxable investment
   securities                   32,935       2,014      6.12%      20,877       1,330      6.37%      29,160       1.968     6.75%
  Non-taxable investment
   securities                    5,695         488      8.57%       6,034         500      8.29%       6,432         554     8.61%
  Interest-earning deposits      1,002          60      5.99%       2,829         145      5.13%       3,426         173     5.05%
----------------------------------------------------------------------------------------------------------------------------------
  Total interest-earning
   assets                     $191,879     $14,822      7.72%    $177,056    $ 14,210      8.03%    $175,913     $14,350     8.16%

Non Interest Earning Assets:
  Other assets                  18,525                             18,352                             16,017
  Allowance for loan losses     (1,000)                              (851)                              (936)
  Net unrealized gains
  on available for sale
   portfolio                       406                              1,443                                648
------------------------------------------------------------------------------------------------------------------------------------

     Total Assets             $209,810                           $196,000                           $191,642
--------------------------------------------------------------------------------------------------------------------------

Interest-bearing Liabilities:
  Now accounts                $ 15,119     $   273      1.81%    $ 14,281    $    331      2.32%    $ 13,346     $   341     2.56%
  Savings and club accounts     62,403       1,460      2.34%      64,417       1,865      2.90%      65,383       1,971     3.01%
  Time deposits                 68,482       3,616      5.28%      68,417       3,895      5.69%      70,591       3,975     5.63%
  Borrowings                    30,511       1,686      5.53%      14,927         878      5.88%      10,677         605     5.67%
------------------------------------------------------------------------------------------------------------------------------------

  Total Interest bearing
   liabilities                $176,515     $ 7,035      3.99%    $162,042    $  6,969      4.30%    $159,997     $ 6,892     4.31%
------------------------------------------------------------------------------------------------------------------------------------

Non-Interest-Bearing
Liabilities:
Demand deposits                  9,736                              8,436                              7,633
  Other liabilities              2,083                              1,913                              1,798
--------------------------------------------------------------------------------------------------------------------------
      Total liabilities        188,334                            172,391                            169,428
------------------------------------------------------------------------------------------------------------------------------------

  Shareholder's equity          21,476                             23,609                             22,214
--------------------------------------------------------------------------------------------------------------------------

  Total liabilities &
   shareholder's equity       $209,810                           $196,000                           $191,642
--------------------------------------------------------------------------------------------------------------------------

 Net interest income                       $ 7,787                           $  7,241                            $ 7,458

 Net interest rate spread                               3.73%                              3.73%                             3.85%

 Net interest margin                                    4.06%                              4.09%                             4.24%

 Ratio of average
  interest-earning assets
  to average
  interest-bearing
  liabilities                                         108.70%                            109.27%                           109.95%


Rate/Volume Analysis

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes attributable to both rate and volume have been allocated equally.

                                                                       Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------------

                                                          1999  vs. 1998                           1998 vs. 1997
                                                    Increase (Decrease) Due to                  Increase (Decrease) Due to
------------------------------------------------------------------------------------------------------------------------------------

                                                                         Total                                       Total
                                                                        Increase                                    Increase
                                                   Volume     Rate     (Decrease)      Volume           Rate       (Decrease)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                 (in thousands)
Interest Income:
 Real estate loans                                $  282    $  (424)       ($142)         $1,091          $(364)       $ 727
 Consumer and other loans                             39         40           79              47             33           80
 Mortgage-backed securities                           76         12           88            (195)           (32)        (227)

 Taxable investment securities                       752        (68)         684            (543)           (95)        (638)
 Non-taxable investment securities                   (28)        16          (12)            (34)           (20)         (54)
 Interest-earning deposits                          (101)        16          (85)            (30)             2          (28)
------------------------------------------------------------------------------------------------------------------------------------
  Total interest income                            1,020       (408)         612             336           (476)        (140)
Interest Expense:
 Now and escrow accounts                              18        (76)         (58)             23            (33)         (10)
 Savings and club accounts                           (51)      (354)        (405)            (31)           (75)        (106)
 Time deposits                                         3       (282)        (279)           (122)            42          (80)
 Borrowings                                          888        (80)         808             246             27          273
------------------------------------------------------------------------------------------------------------------------------------
Total Interest expense:                              858       (792)          66             116            (39)          77
------------------------------------------------------------------------------------------------------------------------------------

Net change in interest
 income                                           $  162     $  384       $  546          $  220          $(437)       $(217)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Net Interest Income

Net interest income increased $546,000, on a tax equivalent basis, for the year ended December 31, 1999 as compared to December 31, 1998. The increase occurred due to an increase in the average balance of interest earning assets of $14.8
                          ------------------------------------------------------
million, or 8.4%, and a decrease in the average cost of interest-bearing
--------------------------------------------------------------------------------
liabilities to 3.99% from 4.30%, partially offset by an increase in the average
--------------------------------------------------------------------------------
balance of interest-bearing liabilities of $14.5 million, or 8.9%, and a
--------------------------------------------------------------------------------
decrease in the average yield of interest-earning assets to 7.72% from 8.03%.
----------------------------------------------------------------------------
Provision for Loan Losses

The Company maintains an allowance for loan losses based upon a monthly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio.
Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Company's actual loss experience, as well as standards applied by the FDIC. The Company established a provision for possible loan losses for the year ended December 31, 1999 of $373,000 as compared to a provision of $382,000 for the year ended December 31, 1998. The decrease in the provision for loan losses is attributable a lower level of net charge offs during 1999 when compared to 1998. The Company's allowance for loan losses as a percentage of total loans receivable was .88%, while the allowance for loan losses to non-performing loans was 45.01% at December 31, 1999.

Non interest Income

The Company's non interest income is principally comprised of fees on deposit accounts and transactions, loan servicing, commissions, and net gain on securities and loans. Non interest income exclusive of net gains on securities and loans increased $151,000 or 15.6%, to 1.1 million for the year ended December 31, 1999, when compared to the same period in the prior year. The increase in non interest income, exclusive of net gain on securities and loans, is a result of an ongoing effort by the Company to diversify its revenue sources and lessen its dependence on net interest income. As a component of this objective, the Company has expanded its facilities and resources to provide trust services and enhance its investment management services. Net gain on securities and loans decreased $532,000, or 86.1%, for the year ended December 31, 1999 when compared to the 1998 period. The decrease in net gain on securities and loans is a result of a reduction in the mark-to-market gain in the Company's equity mutual fund holdings.

Non interest Expense

Non interest expense increased $548,000, or 8.3%, to $7.1 million for the year ended December 31, 1999 from $6.6 million for the prior year. The increase in non-interest expense was comprised of a $351,000, or 78.5% increase in data processing charges, a $247,000, or 45.9% increase in professional and other services, a $124,000 increase in building occupancy, and a $183,000 increase in salaries and employee benefits. These increases were offset by a $379,000 charge recorded in the prior year as a result of the termination of the Company's merger transaction. The increase in data processing costs are primarily the result of increases in depreciation and maintenance on upgraded hardware and software placed into service during the first quarter on 1999. These upgrades to hardware and software represent efforts by the company to undertake remedial actions for Year 2000 contingency and enhance its ability to compete over the near term. The increase in professional and other services is primarily comprised of increased fees for information systems consulting, advertising associated with the company name change, investment and risk management, and attorney fees. The increase in building occupancy expense is principally due to depreciation and maintenance increases associated with expansion of the Company's main office. The increase in salaries and employee benefits is primarily due to commissions paid to mortgage originators, accelerated amortization of certain stock-based compensation plans, and annual salary increases.

The Company's overhead (non-interest expense to average assets) and efficiency ratios for the year ended December 31, 1999 were 3.40% and 80.5%, respectively. The stock based compensation plan expenses and the Company's amortization of goodwill represent non-cash expenses in that they do not decrease the generation of tangible capital (see page xxx). If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1999 would be 2.99% and 70.8%, respectively.

Income Tax Expense

Income tax expense decreased $75,000, or 15.1% to $421,000 for the year ended December 31, 1999 from $495,000 for the prior year. The decrease in income tax expense reflected lower pre-tax income during the year.


Comparison of Operating Results for the Years Ended December 31, 1998 and 1997

Interest Income

Interest income totaled $14.1 million for the year ended December 31, 1998, as compared to $14.2 million for the year ended December 31, 1997, a decrease of $112,000, or 1.0%. The decrease in interest income was principally attributable to a decrease in the average yield on interest-earning assets to 8.03% from 8.16%, partially offset by an increase of $1.2 million, or .6%, in the average balance of interest earning-assets to $177.1 million from $175.9 million. The decline in yield on mortgages and investments was caused by a general decline in market interest rates. The increase in average interest-earning assets was primarily attributable to loan origination activity. Loan originations totaled
45.7 million for the 1998 fiscal year, of which $28.1 were one-to-four family residential mortgages. Loan sales during this period were $7.7 million. The originations, less loan repayments and sales, increased the average balance of real estate loans by $12.8 million, or 12.4%, to $116.5 million at December 31, 1998 from $103.6 million for the prior fiscal year. The average balance on consumer and other loans increased by $433,000, or 4.3%. The average balance on mortgage-backed securities and investment securities decreased by $2.9 million and $8.7 million, respectively. The average balance on interest-earning deposits at other financial institutions decreased by $597,000.

Interest income on real estate loans totaled $9.7 million and $9.0 million for the years ended December 31, 1998 and 1997, respectively. The $727,000, or 8.1%, increase resulted primarily from an increase in the average balance of real estate loans of $12.8 million, or 12.4%, to $116.5 million for 1998 from $103.6 million for 1997. The increase in the average balance on real estate loan was partially offset by a reduction in the average yield on such loans to 8.33% from 8.66%. The increase in the average balance on real estate loans was principally due to the origination of 15 and 30 year term one-to-four family residential mortgages loans held-for-sale and one-to-four family adjustable rate mortgage loans retained in the Company's portfolio.

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

Interest income on investment securities, on a tax equivalent basis, decreased $692,000, or 27.4%, for the year ended December 31, 1998 to $1.8 million from $2.5 million for the same period in 1997. The decrease resulted primarily from a decrease in the average balance of investment securities of $8.7 million, or 24.4%, to $26.9 million at the end of the 1998 fiscal year from $35.6 million at December 31, 1997. Additionally, the average yield on investment securities, on a tax equivalent basis, decreased to 6.80% from 7.09% for the years ended December 31, 1998 and 1997, respectively. The decrease in the average balance of investment securities resulted primarily from the reinvestment of funds from maturing and called securities into loan originations.

Interest income on interest-earning deposits decreased $28,000, or 16.2%, to $145,000 for the year ended December 31, 1998 from $173,000 for the prior year. The decrease was due to a $597,000, or 17.4%, decrease in the average balance on interest-earning deposits, partially offset by an increase in the average yield on such deposits to 5.13% from 5.05%.

Interest Expense

Interest expense increased $77,000, or 1.1%, to $7.0 million for the year ended December 31 1998, from $6.9 million for the prior year. The increase was primarily attributable to an increase in the use of borrowed funds which resulted in a higher average balance on interest-bearing liabilities. The average balance of interest-bearing liabilities increased $2.0 million, or 1.3%, to $162.0 million at December 31, 1998 as compared to $160.0 million at the end of the prior year. The average cost of interest-bearing liabilities decreased to 4.30% during the year ended December 31, 1998 from 4.31% for the year ended December 31, 1997. The decrease in the average cost is primarily attributable to reductions in the interest rates paid on NOW accounts and savings deposits. Interest expense on savings and club accounts decreased $106,000, or 5.4%, while the interest expense on time deposits decreased $80,000, or 2.0%. The average balance on savings and club accounts decreased $966,000, or 1.5%, to $64.4 million for the year ended December 31, 1998 from $65.4 for the prior year, while the average cost of such deposits decreased to 2.90% from 3.01%. The stated rate of interest paid on fixed rate savings accounts was reduced to 2.15% from 3.00% during the fourth quarter of 1998. During 1998, the Company introduced a tiered-rate savings account, which allows for higher rates of interest at higher balances ranging from 2.15% to 3.25%. At December 31, 1998, $49.49 million, or 76.9%, of the total savings deposits were held in fixed rate
accounts while $14.9 million were held in the tiered-rate product.   The average
balance on time deposits decreased $2.2 million, or 3.1%, to $68.4 million for the year ended December 31, 1998 from $70.6 million at December 31, 1997, while the average cost of time deposits increased to 5.69% from 5.63%. The average balance of borrowed funds increased $4.2 million, or 39.8%, to $14.9 million at December 31, 1998 as compared to $10.7 million at the end of the prior year.
The average cost of borrowed funds increased to 5.67% during the year ended December 31, 1998 from 5.67 for the same period in the prior year. The increase in the average balance of borrowed funds reflects the Company's continued emphasis on wholesale growth.


Net Interest Income

Net interest income decreased $217,000, on a tax equivalent basis, for the year ended December 31, 1998 as compared to December 31, 1997. The decrease occurred due to a decrease in the ratio of average interest-earning assets to average interest bearing liabilities to 109.27% from 109.95%, as well as a compression of the Company's net interest rate spread to 3.73% from 3.85%. These ratios are the result of a $2.0 million, or 1.3%, increase in average interest-bearing liabilities, and a decrease in the average yield of interest-earning assets to 8.03% from 8.16%. These decreases were offset in part by an increase in the average balance of interest earning assets of $1.1 million, or .6%, and a decrease in the average cost on interest bearing liabilities to 4.30% from 4.31%.


Provision for Loan Losses

The Company maintains an allowance for loan losses based upon a monthly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Company's actual loss experience, as well as standards applied by the FDIC. The Company established a provision for possible loan losses for the year ended December 31, 1998 of $382,000 as compared to a
provision of $261,000 for the year ended December 31, 1997.   The Company's
allowance for loan losses as a percentage of total loans receivable was .75%, while the allowance for loan losses to non-performing loans was 51.20% at December 31, 1998.

Non interest Income

Non interest income consists of servicing income and fee income, gains (losses) on the sale of investment securities and loans and other operating income.

Non interest income increased $213,000, or 15.5%, to $1.6 million for the year ended December 31, 1998, as compared to $1.4 million for the year ended December 31, 1997. The increase in non interest income was primarily attributable to an increase in fees and service charges of $26,000, or 5.3%, to $515,000 from $489,000, and additional gains on the sale of investment securities and loans of $290,000, partially offset by a decrease in other charges, commissions, and fees of $107,000, or 29.1%, to $260,000 from $367,000.

Non interest Expense

Non interest expense increased $816,000, or 14.1%, to $6.6 million for the year ended December 31, 1998 from $5.8 million for the prior year. The increase in non interest expense was primarily attributable to increases in employee compensation and benefits of $199,000, or 6.8%, data processing costs of $59,000, or 15.3%, professional service expense increases of $8,000, other expense increases of $211,000, or 22.1%, and a charge of $379,000 in connection with the cancellation of the merger. The merger expenses were attributable to professional services rendered for legal, tax, accounting work, as well as for certain filing fees. The increases in the employee compensation and benefits is primarily the result of increased salaries of approximately of $105,000, stock compensation expense of $40,000, and directors fees of $62,000. The increase in other expenses was primarily attributable to the following: $81,000 in connection with the liquidation of certain OREO properties, $52,000 in non-recurring data communications costs for networks, $49,000 for costs related to the operation of the mid-tier holding company (principally franchise tax), and $16,000 in additional liability insurance expense. The expense increase were partially offset by a decrease in occupancy costs of $40,000, or 6.0%.

The Company's overhead (non-interest expense to average assets) and efficiency ratios for the year ended December 31, 1998 were 3.36% and 70.57%, respectively. Exclusive of the merger costs the same ratios were 3.17% and 65.22%, respectively. The stock based compensation plan expenses and the Company's amortization of goodwill represent non-cash expenses in that they do not decrease the generation of tangible capital (see page 14). If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, exclusive of the merger costs, those adjusted ratios for the year ended December 31, 1998 would be 2.70% and 52.33%, respectively.

Income Tax Expense

Income tax expense decreased $267,000, or 35.0% to $495,000 for the year ended December 31, 1998 from $762,000 for the prior year. The decrease in income tax expense reflected lower pre-tax income during the year.

Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's most significant form of market risk is interest rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates.
The Company's mortgage loan portfolio consists primarily of loans on residential real property located in Oswego County, and is therefore subject to risks associated with the local economy. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense. Other types of market risks do not arise in the normal course of the Company's business activities.

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

The Company manages its interest rate sensitivity by monitoring (through simulation and net present value techniques) the impact on it's GAP position, net interest income, net portfolio value and net portfolio value ratio to changes in interest rates on its current and forecast mix of assets and liabilities. The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's assets and liability policies, setting prices and terms on rate-sensitive products, and monitoring and measuring the impact of interest rate changes on the Company's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Company does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the net portfolio value are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk. The results of these techniques are outlined below in the GAP table.

Gap Table

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1999, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown. The Company has assumed that its passbook savings, NOW, and money market accounts which totaled $75.0 million at December 31, 1999 are withdrawn at the annual percentage rates set forth below. These withdrawal rates are based upon historical industry experience. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.


                                                                    Amounts Maturing or Repricing
                                              Within    3 to 12     1 to 3     3 to 5     5 to 10    More than
                                            3 Months    Months       Years      Years      Years     10 Years      Total
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       (Dollars In Thousands)
Interest-earning assets:
Real estate loans:
 Residential one-to-four family:
    Market index ARM's                       $16,073   $ 17,248    $ 11,868    $ 5,723    $ 2,572    $     0     $ 53,484
    Fixed rate                                   405      1,876       8,469      7,590     11,035      4,247       33,622
 Commercial and multi-family
    ARM's                                      5,040      5,403       5,063        463          0          0       15,969
    Fixed                                        108        471       1,911      1,688      2,423          0        6,601
    Home equity fixed rate loans                 147      1,396         462      1,670      2,275          0        5,950
    Home equity line of credit                 3,541          0           0          0          0          0        3,541
 Consumer loans                                  241        664       2,540         49          0          0        3,494
 Commercial business loans                     1,569        435       4,047      1,284      1,264         36        8,635
 Mortgage-backed securities                    1,284      3,188       5,189      4,069      6,401      3,924       24,055
 Investment securities                         8,453        276       8,231      3,458     17,856      5,561       43,835
------------------------------------------------------------------------------------------------------------------------------------

     Total interest-earning assets            36,861     30,957      47,780     25,994     43,826     13,768      199,186
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
  Passbook accounts                              463      6,618      13,312      9,865     14,857     15,212       60,327
  NOW accounts                                 2,309      6,928       4,759          0          0          0       13,996
  Certificate accounts                        12,600     33,488      16,188      3,629      2,457          0       68,362
  Repurchase agreements                       17,540     10,117       6,913      1,000      7,310          0       42,880
      Total interest-bearing liabilities      32,912     57,151      41,172     14,494     24,624     15,212      185,565
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Interest-earning assets less interest-
  bearing liabilities ("interest rate
  sensitivity gap")                            3,949    (26,194)      6,608     11,500     19,202     (1,444)
Cumulative excess (deficiency) of
  interest-sensitive assets over
  interest-sensitive liabilities               3,949    (22,245)    (15,637)    (4,137)    15,065     13,621
Interest sensitivity gap
   to total assets                              1.83     (12.11)       3.05       5.32       8.88       (.67)
Cumulative interest sensitivity gap
   to total assets                              1.83     (10.28)      (7.23)     (1.91)      6.97        6.3
Ratio of interest-earning assets to
  interest-bearing liabilities                112.00      54.17      116.05     179.34     177.98      90.51
Cumulative ratio of interest-earning
  assets to interest-bearing liabilities      112.00      75.30       88.08      97.16     108.84     107.34
------------------------------------------------------------------------------------------------------------------------------------


At December 31, 1999, the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $22.2 million, representing a cumulative one-year gap ratio of a negative 12.11%. Simulation and net present value analysis demonstrate percentage changes to net interest income and net portfolio value of a negative 14.16% and a negative 11.94%, respectively, in an upward 200 basis point parallel shift in the yield curve.

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

Changes in Net Interest Income and Net Portfolio Value

The following table measures the Company's interest rate risk exposure in terms of the percentage change in its net interest income and net portfolio value as a result of hypothetical changes in 100 basis point increments in market interest rates. Net portfolio value (also referred to as market value of portfolio equity) represent the fair value of net assets (determined as the market value of assets minus the market value of liabilities). The table quantifies the changes in net interest income and net portfolio value to parallel shifts in the yield curve. The column "Net Interest Income Percent Change" measures the change to the next twelve month's projected net interest income, due to parallel shifts in the yield curve. The column "Net Portfolio Value Percent Change" measures changes in the current net mark-to-market value of assets and liabilities due to parallel shifts in the yield curve. The base case assumes December 31, 1999 interest rates. The Company uses these percentage changes as a means to measure interest rate risk exposure and quantifies those changes against guidelines set by the Board of Directors as part of the Company's Interest Rate Risk policy.

The Company's current interest rate risk exposure is within those guidelines set forth.

                       1999                                             1998
----------------------------------------------------------------------------------------------------------
   Change                   Percentage    Percentage    Change                Percentage    Percentage
     In          NPV        Change in     Change in     In         NPV        Change in     Change in
   Interest      Capital    Net Income    Net Market    Interest   Capital    Net Income    Net Market
    Rates        Ratio      Interest      Value         Rates      Ratio      Interest      Value
----------------------------------------------------------------------------------------------------------
    -300         15.58%         4.59%       2.52%       -300       14.02%        -0.40%       10.87%
    -200         16.40%         7.42%       6.55%       -200       13.97%         3.47%        9.12%
    -100         16.55%         4.65%       5.92%       -100       13.67%         2.32%        5.40%
       0         16.00%         0.00%       0.00%          0       13.17%         0.00%        0.00%
     100         15.24%        -5.90%      -7.11%        100       12.11%        -3.59%       -9.99%
     200         14.44%       -11.94%     -14.16%        200       10.78%        -7.57%      -21.79%
     300         13.57%       -18.27%     -21.34%        300        9.43%       -12.00%      -33.25%


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

A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The Company has experienced a decrease in savings account deposits during the past three years. Savings account balances decreased $6.2 million, or 9.5%, from $65.6 million at December 31, 1996 to $59.4 million at December 31, 1999. The decrease in savings account deposits has caused the Company to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

At December 31, 1999, the Company had outstanding loan commitments of $3.0 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less that one year at December 31, 1999 totaled $46.1 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

New Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities. In June of 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for all fiscal quarters for fiscal years beginning after June 15, 2000. This statement requires an entity to recognize all derivative financial instruments as either assets or liabilities in the consolidated statement of condition and measure those instruments at fair value. Management does not believe that this statement will have a significant impact on the results of operation or shareholders' equity of the Company.

Common Stock and Related Matters

The Common Stock trades and is listed on The Nasdaq SmallCap Stock Market under the symbol "PBHC" and the short name PathBcp. The common stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998). As of February 25, 2000, there were 410 shareholders of record and 2,614,245 outstanding shares of common stock.

Share Repurchases

On January 22, 1999, the Company announced its second share repurchase program for the purchase of up to 135,000 shares. At December 31, 1999 the program has resulted in the repurchase of 113,475 shares at an average price of $10.54.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated.

                                                               Dividends
         Quarter ended          High            Low               Paid
    ---------------------      -------        -------          ----------

    December 31, 1999          $10.000        $ 7.500           $.0600
    September 30, 1999          10.000          7.938           $.0600
    June 30, 1999               11.000          8.750           $.0600
    March 31, 1999              12.000          9.250           $.0600
    December 31, 1998           10.375          9.125           $.0500
    September 30, 1998          23.000         12.000           $.0500
    June 30, 1998               26.125         21.000           $.0500
    March 31, 1998              24.625         17.172           $.0500


Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Pathfinder Bank and its subsidiaries results of operations and financial condition, tax considerations, and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

                                                Independent Auditors' Report



Board of Directors and Shareholders
Pathfinder Bancorp, Inc.
Oswego, New York

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pathfinder Bancorp, Inc. at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Syracuse, New York
February 11, 2000

Statements of Condition

                                                                                        December 31,
                                                                            --------------------------------
                                                                                    1999            1998
------------------------------------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                                    $  4,280,255    $  4,716,238
 Federal funds sold                                                                 ----       1,800,000
------------------------------------------------------------------------------------------------------------
      Total cash and cash equivalents                                          4,280,255       6,516,238
 Investment securities
 (approximate fair value $66,397,000 and $53,443,000)                         66,397,491      53,443,039
 Mortgage loans - held-for-sale                                                  697,405       2,841,931
 Loans:
 Real estate                                                                 119,167,708     116,161,445
 Consumer and other                                                           12,129,363      10,334,531
------------------------------------------------------------------------------------------------------------
      Total loans                                                            131,297,071     126,495,976
 Less:  Allowance for loan losses                                              1,149,677         939,161
     Unearned discounts and origination fees                                      84,453         199,156

------------------------------------------------------------------------------------------------------------
      Loans receivable, net                                                  130,062,941     125,357,659

 Premises and equipment, net                                                   4,869,553       4,489,928
 Accrued interest receivable                                                   1,431,251       1,237,069
 Other real estate                                                               641,384         742,163
 Intangible assets, net                                                        2,973,365       3,289,121
 Other assets                                                                  4,969,908       5,334,919
------------------------------------------------------------------------------------------------------------
      Total assets                                                          $216,323,553    $203,252,067
============================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY:
 Deposits:
  Interest bearing                                                          $142,690,583    $150,745,802
  Non-interest bearing                                                         9,745,513       9,473,352
------------------------------------------------------------------------------------------------------------
   Total deposits                                                            152,436,096     160,219,154
 Borrowed funds                                                               42,879,500      18,691,000
 Other liabilities                                                               933,345       2,055,228
------------------------------------------------------------------------------------------------------------
   Total liabilities                                                         196,248,941     180,965,382

 Shareholders' equity:
 Common stock, par value $.10 per share; authorized
    9,000,000 shares; 2,884,720 and 2,877,470 shares issued and
       2,639,245 and 2,745,470  outstanding, respectively.                       288,472         287,747
   Additional paid-in-capital                                                  6,912,580       6,828,836
   Retained earnings                                                          18,121,372      17,820,409
   Unearned stock based compensation                                            (981,125)     (1,428,746)
      Accumulated other comprehensive (loss) income                             (895,894)      1,012,462
      Unearned ESOP shares                                                      (287,609)       (346,917)
   Treasury stock, at cost; 245,475 and 132,000 shares respectively           (3,083,184)     (1,887,106)
------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                 20,074,612      22,286,685
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                  $216,323,553    $203,252,067
============================================================================================================

 The accompanying notes are an integral part of the consolidated financial statements

Statements of Income
                                                                                                   December 31,
                                                                                     -----------------------------------------------

                                                                                       1999           1998           1997
------------------------------------------------------------------------------------------------------------------------------------

INTEREST INCOME:
  Loans                                                                                $10,807,715    $10,871,385    $10,063,659
  Interest and dividends on investments:
     U.S. Treasury and agencies                                                            391,496        198,401        407,628
     State and political subdivisions                                                      355,767        345,303        372,376
     Corporate obligations                                                               1,509,688      1,032,369      1,477,630
     Marketable equity securities                                                          112,610         98,951         82,819
     Mortgage-backed securities                                                          1,451,756      1,364,002      1,590,701
     Federal funds sold and interest-bearing deposits                                       59,551        145,132        172,839
------------------------------------------------------------------------------------------------------------------------------------
     Total interest income                                                              14,688,583     14,055,543     14,167,652
INTEREST EXPENSE:
  Interest on deposits                                                                   5,348,868      6,091,009      6,287,117
  Interest on borrowed funds                                                             1,686,202        878,364        604,844
------------------------------------------------------------------------------------------------------------------------------------
     Total interest expense                                                              7,035,070      6,969,373      6,891,961

     Net interest income                                                                 7,653,513      7,086,170      7,275,691
  Provision for loan losses                                                                372,910        381,561        261,112
------------------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for loan losses                                 7,280,603      6,704,609      7,014,579
------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME:
  Service charges on deposit accounts                                                      525,363        460,954        488,799
  Mortgage servicing fees                                                                  218,644         53,797           ----
  Cash surrender value                                                                     125,028        192,368        188,315
  Net gain on securities and loans                                                          86,130        618,448        328,565
  Other charges, commissions and fees                                                      249,099        260,170        366,883
------------------------------------------------------------------------------------------------------------------------------------

     Total other income                                                                  1,204,264      1,585,737      1,372,562
------------------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES:
  Salaries and employee benefits                                                         3,300,004      3,116,577      2,917,470
  Building occupancy                                                                       750,618        626,231        666,082
  Data processing expenses                                                                 798,027        447,024        387,741
  Professional and other services                                                          783,872        537,339        529,724
  Amortization of intangible assets                                                        315,756        315,756        315,756
  Merger expense                                                                              ----        378,896           ----
  Other expenses                                                                         1,185,721      1,164,689        953,920
------------------------------------------------------------------------------------------------------------------------------------
     Total other expenses                                                                7,133,998      6,586,512      5,770,693

Income before income taxes                                                               1,350,869      1,703,834      2,616,448
Provision for income taxes                                                                 420,474        495,033        762,087
------------------------------------------------------------------------------------------------------------------------------------

Net income                                                                             $   930,395    $ 1,208,801    $ 1,854,361
  Other comprehensive (loss) income, net of taxes:
    Unrealized net (losses) gains on securities:
    Unrealized holding (losses) gains arising during period                            $(3,217,269)   $   437,441    $   538,574
    Reclassification adjustment for gains included
    in net income                                                                           14,685         11,602         11,596
------------------------------------------------------------------------------------------------------------------------------------

                                                                                        (3,202,584)       449,043        550,170
  Income tax benefit (provision)                                                         1,294,228       (179,617)      (220,068)
------------------------------------------------------------------------------------------------------------------------------------

Other comprehensive (loss) income, net of tax                                           (1,908,356)       269,426        330,102
------------------------------------------------------------------------------------------------------------------------------------

Comprehensive (loss) income                                                            $  (977,961)   $ 1,478,227    $ 2,184,463
------------------------------------------------------------------------------------------------------------------------------------

   Net income per share - basic                                                               $.35           $.44           $.66
------------------------------------------------------------------------------------------------------------------------------------

   Net income per share - diluted                                                             $.35           $.42           $.66
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements

Statements of Changes in Shareholders' Equity

                                                          Common Stock                   Additional                    Unearned
                                                ----------------------------------       Paid in          Retained     Stock Based
                                                  Shares                    Amount       Capital          Earnings     Compensation
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       1,916,666               $  1,916,666    $  3,750,726   $ 15,787,666   $        --
   Net Income                                                                                              1,854,361
    ESOP shares earned                                                                         59,692
    Unearned stock-based
      compensation awarded                                                                  2,203,500                   (2,203,500)
    Stock based compensation earned                                                                                        367,250
    Change in unrealized
     net appreciation
     on investment securities
    Dividends declared
          ($0.17 per share)                                                                                 (485,612)
    Three-for-two stock split and reduction
   in par value of common stock                    958,333                 (1,629,166)      1,629,166
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       2,874,999                    287,500       7,643,084     17,156,415    (1,836,250)
   Net Income                                                                                              1,208,801
    ESOP shares earned                                                                        127,533
    Stock options exercised                          2,471                        247          16,207
    Treasury stock purchased
    Common stock issued under stock
       based compensation plan                                                               (957,988)
    Stock based compensation earned                                                                                       407,504
    Change in unrealized
     net appreciation
     on investment securities
    Dividends declared
          ($0.20 per share)                                                                                 (544,807)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                       2,877,470                    287,747       6,828,836     17,820,409    (1,428,746)
   Net Income                                                                                                930,395
    ESOP shares earned                                                                         36,742
    Stock options exercised                          7,250                        725          47,002
    Treasury stock purchased
   Stock based compensation earned                                                                                         447,621
    Change in unrealized
     net depreciation on
     investment securities
    Dividends declared
          ($0.24 per share)                                                                                 (629,432)
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                       2,884,720               $    288,472    $  6,912,580   $ 18,121,372   $  (981,125)
==================================================================================================================================
                                               Accumulated
                                                  Other        Unearned
                                              Comprehensive       ESOP                    Treasury
                                              Income (loss)      Shares                     Stock           Total
--------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                    $    412,934    $   (477,908)              $       --      $21,390,084
   Net Income                                                                                              1,854,361
    ESOP shares earned                                              66,858                                   126,550
    Unearned stock-based
      compensation awarded                                                                                        --
    Stock based compensation earned                                                                          367,250
    Change in unrealized
     net appreciation
     on investment securities                      330,102                                                   330,102
    Dividends declared
          ($0.17 per share)                                                                                 (485,612)
    Three-for-two stock split and reduction
   in par value of common stock                                                                                   --
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                         743,036        (411,050)                      --        23,582,735
   Net Income                                                                                               1,208,801
    ESOP shares earned                                              64,133                                    191,666
    Stock options exercised                                                                                    16,454
    Treasury stock purchased                                                             (2,845,094)       (2,845,094)
    Common stock issued under stock
       based compensation plan                                                              957,988               --
    Stock based compensation earned                                                                           407,504
    Change in unrealized
     net appreciation                             269,426                                                     269,426
     on investment securities
    Dividends declared
          ($0.20 per share)                                                                                  (544,807)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                       1,012,462        (346,917)             (1,887,106)        22,286,685
   Net Income                                                                                                 930,395
    ESOP shares earned                                              59,308                                     96,050
    Stock options exercised                                                                                    47,727
    Treasury stock purchased                                                            (1,196,078)        (1,196,078)
   Stock based compensation earned                                                                            447,621
    Change in unrealized
     net depreciation on
     investment securities                     (1,908,356)                                                 (1,908,356)
    Dividends declared
          ($0.24 per share)                                                                                  (629,432)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                    $   (895,894)      $(287,609)            $(3,083,184)       $20,074,612
=====================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements

Statements of Cash Flows
                                                                           Years Ended December 31
------------------------------------------------------------------------------------------------------------------------------------

                                                                    1999            1998            1997
------------------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
  Net Income                                                    $    930,395    $  1,208,801    $  1,854,361
  Adjustments to reconcile net income to net cash
    provided by operating activities:
  Provision for loan losses                                          372,910         381,561         261,112
  ESOP and other stock-based compensation earned                     543,671         599,170         493,800
  Deferred income tax benefit                                       (101,638)       (117,667)        (76,942)
  Proceeds from sale of loans                                      5,919,922       7,726,767            ----
  Originations of loans held-for-sale                             (3,848,919)     (8,961,646)           ----
  Realized and unrealized loss/(gain)  on:
   Sale of real estate acquired through foreclosure                   48,332          68,741            ----
   Loans                                                              73,523         (59,410)          6,697
   Available-for-sale investment securities                         (159,653)       (559,038)       (335,262)
  Depreciation                                                       425,135         231,617         235,282
  Amortization of intangibles                                        315,756         315,756         315,756
  Net amortization of premiums and discounts on
   investment securities                                             292,701         (39,951)         65,923
  (Increase) decrease  in interest receivable                       (194,182)        206,106          22,827
  Net change in other assets and liabilities                         542,706        (480,270)        (71,829)
------------------------------------------------------------------------------------------------------------------------------------

     Net cash provided by operating activities                     5,160,659         520,537       2,771,725
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Purchase of investment securities available-for-sale           (27,418,591)    (15,633,561)     (8,482,036)
  Purchase of investment securities held-to-maturity                 (32,724)           ----            ----
  Proceeds from maturities and principal reductions of
    investment securities held-to-maturity                              ----       4,270,000       4,790,000
  Proceeds from maturities and principal reductions of
    investment securities available-for-sale                       9,435,170      14,863,726       6,420,245
  Proceeds from sale of:
   Real estate acquired through foreclosure                          171,188         753,334         586,109
   Available-for-sale investment securities                        1,726,061         926,143         792,352
  Net increase in loans                                           (5,170,784)     (6,276,483)    (13,484,773)
  Purchase of premises and equipment                                (804,760)     (1,001,275)       (571,072)
  Decrease (increase) in surrender value of life insurance            75,315        (474,230)       (188,315)
  Other investing activities                                         (26,149)       (234,573)       (279,179)
------------------------------------------------------------------------------------------------------------------------------------

     Net cash used in investing activities                       (22,045,274)     (2,806,919)    (10,416,669)
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
  Net (decrease) increase in demand deposits,
    NOW accounts, savings accounts,
    money market deposit accounts and escrow deposits             (6,324,318)      5,475,054      (1,191,170)
  Net (decrease) increase  in time deposits                       (1,458,740)      2,344,959      (5,407,527)
  Proceeds from borrowings, net                                   24,188,500         449,000      10,632,000
  Repayments of note payable-ESOP                                       ----        (430,126)        (55,800)
  Proceeds from exercise of stock options                             47,727          16,454            ----
  Cash dividends                                                    (608,459)       (541,699)       (351,446)
  Treasury stock purchased                                        (1,196,078)     (2,845,094)           ----
------------------------------------------------------------------------------------------------------------------------------------

     Net cash provided by financing activities                    14,648,632       4,468,548       3,626,057
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

     (Decrease) increase  in cash and cash equivalent             (2,235,983)      2,182,166      (4,018,887)
  Cash and cash equivalents at beginning of year                   6,516,238       4,334,072       8,352,959
------------------------------------------------------------------------------------------------------------------------------------

     Cash and cash equivalents at end of year                   $  4,280,255    $  6,516,238    $  4,334,072
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

CASH PAID DURING THE PERIOD FOR:
  Interest                                                      $  6,891,736    $  7,014,726    $  6,835,301
  Income taxes paid                                                  605,000         868,950         795,705
NON-CASH INVESTING ACTIVITY:
  Transfer of loans to other real estate                              92,592         563,046         373,628
  Decrease (increase) in unrealized  gains and losses on
    available for sale investment securities                       3,202,584        (449,043)       (550,170)
NON-CASH FINANCING ACTIVITY:
  Dividends declared and unpaid                                      155,438         134,465         134,166


The accompanying notes are an integral part of the consolidated financial statements

Note 1: Summary of Significant Accounting Policies

Nature of operations

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiaries, Pathfinder Bank (the "Bank"), Whispering Oaks Development Inc. and Pathfinder REIT, Inc. All inter-company accounts and activity have been eliminated in consolidation. The Company has five full service offices located in Oswego County. The Company is primarily engaged in the business of attracting deposits from the general public in the Company's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate and investment securities.

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 58.8% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $151,700, $71,000 and $48,000 were allocated from the Company to Pathfinder Bancorp, M.H.C. during 1999, 1998 and 1997, respectively.

On November 29,1999, Oswego City Savings Bank formally changed its name to Pathfinder Bank, in conformity with its parent company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Gains or losses on investment security transactions are based on the amortized cost of the specific securities sold. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Premiums and discounts on securities are amortized and accreted into income using the straight-line method over the period to maturity.

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

When future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

The amount of loans on which the Company has ceased accruing interest aggregated approximately $2,554,000 and $1,832,000 at December 31, 1999 and 1998,
respectively. The amount of interest not accrued related to these loans was approximately $84,000, $24,000 and $13,000 for 1999, 1998 and 1997,
respectively.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging up to 31.5 years for premises and 10 years for equipment. Maintenance and repairs are charged to operating expenses as incurred. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired and any resulting gain or loss is included in the determination of income.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs. Write downs of, and expenses related to other real estate holdings included in noninterest expense were $53,000, $60,000 and $63,000 in 1999, 1998 and 1997.

Intangible Assets

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Company periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization approximated $1,763,000 and $1,447,000 at December 31, 1999 and 1998, respectively.

Mortgage Servicing Rights

Included in other assets is approximately $78,000 and $55,000 of mortgage servicing rights at December 31, 1999 and 1998, respectively. Originated mortgage servicing rights are recorded at their fair value at the time of transfer and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income, which included estimates of the cost of servicing per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment using these same market assumptions.

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

Treasury Stock

Treasury stock purchases are recorded at cost. During 1999, the Company purchased 113,475 shares at an average cost of $10.54 per share. The Company considers the common stock to be an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share, and general market and economic factors. Treasury stock has also been acquired in order to have shares available for issuance under the Management Recognition and Retention Plan.


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

Trust Division

The Company has applied for and received regulatory approval to form a Trust Department as a division of Pathfinder Bank. The Company incurred approximately $17,000 in expense during 1999 associated with trust operations start-up.

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

                                                                      1999           1998
--------------------------------------------------------------------------------------------------
                                      Carrying      Estimated       Carrying      Estimated
                                      Amounts      Fair Values      Amounts      Fair Values
--------------------------------------------------------------------------------------------------

  Cash and cash equivalents         $  4,280,255   $  4,280,000   $  6,516,238   $  6,516,000
  Investment securities               66,397,491     66,397,000     53,443,039     53,443,000
  Mortgage loans held-for-sale           697,405        697,000      2,841,931      2,888,000
  Loans                              130,062,941    131,109,000    125,357,659    127,369,000
  Accrued interest receivable          1,431,251      1,431,000      1,237,069      1,237,000
  Deposits                           152,436,096    138,327,000    160,219,154    157,979,000
  Borrowed funds                      42,879,500     42,016,000     18,691,000     18,693,000


Reclassification
Certain amounts from 1998 and 1997 have been reclassified to conform to the current year presentation. These reclassications had no affect on net income as previously reported.

Note 2: Investment Securities
The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                December 31, 1999
---------------------------------------------------------------------------------------------------------------
                                                                Gross        Gross
                                                Amortized     Unrealized   Unrealized    Estimated
                                                   Cost         Gains        Losses     Fair Value
---------------------------------------------------------------------------------------------------------------
Held to maturity
   Corporate debt                              $   112,942    $       --   $       --   $   112,942
---------------------------------------------------------------------------------------------------------------
Available-for-sale:
Bond investments:
   U.S. Treasury and agencies                   11,167,203         3,395      286,033    10,884,565
   State and political subdivision               6,694,828       156,633      100,309     6,751,152
   Corporate                                    21,189,143        37,279    1,143,994    20,082,428
 Mortgage-backed                                24,055,195        13,184      719,689    23,348,690
---------------------------------------------------------------------------------------------------------------
   Total                                        63,106,369       210,491    2,250,025    61,066,835
Stock investments:
   Federal Home Loan Bank and other              4,671,340       546,374           --     5,217,714
---------------------------------------------------------------------------------------------------------------
Total available-for-sale                       $67,777,709    $  756,865   $2,250,025   $66,284,549
                                                              ==========   ==========   ===========

Net unrealized loss on available-for-sale       (1,493,160)
--------------------------------------------   -----------
Grand total carrying value                     $66,397,491
============================================   ===========

                                                                December 31, 1999
---------------------------------------------------------------------------------------------------------------
                                                                Gross        Gross
                                                Amortized     Unrealized   Unrealized    Estimated
                                                   Cost         Gains        Losses     Fair Value
---------------------------------------------------------------------------------------------------------------
Held to maturity
  Corporate debt                               $    80,218    $       --   $       --   $    80,218
---------------------------------------------------------------------------------------------------------------
Available-for-sale:
Bond investments:
   U.S. Treasury and agencies                    1,470,989        42,470        1,246     1,512,213
   State and political subdivision               5,906,335       420,035           --     6,326,370
   Corporate                                    20,266,946       346,720       16,408    20,597,258
    Mortgage-backed                             20,480,552       338,071       40,332    20,778,291
---------------------------------------------------------------------------------------------------------------
   Total                                        48,124,822     1,147,296       57,986    49,214,132
Stock investments:
   Federal Home Loan Bank and other              3,528,576       620,113           --     4,148,689
---------------------------------------------------------------------------------------------------------------
Total available-for-sale                       $51,653,398    $1,767,409   $   57,986   $53,362,821
                                                              ==========   ==========   ===========

Net unrealized gain on available-for-sale        1,709,423
--------------------------------------------   -----------
Grand total carrying value                     $53,443,039
============================================   ===========


The amortized cost and estimated fair value of debt investments at December 31, 1999 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                                                        Available for Sale        Held-to Maturity
------------------------------------------------------------------------------------------------------------------------------------

                                                                       Amortized     Estimated      Amortized        Estimated
                                                                         Cost        Fair Value        Cost          Fair Value
------------------------------------------------------------------------------------------------------------------------------------

 Due in one year or less                                              $   276,046   $    280,379   $         --         $       --
 Due after one year through five years                                 11,688,319     11,682,707             --                 --
 Due after five years through ten years                                18,900,701     17,970,186             --                 --
                         Due after ten years                            8,186,108      7,784,873        112,942            112,942
                         Mortgage-backed securities                    24,055,195     23,348,690             --                 --
------------------------------------------------------------------------------------------------------------------------------------

    Totals                                                            $63,106,369   $ 61,066,835   $    112,942         $  112,942
====================================================================================================================================


Note 3: Loans

  Major classifications of loans at December 31, are as follows:
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     1999               1998
-------------------------------------------------------------------------------------------------------------------
  Real estate mortgages:
    Conventional                                                                    $ 85,635,997   $ 83,047,925
    Second mortgage loans                                                              9,491,545      9,630,621
    Construction                                                                       1,380,211      1,037,445
    FHA insured                                                                           43,147         66,852
    VA guaranteed                                                                         46,733         75,809
    Commercial                                                                        22,570,075     22,302,793
-------------------------------------------------------------------------------------------------------------------
                                                                                     119,167,708    116,161,445
-------------------------------------------------------------------------------------------------------------------
  Other loans:
    Consumer                                                                           3,378,452      3,902,896
    Lease financing                                                                      278,088        350,088
    Passbook loans                                                                       103,572        170,060
    Student                                                                               12,361         12,630
    Commercial                                                                         8,356,890      5,898,857
-------------------------------------------------------------------------------------------------------------------
                                                                                      12,129,363     10,334,531
-------------------------------------------------------------------------------------------------------------------
    Total loans                                                                      131,297,071    126,495,976
-------------------------------------------------------------------------------------------------------------------
  Less:
    Allowance for loan losses                                                          1,149,677        939,161
       Unearned discount and origination fees                                             84,453        199,156
-------------------------------------------------------------------------------------------------------------------
        Loans receivable, net                                                       $130,062,941   $125,357,659
-------------------------------------------------------------------------------------------------------------------

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

At December 31, 1999 and 1998, loans to officers and directors were not significant.

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principle balances of mortgage loans serviced for others was approximately $16,292,000 and $8,669,000 at December 31, 1999 and 1998, respectively.

Note 4: Allowances for Loan Losses
Changes in the allowance for loan losses for the year ended December 31, are summarized as follows:

                                                                                   1999          1998         1997
-------------------------------------------------------------------------------------------------------------------------

  Balance at beginning of year                                                     $  939,161    $ 827,521    $ 906,567
  Recoveries credited                                                                  27,926       11,014       18,113
  Provision for loan losses                                                           372,910      381,561      261,112
  Loans charged off                                                                  (190,320)    (280,935)    (358,271)
-------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                           $1,149,677    $ 939,161    $ 827,521
-------------------------------------------------------------------------------------------------------------------------

At December 31, 1999 and 1998, the Company had no loans for which specific valuation allowances were recorded.


Note 5: Premises and Equipment
A summary of premises and equipment at December 31, is as follows:

                                           1999         1998
--------------------------------------------------------------------
  Land                                  $  631,773   $  631,773
  Buildings                              3,735,579    3,228,123
  Furniture, fixture and equipment       3,207,417    2,319,478
  Construction in progress                 139,990      730,625
--------------------------------------------------------------------
                                         7,714,759    6,909,999
  Less: Accumulated depreciation         2,845,206    2,420,071
--------------------------------------------------------------------
                                        $4,869,553   $4,489,928
--------------------------------------------------------------------
--------------------------------------------------------------------


Note 6: Deposits
A summary of amounts due to depositors at December 31, is shown as follows:

                                                1999           1998
-----------------------------------------------------------------------------
  Savings accounts                          $ 59,430,007   $ 64,229,261
  Money market accounts                          418,126         75,395
  Time accounts                               67,945,116     69,403,856
  Demand deposits interest bearing            13,996,417     16,326,717
  Demand deposits non-interest bearing         9,745,513      9,473,352
  Mortgage escrow funds                          900,917        710,573
-----------------------------------------------------------------------------
                                            $152,436,096   $160,219,154
-----------------------------------------------------------------------------


Time deposits with balances in excess of $100,000 amounted to approximately $8,729,000 and $8,691,000 at December 31, 1999 and 1998, respectively. The approximate maturity of time deposits at December 31, is as follows:

                                                                    1999                                1998
------------------------------------------------------------------------------------------------------------------------------------

               Year of Maturity                          Amount                Percent         Amount          Percent
------------------------------------------------------------------------------------------------------------------------------------

                     1                              $45,670,000                   67.2%      $51,729,000          74.5%
                     2                                9,123,000                   13.4%        8,314,000          12.0%
                     3                                7,067,000                   10.4%        5,077,000           7.3%
                     4                                1,973,000                    2.9%        1,413,000           2.1%
                     5                                1,655,000                    2.5%        1,190,000           1.7%
                 Thereafter                           2,457,000                    3.6%        1,681,000           2.4%
------------------------------------------------------------------------------------------------------------------------------------
                                                    $67,945,000                 100.0%       $69,404,000         100.0%
------------------------------------------------------------------------------------------------------------------------------------

Note 7: Borrowed Funds

The composition of borrowings at December 31 as as follows:

                                                                                            1999           1998
Short-term:
  Repurchase agreements                                                                 $ 9,242,000     $ 5,411,000
  Advances                                                                               14,065,000       5,580,000
  Overnight line of credit                                                                4,350,000               -
-------------------------------------------------------------------------------------------------------------------
        Total short term                                                                 27,657,000      10,991,000
-------------------------------------------------------------------------------------------------------------------


Long-term:
  Repurchase agreements                                                                     912,500               -
  Advances                                                                               14,310,000       7,700,000
-------------------------------------------------------------------------------------------------------------------
        Total long- term                                                                $15,222,500     $ 7,700,000
-------------------------------------------------------------------------------------------------------------------

The principal balance, interest rate and maturity of the above borrowings at December 31, 1999 is as follows:

            Term                                                                                          Principal           Rates
Short-term:
 Repurchase agreements with Morgan Stanley
     due within 3 months                                                                                $ 4,886,000      5.85%-6.00%
     due within 3-6 months                                                                                  909,000            5.91%
     due within 6 months to 1 year                                                                          910,000            5.91%
 Repurchase agreements with FHLB
     due within 3 months                                                                                  2,537,000      5.68%-6.01%
------------------------------------------------------------------------------------------------------------------------------------
                                                          Total repurchase agreements                     9,242,000

 Advances with FHLB
     due within 3 months                                                                                  4,835,000      5.41%-5.99%
     due within 3-6 months                                                                                6,530,000      5.60%-6.18%
     due within 6 months to 1 year                                                                        2,700,000      4.80%-5.11%
         Total advances                                                                                  14,065,000
 Overnight line of credit with FHLB                                                                       4,350,000      3.60%
------------------------------------------------------------------------------------------------------------------------------------

Total short-term borrowings                                                                             $27,657,000
------------------------------------------------------------------------------------------------------------------------------------
Long-term:
 Repurchase agreement with Morgan Stanley
     due within 3 years                                                                                 $   912,500            5.35%
------------------------------------------------------------------------------------------------------------------------------------

 Advances with FHLB
     due within 2 years                                                                                   4,000,000     5.60%-5.31%
     due within 4 years                                                                                   1,000,000     5.61%
     due within 5 years                                                                                   1,000,000     5.43%
     due after 5 years                                                                                    7,310,000     5.56%-5.98%
 Total advances with FHLB                                                                                14,310,000
------------------------------------------------------------------------------------------------------------------------------------

Total long-term borrowings                                                                              $15,222,500
------------------------------------------------------------------------------------------------------------------------------------

Other information related to borrowed funds is as follows:

                                                                                           1999                    1998
------------------------------------------------------------------------------------------------------------------------------------

Maximum outstanding at any month end                                                    $43,349,000               $20,480,000
Average amount outstanding during the year                                               30,511,000                14,927,000
Average interest rate during the year                                                          5.53%                     5.88%
------------------------------------------------------------------------------------------------------------------------------------


The repurchase agreements are collateralized by mortgage-backed and government agency securities which had a carrying value of $13,242,000 at December 31, 1999. The overnight line of credit agreement with the Federal Home Loan Bank
(FHLB) is used for liquidity purposes.   Interest on this line is determined at
the time of borrowing. The average rate paid on the overnight line during 1999 approximated 5.30%. At December 31, 1999, $10,102,100 was available under the line of credit. In addition to the overnight line of credit program, the Company also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. Residential mortgage loans in the amount of $77.8 million have been pledged by the Company under a blanket collateral agreement to secure the Company's lsine of credit and term borrowings.

Note 8: Employee Benefits

The Company has a noncontributory defined benefit pension plan covering substantially all employees. In addition, the Company provides certain health and life insurance benefits for eligible retired employees.

The following tables set forth the changes in the plan's benefit obligation, fair value of plan assets and prepaid (accrued) benefit cost as of December 31, 1999 and 1998.

                                                                           Pension Benefits             Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                                          1999          1998            1999              1998
------------------------------------------------------------------------------------------------------------------------------------

Change in benefit obligation:
  Benefit obligation at beginning of year                              $2,989,234    $2,477,313         $ 385,747         $ 377,729
   Service cost                                                           115,393        94,188             3,086             2,641
   Interest cost                                                          188,462       183,151            23,975            24,938
   Actuarial (gain) loss                                                 (426,076)      350,752                --            12,786
   Benefits paid                                                         (107,499)     (116,170)          (33,807)          (32,347)

------------------------------------------------------------------------------------------------------------------------------------

 Benefit obligation at end of year                                     $2,759,514    $2,989,234         $ 379,001         $ 385,747
------------------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
   Fair value of plan assets at beginning of year                      $3,129,180    $3,231,536         $       -         $       -
   Actual return on plan assets                                           540,592        (4,338)
   Company contribution                                                        --        18,152
   Benefits paid                                                         (107,499)     (116,170)
------------------------------------------------------------------------------------------------------------------------------------

   Fair value of plan assets at end of year                            $3,562,273    $3,129,180         $       -         $       -
------------------------------------------------------------------------------------------------------------------------------------

Components of prepaid/accrued benefit cost
       Funded (unfunded) status                                        $  802,759    $  139,946         $(379,001)        $(385,747)

       Unrecognized prior service cost                                      3,377         4,457                --                --
       Unrecognized transition obligation                                     ---             -           235,953           254,931
       Unrecognized actuarial net (gain)loss                             (292,476)      435,814            24,999            25,273
------------------------------------------------------------------------------------------------------------------------------------

 Prepaid/(accrued) benefit cost                                        $  513,660    $  580,217         $(118,049)        $(105,543)
------------------------------------------------------------------------------------------------------------------------------------

The significant assumptions used in determining the benefit obligation as of December 31, 1999 and 1998 is as follows:

   Weighted average discount rate                                            7.75%         6.50%             6.50%             6.50%

   Expected long-term rate of return on plan assets                          8.00%         8.00%                -                 -
   Rate of increase in future compensation levels                            5.50%         4.50%                -                 -

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the health care cost trend rates (including those for the dental plan) would have the following effects:

                                                                 1 Percentage      1 Percentage
                                                                    Point              Point
                                                                  Increase           Decrease
--------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components             1,321             (1,241)
Effect on postretirement benefit obligation                        18,885            (17,738)

Plan assets consist primarily of temporary cash investments and listed stocks and bonds.

The composition of the net periodic benefit plan for the years ended December 31, 1999, 1998 and 1997 is as follows:

                                                                  Pension Benefits                    Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------

                                                        1999           1998          1997        1999         1998          1997
------------------------------------------------------------------------------------------------------------------------------------


Service cost                                         $ 115,393      $  94,188     $  76,262     $ 3,086      $ 2,641     $  3,014
Interest cost                                          188,462        183,151       169,405      23,975       24,938       24,898
Amortization of transition obligation                      ---             --       (34,165)     18,978       18,978       18,978
Amortization of unrecognized prior service cost          1,080          1,080         1,080          --           --           --
Amortization of gains and losses                         7,656             --            --         274         (893)        (528)
Expected return on plan assets                        (246,034)      (253,781)     (208,272)         --           --
------------------------------------------------------------------------------------------------------------------------------------

Net periodic benefit plan cost                       $  66,557      $  24,638     $   4,310     $46,313      $45,664      $46,362
=================================================================================================================================

The Company also offers a 401(k) plan to its employees. Contributions to these plans were $48,000, $45,000 and $41,400 for 1999, 1998, and 1997, respectively.

Note 9: Deferred Compensation and Supplemental Retirement Plans

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 1999 and 1998, other liabilities include approximately $1,080,000 and $1,009,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 1999, 1998, and 1997 amounted to approximately $89,000, $136,000 and $150,000, respectively.

The Company has a supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 1999 and 1998, other liabilities include approximately $314,000 and $189,000 accrued under these plans. Compensation expense includes approximately $161,000, $53,000, and $46,000 relating to the supplemental executive retirement plan for 1999, 1998, and 1997, respectively.


Note 10: Stock Based Compensation Plans

During 1997, shareholders approved the 1997 Stock Option Plan and Management Recognition and Retention Plan for directors, officers and key employees. Under the Stock Option Plan, up to 132,249 options have been authorized for grant of incentive stock options and non-qualified stock options. All options have a 10-year term and vest and become exercisable ratably over a 6-year period.
Activity in the Stock Option Plan is as follows:

                                             Options     Option Price      Shares
                                           Outstanding     Per Share    Exercisable
-----------------------------------------------------------------------------------
    Outstanding at December 31, 1996               ---            ---           ---
    Granted                                    132,000         $6.583             0
    Exercised                                      ---            ---           ---
    Forfeited                                      ---            ---           ---
-----------------------------------------------------------------------------------
    Outstanding at December 31, 1997           132,000         $6.583             0
    Granted                                        ---            ---           ---
    Exercised                                   (2,500)           ---        19,500
    Forfeited                                      ---            ---           ---
-----------------------------------------------------------------------------------
    Outstanding at December 31, 1998           129,500         $6.583        19,500
    Granted                                        ---            ---           ---
    Exercised                                   (7,250)           ---        24,750
    Forfeited                                      ---            ---           ---
-----------------------------------------------------------------------------------
    Outstanding at December 31, 1999           122,250         $6.583        44,250
-----------------------------------------------------------------------------------

In February 1997, the Board of Directors approved an option plan with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price for approved options approximated

$1,330,000. This amount has been recorded as unearned stock-based compensation within the stockholders' equity section of the consolidated statement of condition and will be recognized as compensation expense ratably over the 6-year vesting period. Compensation expense for the years ended December 31, 1999, 1998 and 1997 approximated $272,000, $247,000, and $222,000, respectively.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. Compensation expense for the years ended December 31, 1999, 1998, and 1997 was $175,000, $160,000, and $145,000, respectively. The market value of shares awarded will be recognized as compensation expense ratably over the 6-year restriction period.

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:

                                 1999                 1998                  1997
-----------------------------------------------------------------------------------------------
Net Income:
------------------------------------------------------------------------------------------------------------
   As reported                 930,395             $1,208,801            $1,854,361
   Pro forma                   864,312              1,117,602             1,738,214


Earnings per share:           Basic      Diluted     Basic      Diluted      Basic      Diluted
------------------------------------------------------------------------------------------------------------
             As reported      $ .35       $ .35      $ .44       $ .42       $ .66       $ .66
             Pro forma        $ .33       $ .32      $ .41       $ .40       $ .62       $ .62

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 1999, 1998 and 1997, respectively: risk free interest rate - 4.63%; dividend yield - 2.19%; market price volatility - 93.6%. An assumed weighted average option life of 6 years has been utilized for each year. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted-average fair value per share of discounted options during 1999 is $46.07.

The Bank sponsors an Employee Stock Ownership Plan (ESOP) for employees who have attained the age of 21 and who have completed a 12 month period of employment with the Bank during which they worked at least 1,000 hours. The Bank purchased 92,574 shares of common stock on behalf of the ESOP. The purchase of the shares was funded by a loan from the Company and the unearned shares are pledged as collateral for the borrowing. As the loan is repaid, earned shares are released from collateral and are allocated to the particpants. As shares are earned, the Bank records compensation expense at the average market price of the shares during the period. Cash dividends received on unearned shares are allocated among the participants and are reported as compensation expense. ESOP compensation expense approximated $96,000, $192,000 and $127,000 for the years
ended December 31, 1999, 1998 and 1997, respectively.   Total earned shares at
December 31, 1999, 1998 and 1997 were 43,970, 33,920 and 23,052, respectively.
The estimated fair value of the remaining 48,604 unearned shares at December 31, 1999 is $431,000. Unearned ESOP shares are not considered outstanding for purposes of computing earnings per share.

Note 11: Income Taxes

The provision (benefit) for income taxes for the years ended December 31, is as follows:

                 1999         1998        1997
----------------------------------------------------
Current       $ 522,112    $ 612,700    $839,029
Deferred       (101,638)    (117,667)    (76,942)
----------------------------------------------------
              $ 420,474    $ 495,033    $762,087
----------------------------------------------------

The provision for income taxes includes the following:

                                    1999       1998       1997
----------------------------------------------------------------
Federal Income Tax                $384,853   $410,013   $642,237
New York State Franchise Tax        35,621     85,020    119,850
-----------------------------------------------------------------
                                  $420,474   $495,033   $762,087
-----------------------------------------------------------------

The components of net deferred tax asset (liability), included in other liabilities for the years ended December 31, are as follows:

                                              1999           1998
---------------------------------------------------------------------
  Assets:
   Deferred and other compensation         $  777,581    $   724,063
   Allowance for loan losses                  288,047        182,191
   Investment securities                      597,263             --
   Loan origination fees                       33,731         79,543
   ESOP                                        12,500         10,977
   Postretirement benefits                     57,131         51,366
   Other                                        6,092          6,092
---------------------------------------------------------------------
                                            1,772,345      1,054,232
  Liabilities
   Prepaid pension                           (205,156)      (232,180)
   IIMF reserve                              (195,071)      (241,745)
   Depreciation                              (103,449)       (25,593)
   Accretion                                  (48,603)       (35,845)
   Other                                       (2,294)           ---
   Investments                                    ---       (686,820)
---------------------------------------------------------------------
                                             (554,573)    (1,222,183)
---------------------------------------------------------------------
   Net deferred tax asset (liability)      $1,217,772    $  (167,951)
---------------------------------------------------------------------

The Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

                                                1999    1998    1997
----------------------------------------------------------------------
 Federal statutory income tax rate              34.0%   34.0%   34.0%
 State tax, net of federal benefit               1.0     3.2     4.3
 Tax-exempt interest income and other, net      (3.9)   (8.1)   (9.2)
----------------------------------------------------------------------
 Effective income tax rate                      31.1%   29.1%   29.1%
----------------------------------------------------------------------
----------------------------------------------------------------------

Note 12: Earnings per Share

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

                                           Earnings       Shares         EPS
1999 Net Income                           $  930,395
     Basic EPS                               930,395   2,631,812       $.35
----------------------------------------------------------------------------
     Effect of dilutive securities:
             Stock options                         0      62,961
     Diluted EPS                             930,395   2,694,773       $.35
============================================================================

1998  Net Income                          $1,208,801
      Basic EPS                            1,208,801    2,773,673      $.44
----------------------------------------------------------------------------
      Effect of dilutive securities:
              Stock options                        0       81,206
      Diluted EPS                         $1,208,801    2,854,879      $.42
============================================================================

1997  Net Income                          $1,854,361
      Basic EPS                            1,854,361    2,798,610      $.66
----------------------------------------------------------------------------
      Effect of dilutive securities:
              Stock options                        0        3,603


   Diluted EPS                          1,854,361    2,802,213   $.66
====================================   ==========   ==========   ====

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

Financial instruments whose contract amounts
represent credit risk at December 31:
                                                            Contract Amount
                                                            1999       1998
--------------------------------------------------------------------------------
                 Commitment to extend credit             $8,973,000  $7,897,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties. The fair value of these commitments as of December 31, 1999 and 1998, is not readily determinable.

The Company leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $16,000 in 1999, $16,200 in 1998, and $15,000 in 1997. The lease provides for renewal options for two 10 year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price Index, but limited to 5% in any one year. Approximate minimum rental commitments for the non-cancelable operating lease is as follows:

Years ending December 31:
------------------------------------------------------------------------
  2000                                                $ 16,000
  2001                                                  17,000
  2002                                                  17,000
  2003                                                  17,000
  2004                                                  18,000
  Thereafter                                           170,000
------------------------------------------------------------------------

   Total minimum lease payments                       $255,000
------------------------------------------------------------------------

The Company is required to maintain a reserve balance as established by the Federal Reserve Bank of New York. The required average total reserve for the 14 day maintenance period ended December 29, 1999 was $574,000.

Note 14: Dividends and Restrictions

The board of trustees of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Federal Reserve Bank (the "FRB") has indicated that (i) the Holding Company shall provide the FRB annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the FRB shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will not be available for payment to the minority shareholders and such amounts will be excluded from the Company's capital accounts for purposes of calculating dividend payments to minority shareholders;
(iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and such restricted capital account would be added to any liquidation account in the Company established in connection with a conversion of the Holding Company to stock form and would be maintained in accordance with OTS requirements. During 1999, the Company paid cash dividends totaling $357,075 to the Holding Company. The restricted capital account has a $0 balance as of December 31, 1999.

Retained earnings of the Bank are subject to certain restrictions under New York State Banking regulations. The amount of retained earnings restricted under these regulations approximated $2,333,706 as of December 31, 1999.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1999, the Bank's most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized", under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain total risk based, Tier 1 risk-based and Tier 1 leverage ratios as set for in the tables below. There are no conditions or events since that notification that management believes have changed the institution's category.




                                                                                                  To be "Well
                                                                                                  Capitalized"
                                                                      For Capital                 Under Prompt
                                                                       Adequacy                    Corrective
                                        Actual                         Purposes                    Provisions
---------------------------------------------------------------------------------------------------------------------
                                   Amount        Ratio       Amount         Ratio       Amount       Ratio
---------------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
  Total Core Capital
   (to Risk Weighted Assets)      $19,146,818    14.0%    $10,900,160        8.0%     $13,625,200      10.0%
   Tier 1 Capital
   (to Risk Weighted assets)      $17,997,141    13.1%    $ 5,450,080        4.0%     $ 8,175,120       6.0%
   Tier 1 Capital
   (to Average Assets)            $17,997,141     8.5%    $ 8,255,800        4.0%     $10,490,500       5.0%
---------------------------------------------------------------------------------------------------------------------
As of December 31, 1998:
  Total Core Capital
   (to Risk Weighted Assets)      $18,924,263    15.1%    $10,122,080        8.0%     $12,652,600      10.0%
   Tier 1 Capital
   (to Risk Weighted assets)      $17,985,102    14.3%    $ 5,061,040        4.0%     $ 7,591,560       6.0%
   Tier 1 Capital
   (to Average Assets)            $17,985,102     9.2%    $ 7,840,000        4.0%     $ 9,800,000       5.0%

Note 16: Parent Company - Financial Information
--------------------------------------------------------------------------------
The following represents the condensed financial information of Pathfinder Bancorp, Inc. for years ended December 31:

                                               1999           1998
                                           ------------   ------------
Statement of Condition
----------------------

 Assets
 Cash                                                     $   121,239



Investments                                    150,000             --
Receivable from subsidiary                     318,905        390,435
  Investment in bank subsidiary                            21,906,029
 Other Assets                                   44,110          6,256
---------------------------------------------------------------------

 Total Assets                                             $22,423,959
=====================================================================

Liabilities
Accrued Liabilities                             24,469    $   137,274
---------------------------------------------------------------------
Total Liabilities                               24,469        137,274

 Shareholders' equity
   Common stock, par value $.10 per
    share; authorized 9,000,000 shares;
    2,884,720 and 2,877,470 shares
    issued and 2,639,245 and 2,745,470
    outstanding for 1999 and 1998,
    respectively.                              288,472        287,747
 Additional paid in capital                  6,912,580      6,828,836
 Retained earnings                          18,121,372     17,820,409
 Unearned stock based compensation            (981,125)    (1,428,746)
 Accumulated other comprehensive income       (895,894)     1,012,462
 Unearned ESOP shares                         (287,609)      (346,917)
 Treasury stock, at cost; 245,475 and       (3,083,184)    (1,887,106)
  132,000 shares, respectively
---------------------------------------------------------------------
   Total liaibilities and shareholders'
    equity                                 $20,099,081    $22,423,959
=====================================================================

Statement of Income
-------------------
                                                  Year Ended
                                              December 31, 1999
                                              -----------------
Equity in undistributed income of
  Subsidiary
Interest Income
Income from operations
Operating Expenses
Net Income

Statement of Cash Flow
----------------------
                                                  Year Ended
                                              December 31, 1999
                                              -----------------
Operating Activities
   Net Income
   Equity in undistributed earnings
    Of subsidiary
   ESOP and other stock based compensation earned
   Other operating activities
    Net cash provided by operating activities
--------------------------------------------------------------------
Investing Activities
   Loan distributed to subsidiary
   Net cash used in investing activities

--------------------------------------------------------------------
Financing Activities
   Capital contribution from Oswego City Savings Bank
   Proceeds from exercise of stock option plan
   Cash dividends
   Treasury stock purchased
    Net cash used in financing activities
--------------------------------------------------------------------

   Increase in cash and cash equivalents
  Cash and cash equivalents beginning of year
   -------------------------------------------
   Cash and cash equivalents at end of year
   ===========================================

                                       38