Form 10-K, Exhibit 13
period 2000-12-31
PATHFINDER BANCORP INC
filed 2001-03-30
CIK 1046188

                                   EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

PRESIDENTS LETTER

To follow

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

                                                    2000            1999            1998            1997           1996
-----------------------------------------------------------------------------------------------------------------------
FOR THE YEAR (In Thousands)
      Interest Income                       $     15,925    $     14,664    $     14,027    $     14,130   $     13,184
      Interest Expense                             8,532           7,035           6,969           6,892          6,414
      Net Interest Income                          7,393           7,629           7,057           7,238          6,770
      Net Income                                     356             930           1,209           1,854          1,272

PER COMMON SHARE
    (a) Net Income:
        Basic                                       0.14            0.35            0.44            0.66           0.45
        Diluted                                     0.14            0.35            0.42            0.66           0.45
        Book Value                                  8.06            7.61            8.12            8.20           7.44
        Cash dividends declared                     0.24            0.24            0.20            0.17           0.13
      Stock Price:
        IOP                                         5.00            5.00            5.00            5.00           5.00
        High                                       9.625           12.00          26.125           20.00          7.083
        Low                                        5.375            7.50           9.125            6.25          5.333
        Close                                      6.188           8.875           9.125            20.0           6.25

YEAR END (In Thousands)
      Total assets                          $    231,847    $    216,324    $    203,252    $    196,770   $    189,937
      Interest-earning deposits at
        other financial institutions                 186              44           1,800              --          1,550
      Investment securities                       44,274          43,049          32,665          33,663         36,673
      Mortgage-backed securities                  19,484          23,348          20,778          23,158         22,829
      Loans Receivable, net:
        Real estate                              133,288         118,643         115,380         109,543         99,047
        Commercial and consumer                   15,074          11,420           9,978          10,495          9,695
           Total loans receivable, net           148,362         130,063         125,358         120,038        108,742
      Intangible assets                            2,658           2,973           3,289           3,605          3,921
      Deposits                                   161,459         152,436         160,219         152,399        158,998
      Borrowed funds                              47,230          42,880          18,691          18,242          7,610
      Notes Payable ESOP                              --              --              --             430            486
      Equity                                      20,962          20,075          22,287          23,583         21,390

SELECTED PERFORMANCE RATIOS
      Return on average assets                      0.16%           0.44%           0.62%           0.97%          0.69%
      Return on average equity                      1.79            4.33            5.12            8.35           6.09
      Return on tangible equity                     2.08            5.44            6.36            9.28           7.28
      Average equity to average assets              8.91           10.24           12.05           11.59          11.32
      Equity to total assets                        9.04            9.28           10.97           11.98          11.26
      Dividend payout ratio                       173.62           67.65           45.07           26.19          29.37
      Net interest rate spread                      3.34            3.73            3.73            3.85           3.88
      Noninterest expense to total assets           3.33            3.30            3.24            2.93           2.82
      Nonperforming loans to
        net loans receivable                        1.23            1.96            1.46            1.24           2.05
      Nonperforming assets to
        total assets                                1.17            1.48            1.27            1.15           1.54
      Allowance for loan losses
        to net loans receivable                     0.86            0.88            0.75            0.69           0.83
      Number of full service offices                   5               5               5               5              5

(a) Per common share data has been retroactively restated to reflect the three-for-two stock split paid on February 5, 1998 to shareholders of record January 26, 1998.

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

Cash earnings, which represent the amount by which tangible equity changes each period due to operating results, includes reported earnings and excludes non-cash charges for amortization relating to the allocation of ESOP stock, the earned portion of Option plan and MRP stock, and the amortization of the premium for deposits acquired ("goodwill"). Cash earnings increased tangible shareholders' equity in 2000 by $503,000, or 141.3% more than reported earnings would indicate.

Cash Earnings Analysis

    For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
    (in thousands, except per share data)                     2000           1999             1998
--------------------------------------------------------------------------------------------------
Net Income                                               $     356      $     930        $   1,209
Add back non-cash expenses related to:
    Stock-related benefit plans                                402            544              599
    Amortization of intangible asset                           316            316              316
    Associated tax benefits                                   (215)          (258)            (274)
--------------------------------------------------------------------------------------------------
Cash earnings                                            $     859      $   1,532        $   1,850
==================================================================================================

Cash earnings per share-basic                            $     .34      $     .58        $     .67
Cash earnings per share-diluted                          $     .34      $     .57        $     .65
==================================================================================================

Cash Earnings Performance Ratios

    For the Years Ended December 31,
--------------------------------------------------------------------------------------------------
                                                              2000           1999             1998
--------------------------------------------------------------------------------------------------
    Return on average assets                                   .38%           .73%             .94%
    Return on average tangible shareholders' equity           5.03%          8.36%            9.44%
    Non interest expense to average assets                    3.13%          2.99%            2.89%
    Efficiency ratio                                         82.21%         70.84%           65.42%
--------------------------------------------------------------------------------------------------

Cash Earnings Performance Ratios - Exclusive of Unusual Items and Non-Recurring Charges

The Company's first quarter earnings were adversely impacted by certain unusual items, totaling approximately $578,000, and other non-recurring charges totaling approximately $270,000. Additionally the Company incurred losses of approximately $195,000 on the sale of investment securities. The unusual items charge consists primarily of amounts relating to the early retirement of certain employees and officers of $239,000, the acceleration of stock based benefits to retired officers of $315,000, and employee relocation charges of $25,000. The non-recurring charges consist of one time expenses associated with the change in name of the Company's banking subsidiary of approximately $115,000, and loan and ORE write-downs of approximately $156,000. The tax benefit of the unusual items charges, non-recurring charges, and securities losses totals approximately $241,000 for the first quarter ended March 31, 2000.

      For the Year Ended December 31,
--------------------------------------------------------------------------------------------------
                                                                     2000
--------------------------------------------------------------------------------------------------
      Return on average assets                                        .66%
      Return on average tangible shareholders' equity                8.29%
      Non interest expense to average assets                         2.75%
      Efficiency ratio                                              76.65%
--------------------------------------------------------------------------------------------------

General

Throughout the Management's Discussion and Analysis the term, "the Company", refers to the consolidated entity of Pathfinder Bancorp, Inc. Pathfinder Bank is a wholly owned subsidiary of Pathfinder Bancorp, Inc. Pathfinder REIT, Inc. and Whispering Oaks Development Corp. represent wholly owned subsidiaries of Pathfinder Bank. At December 31, 2000, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Pathfinder Bank. At December 31, 2000, 1,578,239 shares, or 60.7%, of the Company's common stock was held by Pathfinder Bancorp, MHC, the Company's mutual holding company parent and 1,023,256 shares, or 39.3%, was held by the public.

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

Plan of Charter Conversion

On November 14, 2000, Pathfinder Bancorp, Inc., the mid-tier holding company, filed application with the Office of Thrift Supervision ("OTS") to convert to a Federal charter from a Delaware charter. The mutual holding company parent of the Company, Pathfinder Bancorp, MHC, concurrently filed application to convert to a Federal charter from a New York State charter. Pathfinder Bank remains as a New York State chartered stock bank. The Board of Directors and management of the Delaware mid-tier holding company believe that the charter conversion is advisable and in the best interests of the Company and its stockholders. Among the factors considered by the Board of Directors in approving the Plan of Charter Conversion were the following:

o The OTS has recently adopted final rules that the Board of Directors believes enhance the attractiveness of the federal mutual holding company charter and will benefit the Company and its stockholders. The new OTS rules will permit the Mutual Holding Company to waive the receipt of dividends paid by the Company without causing dilution to the ownership interests of minority stockholders in the event of a conversion of the mutual holding company to stock form. A waiver of dividends by the Federal Mutual holding Company will enable the Company to retain capital that can be more beneficially invested by the Company for the benefit of all stockholders.

o The OTS has proposed new rules regarding the regulation and operation of mutual holding companies that, if adopted, would significantly enhance the mutual holding company structure. In particular, the OTS has proposed rules that would facilitate ongoing operations, capital raising, acquisition flexibility and stock benefits in order to make mutual holding companies more competitive with stock holding companies.

o The Board of Directors of the Company also believes that the OTS, among regulators, has the greatest expertise in regulating mutual holding companies and in processing mutual holding company transactions, which typically raise more complex issues than transactions by stock holding companies.

o The federal mutual holding company charter has been modernized and improved under recently enacted financial modernization legislation. Specifically, federal mutual holding companies now have all the powers of financial holding companies, plus certain additional enumerated powers.

o Under current OTS regulation, a federally chartered holding company has no consolidated capital requirements, which enhances the flexibility to leverage its balance sheet and finance acquisitions. By contrast, the Delaware holding company is subject to capital adequacy guidelines for bank holding companies.

o As a Delaware corporation, the Company is currently subject to annual Delaware franchise taxes. Following its conversion to a Federal charter, the Federal Corporation would no longer be subject to such annual taxes, thereby reducing annual non-interest expense.

Business Strategy

The Company's business strategy is to operate as a well-capitalized, profitable and independent community bank dedicated to providing value-added products and services to our customers. Generally, the Company has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans, loans to business enterprises operating in its markets, and in investment securities. Specifically, the Company's business strategy incorporates the following elements: (i) operating as a community-oriented financial institution, maintaining a strong customer base; (ii) maintaining capital in excess of regulatory requirements; (iii) emphasizing investment in one-to-four family residential mortgage loans, loans to small businesses and investment securities; and (iv) maintaining a strong retail deposit base.

Highlights of the Company's business strategy are as follows:

Community-Oriented Institution

The Company is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Company believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized and efficient basis. Management believes that the Company can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Company's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Company's ability to provide these services is enhanced by the stability of the Company's senior management, which has an average tenure with the Company of over 12 years.

Management believes that the following actions over the past six years have helped to enhance and preserve its presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton; the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence, the expansion of the Company's small business lending services, and the creation of a Trust and Investment Services division to further serve the community needs and provide additional revenue sources. The Company is committed to exploring additional lines of business and the formation of strategic alliances to maintain its independence and enhance its profitability in a competitive, consolidating industry.

Capital and Asset Levels

The Company's shareholders' equity has decreased from $23.6 million at December 31, 1997 to $21.0 million at December 31, 2000. Exclusive of treasury share transactions, the Company's equity has increased $931,000 or 4.0% during the same time period. The Company's ratio of shareholders' equity to total assets was 9.04% at December 31, 2000. Total assets have increased by $35.1 million, or 17.8%, since December 31, 1997. The Company's capital exceeds all regulatory capital requirements (see footnote # 15 of the consolidated financial statements for Pathfinder Bancorp, Inc.).

Emphasis on Residential Mortgage Lending, Small Business Lending and Investment Securities

The Company emphasizes residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Company has not been an active purchaser of loans or loan participations. Over the past three years, the Company has expanded its service to the small business community in its marketplace through deposit and lending services. The Company has proceeded cautiously in this business line expansion cognizant of the need for the proper management and infrastructure to analyze associated credit risk at origination and throughout the life of the lending relationship. To supplement local mortgage and commercial loan originations, the Company invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the Company reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans. At December 31, 2000, 89.4% of the Company's total loan portfolio consisted of loans secured by real estate, and 18.3% consisted of commercial real estate or business loans. In addition, at December 31, 2000, 27.5% of the Company's total assets consisted of investment securities.

Strong Retail Deposit Base

The Company has a relatively strong retail base drawn from the five full-service offices in its market area. At December 31, 2000, 52.3% of the Company's deposit base of $161.5 million consisted of core deposits, which included non-interest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money market deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.

Changes in Financial Condition

Comparison at December 31, 2000 and December 31, 1999.

Total assets increased $15.5 million, or 7.2%, to $231.8 million at December 31, 2000 from $216.3 million at December 31, 1999. The increase in assets is primarily the result of an increase of $18.3 million, or 14.1%, in net loans receivable to $148.4 million from $130.0 million. This increase was partially offset by a decrease in investment securities of $2.6 million or 4.0%, to $63.8 million at December 31, 2000 from $66.4 million at December 31, 1999. The increase in total assets was primarily the result of the company's continued emphasis on residential real estate financing as well as significant growth in the company's commercial loan portfolio.

Non-performing loans (past due 90 days or more) decreased $726,000, or 28.4%, to $1.8 million at December 31, 2000, from $2.6 million at the end of the prior year. The non-performing loans to total loans ratio at December 31, 2000 was 1.2% compared to 2.0% at December 31, 1999. The Company's allowance for loan losses to total loans and non-performing loans was .85% and 69.7%, respectively, at December 31, 2000. The improvement in the non-performing loan category can be attributed to more aggressive collection efforts by the company and a strengthening of the local economy.

Total liabilities increased $14.6 million, or 7.5%, to $210.9 million at December 31, 2000 from $196.2 million at the end of the prior fiscal year. The increase was primarily attributable to a $9.0 million increase in deposits to $161.5 million at December 31, 2000 from $152.4 million at December 31, 1999, an increase in borrowed funds of $4.4 million to $47.2 million at December 31, 2000 from $42.9 million at December 31, 1999 and a $1.3 million increase in other liabilities to $2.2 million at December 31, 2000 from $933,000 at December 31, 1999. The increase in deposits was comprised of a $9.1 million, or 13.3%, increase in time deposits, a $1.5 million, or 1.1%, increase in interest bearing demand accounts, offset by a decrease in savings accounts of $1.6 million, or 2.7%. The increase in borrowed funds represent term advances and overnight borrowings utilized to fund the Company's growth in its loan portfolio. The increase in other liabilities was the result of a $557,000 decrease in deferred taxes, an increase in taxes payable of $119,000, an increase of $177,000 in deferred compensation and a $133,000 increase in other expenses payable.

Shareholders' equity increased $888,000, or 4.4%, to $21.0 million at December 31, 2000 from $20.1 million at December 31, 1999. The increase is attributable to an increase in accumulated other comprehensive income of $927,000, combined with a $981,000 decrease in unearned stock based compensation and net income of $356,000. These increases were partially offset by dividends declared of $618,000 and the repurchase of 22,000 shares of the Company's common stock totaling $180,000.

Comparison at December 31, 1999 and December 31, 1998.

Total assets increased $13.0 million, or 6.4%, to $216.3 million at December 31, 1999 from $203.3 million at December 31, 1998. The increase in assets is primarily the result of increases of $13.0 million, or 24.3%, in investment securities to $66.4 million from $53.4 million, and an increase in net loans receivable of $4.7 million. These increases were offset by a reduction in the mortgage loans held-for-sale portfolio of $2.1 million to $697,000 at December 31, 1999, compared to $2.8 million at December 31, 1998. These asset increases were also offset by a $2.2 million decrease in cash and cash equivalents.

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

Results of Operations

General

The Company had net income of $356,000, $930,000 and $1.2 million, for the fiscal years ended December 31, 2000, 1999 and 1998, respectively. The decrease in net income for the year ended December 31, 2000, compared to 1999 resulted primarily from an increase in other expenses of $588,000, or 8.2%, to $7.7 million, a decrease in net interest income of $108,000, or 1.5%, and a decease in other income of $103,000, or 8.4%. The Company's current year earnings were adversely impacted by certain unusual items, totaling approximately $578,000, and other non-recurring charges totaling approximately $270,000. Additionally the Company incurred losses of approximately $195,000 on the sale of investment securities during the first quarter. The Company's return on average assets and return on shareholders' equity for the years ended December 31, 2000, 1999 and 1998 were .16%, .44%, and .62%, and 1.70%, 4.33% and 5.12%, respectively. These performance ratios are below the Company's peer group. The peer group is derived from the FDIC Uniform Bank Performance Report and comprises all FDIC insured savings banks having assets between $100 million and $300 million. The peer groups annualized return on average assets for the periods ended September 30, 2000 and December 31, 1999 and 1998 were .77%, .89%, and .80%, respectively. The peer groups annualized return on average equity for the periods ended September 30, 2000 and December 31, 1999 and 1998 were 7.43%, 7.24%, and 8.03%, respectively. The primary reason for our declining earnings trends and lower than peer returns is the growth in operating expenses exceeded the growth of revenue. During the three year period ended December 31, 2000, operating expenses increased at an average annualized rate of 8.6%, while revenue, exclusive of securities gains/losses, increased at an average annualized rate of 6.8%. Management and the Board are committed to harnessing the Company's enhanced capacity and capabilities to consistently grow revenue at a rate in excess of the growth of expenses.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Interest Income

Interest income totaled $15.9 million for the year ended December 31, 2000, as compared to $14.7 million for the year ended December 31, 1999, an increase of $1.3 million, or 8.6%. The increase in interest income was principally attributable to an increase of $14.2 million in the average balance of interest-earning assets to $206.1 million from $191.9 million, combined with a increase in the average yield on interest earning-assets to 7.82% from 7.72%. The increase in average interest-earning assets occurred as a result of growth in both the securities and loan portfolio. Average investment securities increased $6.5 million, or 10.8%, and average loans increased $8.5 million, or 6.5%. The increase in the average yield on interest earning assets is principally the result of increases in the overall interest rate environment throughout the year. The rising interest rate environment resulted in repricing of the existing real estate loan portfolio as well as new originations occurring at higher rates than in the prior year.

Interest income on real estate loans totaled $10.1 million and $9.6 million for the years ended December 31, 2000 and 1999, respectively. The $521,000, or 5.5%, increase resulted from an increase in the average yield on real estate loans of
 .09%, to 8.06% for 2000 from 7.97% for 1999, combined with a $5.1 million increase in the average balance of real estate loans to $125 million from $119.9 at December 31, 2000 and 1999 respectively. The increase in the average balance on real estate loans was principally due to the origination of one-to-four family adjustable rate mortgage loans retained in the Company's portfolio. The origination of adjustable rate mortgage loans is primarily comprised of "5/1 ARMS" which have interest rates that are fixed for the first five years and are adjustable annually thereafter, and amortize over 30 years. To a lesser degree, the Company also increased its origination of commercial real estate loans.

Interest income on consumer and other loans increased $265,000, or 21.2%, to $1.5 million for the year ended December 31, 2000 from $1.3 million for the year ended December 31, 1999. The increase was due to an increase in the average balance of consumer and other loans of $3.4 million, or 31.6%, to $14.3 million from $10.8 million, offset by a decrease in the average yield on consumer and other loans to 10.64% from 11.56% when compared to the prior year. The increase in the average balance of consumer and other loans reflects the Company's continuing efforts to provide lending to qualified local businesses. The decrease in the average yield on consumer and other loans is a result of commercial originations occurring at rates below the weighted average rate of the existing consumer loan portfolio.

Interest income on mortgage-backed securities increased by $25,000, or 1.7%, to $1.5 million from $1.5 million for the years ended December 31, 2000 and 1999, respectively. The increase in interest income on mortgage-backed securities resulted from an increase in the average balance of mortgage-backed securities of $349,000, or 1.6%.

Interest income on investment securities, on a tax equivalent basis, increased $528,000, or 21.1%, for the year ended December 31, 2000 to $3.0 million from $2.5 million for the same period in 1999. The increase resulted primarily from an increase in the average balance of investment securities of $6.2 million, or 15.9%, to $44.8 million at the end of the 2000 fiscal year from $38.6 million at December 31, 1999, combined with an increase in the average yield on investment securities, on a tax equivalent basis, to 6.77% from 6.48% for the years ended December 31, 2000 and 1999, respectively. The increase in the average balance of investment securities resulted primarily from the continuation of the Company's wholesale strategy whereby borrowings are utilized to fund investment portfolio growth.

Interest income on interest-earning deposits decreased $50,000, or 83.3%, to $10,000 for the year ended December 31, 2000 from $60,000 for the prior year. The decrease was due to a $855,000, or 85.3%, decrease in the average balance on interest-earning deposits, partially offset by an increase in the average yield on such deposits to 6.80% from 5.99%.

Interest Expense

Interest expense increased $1.5 million, or 21.3%, to $8.5 million for the year ended December 31 2000. The increase was primarily attributable to an increased utilization of borrowed funds in connection with the Company's continued wholesale growth strategy and the use of borrowed funds to supplement limited deposit growth. The average balance of interest-bearing liabilities increased $14.0 million, or 7.9%, to $190.5 million at December 31, 2000 as compared to $176.5 million at the end of the prior year. The average cost of interest-bearing liabilities increased to 4.48% during the year ended December 31, 2000 from 3.99% for the year ended December 31, 1999. The increase in the average cost is primarily attributable to an increase in the overall interest rate environment during the twelve months ended December 31, 2000. Interest expense on time deposits increased $538,000, or 14.9% to $4.2 million from $3.6 million when comparing the twelve months ended December 31, 2000 with the same period in the prior year. Interest expense on NOW and savings accounts decreased $34,000, or 2.0%. The average balance on savings and club accounts decreased $2.6 million, or 4.1%, to $59.8 million for the year ended December 31, 2000 from $62.4 for the prior year, while the average cost of such deposits increased to 2.42% from 2.34%. The average balance on time deposits increased $3.4 million, or 4.9%, to $71.8 million for the year ended December 31, 2000, from $68.5 million for the prior year. The average cost of time deposits increased to 5.78% from 5.28%. The decrease in the average balance on the Company's core deposits is reflective of increased competition form non-bank investment products and a lack of growth in the Company's market area. These conditions are anticipated to continue in the near future. The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York and funds obtained through repurchase agreements ("repos"). Interest expense on borrowed funds increased $993,000, or 58.9%, to $2.7 million for the year ended December 31, 2000 from $1.7 million at the prior year end. This increase was primarily the result of an increase in the average balance of the borrowings of $13.2 million, to $43.7 million, from $30.5 million for 2000 and 1999 respectively, combined with an increase in the average cost of borrowed funds to 6.13% from 5.53%.

Average Balance Sheet

The following table sets forth certain information concerning average interest earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 2000, 1999 and 1998, using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.

                                                                         Years Ended December 31,
                                                      2000                         1999                           1998
------------------------------------------------------------------------------------------------------------------------------------
                                          Average              Average   Average              Average   Average            Average
                                          Balance  Interest Yield/Cost   Balance  Interest  Yield/Cost  Balance  Interest Yield/Cost
------------------------------------------------------------------------------------------------------------------------------------
                                                                           (Dollars in thousands)
Interest Earning Assets:
   Real estate loans                      $125,000   $10,077      8.06%  $119,893     $9,556      7.97%  $116,447    $9,698    8.33%
   Commercial and consumer loans            14,256     1,517     10.64%    10,835      1,252     11.56%    10,484     1,173   11.19%
   Mortgage-backed securities               21,868     1,477      6.75%    21,519      1,452      6.75%    20,385     1,364    6.69%
   Taxable investment securities            38,177     2,482      6.50%    32,935      2,014      6.12%    20,877     1,330    6.37%
   Non-taxable investment securities         6,604       548      8.30%     5,695        488      8.57%     6,034       500    8.29%
   Interest-earning deposits                   147         9      6.12%     1,002         60      5.99%     2,829       145    5.13%
------------------------------------------------------------------------------------------------------------------------------------

      Total interest-earning assets       $206,052   $16,110      7.82%  $191,879    $14,822      7.72%   $177,056  $14,210    8.03%

Non Interest Earning Assets:
   Other assets                             20,010                         18,525                          18,352
   Allowance for loan losses               (1,143)                        (1,000)                           (851)
   Net unrealized gains
   on available for sale portfolio         (1,726)                            406                           1,443
------------------------------------------------------------------------------------------------------------------------------------

        Total Assets                      $223,193                       $209,810                         $196,000
------------------------------------------------------------------------------------------------------------------------------------

Interest-Bearing Liabilities:
   Now accounts                            $15,144   $   249      1.64%  $ 15,119    $   273      1.81%   $ 14,281  $   331    2.32%

   Savings and club accounts                59,833     1,450      2.42%    62,403      1,460      2.34%    64,417     1,865    2.90%
   Time deposits                            71,837     4,154      5.78%    68,482      3,616      5.28%    68,417     3,895    5.69%
   Borrowings                               43,718     2,679      6.13%    30,511      1,686      5.53%    14,927       878    5.88%
   ---------------------------------------------------------------------------------------------------------------------------------

   Total interest bearing liabilities     $190,532    $8,532      4.48%  $176,515     $7,035      3.99%   $162,042   $6,969    4.30%
------------------------------------------------------------------------------------------------------------------------------------

Non-Interest-Bearing Liabilities:
   Demand deposits                          10,497                          9,736                           8,436
   Other liabilities                         2,268                          2,083                           1,913
------------------------------------------------------------------------------------------------------------------------------------

     Total liabilities                     203,297                        188,334                         172,391
------------------------------------------------------------------------------------------------------------------------------------

   Shareholder's equity                     19,896                         21,476                          23,609
------------------------------------------------------------------------------------------------------------------------------------

    Total liabilities &
     shareholder's equity                 $223,193                       $209,810                         $196,000
------------------------------------------------------------------------------------------------------------------------------------

Net interest income                                   $7,578                            $7,787                       $7,241
====================================================================================================================================

====================================================================================================================================
Net interest rate spread                                          3.34%                           3.73%                        3.73%
====================================================================================================================================

====================================================================================================================================
Net interest margin                                               3.68%                           4.06%                        4.09%
====================================================================================================================================

====================================================================================================================================
Ratio of average interest-earning assets
   to average interest-bearing liabilities                      108.15%                         108.70%                      109.27%
====================================================================================================================================

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

                                                                  Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                    2000 vs. 1999                          1999 vs. 1998
                                             Increase (Decrease) Due to               Increase (Decrease) Due to
----------------------------------------------------------------------------------------------------------------------------
                                                                        Total                                    Total
                                                                     Increase                                   Increase
                                           Volume        Rate       (Decrease)      Volume          Rate       (Decrease)
----------------------------------------------------------------------------------------------------------------------------
                                                                        (in thousands)
Interest Income:
  Real estate loans                         $412          $109          $521          $282         ($424)        ($142)
  Commercial and consumer loans              371          (106)          265            39            40            79
  Mortgage-backed securities                  25            --            25            76            12            88
  Taxable investment securities              337           131           468           752           (68)          684
  Non-taxable investment securities           75           (15)           60           (28)           16           (12)
  Interest-earning deposits                  (57)            7           (50)         (101)           16           (85)
----------------------------------------------------------------------------------------------------------------------------
      Total interest income                1,163           126         1,289         1,020          (408)          612
Interest Expense:
  Now and escrow accounts                     --           (24)          (24)           18           (76)          (58)
  Savings and club accounts                  (60)           50           (10)          (51)         (354)         (405)
  Time deposits                              185           355           538             3          (282)         (279)
  Borrowings                                 794           199           993           888           (80)          808
----------------------------------------------------------------------------------------------------------------------------
Total interest expense:                      917           580         1,497           858          (792)           66
----------------------------------------------------------------------------------------------------------------------------
Net change in interest
  income                                    $246         $(454)        $(208)         $162          $384          $546
----------------------------------------------------------------------------------------------------------------------------

Net Interest Income

Net interest income decreased $394,000, on a tax equivalent basis, for the year ended December 31, 2000 as compared to December 31, 1999. The decrease occurred due to an increase in the average balance of interest bearing liabilities of $14.0 million, or 7.9%, and an increase in the average cost of interest-bearing liabilities to 4.48% from 3.99%, partially offset by an increase in the average balance of interest-earning assets of $14.2 million, or 3.9%, and a slight increase in the average yield of interest-earning assets to 7.73% from 7.72%. The increase in interest expense of approximately 21.3% compared to the increase in interest income of approximately 8.7% is a result of the impact of rising interest rates on the Company's liability sensitive balance sheet. The Company's deposits and borrowed funds tend to reprice faster than the Company's investments in loans and securities. In a rising interest rate environment, the Company's net interest rate spread tends to decrease. This is partially illustrated by the decrease in the Company's net interest rate spread to 3.34% for the three months ended December 31, 2000 compared to 3.74% for the same period in 1999.

Provision for Loan Losses

The Company maintains an allowance for loan losses based upon a monthly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. Loan loss provisions are based upon management's estimate of the fair value of the collateral and the Company's actual loss experience, as well as standards applied by the FDIC. The Company established a provision for possible loan losses for the year ended December 31, 2000 of $244,000 as compared to a provision of $373,000 for the year ended December 31, 1999. The decrease in the provision for loan losses is attributable a lower level of net charge offs during 2000 when compared to 1999. The Company's allowance for loan losses as a percentage of total loans receivable was .85%, while the allowance for loan losses to non-performing loans was 69.7% at December 31, 2000.

Non interest Income

The Company's non interest income is principally comprised of fees on deposit accounts and transactions, loan servicing, commissions, and net gains on securities and loans. Non interest income exclusive of net gains on securities and loans decreased $12,000 or 1.1%, to $1.1 million for the year ended December 31, 2000, when compared to the same period in the prior year. The decrease in non interest income primarily results from a $53,000 decrease in income recognized on the cash value of bank owned life insurance, and a $70,000 decrease in service charges on deposit accounts. These decreases were offset by a $136,000 increase in ATM related fees. Net gain on securities and loans decreased $91,000, or 105.1%, for the year ended December 31, 2000 when compared to the 1999 period. The decrease in net loss on securities and loans is a result of security sales during the first quarter of 2000 which resulted in a net loss of approximately $195,000. These securities losses were incurred in conjunction with the reorganization of the Company's earning assets in an effort to improve future profitability.

Non interest Expense

Non interest expense increased $588,000, or 8.2%, to $7.9 million for the year ended December 31, 2000 from $7.1 million for the prior year. The increase in non interest expense primarily results from a $578,000 unusual items charge in the first quarter relating to expenses incurred for early retirement of certain employees, the acceleration of stock based benefits to retired officers, employee relocation charges. Additionally, the increase in non-interest expense was attributable to $71,000 increase in building occupancy expenses, a $152,000 increase in other real estate expenses, a $161,000 increase in office supplies and bank name change related charges, and a $128,000 increase in other operating expenses. These increases were offset by a $386,000 decrease in salaries and employee benefits, and a $131,000 decrease in professional and other services. The lower salary and employee benefits expenses are attributable to reductions in salary and stock-based compensation resulting from staff restructuring and early retirements which took effect at the end of the first quarter. Additionally participants in the company's stock option and restricted stock award plans rescinded their unvested awards. This action reduces the recognition of expenses associated with stock based compensation plans by approximately $99,000 in fiscal year 2000 and by $203,000 in both 2001 and 2002. Professional and other services expense reductions were primarily attributable to higher costs incurred in 1999 associated with the formation of a Real Estate Investment Trust subsidiary.

The Company's overhead (non-interest expense to average assets) and efficiency ratios for the year ended December 31, 2000 were 3.46% and 90.6%, respectively. The stock based compensation plan expenses and the Company's amortization of goodwill represent non-cash expenses in that they do not decrease the generation of tangible capital (see page 5). If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1999 would be 3.00% and 82.2%, respectively.

Income Tax Expense

Income tax expense decreased $224,000, or 53.3% to $196,000 for the year ended December 31, 2000 from $420,000 for the prior year. The decrease in income tax expense reflected lower pre-tax income during the year.

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

Net Interest Income

Net interest income increased $546,000, on a tax equivalent basis, for the year ended December 31, 1999 as compared to December 31, 1998. The increase occurred due to an increase in the average balance of interest earning assets of $14.8 million, or 8.4%, and a decrease in the average cost of interest-bearing liabilities to 3.99% from 4.30%, partially offset by an increase in the average balance of interest-bearing liabilities of $14.5 million, or 8.9%, and a decrease in the average yield of interest-earning assets to 7.72% from 8.03%.

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

The Company's overhead (non-interest expense to average assets) and efficiency ratios for the year ended December 31, 1999 were 3.40% and 80.5%, respectively. The stock based compensation plan expenses and the Company's amortization of goodwill represent non-cash expenses in that they do not decrease the generation of tangible capital (see page 5). If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1999 would be 2.99% and 70.8%, respectively.

Income Tax Expense

Income tax expense decreased $75,000, or 15.1% to $421,000 for the year ended December 31, 1999 from $495,000 for the prior year. The decrease in income tax expense reflected lower pre-tax income during the year.

Quantitative and Qualitative Disclosures about Market Risk

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

The Company does not generally maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. In addition, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Company tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Company's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real-estate loans and mortgage-backed securities tends to increase, causing the Company to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Company's savings accounts. Savings accounts have traditionally provided a source of relatively low cost funding that have demonstrated historically a low sensitivity to interest rate changes. The Company generally matches a percentage of these, which are deemed core, against longer term loans and investments. In addition, the Company has sought to extend the terms of its time deposits and borrowings. In this regard, the Company has on occasion offered certificates of deposits with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the certificate of deposit to the then prevailing rate for a certificate of deposit with the same term. The Company has further sought to reduce the term of a portion of its rate sensitive assets by originating one year ARM loans, five year/one year ARM loans (mortgage loans which are fixed rate for the first five years and adjustable annually thereafter), and by maintaining a relatively short term investment securities (original maturities of three to five years) portfolio with staggered maturities.

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

Gap Table

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown. The Company has assumed that its passbook savings, NOW, and money market accounts which totaled $74.4 million at December 31, 2000 are withdrawn at the annual percentage rates set forth below. These withdrawal rates are based upon historical industry experience. Management believes that these assumptions approximate actual experience and considers them appropriate and reasonable.

                                                                         Amounts Maturing or Repricing
                                                Within      3 to 12      1 to 3       3 to 5      5 to 10     More than
                                               3 Months      Months       Years        Years        Years      10 Years      Total
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (Dollars In Thousands)
Interest-earning assets:
Real estate loans:
  Residential one-to-four family:
     Market index ARM's                         $17,629     $23,456       $18,536       $4,335$      $   --    $      --    $63,956
     Fixed rate                                   2,872       1,837         8,297         7,249       9,832        2,486     32,573

  Commercial and multi-family
     ARM's                                        4,202       6,284         4,616         2,966       1,275           --     19,343
     Fixed                                          110         505         2,232         1,940       2,629          608      8,024
     Home equity fixed rate loans                   158         497         1,502         1,800       2,657           --      6,614
     Home equity line of credit                   3,364          --            --            --          --           --      3,364
  Consumer loans                                    357       1,017         1,574            61          --           --      3,009
  Commercial business loans                         421       8,134           418           483       2,178        1,239     12,873
  Mortgage-backed securities                      1,111       2,787         4,190         3,395       5,375        2,548     19,406
  Investment securities                          11,332       4,085         6,280         3,525      13,677        5,401     44,300
------------------------------------------------------------------------------------------------------------------------------------
        Total interest-earning assets            41,556      48,602        47,645        25,754      37,623       12,282    213,462
------------------------------------------------------------------------------------------------------------------------------------
Weighted average yield                             8.12%       7.87%         7.78%         7.65%       7.30%        7.03%      7.68%
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  Passbook accounts                                 505       6,605        12,954         9,600      14,458       14,805     58,927
  NOW accounts                                    2,482       7,755         5,274            --          --           --     15,511
  Certificate accounts                           18,473      33,078        18,259         4,063       3,254           --     77,127
  Borrowings                                     22,007      11,000         5,913         1,000       7,310           --     47,230
------------------------------------------------------------------------------------------------------------------------------------
        Total interest-bearing liabilities      $43,467     $58,438       $42,400       $14,663      $25,002      $14,805  $198,795
------------------------------------------------------------------------------------------------------------------------------------
Weighted average yield                             5.14%       4.53%         4.14%         3.37%       3.66%        2.33%      4.17%
------------------------------------------------------------------------------------------------------------------------------------

Interest-earning assets less interest-
  bearing liabilities ("interest rate
  sensitivity gap")                             $(1,911)    $(9,836)       $5,245       $11,091     $12,601      $(2,523)
 Cumulative excess (deficiency) of
  interest-sensitive assets over
  interest-sensitive liabilities                $(1,911)   $(11,747)      $(6,502)       $4,589     $17,190      $14,667
Interest sensitivity gap
  to total assets                                 -0.82%      -4.24%         2.26%         4.78%       5.44%       -1.09%
Cumulative interest sensitivity gap
  to total assets                                 -0.82%      -5.07%        -2.80%         1.98%       7.41%        6.33%
Ratio of interest-earning assets to
  interest-bearing liabilities                     95.60%      83.17%      112.37%       175.64%     150.36%       82.96%
Cumulative ratio of interest-earning
  assets to interest-bearing liabilities           95.60%      88.47%       95.49%       102.89%     109.34%      107.38%

------------------------------------------------------------------------------------------------------------------------------------

At December 31, 2000 the total interest bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $11.8 million, representing a cumulative one-year gap ratio of a negative 4.24%. Simulation and net present value analysis demonstrate percentage changes to net interest income and net portfolio value of a negative 11.01% and a negative 14.34%, respectively, in an upward 200 basis point parallel shift in the yield curve.

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

The Company's current interest rate risk exposure is within those guidelines set forth.

                       2000                                                                             1999
----------------------------------------------------------------------------------------------------------------------------------

    Change                          Percentage       Percentage          Change                        Percentage       Percentage
        In             NPV          Change in        Change in              In             NPV         Change in        Change in
    Interest         Capital        Net Income       Net Market          Interest        Capital       Net Income       Net Market
      Rates            Ratio          Interest           Value             Rates          Ratio           Interest         Value
----------------------------------------------------------------------------------------------------------------------------------
      -300            14.38%             7.79%            3.79%             -300            15.58%            4.59%          2.52%
      -200            14.75%             6.96%            4.64%             -200            16.40%            7.42%          6.55%
      -100            14.78%             3.83%            3.13%             -100            16.55%            4.65%          5.92%
         0            14.59%               --               --                 0            16.00%              --             --
       100            13.89%            -5.30%           -6.94%              100            15.24%           -5.90%         -7.11%
       200            13.09%           -11.01%          -14.34%              200            14.44%          -11.94%        -14.16%
       300            12.29%           -16.92%          -21.43%              300            13.57%          -18.27%        -21.34%

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

A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The Company has experienced a decrease in savings account deposits during the past three years. Savings account balances decreased $6.1 million, or 9.6%, from $64.0 million at December 31, 1997 to $57.8 million at December 31, 2000. The decrease in savings account deposits has caused the Company to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

At December 31, 2000, the Company had outstanding loan commitments of $14.7 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less that one year at December 31, 2000 totaled $51.6 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

New Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities. In June of 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for all fiscal quarters for fiscal years beginning after June 15, 2000. This statement requires an entity to recognize all derivative financial instruments as either assets or liabilities in the consolidated statement of condition and measure those instruments at fair value. Management does not believe that this statement will have a significant impact on the results of operation or shareholders' equity of the Company. At December 31, 2000, the Company is not participating in any derivative activity.

In conjunction with the adoption of SFAS 133 on January 1, 2001, the Bank will reclassify all securities into the available for sale category.

Two Year Selected Quarterly Data

                                                                 For the Quarters Ended

                                             December 31,      September 30,         June 30,           March 31,
                                                 2000               2000               2000               2000
                                             -----------        -----------        -----------        -----------
Interest Income                              $ 4,171,846        $ 4,057,742        $ 3,862,013        $ 3,833,489
Interest Expense                               2,371,827          2,209,114          1,991,967          1,959,487

Net Interest Income                            1,800,019          1,848,628          1,870,046          1,874,002

Net Income (loss)                            $   431,185        $   257,341        $   300,765        $  (633,409)

Net Income (loss) Per Share (Basic)          $      0.17        $      0.10        $      0.12        $     (0.25)

Net Income (loss) Per Share (Diluted)        $      0.17        $      0.10        $      0.12        $     (0.25)

                                                                  For the Quarters Ended
                                             --------------------------------------------------------------------

                                             December 31,      September 30,         June 30,          March 31,
                                                 1999               1999              1999               1999
                                             -----------        -----------        -----------        -----------
Interest Income                              $ 3,806,287        $ 3,790,977        $ 3,587,157        $ 3,485,659
Interest Expense                               1,902,904          1,816,513          1,660,191          1,655,462

Net Interest Income                            1,903,383          1,974,464          1,926,966          1,830,197

Net Income                                   $   161,705        $   195,419        $   286,211        $   287,060

Net Income Per Share (Basic)                 $      0.06        $      0.08        $      0.11        $      0.11
Net Income Per Share (Diluted)               $      0.06        $      0.07        $      0.11        $      0.11

Common Stock and Related Matters

The Common Stock trades and is listed on The Nasdaq SmallCap Stock Market under the symbol "PBHC" and the short name PathBcp. The common stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998). As of February 25, 2000, there were 403 shareholders of record and 2,614,245 outstanding shares of common stock.

Share Repurchases

On January 22, 1999, the Company announced its second share repurchase program for the purchase of up to 135,000 shares. At December 31, 2000 the program has resulted in the repurchase of 135,000 shares at an average price of $10.16.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated.

                                                                                           Dividends
             Quarter ended                         High                Low                   Paid
           -------------------                   --------            --------             -----------
           December 31, 2000                      $7.750              $5.375                $.0600
           September 30, 2000                      8.375               6.000                $.0600
           June 30, 2000                           7.500               6.000                $.0600
           March 31, 2000                          9.625               7.000                $.0600
           December 31, 1999                      10.000               7.500                $.0600
           September 30, 1999                     10.000               7.938                $.0600
           June 30, 1999                          11.000               8.750                $.0600
           March 31, 1999                         12.000               9.250                $.0600

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

                                                    Independent Auditors' Report

Board of Directors and Shareholders
Pathfinder Bancorp, Inc.
Oswego, New York

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pathfinder Bancorp, Inc. at December 31, 2000 and 1999, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Syracuse, New York
February 16, 2001

Statements of Condition

                                                                                           December  31,
                                                                                       --------------------

                                                                                        2000                  1999
------------------------------------------------------------------------------------------------------------------------
ASSETS:
   Cash and due from banks                                                     $   3,969,370         $   4,236,687
   Interest earning deposits                                                         185,973                43,568
------------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                                            4,155,343             4,280,255
   Investment securities
      (approximate fair value $63,758,000 and $66,397,000)                        63,758,011            66,397,491
   Mortgage loans  held-for-sale                                                     739,772               697,405
   Loans:
      Real estate residential                                                    106,506,162            96,597,633
      Real estate commercial                                                      27,367,427            22,570,075
      Consumer                                                                     3,009,209             3,168,308
       Commercial                                                                 12,873,143             8,961,055
------------------------------------------------------------------------------------------------------------------------
        Total loans                                                              149,755,941           131,297,071
   Less:  Allowance for loan losses                                                1,273,707             1,149,677
             Unearned discounts and origination fees                                 120,203                84,453
------------------------------------------------------------------------------------------------------------------------
        Loans receivable, net                                                    148,362,031           130,062,941

   Premises and equipment, net                                                     4,611,698             4,869,553
   Accrued interest receivable                                                     1,678,589             1,431,251
   Other real estate                                                                 884,320               641,384
   Intangible assets, net                                                          2,657,609             2,973,365
   Other assets                                                                    4,999,729             4,969,908
------------------------------------------------------------------------------------------------------------------------
      Total assets                                                             $ 231,847,102         $ 216,323,553
========================================================================================================================

   LIABILITIES AND SHAREHOLDERS' EQUITY:
   Deposits:
     Interest bearing                                                          $ 151,563,551         $ 142,690,583
     Non-interest bearing                                                          9,895,739             9,745,513
------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                             161,459,290           152,436,096
   Borrowed funds                                                                 47,229,500            42,879,500
   Other liabilities                                                               2,195,837               933,345
------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                          210,884,627           196,248,941

   Shareholders' equity:
      Common stock, par value $.10 per share; authorized
           9,000,000 shares; 2,884,720 shares issued and
             2,601,495 and 2,639,245 outstanding, respectively                       288,472               288,472
       Additional paid-in-capital                                                  6,562,085             6,912,580
      Retained earnings                                                           17,859,388            18,121,372
      Unearned stock based compensation                                                   --              (981,125)
      Accumulated other comprehensive income (loss)                                   30,919              (895,894)
      Unearned ESOP shares                                                          (227,230)             (287,609)
      Treasury stock, at cost; 283,225 and 245,475 shares, respectively           (3,551,159)           (3,083,184)
------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                  20,962,475            20,074,612
------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                            $ 231,847,102         $ 216,323,553
========================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements

Statements of Income

                                                                                             December 31,
                                                                      -----------------------------------------------------
                                                                              2000                 1999                1998
-------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
      Loans                                                           $ 11,594,887         $ 10,783,314        $ 10,871,385
      Interest and dividends on investments:
        U.S. Treasury and agencies                                         769,857              391,496             198,401
        State and political subdivisions                                   362,565              355,767             345,303
        Corporate obligations                                            1,530,415            1,509,688           1,032,369
        Marketable equity securities                                       181,337              112,610              98,951
        Mortgage-backed securities                                       1,476,828            1,451,756           1,364,002
        Federal funds sold and interest-bearing deposits                     9,201               59,551             145,132
-------------------------------------------------------------------------------------------------------------------------------
           Total interest income                                        15,925,090           14,664,182          14,055,543

INTEREST EXPENSE:
      Interest on deposits                                               5,852,737            5,348,868           6,091,009
      Interest on borrowed funds                                         2,679,658            1,686,202             878,364
-------------------------------------------------------------------------------------------------------------------------------
           Total interest expense                                        8,532,395            7,035,070           6,969,373

              Net interest income                                        7,392,695            7,629,112           7,086,170
      Provision for loan losses                                            244,380              372,910             381,561
-------------------------------------------------------------------------------------------------------------------------------
           Net interest income after provision for loan losses           7,148,315            7,256,202           6,704,609
-------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME:
      Service charges on deposit accounts                                  454,923              525,363             460,954
      Increase in value of bank owned life insurance                       165,288              218,644             192,368
      Loan servicing fees                                                  111,597              136,110              53,797
      Net (loss)/gain on securities and loans                               (4,392)              86,130             618,448
      Other charges, commissions and fees                                  398,426              262,418             260,170
-------------------------------------------------------------------------------------------------------------------------------
           Total other income                                            1,125,842            1,228,665           1,585,737
-------------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES:
      Salaries and employee benefits                                     2,913,683            3,300,004           3,116,577
      Building occupancy                                                   821,703              750,618             626,231
      Data processing expenses                                             812,917              798,027             447,024
      Professional and other services                                      653,004              783,872             537,339
      Amortization of intangible assets                                    315,756              315,756             315,756
      Merger expense                                                            --                   --             378,896
      Other expenses                                                     1,626,749            1,185,721           1,164,689
      Unusual items                                                        578,176                   --                  --
-------------------------------------------------------------------------------------------------------------------------------
           Total other expenses                                          7,721,988            7,133,998           6,586,512
Income before income taxes                                                 552,169            1,350,869           1,703,834
Provision for income taxes                                                 196,287              420,474             495,033
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $    355,882         $    930,395        $  1,208,801
===============================================================================================================================

-------------------------------------------------------------------------------------------------------------------------------
   Net income per share - basic                                       $        .14         $        .35        $        .44
===============================================================================================================================

-------------------------------------------------------------------------------------------------------------------------------
   Net income per share - diluted                                     $        .14         $        .35        $        .42
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements

Statements of Changes in Shareholders' Equity

                                                                                                         Accumulated
                                  Common Stock      Additional                Unearned                   Other           Unearned
                             --------------------    Paid in    Retained    Stock Based   Comprehensive  Comprehensive   ESOP
                              Shares      Amount      Capital   Earnings    Compensation  Income  (loss) Income (loss)   Shares
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997    2,874,999  $287,500  $7,643,084  $17,156,415  $(1,836,250)  $       --    $   743,036     $(411,050)

------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net Income                                                       1,208,801                 1,208,801
  Other comprehensive income, net of  tax
   Unrealized gains on securities:
   Unrealized holding gains arising during
        period                                                                               437,441
   Reclassification adjustment for
        gains included in net income                                                          11,602
                                                                                              ------
   Other comprehensive income, before tax:                                                   449,043
   Income tax provision                                                                     (179,617)
                                                                                            ---------
  Other comprehensive income, net of tax                                                     269,426        269,426
                                                                                             -------
Comprehensive income                                                                      $1,478,227
                                                                                          ==========

 ESOP shares earned                                   127,533                                                              64,133
 Stock options exercised          2,471       247      16,207
 Treasury stock purchased
 Common stock issued under stock
    based compensation plan                          (957,988)
 Stock based compensation earned                                                407,504
 Dividends declared
     ($0.20 per share)                                            (544,807)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998    2,877,470   287,747   6,828,836   17,820,409   (1,428,746)          --      1,012,462      (346,917)

Comprehensive loss:
Net Income                                                         930,395                   930,395
  Other comprehensive income, net of  tax
  Unrealized gains on securities:
  Unrealized holding losses arising during
   Period                                                                                 (3,217,269)
  Reclassification adjustment for
   Gains included in net income                                                               14,685
                                                                                              ------
  Other comprehensive loss, before tax:                                                   (3,202,584)
  Income tax benefit                                                                       1,294,228
                                                                                           ---------
  Other comprehensive loss, net of tax                                                    (1,908,356)    (1,908,356)
Comprehensive loss                                                                          (977,961)
                                                                                            ========
ESOP shares earned                                     36,742                                                              59,308
 Stock options exercised          7,250       725      47,002
 Treasury stock purchased
 Stock based compensation earned                                                447,621
 Dividends declared
($0.24 per share)                                                 (629,432)
------------------------------------------------------------------------------------------------------------------------------------

                                                             Treasury
                                                             Stock         Total
---------------------------------------------------------------------------------------------
Balance, December 31, 1997                                   $     --    $23,582,735

---------------------------------------------------------------------------------------------
Comprehensive income:
Net Income                                                                 1,208,801
  Other comprehensive income, net of  tax
   Unrealized gains on securities:
   Unrealized holding gains arising during
        period
   Reclassification adjustment for
        gains included in net income

   Other comprehensive income, before tax:
   Income tax provision

  Other comprehensive income, net of tax                                     269,426

269,426
Comprehensive income


 ESOP shares earned                                                          191,666
 Stock options exercised                                                      16,454
 Treasury stock purchased                                  (2,845,094)    (2,845,094)
 Common stock issued under stock
    based compensation plan                                   957,988
 Stock based compensation earned                                             407,504
 Dividends declared
     ($0.20 per share)                                                      (544,807)
---------------------------------------------------------------------------------------------
Balance, December 31, 1998                                 (1,887,106)    22,286,685

Comprehensive loss:
Net Income                                                                   930,395
  Other comprehensive income, net of  tax
  Unrealized gains on securities:
  Unrealized holding losses arising during
   Period
  Reclassification adjustment for
   Gains included in net income

  Other comprehensive loss, before tax:
  Income tax benefit

  Other comprehensive loss, net of tax                                    (1,908,356)
Comprehensive loss

ESOP shares earned                                                            96,050
 Stock options exercised                                                      47,727
 Treasury stock purchased                                  (1,196,078)    (1,196,078)
 Stock based compensation earned                                             447,621
 Dividends declared
($0.24 per share)                                                           (629,432)
---------------------------------------------------------------------------------------------

                                                                                                         Accumulated
                                  Common Stock      Additional                Unearned                   Other           Unearned
                             --------------------    Paid in    Retained    Stock Based   Comprehensive  Comprehensive   ESOP
                              Shares      Amount      Capital   Earnings    Compensation  Income  (loss) Income (loss)   Shares
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999    2,884,720   288,472   6,912,580   18,121,372     (981,125)          --       (895,894)     (287,609)

------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net Income                                                         355,882                   355,882
  Other comprehensive income, net of  tax
  Unrealized gains on securities:
  Unrealized holding gains arising during
   Period                                                                                  1,542,512
  Reclassification adjustment for
   Gains included in net income                                                                2,175
                                                                                         -----------
  Other comprehensive income, before tax:                                                  1,544,687
  Income tax provision                                                                      (617,874)
                                                                                            ---------
  Other comprehensive income, net of tax                                                     926,813        926,813       926,813
                                                                                                         ----------
Comprehensive income                                                                       1,282,695
                                                                                           =========

 ESOP shares earned                                     9,468                                                              60,379
 Treasury stock purchased
 Rescission of stock based
    compensation awards                              (359,963)                  648,188
Stock based compensation earned                                                 332,937
 Dividends declared
($0.24 per share)                                                 (617,866)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000    2,884,720  $288,472  $6,562,085  $17,859,388  $        --          $--    $    30,919      (227,230)
====================================================================================================================================

                                                             Treasury
                                                             Stock         Total
---------------------------------------------------------------------------------------------

Balance, December 31, 1999                                 (3,083,184)    20,074,612

---------------------------------------------------------------------------------------------
Comprehensive income:
Net Income                                                                   355,882
  Other comprehensive income, net of  tax
  Unrealized gains on securities:
  Unrealized holding gains arising during
   Period
  Reclassification adjustment for
   Gains included in net income

  Other comprehensive income, before tax:
  Income tax provision

  Other comprehensive income, net of tax                                     926,813
Comprehensive income


 ESOP shares earned                                                           69,847
 Treasury stock purchased                                    (179,750)      (179,750)
 Rescission of stock based
    compensation awards                                      (288,225)
Stock based compensation earned                                              332,937
 Dividends declared
($0.24 per share)                                                           (617,866)
---------------------------------------------------------------------------------------------
Balance, December 31, 2000                                $(3,551,159)   $20,962,475
=============================================================================================

The accompanying notes are an integral part of the consolidated financial statements

Statements of Cash Flows

                                                                                       Years Ended December 31
--------------------------------------------------------------------------------------------------------------------------------

                                                                               2000                 1999                 1998
-----------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
      Net Income                                                           $355,882             $930,395           $1,208,801
      Adjustments to reconcile net income to net cash
        provided by operating activities:
      Provision for loan losses                                             244,380              372,910              381,561
      ESOP and other stock-based compensation earned                        402,784              543,671              599,170
      Deferred income tax benefit                                           (60,553)            (101,638)            (117,667)
      Proceeds from sale of loans                                           898,658            5,919,922            7,726,767
      Originations of loans held-for-sale                                  (946,608)          (3,848,919)          (8,961,646)
      Realized loss/(gain)  on:
        Sale of real estate acquired through foreclosure                     13,717               48,332               68,741
        Loans                                                                 6,010               73,523              (59,410)
        Available-for-sale investment securities                             (2,175)            (159,653)            (559,038)
      Depreciation                                                          475,328              425,135              231,617
      Amortization of intangibles                                           315,756              315,756              315,756
      (Increase) decrease  in surrender value of life insurance            (119,288)              75,315             (474,230)
      Net amortization of premiums and discounts on
        investment securities                                                 3,577              292,701              (39,951)
      (Increase) decrease  in interest receivable                          (247,338)            (194,182)             206,106
      Net change in other assets and liabilities                            791,386              542,706             (480,270)
--------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                      2,131,516            5,235,974               46,307
--------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
      Purchase of investment securities available-for-sale               (8,729,396)         (27,418,591)         (15,633,561)
      Purchase of investment securities held-to-maturity                    (15,987)             (32,724)                  --
      Proceeds from maturities and principal reductions of
        investment securities held-to-maturity                                   --                   --            4,270,000
      Proceeds from maturities and principal reductions of
        investment securities available-for-sale                          2,551,005            9,435,170           14,863,726
      Proceeds from sale of:
        Real estate acquired through foreclosure                            380,980              171,188              753,334
        Available-for-sale investment securities                         10,377,141              926,143
        Sale of premises and equipment                                       96,626                   --                   --
      Net increase in loans                                             (19,181,530)          (5,170,784)          (6,276,483)
      Purchase of premises and equipment                                   (314,099)            (804,760)          (1,001,275)
      Other investing activities                                                 --              (26,149)            (234,573)
--------------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                        (14,835,260)         (22,120,589)          (2,332,689)
--------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
      Net (decrease) increase in demand deposits,
        NOW accounts, savings accounts,
        money market deposit accounts and escrow deposits                   (31,330)          (6,324,318)           5,475,054
      Net increase (decrease) in time deposits                            9,054,524           (1,458,740)           2,344,959
      Proceeds from borrowings, net                                       4,350,000           24,188,500              449,000
      Repayments of note payable-ESOP                                            --                   --             (430,126)
      Proceeds from exercise of stock options                                    --               47,727               16,454
      Cash dividends                                                       (614,612)            (608,459)            (541,699)
      Treasury stock purchased                                             (179,750)          (1,196,078)          (2,845,094)
--------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by financing activities                     12,578,832           14,648,632            4,468,548
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
           (Decrease) increase  in cash and cash equivalent                (124,912)          (2,235,983)           2,182,166
      Cash and cash equivalents at beginning of year                      4,280,255            6,516,238            4,334,072
--------------------------------------------------------------------------------------------------------------------------------
           Cash and cash equivalents at end of year                      $4,155,343           $4,280,255           $6,516,238
--------------------------------------------------------------------------------------------------------------------------------

CASH PAID DURING THE PERIOD FOR:
      Interest                                                           $8,463,078           $6,891,736           $7,014,726
      Income taxes paid                                                      73,000              605,000              868,950
NON-CASH INVESTING ACTIVITY:
      Transfer of loans to other real estate                                637,633               92,592              563,046
      Decrease (increase) in unrealized  gains and losses on
        available for sale investment securities                          1,544,685            3,202,584             (449,043)
NON-CASH FINANCING ACTIVITY:
      Dividends declared and unpaid                                         154,713              155,438              134,465

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

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 60.7% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $141,000, $151,700 and $71,000 were allocated from the Company to Pathfinder Bancorp, M.H.C. during 2000, 1999 and 1998, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

The amount of loans on which the Company has ceased accruing interest aggregated approximately $1,828,000 and $2,554,000 at December 31, 2000 and 1999,
respectively. The amount of interest not recorded related to these loans was approximately $132,000, $84,000 and $24,000 for 2000, 1999 and 1998,
respectively.

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

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs. Write downs of, and expenses related to other real estate holdings included in noninterest expense were $201,000, $53,000 and $60,000 in 2000, 1999 and 1998, respectively.

Intangible Assets

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Company periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization approximated $2,079,000 and $1,763,000 at December 31, 2000 and 1999, respectively.

Mortgage Servicing Rights

Included in other assets is approximately $42,000 and $78,000 of mortgage servicing rights at December 31, 2000 and 1999, respectively. Originated mortgage servicing rights are recorded at their fair value at the time of transfer and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income, which included estimates of the cost of servicing per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment using these same market assumptions.

Deposits

Interest on deposits is accrued and paid to the depositors or credited to the depositors accounts monthly.

Fair values disclosed for demand, variable rate money market accounts and certificates of deposit approximate their carrying values at the reporting date. Fair values for fixed rate time deposits and savings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

Treasury Stock

Treasury stock purchases are recorded at cost. During 2000, the Company purchased 22,000 shares at an average cost of $8.17 per share. The Company considers the common stock to be an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share, and general market and economic factors. Treasury stock has also been acquired in order to have shares available for issuance under the Management Recognition and Retention Plan.

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

                                                                 2000                                     1999
------------------------------------------------------------------------------------------------------------------------------------
                                                    Carrying            Estimated            Carrying              Estimated
                                                    Amounts             Fair Values          Amounts               Fair Values
------------------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents                      $4,155,343            $4,155,000           $4,280,255            $4,280,000
      Investment securities                          63,758,011            63,758,000           66,397,491            66,397,000
      Mortgage loans held-for-sale                      739,772               740,000              697,405               697,000
      Loans                                         148,362,031           150,995,000          130,062,941           131,109,000
      Accrued interest receivable                     1,678,589             1,679,000            1,431,251             1,431,000
      Deposits                                      161,459,290           149,794,000          152,436,096           138,919,000
      Borrowed funds                                 47,229,500            47,193,000           42,879,500            42,016,000

Reclassification

Certain amounts from 1999 and 1998 have been reclassified to conform to the current year presentation. These reclassifications had no affect on net income as previously reported.

Note 2: Investment Securities

The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                                   December 31, 2000
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Gross                Gross
                                                       Amortized           Unrealized           Unrealized          Estimated
                                                          Cost                Gains               Losses            Fair Value
------------------------------------------------------------------------------------------------------------------------------------
   Held to maturity
    Corporate debt                                      $ 128,929         $        --            $      --           $ 128,929
------------------------------------------------------------------------------------------------------------------------------------
   Available-for-sale:
    Bond investments:
    U.S. Treasury and agencies                          9,666,649              35,893              (22,053)          9,680,489
    State and political subdivision                     6,405,268             220,041               (3,469)          6,621,840
    Corporate                                          22,898,373             201,277           (1,220,493)         21,879,157
    Mortgage-backed                                    19,406,236             196,807             (119,000)         19,484,043
------------------------------------------------------------------------------------------------------------------------------------
    Total                                              58,376,526             654,018           (1,365,015)         57,665,529
   Stock investments:
    Federal Home Loan Bank and other                    5,201,029             762,524                   --           5,963,553
------------------------------------------------------------------------------------------------------------------------------------
   Total available-for-sale                            63,577,555          $1,416,542          $(1,365,015)        $63,629,082
                                                                           ===================================================

   Net unrealized gain on available-for-sale               51,527
   --------------------------------------------------------------
   Grand total carrying value                          63,758,011
   ==============================================================

                                                                                      December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Gross               Gross
                                                       Amortized          Unrealized          Unrealized          Estimated
                                                         Cost                Gains              Losses            Fair Value
------------------------------------------------------------------------------------------------------------------------------------
   Held to maturity
    Corporate debt                                 $      112,942         $        --       $           --        $    112,942
------------------------------------------------------------------------------------------------------------------------------------
   Available-for-sale:
    Bond investments:
    U.S. Treasury and agencies                         11,167,203               3,395             (286,033)         10,884,565
    State and political subdivision                     6,694,828             156,633             (100,309)          6,751,152
    Corporate                                          21,189,143              37,279           (1,143,994)         20,082,428
    Mortgage-backed                                    24,055,195              13,184             (719,689)         23,348,690
------------------------------------------------------------------------------------------------------------------------------------
    Total                                              63,106,369             210,491           (2,250,025)         61,066,835
   Stock investments:
    Federal Home Loan Bank and other                    4,671,340             546,374                   --           5,217,714
------------------------------------------------------------------------------------------------------------------------------------
   Total available-for-sale                            67,777,709           $ 756,865          $(2,250,025)        $66,284,549
                                                                            ==================================================

   Net unrealized loss on available-for-sale           (1,493,160)
   ---------------------------------------------------------------
   Grand total carrying value                         $66,397,491
   ===============================================================

The amortized cost and estimated fair value of debt investments at December 31, 2000 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                            Available-for-Sale                         Held-to-Maturity
                                                            December 31, 2000                         December 31, 2000
------------------------------------------------------------------------------------------------------------------------------------
                                                       Amortized             Estimated           Amortized         Estimated
                                                          Cost              Fair Value              Cost          Fair Value
------------------------------------------------------------------------------------------------------------------------------------
   Due in one year or less                           $  1,380,321          $  1,385,167         $       --         $      --
   Due after one year through five years                8,844,767             9,102,201                 --                --
   Due after five years through ten years              20,342,865            19,944,585                 --                --
   Due after ten years                                  8,402,337             7,749,533            128,929           128,929
   Mortgage-backed securities                          19,406,236            19,484,043                 --                --
------------------------------------------------------------------------------------------------------------------------------------
    Totals                                            $58,376,526           $57,665,529           $128,929          $128,929
================================================================================================================================

Note 3: Loans

      Major classifications of loans at December 31, are as follows:

                                                                            2000                  1999
------------------------------------------------------------------------------------------------------------------------------------
      Real estate mortgages:
         Conventional                                                     $93,992,546          $85,635,997
         Second mortgage loans                                              9,977,768            9,491,545
         Construction                                                       2,478,708            1,380,211
         FHA insured                                                           25,923               43,147
         VA guaranteed                                                         31,217               46,733
         Commercial                                                        27,367,427           22,570,075
------------------------------------------------------------------------------------------------------------------------------------
                                                                          133,873,589          119,167,708
------------------------------------------------------------------------------------------------------------------------------------
      Other loans:
         Consumer                                                           2,862,614            3,052,375
         Lease financing                                                      237,457              278,088
         Passbook loans                                                       135,530              103,572
         Student                                                               11,065               12,361
         Commercial                                                        12,635,686            8,682,967
------------------------------------------------------------------------------------------------------------------------------------
                                                                           15,882,352           12,129,363
------------------------------------------------------------------------------------------------------------------------------------
         Total loans                                                      149,755,941          131,297,071
------------------------------------------------------------------------------------------------------------------------------------

      Less:
         Allowance for loan losses                                          1,273,707            1,149,677
         Unearned discount and origination fees                               120,203               84,453
------------------------------------------------------------------------------------------------------------------------------------
        Loans receivable, net                                            $148,362,031         $130,062,941
------------------------------------------------------------------------------------------------------------------------------------

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

The following represents activity associated with loans to officers and directors during the fiscal year ending December 31, 2000:

      Balance at beginning of year                             $2,714,000
      Originations                                              2,488,000
      Principle amortization                                   (1,537,000)
                                                              -----------
      Balance at end of year                                   $3,665,000
                                                              ===========

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principle balances of mortgage loans serviced for others was approximately $16,506,000 and $16,292,000 at December 31, 2000 and 1999, respectively.

Note 4: Allowances for Loan Losses

Changes in the allowance for loan losses for the year ended December 31, are summarized as follows:

                                                                             2000              1999                1998
------------------------------------------------------------------------------------------------------------------------------------
      Balance at beginning of year                                        $1,149,677          $939,161           $827,521
      Recoveries credited                                                     19,615            27,926             11,014
      Provision for loan losses                                              244,380           372,910            381,561
      Loans charged off                                                     (139,965)         (190,320)          (280,935)
------------------------------------------------------------------------------------------------------------------------------------
      Balance at end of year                                              $1,273,707        $1,149,677           $939,161
------------------------------------------------------------------------------------------------------------------------------------

At December 31, 2000 and 1999, the Company had no loans for which specific valuation allowances were recorded.

Note 5: Premises and Equipment

A summary of premises and equipment at December 31, is as follows:

                                                                        2000                        1999
------------------------------------------------------------------------------------------------------------------------------------
      Land                                                           $  631,773                  $  631,773
      Buildings                                                       3,781,319                   3,735,579
      Furniture, fixture and equipment                                3,343,366                   3,207,417
      Construction in progress                                          175,774                     139,990
------------------------------------------------------------------------------------------------------------------------------------
                                                                      7,932,232                   7,714,759
      Less: Accumulated depreciation                                  3,320,534                   2,845,206
------------------------------------------------------------------------------------------------------------------------------------
                                                                     $4,611,698                  $4,869,553
====================================================================================================================================

Note 6: Deposits

A summary of amounts due to depositors at December 31, is shown as follows:

                                                                           2000                   1999
------------------------------------------------------------------------------------------------------------------------------------
      Savings accounts                                                  $57,831,812           $59,430,007
      Money market accounts                                                 125,900               418,126
      Time accounts                                                      76,999,640            67,945,116
      Demand deposits interest bearing                                   15,511,140            13,996,417
      Demand deposits non-interest bearing                                9,895,739             9,745,513
      Mortgage escrow funds                                               1,095,059               900,917
------------------------------------------------------------------------------------------------------------------------------------
                                                                       $161,459,290          $152,436,096
====================================================================================================================================

Time deposits with balances in excess of $100,000 amounted to approximately $13,929,000 and $8,729,000 at December 31, 2000 and 1999, respectively. The approximate maturity of time deposits at December 31, is as follows:

                                                                   2000                                    1999
------------------------------------------------------------------------------------------------------------------------------------
                Year of Maturity                      Amount               Percent              Amount            Percent
------------------------------------------------------------------------------------------------------------------------------------
                       1                              $49,103,000             63.8%            $45,670,000         67.2%
                       2                               14,377,000             18.6%              9,123,000         13.4%
                       3                                6,147,000              8.0%              7,067,000         10.4%
                       4                                2,713,000              3.5%              1,973,000          2.9%
                       5                                1,223,000              1.6%              1,655,000          2.5%
                 Thereafter                             3,437,000              4.5%              2,457,000          3.6%
------------------------------------------------------------------------------------------------------------------------------------
                                                      $77,000,000            100.0%            $67,945,000        100.0%
------------------------------------------------------------------------------------------------------------------------------------

Note 7: Borrowed Funds

The composition of borrowings at December 31 as as follows:

                                                                               2000               1999
Short-term:
  Repurchase agreements                                                  $5,522,000         $9,242,000
  Advances                                                               21,885,000         14,065,000
  Overnight line of credit                                                5,600,000          4,350,000
------------------------------------------------------------------------------------------------------
        Total short term                                                 33,007,000         27,657,000
------------------------------------------------------------------------------------------------------
Long-term:
  Repurchase agreements                                                     912,500            912,500
  Advances                                                               13,310,000         14,310,000
------------------------------------------------------------------------------------------------------
        Total long- term                                                $14,222,500        $15,222,500
------------------------------------------------------------------------------------------------------

The principal balance, interest rate and maturity of the above borrowings at December 31, 2000 is as follows:

                          Term                                                       Principal            Rates
Short-term:
    Repurchase agreements with Morgan Stanley
           due within 3 months                                                       $5,122,000      6.57%-6.68%
    Repurchase agreements with FHLB
           due within 3 months                                                          400,000      6.65%
------------------------------------------------------------------------------------------------------------------------------------
                  Total repurchase agreements                                         5,522,000

    Advances with FHLB
           due within 3 months                                                       10,885,000      5.60% - 6.80%
           due within 3-6 months                                                      7,000,000      6.52% - 7.32%
           due within 6 months to 1 year                                              4,000,000      6.21% - 7.01%
                  Total advances                                                     21,885,000
    Overnight line of credit with FHLB                                                5,600,000      6.538%
------------------------------------------------------------------------------------------------------------------------------------

Total short-term borrowings                                                       $ 33,007,000
------------------------------------------------------------------------------------------------------------------------------------

Long-term:
    Repurchase agreement with Morgan Stanley
           due within 3 years                                                     $     912,500      5.35%
------------------------------------------------------------------------------------------------------------------------------------

    Advances with FHLB
           due within 2 years                                                         3,000,000      5.31% - 7.07%
           due within 3 years                                                         2,000,000      5.61% - 7.13%
           due within 4 years                                                         1,000,000      5.43%
           due after 5 years                                                          7,310,000      5.56% - 5.98%
    Total advances with FHLB                                                         13,310,000
------------------------------------------------------------------------------------------------------------------------------------
Total long-term borrowings                                                           $14,222,500
------------------------------------------------------------------------------------------------------------------------------------

Other information related to short term borrowings is as follows:

                                                                            2000                     1999
------------------------------------------------------------------------------------------------------------------------------------
Maximum outstanding at any month end                                    $34,007,000              $29,039,000
Average amount outstanding during the year                               30,009,000               16,201,000
Average interest rate during the year                                         6.21%                    5.61%
------------------------------------------------------------------------------------------------------------------------------------

The repurchase agreements are collateralized by mortgage-backed and government agency securities which had a carrying value of $6,963,000 at December 31, 2000. The overnight line of credit agreement with the Federal Home Loan Bank (FHLB) is used for liquidity purposes. Interest on this line is determined at the time of borrowing. The average rate paid on the overnight line during 2000 approximated 5.13%. At December 31, 2000, $10,712,000 was available under the line of credit. In addition to the overnight line of credit program, the Company also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. Residential mortgage loans in the amount of $ 52,633,000 have been pledged by the Company under a blanket collateral agreement to secure the Company's line of credit and term borrowings.

Note 8: Employee Benefits

The Company has a noncontributory defined benefit pension plan covering substantially all employees. In addition, the Company provides certain health and life insurance benefits for eligible retired employees.

During the first quarter of 2000, the Company offered early retirement benefits for all employees satisfying the established provisions. Any participant whose sum of his attained age and vested service with the Company equaled or exceeded sixty-five and incurred a termination between February 28, 2000 and April 14, 2000, was eligible for the special early retirement benefit provision allowing for benefit commencement as of May 1, 2000.

Total plan expense for 2000 includes a one time charge of $360,000 to reflect the early retirement benefits, as well as, one time credits for plan curtailment of $189,000, and plan settlement of $199,000, pertaining to the settlement of the related participant obligations.

The following tables set forth the changes in the plan's benefit obligation, fair value of plan assets and prepaid (accrued) benefit cost as of December 31, 2000 and 1999.

                                                                 Pension Benefits                 Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------
                                                           2000              1999              2000              1999
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year              $ 2,759,514       $ 2,989,234       $   379,001       $   385,747
   Service cost                                             96,079           115,393             3,287             3,086
   Interest cost                                           201,808           188,462            23,536            23,975
   Actuarial gain                                         (271,700)         (426,076)               --                --
   Benefits paid                                          (126,519)         (107,499)          (33,806)          (33,807)
   Settlements                                            (811,970)               --                --                --
   Termination Benefits                                    359,675                --                --                --

------------------------------------------------------------------------------------------------------------------------------------
 Benefit obligation at end of year                     $ 2,206,887       $ 2,759,514       $   372,018       $   379,001
------------------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
   Fair value of plan assets at beginning of year      $ 3,562,273       $ 3,129,180       $        --       $        --
   Actual return on plan assets                            563,379           540,592
   Company contribution                                         --                --
   Benefits paid                                          (126,519)         (107,499)
   Settlements                                            (811,970)               --

------------------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year            $ 3,187,163       $ 3,562,273       $        --       $        --
------------------------------------------------------------------------------------------------------------------------------------
Components of prepaid/accrued benefit cost
       Funded (unfunded) status                        $   980,276       $   802,759       $  (372,018)      $  (379,001)
       Unrecognized prior service cost                       2,039             3,377                --                --
       Unrecognized transition obligation                       --                --           216,975           235,953
       Unrecognized actuarial net (gain)loss              (459,801)         (292,476)           24,752            24,999

------------------------------------------------------------------------------------------------------------------------------------
 Prepaid/(accrued) benefit cost                        $   522,514       $   513,660       $  (130,291)      $  (118,049)
------------------------------------------------------------------------------------------------------------------------------------

The significant assumptions used in determining the benefit obligation as of December 31, 2000 and 1999 is as follows:

   Weighted average discount rate                                 8.00%         7.75%                 6.50%               6.50%
   Expected long-term rate of return on plan assets               9.00%         8.00%                   --                  --
   Rate of increase in future compensation levels                 5.50%         5.50%                   --                  --

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. A one-percentage point change in the health care cost trend rates would have the following effects:

                                                                               1 Percentage             1 Percentage
                                                                                    Point                    Point
                                                                                  Increase                 Decrease
------------------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components                            $1,323                   $(1,244)
Effect on postretirement benefit obligation                                        18,749                   (17,613)

Plan assets consist primarily of temporary cash investments and listed stocks and bonds.

The composition of the net periodic benefit plan cost for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                           Pension Benefits                          Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                      2000            1999            1998         2000           1999         1998
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                     $  96,079       $ 115,393       $  94,188    $   3,287      $   3,086    $   2,641
Interest cost                                      201,808         188,462         183,151       23,536         23,975       24,938
Amortization of transition obligation                   --              --              --       18,978         18,978       18,978
Amortization of unrecognized prior service cost      1,050           1,080           1,080           --             --           --
Amortization of gains and losses                    (4,696)          7,656              --          247            274         (893)
Expected return on plan assets                    (274,813)       (246,034)       (253,781)          --             --           --
Net affect of special termination benefits         (28,282)             --              --           --             --           --

------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit plan cost                   $  (8,854)      $  66,557       $  24,638    $  46,048      $  46,313    $  45,664
===================================================================================================================================

The Company also offers a 401(k) plan to its employees. Contributions to these plans were $41,000, $48,000, and $45,000 for 2000, 1999 and 1998, respectively.

Note 9: Deferred Compensation and Supplemental Retirement Plans

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 2000 and 1999, other liabilities include approximately $1,089,000 and $1,080,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 2000, 1999 and 1998 amounted to approximately $68,000, $89,000 and $136,000, respectively.

The Company has a supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2000 and 1999, other liabilities include approximately $483,000 and $314,000 accrued under these plans. Compensation expense includes approximately $187,000, $161,000 and $53,000 relating to the supplemental executive retirement plan for 2000, 1999 and 1998, respectively.

Note 10: Stock Based Compensation Plans

During 1997, shareholders approved the 1997 Stock Option Plan and Management Recognition and Retention Plan for directors, officers and key employees. Under the Stock Option Plan, up to 132,249 options have been authorized for grant of incentive stock options and non-qualified stock options. All options have a 10-year term and vest and become exercisable ratably over a 6-year period. On December 19, 2000, the Board of Directors accepted the voluntary rescission of all issued and unvested incentive stock options and non-statutory stock options under the Pathfinder Bank 1997 Stock Option Plan. The Stock Option Plan currently holds 36,000 options as non-granted.

Activity in the Stock Option Plan is as follows:

                                                            Options                 Option Price               Shares
                                                            Outstanding             Per Share              Exercisable
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        Outstanding at December 31, 1997                         132,000                $6.583                   0
        Granted                                                       --                   --                   --
        Exercised                                                 (2,500)                  --               19,500
        Forfeited                                                     --                   --                   --

------------------------------------------------------------------------------------------------------------------------------------
        Outstanding at December 31, 1998                         129,500                $6.583              19,500
        Granted                                                       --                    --                  --
        Exercised                                                 (7,250)                   --              24,750
        Forfeited                                                     --                    --                  --

------------------------------------------------------------------------------------------------------------------------------------
        Outstanding at December 31, 1999                         122,250                $6.583              44,250
        Granted                                                       --                    --                  --
        Exercised                                                     --                    --              39,750
        Forfeited                                                 (2,250)                   --                  --
          Awards Rescinded                                       (36,000)                   --                  --

------------------------------------------------------------------------------------------------------------------------------------
        Outstanding at December 31, 2000                          84,000                $6.583              84,000
====================================================================================================================================

In February 1997, the Board of Directors approved an option plan with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price for approved options approximated $1,330,000. This amount has been recorded as unearned stock-based compensation within the stockholders' equity section of the consolidated statement of condition and will be recognized as compensation expense ratably over the 6-year vesting period. Compensation expense for the years ended December 31, 2000, 1999 and 1998 approximated $204,000, $272,000 and $247,000, respectively. As a result of the voluntary rescission of the unvested portion of the stock option grants, unearned stock based compensation was reduced by $386,000 during December of 2000.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. Compensation expense for the years ended December 31, 2000, 1999 and 1998 was $128,000, $175,000 and $160,000, respectively. On December 19,
2000, the Board of Directors accepted the voluntary rescission of all issued and unvested awards under the 1997 Recognition and Retention Plan. Accordingly, the shares, which would have been earned by participants in the years 2000, 2001 and 2002 will be retained by the Recognition Plan. The Recognition Plan currently holds 15,750 shares as non-granted. As a result of the voluntary rescission of the unvested portion of the recognition plan grants, unearned stock based compensation was reduced by $263,000 during December of 2000.

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:

                                                   2000                      1999                         1998
------------------------------------------------------------------------------------------------------------------------------------

Net Income:
------------------------------------------------------------------------------------------------------------------------------------
   As reported                                   $355,882                   $930,395                     $1,208,801
   Pro forma                                      266,786                    864,312                       1,117,602

Earnings per share:                     Basic           Diluted       Basic         Diluted          Basic        Diluted
------------------------------------------------------------------------------------------------------------------------------------
           As reported                    $.14           $.14         $.35           $.35            $.44           $.42
           Pro forma                      $.10           $.10         $.33           $.32            $.41           $.40

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions for 2000, 1999 and 1998, respectively: risk free interest rate - 4.63%; dividend yield - 2.19%; market price volatility - 93.6%. An assumed weighted average option life of 6 years has been utilized for each year. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted-average fair value per share of discounted options during 2000 is $15.38.

The Bank sponsors an Employee Stock Ownership Plan (ESOP) for employees who have attained the age of 21 and who have completed a 12 month period of employment with the Bank during which they worked at least 1,000 hours. The Bank purchased 92,574 shares of common stock on behalf of the ESOP. The purchase of the shares was funded by a loan from the Company and the unearned shares are pledged as collateral for the borrowing. As the loan is repaid, earned shares are released from collateral and are allocated to the participants. As shares are earned, the Bank records compensation expense at the average market price of the shares during the period. Cash dividends received on unearned shares are allocated among the participants and are reported as compensation expense. ESOP compensation expense approximated $70,000, $96,000 and $192,000 for the years ended December 31, 2000, 1999 and 1998, respectively. Total earned shares at December 31, 2000, 1999 and 1998 were 53,878, 43,980 and 33,900, respectively.
The estimated fair value of the remaining 38,696 unearned shares at December 31, 2000 is $239,000. Unearned ESOP shares are not considered outstanding for purposes of computing earnings per share.

Note 11: Income Taxes

The provision (benefit) for income taxes for the years ended December 31, is as follows:

                                                                                         2000             1999               1998
------------------------------------------------------------------------------------------------------------------------------------
                               Current                                               $256,840           $522,112          $612,700
                              Deferred                                                (60,553)          (101,638)         (117,667)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $196,287           $420,474          $495,033
------------------------------------------------------------------------------------------------------------------------------------

The provision for income taxes includes the following:

                                                                                        2000              1999              1998
------------------------------------------------------------------------------------------------------------------------------------
                      Federal Income Tax                                             $178,388          $384,853          $410,013
                      New York State Franchise Tax                                     17,899            35,621            85,020
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $196,287          $420,474          $495,033
------------------------------------------------------------------------------------------------------------------------------------

The components of net deferred tax asset (liability), included in other liabilities for the years ended December 31, are as follows:

                                                                                         2000               1999
------------------------------------------------------------------------------------------------------------------------------------
      Assets:
       Deferred and other compensation                                                $622,631            $777,581
       Allowance for loan losses                                                       364,498             288,047
       Investment securities                                                                --             597,263
       Loan origination fees                                                            47,612              33,731
       ESOP                                                                             14,026              12,500
       Postretirement benefits                                                          51,608              57,131
       AMT tax credit carryforward                                                      24,133                  --
       Mortgage recording tax credit carryforward                                       42,723                  --
       NOL carryforward                                                                 54,437                  --
       Other                                                                             6,041               6,092
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     1,227,709           1,772,345
      Liabilities
       Prepaid pension                                                                (188,797)           (205,156)
       IIMF reserve                                                                   (193,459)           (195,071)
       Depreciation                                                                   (116,190)           (103,449)
       Accretion                                                                       (48,201)            (48,603)
       Investment securities                                                           (20,611)                 --
       Other                                                                                --              (2,294)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      (567,258)           (554,573)
------------------------------------------------------------------------------------------------------------------------------------
        Net deferred tax asset (liability)                                            $660,451          $1,217,772
------------------------------------------------------------------------------------------------------------------------------------

The Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                         2000                 1999               1998
    Federal statutory income tax rate                                    34.0%                34.0%              34.0%
    State tax                                                           (17.4)                 1.0                3.2
    Tax-exempt interest income and other, net                            18.9                 (3.9)              (8.1)
------------------------------------------------------------------------------------------------------------------------------------
    Effective income tax rate                                            35.5%                31.1%              29.1%
====================================================================================================================================

Note 12: Earnings per Share

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

                                                                       Earnings            Shares              EPS
2000    Net Income                                                    $355,882
        Basic EPS                                                      355,882           2,556,493             $.14
------------------------------------------------------------------------------------------------------------------------------------
        Effect of dilutive securities:
                 Stock options                                                               6,684
        Diluted EPS                                                    355,882           2,563,177             $.14
=========================================================================================================================

1999    Net Income                                                    $930,395
        Basic EPS                                                      930,395           2,631,812             $.35
------------------------------------------------------------------------------------------------------------------------------------
        Effect of dilutive securities:
                 Stock options                                               0              62,961
        Diluted EPS                                                    930,395           2,694,773             $.35
===================================================================================================================

1998    Net Income                                                  $1,208,801
        Basic EPS                                                    1,208,801           2,773,673             $.44
------------------------------------------------------------------------------------------------------------------------------------
        Effect of dilutive securities:
                 Stock options                                               0              81,206
        Diluted EPS                                                 $1,208,801           2,854,879             $.42
===================================================================================================================

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

Financial instruments whose contract amounts represent credit risk at December
31:

                                                                                      Contract Amount
                                                                                2000                   1999
-----------------------------------------------------------------------------------------------------------------------
                             Commitment to extend credit                     $14,746,000            $8,973,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties. The fair value of these commitments as of December 31, 2000, 1999 and 1998, is not readily determinable.

The Company leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $16,000 in 2000, $16,000 in 1999 and $16,200 in 1998. The lease provides for renewal options for two 10 year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price Index, but limited to 5% in any one year. Approximate minimum rental commitments for the non-cancelable operating lease is as follows:

Years ending December 31:
--------------------------------------------------------------------------------
2001                                                             $17,000
2002                                                              17,000
2003                                                              17,000
2004                                                              18,000
2005                                                              18,000
Thereafter                                                       152,000
--------------------------------------------------------------------------------

         Total minimum lease payments                           $239,000
--------------------------------------------------------------------------------

The Company is required to maintain a reserve balance as established by the Federal Reserve Bank of New York. The required average total reserve for the 14 day maintenance period ended December 27, 2000 was $543,000.

Note 14: Dividends and Restrictions

The board of trustees of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Federal Reserve Bank (the "FRB") has indicated that (i) the Holding Company shall provide the FRB annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the FRB shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will not be available for payment to the minority shareholders and such amounts will be excluded from the Company's capital accounts for purposes of calculating dividend payments to minority shareholders;
(iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and such restricted capital account would be added to any liquidation account in the Company established in connection with a conversion of the Holding Company to stock form and would be maintained in accordance with OTS requirements. During 2000, the Company paid cash dividends totaling $375,632 to the Holding Company. The restricted capital account has a $0 balance as of December 31, 2000.

Retained earnings of the Bank are subject to certain restrictions under New York State Banking regulations. The amount of retained earnings restricted under these regulations approximated $702,973 as of December 31, 2000.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1999, the Bank's most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized", under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain total risk based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the tables below. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                            To be "Well
                                                                                                            Capitalized"
                                                                              For Capital                   Under Prompt
                                                                                Adequacy                     Corrective
                                                   Actual                       Purposes                     Provisions
------------------------------------------------------------------------------------------------------------------------------------
                                               Amount     Ratio            Amount         Ratio          Amount         Ratio
------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000:
      Total Core Capital
        (to Risk Weighted Assets)          $19,547,654      12.8%         $12,182,480     8.0%         $15,228,100      10.0%
      Tier 1 Capital
        (to Risk Weighted assets)          $18,273,947      12.0%          $6,091,240     4.0%          $9,136,860       6.0%
      Tier 1 Capital
        (to Average Assets)                $18,273,947       8.2%          $8,963,413     4.0%         $11,204,266       5.0%

------------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999:
      Total Core Capital
        (to Risk Weighted Assets)          $19,146,818      14.0%         $10,900,160     8.0%         $13,625,200      10.0%
      Tier 1 Capital
        (to Risk Weighted assets)          $17,997,141      13.1%          $5,450,080     4.0%          $8,175,120       6.0%
      Tier 1 Capital
        (to Average Assets)                $17,997,141       8.5%          $8,255,800     4.0%         $10,490,500       5.0%

------------------------------------------------------------------------------------------------------------------------------------

Note 16: Parent Company - Financial Information

The following represents the condensed financial information of Pathfinder Bancorp, Inc. for years ended December 31:

                                                                                            2000                1999
-----------------------------------------------------------------------------------------------------------------------------
Statement of Condition

Assets
  Cash                                                                                   $2,113,312          $2,542,736
  Investments                                                                               150,000             150,000
  Receivable from subsidiary                                                                263,408             318,905
   Investment in bank subsidiary                                                         19,472,350          18,182,641
   Other Assets                                                                              32,111              44,110
------------------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                            $22,031,181         $21,238,392
=======================================================================================================================

Liabilities
  Accrued liabilities                                                                       192,549              24,469
  Due to subsidiary                                                                         876,157           1,139,311
  Shareholders' Equity                                                                   20,962,475          20,074,612
Total Liabilities and Shareholders' Equity                                              $22,031,181         $21,238,392
=======================================================================================================================

                                                                             2000              1999             1998
-----------------------------------------------------------------------------------------------------------------------
      Statement of Income

      Equity in undistributed income of                                    $362,896          $918,787        $1,189,127
          Subsidiary
      Interest income                                                        76,724            79,505            75,122
------------------------------------------------------------------------------------------------------------------------------------
      Income from operations                                                439,620           998,292         1,264,249
      Operating Expenses                                                     72,691            43,428            55,448
------------------------------------------------------------------------------------------------------------------------------------
      Income before income taxes                                            366,929           954,864         1,208,801
      Tax Provision                                                          11,048            24,469                --
-----------------------------------------------------------------------------------------------------------------------
      Net Income                                                           $355,881          $930,395        $1,208,801
=======================================================================================================================

                                                                               2000              1999              1998
-----------------------------------------------------------------------------------------------------------------------
      Statement of Cash Flow

      Operating Activities
             Net Income                                                    $355,882          $930,395        $1,208,801
             Equity in undistributed earnings
                of subsidiary                                              (362,896)         (918,787)       (1,189,127)
             ESOP and other stock based compensation earned                 402,784           543,671           599,170
             Other operating activities                                     (86,329)       (1,803,353)        2,768,020
------------------------------------------------------------------------------------------------------------------------------------
               Net cash provided by/(used in) operating activities          313,420        (1,248,074)       $3,386,864
------------------------------------------------------------------------------------------------------------------------------------
      Investing Activities
             Loan distributed to subsidiary                                      --                --          (390,435)
             Proceeds from loan to subsidiary                                55,497            71,530                --
             Dividends receivable                                                --         3,000,000                --
             Purchase of investments                                             --          (150,000)               --
------------------------------------------------------------------------------------------------------------------------------------
              Net cash provided by/(used in) investing activities            55,497         2,921,530          (390,435)
------------------------------------------------------------------------------------------------------------------------------------
      Financing Activities
             Capital contribution from Bank                                      --                --         3,000,000
             Proceeds from exercise of stock option plan                         --            47,727            16,454
             Cash dividends                                                (614,612)         (608,459)         (541,699)
             Treasury stock purchased                                      (179,750)       (1,196,078)       (2,845,094)
------------------------------------------------------------------------------------------------------------------------------------
                Net cash used in financing activities                      (798,341)       (1,756,810)         (370,339)
------------------------------------------------------------------------------------------------------------------------------------

                (Decrease) increase in cash and cash equivalents           (429,424)          (83,354)        2,626,090
             Cash and cash equivalents beginning of year                  2,542,736         2,626,090                --
------------------------------------------------------------------------------------------------------------------------------------
                Cash and cash equivalents at end of year                 $2,113,312        $2,542,736        $2,626,090
=======================================================================================================================