Form 10-K405, Exhibit 13
period 2001-12-31
PATHFINDER BANCORP INC
filed 2002-03-29
CIK 1046188

                                   EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

                                    [PHOTOS]

                    PROVIDING YOUR ROAD TO FINANCIAL SUCCESS

                         Customers

                                                  Value



                                             [LOGO] PathFinder
                                                       BANCORP,INC.

                                                              2001 ANNUAL REPORT

Community

                                                                      CORPORATE
                                                                     INFORMATION

Pathfinder Bancorp, Inc.                  Pamela S. Knox                             Special Council
Board of Directors                        Assistant Vice President, Lending
                                                                                     Luse Lehman Gorman
Chris C. Gagas, Chairman                  Laurie L. Lockwood                         Pomerenk & Schick
Chris R. Burritt                          Assistant Vice President,                  5335 Wisconsin Avenue N.W.
George P. Joyce                           Assistant Controller,                      Suite 400
Raymond W. Jung                           Human Resource Officer                     Washington, DC 20015
Bruce E. Manwaring
L. William Nelson                         Will O'Brien
Janette Resnick                           Assistant Vice President,                  Independent Auditors
Thomas W. Schneider                       Business Relationship Manager              PricewaterhouseCoopers L.L.P.
Corte J. Spencer                                                                     One Lincoln Center
Steven W. Thomas                          Daniel R. Phillips                         Syracuse, NY 13202
                                          Assistant Vice President, MIS

Directors Emeritus                        Shane R. Stepien                           Transfer Agent
Victor S. Oakes                           Assistant Vice President,                  Registrar and Transfer Company
Lawrence W. O'Brien                       Marketing Manager                          10 Commerce Drive
                                                                                     Cranford, NJ 07016
                                          Michele C. Torbitt
                                          Assistant Vice President,
PathFinder Officers:                      Electronic Commerce                        Investor Relations

Thomas W. Schneider
President, Chief Executive Officer        Anita A. Austin                            Thomas W. Schneider
                                          Auditor                                    President, Chief Executive Officer

W. David Schermerhorn
Executive Vice President,                                                            James A. Dowd, CPA
Loan Administration                       PathFinder Branch Managers                 Vice President, Chief Financial
                                                                                     Officer,
                                                                                     Trust Officer
                                          Tara Fitzgibbons,Main Office
James A. Dowd, CPA                        Craig J. Nessel, Plaza and
Vice President, Chief Financial Officer,    Eastside Offices                         214 West First Street
Trust Officer                             Cynthia L. Claflin, Mexico Office          Oswego, NY 13126
                                          Tona L. Kempston,Fulton Office             (315) 343-0057
Edward Mervine, Esq.
Vice President, General Counsel                                                      General Inquiries and Reports
                                          Corporate Headquarters
Melissa A. Miller                                                                    A copy of the Bank's 2001 Annual
Vice President, Operations,               214 West First Street                      Report to the Securities and Exchange
Corporate Secretary                       Oswego, NY 13126                           Commission, Form 10k, may be
                                          (315) 343-0057                             obtained without charge by written
Gregory L. Mills                                                                     request of shareholders to:
Vice President, Marketing,                Annual Meeting
Branch Administration                                                                Melissa A. Miller
                                          Wednesday, April 24, 2002, 10:00 AM        Vice President, Operations,
Annette L. Burns, CPA                     Econo Lodge Riverfront Hotel               Corporate Secretary
Controller                                71 East First Street                       PathFinder Bank
                                          Oswego, NY 13126                           214 West First Street
Cynthia L. Claflin                                                                   Oswego, NY 13126
Assistant Vice President,
Mexico Branch Manager                     Stock Listing
                                          The Nasdaq SmallCap Market(SM)             FDIC Disclaimer
Roberta Davis                             Symbol: PBHC   Listing: PathBcp            This Annual Report has not been
Assistant Treasurer                                                                  reviewed, or confirmed for accuracy
                                                                                     or relevance, by the FDIC.
Rhonda Hutchins
Assistant Vice President, Sales Manager

                                                                      FINANCIAL
                                                                      HIGHLIGHTS

Pathfinder Bancorp, Inc. is the parent company of Pathfinder Bank. Pathfinder Bank has two operating subsidiaries--Pathfinder REIT, Inc., and Whispering Oaks Development Corporation.

Pathfinder Bancorp, Inc.'s common stock currently trades on The Nasdaq SmallCap Market(SM) under the symbol "PBHC."

The following table sets forth certain financial highlights of the consolidated entity for the periods and at the dates indicated:

                                                        -----------------------------------------------------
                                                            2001      2000       1999      1998      1 997
=============================================================================================================
For the Year (In Thousands)
   Interest Income                                      $ 16,338  $ 15,925   $ 14,664  $ 14,027   $ 14,130
   Interest Expense                                        8,485     8,532      7,035     6,969      6,892
   Net Interest Income                                     7,853     7,393      7,629     7,057      7,238
   Net Income                                              1,602       356        930     1,209      1,854
Per Common Share/(a)/
   Earnings--Basic                                          0.62      0.14       0.35      0.44       0.66
   Book Value                                               8.64      8.06       7.61      8.12       8.20
   Cash dividends declared                                  0.26      0.24       0.24      0.20       0.17
   Stock Price:
     High                                                  14.15      9.63      12.00     26.13      20.00
     Low                                                    5.50      5.38       7.50      9.13       6.25
     Close                                                 13.18      6.19       8.88      9.13      20.00
Year End (In Thousands)
   Total assets                                         $244,366  $232,355   $216,324  $203,252   $196,770
   Investment securities                                  38,857    44,274     43,049    32,665     33,663
   Loans receivable, net                                 161,770   148,362    130,063   125,358    120,038
   Deposits                                              169,589   161,459    152,436   160,219    152,399
   Borrowed funds                                         49,441    47,230     42,880    18,691     18,242
   Equity                                                 22,185    20,962     20,075    22,287     23,583
Selected Performance Ratios
   Return on average assets                                 0.68%     0.16%      0.44%     0.62%      0.97%
   Return on average equity                                 7.34      1.79       4.33      5.12       8.35
   Average equity to average assets                         9.22      8.91      10.24     12.05      11.59
   Dividend payout ratio                                   28.37    173.62      67.65     45.07      26.19
   Net interest rate spread                                 3.35      3.34       3.73      3.73       3.85
   Noninterest expense to total assets                      2.81      3.31       3.30      3.24       2.93
   Efficiency ratio                                        70.61     90.64      80.54     75.96      66.72
   Nonperforming loans to net loans receivable              1.30      1.23       1.96      1.46       1.24
   Nonperforming assets to total assets                     1.13      1.17       1.48      1.27       1.15
   Allowance for loan losses to net loans receivable        1.03      0.86       0.88      0.75       0.69
   Number of full service offices                              5         5          5         5          5
Selected Cash Earnings Performance Ratios/(b)/
   Cash earnings (in thousands)                          $ 1,908     $ 859    $ 1,532   $ 1,850    $ 2,421
   Cash earnings per share--basic                           0.74      0.34       0.58      0.67       0.87
   Return on average assets (cash basis)                    0.81%     0.38%      0.73%     0.94%      1.26%
   Return on average equity (cash basis)                    8.74      4.32       7.13      7.84      10.90
   Noninterest expense to average assets (cash basis)       2.72      3.13       2.99      2.89       2.59
   Efficiency ratio (cash basis)                           66.41     82.21      70.84     65.42      57.37

(a) Per common share data has been retroactively restated to reflect the three-for-two stock split paid on February 5, 1998 to shareholders of record January 26, 1998.
(b) Cash earnings exclude noncash charges for amortization relating to goodwill and the allocation of ESOP stock.

[PHOTO]

"Above all, however, we view banking as "a people business and it is our employees who will provide us with the greatest competitive advantage..."

                           LETTER TO OUR SHAREHOLDERS

On behalf of the Board of Directors and employees of Pathfinder Bancorp, Inc., the holding company of Pathfinder Bank, I am pleased to present our Annual Report to our shareholders. We invite you to attend our Annual meeting on April 24, 2002, at 10:00 a.m. at the Econo Lodge Riverfront Hotel in Oswego.

Financial Performance

Financial performance for the year 2001 demonstrated significant improvement over the prior two years. The company reported earnings of $1.6 million which equates to $.62 per share and a return on average equity of 7.34%. On a cash basis the company earned $1.9 million, or $.74 per share with a return on average equity of 8.74%, and a return on average assets of .81%. Additionally, earnings improved quarter over quarter throughout the year. Fourth quarter net income totaled $537,000 which would provide annualized earnings per share of $.84 and a return on average equity of 9.54%. We are encouraged by the earnings trend and are striving to continually improve performance.

The increase in earnings is partially attributable to lower short-term interest rates and a steeper yield curve, which created wider net interest margins. Performance improvement is also attributable to increased service fee revenue and better expense management. The effect of these factors was to grow core revenue by 7.6% while holding operating expense unchanged (after adjusting 2000 expenses for unusual and nonrecurring charges). We are defining core revenue as net interest income plus noninterest income exclusive of securities gains and losses. Improved expense management is noted in an overhead ratio of 2.81% and an efficiency ratio of 70.61%, which again reflect significant improvements over prior years. On a cash basis these ratios are 2.72% and 66.41%.

Improved efficiency remains a critical strategic objective of the company by attaining a long-term rate of growth of revenues in excess of the rate of growth of operating expenses.

Products Growth

Total loans grew by $13.7 million, or 9.1%, as lower interest rates fueled demand and the addition of new loan specialists broadened the bank's geographic reach. The net increase to the loan portfolio was the result of approximately $50.0 million in loan originations, a 40% increase in production over the prior years' record high volume.

Deposit growth of $8.1 million, or 5.0%, reversed a trend of bank deposits flowing into the equities markets.

Service Expansion and People

The bank continued to provide increased services to enhance customer convenience, diversify revenue sources, and utilize technology to reduce operating expenses and improve the customer experience. These enhanced services include:

     .    eSolutions by Pathfinder, our internet banking service.

     . Cash management and sweep services to assist our business clients in optimizing cash flow earnings.

     .    Extended weekday hours and Saturday hours.

     .    Check imaging to assist in recordkeeping and retention.

     .    New ATM locations.

     . Continued expansion of Investment Services with over 500 client accounts and $14 million under management.

Providing an enhanced menu of products and services, expanding the availability of our banking facilities, and optimizing our technology are ways in which we seek to increase our competitive position. Above all, however, we view banking as a people business and it is our employees who will provide us with the greatest competitive advantage by continuing to forge strong relationships with our customers and our communities. We place a high emphasis on our hiring practices and ongoing training to attain and retain the best people in our markets. It is our objective to continually foster a working environment that is conducive to the attainment of excellence. It is our opinion that the company with the best people wins.

Stock Performance

The bank's stock price appreciated approximately 113% during 2001 while dividends increased by 8.3%. The increase in stock can be attributed to a number of factors including:

     .    Improved earnings performance.

     .    Investor shift from growth technology to value stocks.

     . Traditional improvement in thrift stock performance resulting from declining interest rates and a steeper yield curve.

     . The exponential impact of exchange ratio valuations on MHC subsidiary stocks.

     . The effect of "re-mutualization" transactions on MHC subsidiary valuations.

There are many external factors that affect the Company's stock price. The factors that we can control and impact: earnings, capital management, and franchise growth, are core fundamentals. It is these fundamentals that the board and management are constantly focused on and which we strive to continually improve.

2002--Looking Forward

In uncertain times such as these, it is vitally important to focus on the basic financial management principles of banking--managing credit risk and interest rate risk.

As the economy moves through this recessionary phase of the business cycle, it is imperative to identify early credit problems and take corrective action. We will be reviewing extensively our policies, procedures, processes, and standards to ensure asset quality remains strong.

As the economy moves out of the present recession, interest rates will rise on inflationary expectations. It is important to understand the sensitivity of the bank's financial instruments to this expected rate rise and seek to mitigate net interest margin compression through product selection and balance sheet management.

We will continue to emphasize these principles as the foundations of good banking practice.

In 2002 we will look to optimize and expand our branch delivery system to continue providing the best in personalized, attentive banking to our existing customers while seeking to expand our markets and our market penetration. Convenient customer access to quality products and services through multiple delivery channels, with high personal contact is our method and means to increase franchise value.

We look forward to the challenge of managing risk in uncertain times and the opportunities to deliver our products and services to individuals and businesses in our communities. We appreciate the support and investment of our shareholders in helping us to excel as community bankers.


                                       /s/ Thomas W. Schneider

                                           Thomas W. Schneider

                                  President and Chief Executive Officer

                                       Pathfinder Bancorp, Inc.

                 PERSONAL BANKING                                           BUSINESS BANKING
PathFinder Bank's many products and services provide         PathFinder Bank and the business community have
customers with a variety of options when it comes to        been working together since the Bank opened their
       making important financial decisions.                    doors as a financial institution in 1859.

                    Bank Cards                                          Simple Business Checking
              Certificates of Deposit                                  Business Analysis Checking
             Checking/Savings Accounts                           eSolutions by PathFinder Online Banking
      eSolutions by Pathfinder Online Banking                        Merchant Credit Card Services
                Investment Services                                  Cash Management/Sweep Account
                    Mortgages                                          Business Installment Loans
                  Personal Loans                                        Business Lines of Credit
                 Ready ATM Banking                                    Commercial Real Estate Loans
                  Trust Services                                           Commercial Leasing
               Young Investors Club                                   Commercial Letters of Credit



                              YOUR FINANCIAL GUIDE

PathFinder Bancorp, Inc. was formed in November 1997 as the mid-tier holding company of PathFinder Bank, formerly Oswego City Savings Bank, a New York State chartered, FDIC insured savings bank headquartered in the community of Oswego, New York on Lake Ontario.

PathFinder Bancorp, Inc. is 61% owned by PathFinder Bancorp, MHC and 39% by our public shareholders.

The Company's stock is traded on The Nasdaq SmallCap MarketSM under the symbol "PBHC".

The Company's principal business is the 100% ownership of PathFinder Bank, the oldest financial institution in Oswego County.

The Bank was originally chartered as Oswego City Savings Bank on May 28, 1859 as a savings bank, before changing its name to PathFinder Bank in November 1999. The Bank has five branch offices located in Oswego County. The Main office and two branches are located in Oswego, with the others in Fulton and Mexico.

Since its inception, the Bank's mission has been to serve the banking needs of the individuals and businesses of Oswego County.

Over the years, PathFinder has evolved into a full-service financial institution engaged primarily in the business of attracting deposits from consumers and businesses in its market area and originating residential and commercial real estate loans, small business loans, and consumer loans.

The Bank also maintains both a Trust and Investment division that provide a broad range of estate, wealth management, retirement and financial planning.

PathFinder Bank has always prided itself on commitment to customer service and the people, families and businesses of the Oswego County community. The Bank's reputation as a community leader and partner is greatly evidenced by its significant contributions of financial and human resources to local service groups, non-profit and charitable organizations.

                                                                    MANAGEMENT'S
                                                                     DISCUSSION
                                                                    AND ANALYSIS


General

Throughout the Management's Discussion and Analysis the term, "the Company," refers to the consolidated entity of Pathfinder Bancorp, Inc. Pathfinder Bank is a wholly owned subsidiary of Pathfinder Bancorp, Inc. Pathfinder REIT, Inc. and Whispering Oaks Development Corp. represent wholly owned subsidiaries of Pathfinder Bank. At December 31, 2001, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Pathfinder Bank. At December 31, 2001, 1,583,239 shares, or 60.9%, of the Company's common stock was held by Pathfinder Bancorp, MHC, the Company's mutual holding company parent and 1,017,756 shares, or 39.1%, was held by the public.

When used in this Annual Report the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market areas and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically declines any obligation, to publicly release the results of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

The Company's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage and other loans, investment securities and other assets, and its cost of funds consisting of interest paid on deposits and other borrowings. The Company's net income also is affected by its provision for loan losses, as well as by the amount of noninterest income, including income from fees, service charges and servicing rights, net gains and losses on sales of securities, loans and other real estate, and nonin-terest expense such as employee compensation and benefits, occupancy and equipment costs, data processing costs and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company. In particular, the general level of market rates tends to be highly cyclical.

Plan of Charter Conversion

On June 19, 2001, Pathfinder Bancorp, Inc. completed its conversion to a federal charter. The charter conversion was completed pursuant to plans of charter conversion which were approved by the Office of Thrift Supervision. Upon completion of the charter conversion, the outstanding shares of common stock, par value $.10 per share of Pathfinder Bancorp, Inc. became, by operation of law, common stock, par value $.01 per share of the Company on a one-for-one basis and the shares of the Company continue to be traded under the symbol PBHC on The Nasdaq SmallCap MarketSM. The Board of Directors and Management believe the charter conversion to be in the best interest of the Company and its shareholders.

Business Strategy

The Company's business strategy is to operate as a well-capitalized, profitable and independent community bank dedicated to providing value-added products and services to our customers. Generally, the Company has sought to implement this strategy by emphasizing retail deposits as its primary source of funds and maintaining a substantial part of its assets in locally-originated residential first mortgage loans, loans to business enterprises operating in its markets, and in investment securities. Specifically, the Company's business strategy incorporates the following elements: (i) operating as an independent community-oriented financial institution, maintaining a strong customer base;
(ii) maintaining capital in excess of regulatory requirements; (iii) emphasizing investment in one-to-four family residential mortgage loans, loans to small businesses and investment securities; and (iv) maintaining a strong retail deposit base.

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

MANAGEMENT'S
 DISCUSSION
AND ANALYSIS

(continued)


Management believes that the Company can be more effective in servicing its customers than many of its nonlocally headquartered competitors because of the Company's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Company's ability to provide these services is enhanced by the stability of the Company's senior management, which has an average tenure with the Company of over 14 years.

Management believes that the following actions over the past seven years have helped to enhance and preserve its presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton; the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence, the expansion of the Company's small business lending services, and the creation of a Trust and Investment Services division to further serve the community needs and provide additional revenue sources. The Company is committed to exploring additional lines of business and the formation of strategic alliances to maintain its independence and enhance its profitability in a competitive, consolidating industry.

Capital and Asset Levels

The Company's shareholders' equity has decreased from $22.3 million at December 31, 1998 to $22.2 million at December 31, 2001. Exclusive of treasury share transactions and SFAS 115 adjustments, the Company's equity has increased $2.6 million, or 11.3%, during the same time period. The Company's ratio of shareholders' equity to total assets was 9.08% at December 31, 2001.Total assets have increased by $41.1 million, or 20.2%, since December 31, 1998. The Company's capital exceeds all regulatory capital requirements (see footnote #15 of the consolidated financial statements for Pathfinder Bancorp, Inc.).

Emphasis on Residential Mortgage Lending, Small Business Lending and Investment Securities

The Company emphasizes residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Company has not been an active purchaser of loans or loan participations.The Company has expanded its service to the small business community in its marketplace through deposit and lending services. The Company has proceeded cautiously in this business line expansion cognizant of the need for the proper management and infrastructure to analyze associated credit risk at origination and throughout the life of the lending relationship. To supplement local mortgage and commercial loan originations, the Company invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the Company reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans. At December 31, 2001, 89.2% of the Company's total loan portfolio consisted of loans secured by real estate, of which 18.6% consisted of commercial real estate loans. In addition, at December 31, 2001, 21.9% of the Company's total assets consisted of investment securities.

Strong Retail Deposit Base

The Company has a relatively strong retail base drawn from the five full-service offices in its market area. At December 31, 2001, 55.1% of the Company's deposit base of $169.6 million consisted of core deposits, which included noninterest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money management deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings.The Company will continue to emphasize retail deposits by maintaining its network of full service offices, and providing depositors with a full range of accounts.

Changes in Financial Condition

Comparison at December 31, 2001 and December 31, 2000

Total assets increased $12.0 million, or 5.2%, to $244.4 million at December 31, 2001 from $232.4 million at December 31, 2000. The increase in assets is primarily attributable to a $3.3 million increase in cash and cash equivalents, a $4.5 million increase in mortgage loans held-for-sale and an increase of $13.4 million, or 9.0%, in net loans receivable to $161.8 million from $148.4 million. These increases were partially offset by a decrease in investment securities of $10.3 million, or 16.2%, to $53.4 million at December 31, 2001 from $63.8 million at December 31, 2000. The increase in total assets was primarily the result of the company's continued emphasis on residential real estate financing as well as growth in the Company's commercial loan portfolio.

Total liabilities increased $10.8 million, or 5.1%, to $222.2 million at December 31, 2001 from $211.4 million at the end of the prior fiscal year. The increase was primarily attributable to an $8.1 million, or 5.0%, increase in deposits to $169.6 million at December 31, 2001 from $161.5 million at December 31, 2000, an increase in borrowed funds of $2.2 million to $49.4 million at December 31, 2001 from $47.2 million at December 31, 2000 and a $450,000 increase in other liabilities to $3.2 million at December 31, 2001 from $2.7 million at December 31, 2000. The increase in deposits was comprised of a $2.9 million, or 4.9%, increase in savings accounts, an increase of $3.1 million, or 31.7%, in noninterest-bearing demand accounts, and an increase in money management accounts of $4.4 million, partially offset by a $2.4 million, or 3.1%, decrease in time deposits and a $280,000, or 1.8%, decrease in interest-bearing demand accounts. The increase in deposit accounts is primarily due to the Company's active efforts to obtain additional deposit relationships garnered through expanded lending relationships, as well as a current year trend of funds moving out of equity markets into fixed income products.

Shareholders' equity increased $1.2 million, or 5.8%, to $22.2 million at December 31, 2001 from $21.0 million at December 31, 2000. The increase is attributable to net income of $1.6 million, an increase in accumulated other comprehensive income of $50,000, combined with a $54,000 decrease in unearned ESOP shares, and an additional paid in capital increase of $356,000. These increases were partially offset by dividends declared of $446,000 and the repurchase of 10,000 shares of the Company's common stock totaling $134,000.

Comparison at December 31, 2000 and December 31, 1999

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

Total liabilities increased $14.6 million, or 7.5%, to $210.9 million at December 31, 2000 from $196.2 million at the end of the prior fiscal year. The increase was primarily attributable to a $9.0 million increase in deposits to $161.5 million at December 31, 2000 from $152.4 million at December 31, 1999, an increase in borrowed funds of $4.4 million to $47.2 million at December 31, 2000 from $42.9 million at December 31, 1999 and a $1.3 million increase in other liabilities to $2.2 million at December 31, 2000 from $933,000 at December 31, 1999. The increase in deposits was comprised of a $9.1 million, or 13.3%, increase in time deposits, a $1.5 million, or 1.1%, increase in interest-bearing demand accounts, offset by a decrease in savings accounts of $1.6 million, or 2.7%. The increase in borrowed funds represent term advances and overnight borrowings utilized to fund the Company's growth in its loan portfolio. The increase in other liabilities was the result of a $557,000 decrease in deferred taxes, an increase in taxes payable of $119,000, an increase of $177,000 in deferred compensation and a $133,000 increase in other expenses payable.

Shareholders' equity increased $888,000, or 4.4%, to $21.0 million at December 31, 2000 from $20.1 million at December 31, 1999. The increase is attributable to an increase in accumulated other comprehensive income of $927,000, combined with a $981,000 decrease in unearned stock-based compensation and net income of $356,000. These increases were partially offset by dividends declared of $618,000 and the repurchase of 22,000 shares of the Company's common stock totaling $180,000.

Results of Operations

General

The Company had net income of $1.6 million, $356,000 and $930,000, for the fiscal years ended December 31, 2001, 2000, and 1999, respectively. The increase in net income for the year ended December 31, 2001, compared to 2000 resulted primarily from a decrease in other expenses of $838,000, or 10.9%, to $6.9 million, an increase in net interest income of $460,000, or 6.2%, a $237,000 increase in other income and a $523,000 increase in gains on securities, loans and other real estate. These increases were partially offset by a $464,000 increase in the provision for loan losses and a $347,000 increase in the provision for income taxes. Prior year income was adversely impacted by certain unusual charges in the first quarter totaling approximately $578,000 and other nonrecurring charges totaling approximately $270,000. Additionally, the Company incurred losses of approximately $195,000 on the sale of investment securities during the first quarter of the prior year. The tax benefit of the unusual items, nonrecurring charges, and securities losses totaled approximately $241,000. Net income, exclusive of the first quarter 2000 charges, increased by $445,000, or 38.4%.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

Interest Income

Interest income totaled $16.3 million for the year ended December 31, 2001, as compared to $15.9 million for the year ended December 31, 2000, an increase of $413,000, or 2.6%. The increase in interest income was principally attributable to an increase of $10.8 million in the average balance of interest-earning assets to $216.8 million from $206.1 million, offset by a decrease in the tax equivalent yield on interest-earning assets to 7.58% from 7.82%. The increase in average interest-earning assets occurred as a result of growth in the loan portfolio. Average loans increased $16.4 million, or 11.8%. The decrease in the average yield on interest-earning assets is principally the result of decreases in the overall interest rate environment throughout the year. The declining interest rate environment resulted in repricing of the existing real estate loan portfolio as well as new originations occurring at lower rates than in prior periods.

Interest income on real estate loans totaled $11.0 million and $10.1 million for the years ended December 31, 2001 and 2000, respectively. The $919,000, or 9.1%, increase resulted from a $13.8 million increase in

MANAGEMENT'S
 DISCUSSION
AND ANALYSIS

(continued)

the average balance of real estate loans to $138.8 million from $125.0 at December 31, 2001 and 2000, respectively, partially offset by a decrease in the average yield on real estate loans of 14 basis points, to 7.92% for 2001 from 8.06% for 2000. The increase in the average balance on real estate loans was principally due to the increase in originations of 15-year fixed rate residential real estate. The decrease in the yield is primarily due to residential loans originating at lower rates during 2001.

Interest income on commercial loans remained relatively consistent at $1.1 million for the year ended December 31, 2001 as compared to the prior year. The average balance of commercial loans increased $1.9 million, or 17.1%, to $12.7 million from $10.8 million in the prior year. The increase in the average balance of commercial loans was offset by a decrease in the average yield to 8.38% from 10.15% when compared to the prior year. The increase in the average balance of commercial loans reflects the Company's continuing efforts to provide lending to qualified local businesses. The decrease in the yield on commercial loans is primarily due to the 475 basis point decline in the Company's prime rate which has affected the yield on prime-based commercial lending.

Interest income on consumer loans increased $79,000, or 18.9%, to $496,000 for the year ended December 31, 2001 from $417,000 for the year ended December 31, 2000.The increase was due to an increase in the average balance of consumer loans of $733,000, or 21.4%, to $4.2 million from $3.4 million, offset by a slight decrease in the average yield on consumer loans to 12.0% from 12.2% when compared to the prior year.

Interest income on mortgage-backed securities decreased by $184,000, or 12.5%, to $1.3 million from $1.5 million for the years ended December 31, 2001 and 2000, respectively. The decrease in interest income on mortgage-backed securities resulted from a decrease in the average balance of mortgage-backed securities of $1.6 million, or 7.5%.

Interest income on investment securities, on a tax equivalent basis, decreased $500,000, or 16.5%, for the year ended December 31, 2001 to $2.5 million from $3.0 million for the same period in 2000. The decrease resulted from a decrease in the average balance of investment securities of $5.2 million, or 11.7%, to $39.5 million at December 31, 2001 from $44.8 million at December 31, 2000, combined with a decrease in the average yield on investment securities, on a tax equivalent basis, to 6.40% from 6.77% for the years ended December 31, 2001 and 2000, respectively. The decrease in the average balance of investment securities resulted primarily from the proceeds from calls and maturities of investment securities. These proceeds were utilized to fund the Company's loan growth.

Interest income on interest-earning deposits increased $56,000 to $65,000 for the year ended December 31, 2001 from $9,000 for the prior year. The increase was due to a $1.3 million increase in the average balance on interest-earning deposits, partially offset by a decrease in the average yield on such deposits to 4.58% from 6.80%.

Interest Expense

Interest expense decreased $47,000, or 0.6%, to $8.5 million for the year ended December 31 2001. The decrease in interest expense was principally the result of a decrease in the average cost of funds to 4.24% in 2001 from 4.48% in the prior year. The decrease in the average cost is primarily attributable to a decrease in the overall interest rate environment during the twelve months ended December 31, 2001. The average balance of interest-bearing liabilities increased $9.7 million, or 5.1%, to $200.2 million at December 31, 2001 as compared to $190.5 million at the end of the prior year. Interest expense on time deposits increased $242,000, or 5.8%, to $4.4 million from $4.2 million when comparing the twelve months ended December 31, 2001 with the same period in the prior year. Interest expense on NOW and savings accounts decreased $36,000, or 2.1%. The average balance on savings and club accounts increased $1.1 million, or 1.8%, to $60.9 million for the year ended December 31, 2001 from $59.8 for the prior year, while the average cost of such deposits decreased to 2.35% from 2.42%. The average balance on time deposits increased $5.8 million, or 8.1%, to $77.7 million for the year ended December 31, 2001, from $71.8 million for the prior year. The average cost of time deposits decreased to 5.66% from 5.78%.

The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York and funds obtained through repurchase agreements ("repos"). Interest expense on borrowed funds decreased $294,000, or 11.0%, to $2.4 million for the year ended December 31, 2001 from $2.7 million at the prior year end. This decrease was primarily the result of a decrease in the average cost of borrowed funds to 5.36% from 6.13%, partially offset by an increase in the average balance of the borrowings of $740,000, to $44.5 million, from $43.7 million for 2001 and 2000, respectively.

Average Balance Sheet

The following table sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 2001, 2000 and 1999, using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Nonaccrual loans have been included in interest-earning assets for purposes of these calculations.

                                                                               Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                    2001                                2000
                                                        -------------------------------------------------------------------
                                                        Average               Average        Average    Average     Average
(Dollars in thousands)                                  Balance  Interest  Yield/Cost        Balance   Interest  Yield/Cost
---------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Real estate loans residential                         $110,965  $ 8,508       7.67%       $ 99,863    $ 7,792       7.80%
  Real estate loans commercial                            27,847    2,488       8.93%         25,137      2,285       9.09%
  Commercial loans                                        12,689    1,063       8.38%         10,837      1,100      10.15%
  Consumer loans                                           4,152      496      11.95%          3,419        417      12.20%
  Mortgage-backed securities                              20,237    1,293       6.39%         21,868      1,477       6.75%
  Taxable investment securities                           33,344    2,089       6.26%         38,177      2,482       6.50%
  Nontaxable investment securities                         6,192      441       7.12%          6,604        548       8.30%
  Interest-earning deposits                                1,418       65       4.58%            147          9       6.80%
---------------------------------------------------------------------------------------------------------------------------
     Total interest-earning assets                      $216,844  $16,443       7.58%       $206,052    $16,110       7.82%
Noninterest-earning assets:
  Other assets                                            20,796                              20,010
  Allowance for loan losses                               (1,431)                             (1,143)
  Net unrealized gains (losses) on
     available-for-sale portfolio                            605                              (1,726)
---------------------------------------------------------------------------------------------------------------------------
     Total assets                                       $236,814                            $223,193
---------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
  NOW accounts                                          $ 16,064  $   228       1.42%       $ 15,144    $   249       1.64%
  Money management accounts                                1,080       41       3.80%              -          -           -
  Savings and club accounts                               60,936    1,435       2.35%         59,833      1,450       2.42%
  Time deposits                                           77,681    4,396       5.66%         71,837      4,154       5.78%
  Borrowings                                              44,458    2,385       5.36%         43,718      2,679       6.13%
---------------------------------------------------------------------------------------------------------------------------
      Total interest-bearing liabilities                $200,219  $ 8,485       4.24%       $190,532    $ 8,532       4.48%
---------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing liabilities:
  Demand deposits                                         11,175                              10,497
  Other liabilities                                        3,592                               2,268
---------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                   214,986                             203,297
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                      21,828                              19,896
---------------------------------------------------------------------------------------------------------------------------
     Total liabilities & shareholders' equity           $236,814                            $223,193
===========================================================================================================================
Net interest income                                               $ 7,958                               $ 7,578
===========================================================================================================================
Net interest rate spread                                                         3.35%                                3.34%
===========================================================================================================================
Net interest margin                                                              3.67%                                3.68%
===========================================================================================================================
Ratio of average interest-earning assets to average
     interest-bearing liabilities                                              108.30%                              108.15%
===========================================================================================================================

                                                                  1999
                                                    ------------------------------
                                                     Average
(Dollars in thousands)                               Balance  Interest  Yield/Cost
----------------------------------------------------------------------------------
Interest-earning assets:
  Real estate loans residential                     $ 97,355   $ 7,484       7.69%
  Real estate loans commercial                        22,538     2,185       9.69%
  Commercial loans                                     7,117       728      10.23%
  Consumer loans                                       3,718       411      11.05%
  Mortgage-backed securities                          21,519     1,452       6.75%
  Taxable investment securities                       32,935     2,014       6.12%
  Nontaxable investment securities                     5,695       488       8.57%
  Interest-earning deposits                            1,002        60       5.99%
----------------------------------------------------------------------------------
     Total interest-earning assets                  $191,879   $14,822       7.72%
Noninterest-earning assets:
  Other assets                                        18,525
  Allowance for loan losses                           (1,000)
  Net unrealized gains (losses) on
     available-for-sale portfolio                        406
----------------------------------------------------------------------------------
     Total assets                                   $209,810
----------------------------------------------------------------------------------
Interest-bearing liabilities:
  NOW accounts                                      $ 15,119   $   273       1.81%
  Money management accounts                               --        --
  Savings and club accounts                           62,403     1,460       2.34%
  Time deposits                                       68,482     3,616       5.28%
  Borrowings                                          30,511     1,686       5.53%
----------------------------------------------------------------------------------
      Total interest-bearing liabilities            $176,515   $ 7,035       3.99%
----------------------------------------------------------------------------------
Noninterest-bearing liabilities:
  Demand deposits                                      9,736
  Other liabilities                                    2,083
----------------------------------------------------------------------------------
     Total liabilities                               188,334
----------------------------------------------------------------------------------
Shareholders' equity                                  21,476
----------------------------------------------------------------------------------
     Total liabilities & shareholders' equity       $209,810
==================================================================================
Net interest income                                            $ 7,787
==================================================================================
Net interest rate spread                                                     3.73%
==================================================================================
Net interest margin                                                          4.06%
==================================================================================
Ratio of average interest-earning assets to average
     interest-bearing liabilities                                          108.70%
==================================================================================

MANAGEMENT'S
 DISCUSSION
AND ANALYSIS

(continued)

Rate/Volume Analysis

Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) changes attributable to both rate and volume have been allocated equally.

                                                          Year Ended December 31,
------------------------------------------------------------------------------------------------
                                               2001 vs. 2000               2000 vs. 1999
                                         Increase (Decrease) Due to  Increase (Decrease) Due to
                                        --------------------------------------------------------
                                                              Total                       Total
                                                           Increase                    Increase
(In Thousands)                          Volume    Rate   (Decrease)  Volume    Rate   (Decrease)
------------------------------------------------------------------------------------------------
Interest Income:
   Real estate loans residential         $ 857   $(141)      $ 716  $  195    $ 113      $  308
   Real estate loans commercial            245     (42)        203     244     (144)        100
   Commercial loans                        171    (208)        (37)    379       (7)        372
   Consumer loans                           88      (9)         79     (35)      41           6
   Mortgage-backed securities             (108)    (76)       (184)     25       --          25
   Taxable investment securities          (308)    (85)       (393)    337      131         468
   Nontaxable investment securities        (32)    (75)       (107)     75      (15)         60
   Interest-earning deposits                73     (17)         56     (57)       7         (50)
------------------------------------------------------------------------------------------------
     Total interest income                 986    (653)        333   1,163      126       1,289
Interest Expense:
   NOW and escrow accounts                   3     (24)        (21)     --      (24)        (24)
   Money management accounts                41      --          41      --       --          --
   Savings and club accounts                15     (30)        (15)    (60)      50         (10)
   Time deposits                           333     (91)        242     183      355         538
   Borrowings                               37    (331)       (294)    794      199         993
------------------------------------------------------------------------------------------------
     Total interest expense                429    (476)        (47)    917      580       1,497
------------------------------------------------------------------------------------------------
Net change in interest income            $ 557   $(177)      $ 380  $  246    $(454)     $ (208)
================================================================================================

Net Interest Income

Net interest income increased $380,000, or 5.0%, on a tax equivalent basis, for the year ended December 31, 2001 as compared to December 31, 2000. The increase in net interest income was comprised of an increase in interest income of $333,000 or 2.1%, and a decrease in interest expense of $47,000, or 0.6%. The increase occurred due to an increase in the average balance of interest-earning assets of $10.8 million, or 5.2%, and a decrease in the average cost of interest-bearing liabilities to 4.24% from 4.48%, partially offset by a decrease in the average yield of interest-earning assets to 7.58% from 7.82% and a $9.7 million, or 5.1%, increase in the average balance of interest-bearing liabilities. The increase in net interest income reflects the impact of falling interest rates on the Company's liability sensitive balance sheet. The Company's deposits and borrowed funds tend to reprice faster than the Company's investments in loans and securities. This is best illustrated by the increase in net interest rate spread in the fourth quarter of 3.59%, compared to 3.06% for the same period in 2000.

Provision and Allowance for Loan Losses

Allowance for loan losses represents the amount available for probable credit losses in the Company's loan portfolio as estimated by management. Reserves are determined through a quarterly analysis of the portfolio. This analysis results in the identification and quantification of loss factors for each group of loans. The risk portfolio and experience of the existing portfolio, along with growth, concentrations and management resources are also considered. The reserve for loan losses reflects management's best estimate of probable loan losses at December 31, 2001. Management continually evaluates loan loss reserve adequacy from a variety of perspectives, including projected overall economic conditions for the coming year, concentration of the loan portfolio by industry and loan type, and individual customer conditions. The loan loss reserve was increased to $1.7 million at December 31, 2001, versus $1.3 million in 2000. As a percent of total loans, the loss reserve ratio increased to 1.03% from 0.86% in 2000. The increase in provision reflects management's concern of recessionary pressures on the credit quality of the Company's loan portfolio.

Nonperforming loans (past due 90 days or more) increased $292,000, or 16.0%, to $2.1 million at December 31, 2001, from $1.8 million at the end of the prior year. The nonperforming loans to total loans ratio at December 31, 2001 was 1.3% compared to 1.2% at December 31, 2000. Charge-offs, net of recoveries, increased $182,000 to $302,000, or 0.19% of average loans compared to $120,000, or 0.09%
of average loans in the prior year. Total delinquencies (past due 30 days or more) to total loans receivable at December 31, 2001 are 4.03% compared to 2.70% at December 31, 2000, an increase of 49.3%.

The Company established a provision for loan losses for the year ended December 31, 2001 of $708,000 as compared to a provision of $244,000 for the year ended December 31, 2000. The increase in the provision for loan losses is attributable to an increase in loans charged off in 2001, an increase in the loans receivable balance, an increase in the risk rating of a commercial loan relationship, and an increase in the overall level of delinquencies in the loan portfolio.

Noninterest Income

The Company's noninterest income is principally comprised of fees on deposit accounts and transactions, loan servicing, commissions, and net gains on securities and loans. Noninterest income exclusive of net gains on securities, loans and other real estate increased $237,000, or 20.9%, to $1.4 million for the year ended December 31, 2001, when compared to the same period in the prior year.

The increase in noninterest income primarily results from an $81,000 increase in income recognized on the cash value of bank-owned life insurance, a $66,000 increase in service charges on deposit accounts and a $63,000 increase in loan servicing fees. Net gain on securities, loans and other real estate increased $523,000 for the year ended December 31, 2001 when compared to the 2000 period.

Noninterest Expense

Noninterest expense decreased $838,000, or 10.9%, to $6.9 million for the year ended December 31, 2001 from $7.7 million for the prior year. Noninterest expense for the first quarter of 2000 was adversely impacted by unusual items and nonrecurring charges of approximately $789,000. Exclusive of the unusual and nonrecurring charges, noninterest expense remained relatively consistent from year to year decreasing by 0.7%.

The Company's overhead (noninterest expense to average assets) and efficiency ratios for the year ended December 31, 2001 were 2.81% and 70.61%, respectively. The stock-based compensation plan expense and the Company's amortization of goodwill represent noncash expenses in that they do not decrease the generation of tangible capital. If these noncash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 2000 would be 2.72% and 66.41%, respectively.

Income Tax Expense

Income tax expense increased $347,000 to $544,000 for the year ended December 31, 2001 as compared to $196,000 in the prior year. The increase in income tax expense reflected higher pre-tax income during the year.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999

Interest Income

Interest income totaled $15.9 million for the year ended December 31, 2000, as compared to $14.7 million for the year ended December 31, 1999, an increase of $1.3 million, or 8.6%. The increase in interest income was principally attributable to an increase of $14.2 million in the average balance of interest-earning assets to $206.1 million from $191.9 million, combined with an increase in the average yield on interest-earning assets to 7.82% from 7.72%. The increase in average interest-earning assets occurred as a result of growth in both the securities and loan portfolio. Average investment securities increased $6.5 million, or 10.8%, and average loans increased $8.5 million, or 6.5%. The increase in the average yield on interest-earning assets is principally the result of increases in the overall interest rate environment throughout the year.

Interest income on real estate loans totaled $10.1 million and $9.6 million for the years ended December 31, 2000 and 1999, respectively. The $521,000, or 5.5%, increase resulted from an increase in the average yield on real estate loans of ..09%, to 8.06% for 2000 from 7.97% for 1999, combined with a $5.1 million increase in the average balance of real estate loans to $125 million from $119.9 at December 31, 2000 and 1999 respectively. The increase in the average balance on real estate loans was principally due to the origination of one-to-four family adjustable rate mortgage loans retained in the Company's portfolio. The origination of adjustable rate mortgage loans is primarily comprised of "5/1 ARMS" which have interest rates that are fixed for the first five years and are adjustable annually thereafter, and amortize over 30 years.

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

MANAGEMENT'S
 DISCUSSION
AND ANALYSIS

 (continued)

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

Interest income on interest-earning deposits decreased $50,000, or 83.3%, to $10,000 for the year ended December 31, 2000 from $60,000 for the prior year. The decrease was due to an $855,000, or 85.3%, decrease in the average balance on interest-earning deposits, partially offset by an increase in the average yield on such deposits to 6.80% from 5.99%.

Interest Expense

Interest expense increased $1.5 million, or 21.3%, to $8.5 million for the year ended December 31, 2000. The increase was primarily attributable to an increased utilization of borrowed funds in connection with the Company's continued wholesale growth strategy and the use of borrowed funds to supplement limited deposit growth. The average balance of interest-bearing liabilities increased $14.0 million, or 7.9%, to $190.5 million at December 31, 2000 as compared to $176.5 million at the end of the prior year. The average cost of interest-bearing liabilities increased to 4.48% during the year ended December 31, 2000 from 3.99% for the year ended December 31, 1999. Interest expense on time deposits increased $538,000, or 14.9% to $4.2 million from $3.6 million when comparing the twelve months ended December 31, 2000 with the same period in the prior year. Interest expense on NOW and savings accounts decreased $34,000, or 2.0%. The average balance on savings and club accounts decreased $2.6 million, or 4.1%, to $59.8 million for the year ended December 31, 2000 from $62.4 for the prior year, while the average cost of such deposits increased to 2.42% from 2.34%. The average balance on time deposits increased $3.4 million, or 4.9%, to $71.8 million for the year ended December 31, 2000, from $68.5 million for the prior year. The average cost of time deposits increased to 5.78% from 5.28%. The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York and funds obtained through repurchase agreements ("repos"). Interest expense on borrowed funds increased $993,000, or 58.9%, to $2.7 million for the year ended December 31, 2000 from $1.7 million at the prior year end. This increase was primarily the result of an increase in the average balance of the borrowings of $13.2 million, to $43.7 million, from $30.5 million for 2000 and 1999 respectively, combined with an increase in the average cost of borrowed funds to 6.13% from 5.53%.

Net Interest Income

Net interest income decreased $394,000, on a tax equivalent basis, for the year ended December 31, 2000 as compared to December 31, 1999. The decrease occurred due to an increase in the average balance of interest-bearing liabilities of $14.0 million, or 7.9%, and an increase in the average cost of interest-bearing liabilities to 4.48% from 3.99%, partially offset by an increase in the average balance of interest-earning assets of $14.2 million, or 3.9%, and a slight increase in the average yield of interest-earning assets to 7.73% from 7.72%. The increase in interest expense of approximately 21.3% compared to the increase in interest income of approximately 8.7% is a result of the impact of rising interest rates on the Company's liability sensitive balance sheet.

Provision and Allowance for Loan Losses

Allowance for loan losses represents the amount available for probable credit losses in the Company's loan portfolio as estimated by management. Reserves are determined through a quarterly analysis of the portfolio. This analysis results in the identification and quantification of loss factors for each group of loans. The risk portfolio and experience of the existing portfolio, along with growth, concentrations and management resources are also considered. The reserve for loan losses reflects management's best estimate of probable loan losses at December 31, 2000. Management continually evaluates loan loss reserve adequacy from a variety of perspectives, including projected overall economic conditions for the coming year, concentration of the loan portfolio by industry and loan type, and individual customer conditions. The loan loss reserve was increased to $1.3 million at December 31, 2000, versus $1.1 million in 1999. As a percent of total loans, the loss reserve ratio decreased to .86% from 0.88% in 1999.

Nonperforming loans (past due 90 days or more) decreased $726,000, or 28.4%, to $1.8 million at December 31, 2000, from $2.6 million at the end of the prior year. The nonperforming loans to total loans ratio at December 31, 2000 was 1.2% compared to 2.0% at December 31, 1999. Charge-offs, net of recoveries, decreased $42,000 to $120,000, or 0.09% of average loans compared to $162,000 or .12% of average loan in the prior year. Total delinquencies (past due 30 days or more) to total loans receivable at December 31, 2000 was 2.70% compared to 3.30% at December 31, 1999, a decrease of 18.2%.

The Company established a provision for loan losses for the year ended December 31, 2000 of $244,000 as compared to a provision of $373,000 for the year ended December 31, 1999. The decrease in the provision for loan losses is attributable a lower level of net charge offs during 2000 when compared to 1999.

Noninterest Income

The Company's noninterest income is principally comprised of fees on deposit accounts and transactions, loan servicing, commissions, and net gains on securities and loans. Noninterest income exclusive of net gains on securities and loans decreased $12,000 or 1.1%, to $1.1 million for the year ended December 31, 2000, when compared to the same period in the prior year.

The decrease in noninterest income primarily results from a $53,000 decrease in income recognized on the cash value of bank-owned life insurance, and a $70,000 decrease in service charges on deposit accounts. These decreases were offset by a $136,000 increase in ATM related fees. Net gain on securities and loans decreased $91,000, or 105.1%, for the year ended December 31, 2000 when compared to the 1999 period.

Noninterest Expense

Noninterest expense increased $588,000, or 8.2%, to $7.9 million for the year ended December 31, 2000 from $7.1 million for the prior year. The increase in noninterest expense primarily results from a $578,000 unusual items charge in the first quarter relating to expenses incurred for early retirement of certain employees, the acceleration of stock-based benefits to retired officers, employee relocation charges. Additionally, the increase in noninterest expense was attributable to $71,000 increase in building occupancy expenses, a $152,000 increase in other real estate expenses, a $161,000 increase in office supplies and bank name change related charges, and a $128,000 increase in other operating expenses. These increases were offset by a $386,000 decrease in salaries and employee benefits, and a $131,000 decrease in professional and other services. The lower salary and employee benefits expenses are attributable to reductions in salary and stock-based compensation resulting from staff restructuring and early retirements which took effect at the end of the first quarter. Additionally, participants in the Company's stock option and restricted stock award plans rescinded their unvested awards. This action reduces the recognition of expenses associated with stock-based compensation plans by approximately $99,000 in fiscal year 2000 and by $203,000 in both 2001 and 2002. Professional and other services expense reductions were primarily attributable to higher costs incurred in 1999 associated with the formation of a Real Estate Investment Trust subsidiary.

The Company's overhead (noninterest expense to average assets) and efficiency ratios for the year ended December 31, 2000 were 3.46% and 90.6%, respectively. The stock-based compensation plan expenses and the Company's amortization of goodwill represent noncash expenses in that they do not decrease the generation of tangible capital. If these non-cash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 1999 would be 3.00% and 82.2%, respectively.

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

The extent to which such assets and liabilities are "interest rate sensitive" can be measured by an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Conversely, during a period of falling interest

MANAGEMENT'S
 DISCUSSION
AND ANALYSIS

 (continued)

rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Company does not generally maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. The Company manages interest rate and credit risk associated on the mortgage loans held for sale and outstanding loan commitments through utilization of forward sale commitments of mortgage-backed securities for the purpose of passing along these risks to acceptable third parties. Management generally enters into forward sale commitments to minimize the exposure to longer term fixed rate mortgages in mortgage loans held for sale and mortgage commitments where interest rate locks have been granted. The fair value of forward sale commitments was not material at December 31, 2001. To manage interest rate risk within the loan portfolio, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Company tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Company's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real estate loans and mortgage-backed securities tends to increase, causing the Company to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Company's savings accounts. Savings accounts have traditionally provided a source of relatively low cost funding that has demonstrated historically a low sensitivity to interest rate changes. The Company generally matches a percentage of these, which are deemed core, against longer term loans and investments.

During 2001, the Federal Reserve lowered interest rates eleven times by a total of 475 basis points. These interest rate reductions have caused significant repricing of the bank's interest-earning assets and interest-bearing liabilities. With the overnight borrowing rate at a 40 year low, the Company is positioning itself for anticipated interest rate increases in the future. Efforts are being made to shorten the repricing duration of its rate sensitive assets by originating one year ARM loans, "3/1 ARM" loans, and "5/1 ARM" loans (mortgage loans which are fixed rate for the first three to five years and adjustable annually thereafter). In the current interest rate environment the Company is also extending the duration of its rate sensitive liabilities by lengthening the maturities of its existing borrowings and offering certificates of deposit with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the instrument to the then prevailing rate for the certificate of deposit with the same term.

The Company manages its interest rate sensitivity by monitoring (through simulation and net present value techniques) the impact on its GAP position, net interest income, net portfolio value and net portfolio value ratio to changes in interest rates on its current and forecast mix of assets and liabilities. The Company has an Asset-Liability Management Committee which is responsible for reviewing the Company's assets and liability policies, setting prices and terms on rate sensitive products, and monitoring and measuring the impact of interest rate changes on the Company's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Company does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the net portfolio value are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk. The results of the interest rate measurement techniques are outlined in the following GAP table and the table on percentage changes in net interest income and net portfolio value.

Gap Table

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2001, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown.

                                                                                                     Amounts Maturing or Repricing
                                                                          Within     3 to 12        1 to 3     3 to 5      5 to 10
(Dollars in Thousands)                                                  3 Months      Months         Years      Years        Years
----------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
  Real estate loans:
   Residential one-to-four family:
     Market index ARM's                                                $ 13,904    $ 22,822      $ 20,874     $ 4,547     $     5
     Fixed rate                                                             548       2,709        12,602      10,545      13,429
   Commercial and multi-family
     ARM's                                                                2,750       5,157         7,039       3,906       3,032
     Fixed                                                                   97         459         2,121       1,914       2,871
     Home equity fixed rate loans                                           148         464         1,402       1,678       2,286
     Home equity line of credit                                           3,284           -             -           -           -
   Consumer loans                                                           350         952         2,043           8           -
   Commercial business loans                                                274         432         8,806         784         536
   Mortgage-backed securities                                               786       2,236         3,598       3,624       4,305
   Investment securities                                                 13,596       1,206         3,498       3,569      10,342
----------------------------------------------------------------------------------------------------------------------------------
       Total interest-earning assets                                     35,737      36,347        61,983      30,575      36,806
==================================================================================================================================
Weighted average yield                                                     6.41%       7.61%         7.39%       7.70%       7.46%

Interest-bearing liabilities:
   Passbook accounts                                                      1,774       9,179        14,857      13,896      11,144
   NOW accounts                                                           2,437       7,616         5,178           -           -
   Money management accounts                                                707       2,209         1,501           -           -
   Certificate accounts                                                  15,110      36,020        16,757       4,291       2,466
   Borrowings                                                            12,631       9,500        12,000       9,000       6,310
----------------------------------------------------------------------------------------------------------------------------------
       Total interest-bearing liabilities                              $ 32,659    $ 64,524      $ 50,293     $27,187     $19,920
==================================================================================================================================
Weighted average yield                                                     3.20%       3.99%         4.04%       3.49%       3.49%

Interest-earning assets less interest-bearing liabilities
   ("interest rate sensitivity gap")                                   $  3,078    $(28,087)     $  11,690    $ 3,388     $16,886
Cumulative excess (deficiency) of interest-sensitive assets
   over interest-sensitive liabilities                                 $  3,078    $(25,009)     $ (13,319)   $(9,931)    $ 6,955
Interest sensitivity gap to total assets                                   1.26%     -11.49%          4.78%      1.39%       6.91%
Cumulative interest sensitivity gap to total assets                        1.26%     -10.23%         -5.45%     -4.06%       2.85%
Ratio of interest-earning assets to interest-bearing liabilities         109.42%      56.47%        123.24%    112.46%    $184.77%
Cumulative ratio of interest-earning assets to
   interest-bearing liabilities                                          109.42%      74.27%         90.97%     94.31%     103.57%
==================================================================================================================================

                                                                       More than
(Dollars in Thousands)                                                  10 Years      Total
--------------------------------------------------------------------------------------------
Interest-earning assets:
  Real estate loans:
   Residential one-to-four family:
     Market index ARM's                                                 $      -   $ 62,152
     Fixed rate                                                            4,037     43,870
   Commercial and multi-family
     ARM's                                                                     -     21,884
     Fixed                                                                 1,109      8,571
     Home equity fixed rate loans                                              -      5,978
     Home equity line of credit                                                -      3,284
   Consumer loans                                                              -      3,353
   Commercial business loans                                               3,526     14,358
   Mortgage-backed securities                                                  -     14,549
   Investment securities                                                   6,662     38,873
--------------------------------------------------------------------------------------------
       Total interest-earning assets                                      15,334    216,872
============================================================================================
Weighted average yield                                                      6.77%      7.28%

Interest-bearing liabilities:
   Passbook accounts                                                      11,411     62,261
   NOW accounts                                                                -     15,231
   Money management accounts                                                   -      4,417
   Certificate accounts                                                        -     74,644
   Borrowings                                                                  -     49,441
--------------------------------------------------------------------------------------------
       Total interest-bearing liabilities                               $ 11,141   $205,994
============================================================================================
Weighted average yield                                                      1.54%      3.56%

Interest-earning assets less interest-bearing liabilities
   ("interest rate sensitivity gap")                                    $  3,923
Cumulative excess (deficiency) of interest-sensitive assets
   over interest-sensitive liabilities                                  $ 10,878
Interest sensitivity gap to total assets                                    1.61%
Cumulative interest sensitivity gap to total assets                         4.45%
Ratio of interest-earning assets to interest-bearing liabilities          134.38%
Cumulative ratio of interest-earning assets to
   interest-bearing liabilities                                           105.28%
============================================================================================

At December 31, 2001, the total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $25.0 million, representing a cumulative one-year gap ratio of a negative 10.23%. Simulation and net present value analysis demonstrate percentage changes to net interest income and net portfolio value of a negative 8.63% and a negative 19.04%, respectively, in an upward 200 basis point parallel shift in the yield curve.

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

MANAGEMENT'S
 DISCUSSION
AND ANALYSIS

(continued)

Changes in Net Interest Income and Net Portfolio Value

The following table measures the Company's interest rate risk exposure in terms of the percentage change in its net interest income and net portfolio value as a result of hypothetical changes in 100 basis point increments in market interest rates. Net portfolio value (also referred to as market value of portfolio equity) represents the fair value of net assets (determined as the market value of assets minus the market value of liabilities). The table quantifies the changes in net interest income and net portfolio value to parallel shifts in the yield curve. The column "Net Interest Income Percent Change" measures the change to the next twelve month's projected net interest income, due to parallel shifts in the yield curve. The column "Net Portfolio Value Percent Change" measures changes in the current net mark-to-market value of assets and liabilities due to parallel shifts in the yield curve. The Company uses these percentage changes as a means to measure interest rate risk exposure and quantifies those changes against guidelines set by the Board of Directors as part of the Company's Interest Rate Risk policy.

The Company's current interest rate risk exposure is within those guidelines set forth.


                   2001                                                       2000
------------------------------------------------------------------------------------------------------------
                      Percentage                                                 Percentage
Change in       NPV    Change in      Percentage         Change in        NPV     Change in       Percentage
 Interest   Capital   Net Income   Change in Net          Interest    Capital    Net Income    Change in Net
    Rates     Ratio     Interest    Market Value             Rates      Ratio      Interest     Market Value
------------------------------------------------------------------------------------------------------------
     -300    11.60%        0.46%           4.14%              -300     14.38%         7.79%            3.79%
     -200    11.83%        2.08%           4.31%              -200     14.75%         6.96%            4.64%
     -100    12.21%        2.09%           5.83%              -100     14.78%         3.83%            3.13%
        0    11.78%           -               -                  0     14.59%            -                -
      100    10.91%       -3.99%          -9.62%               100     13.89%        -5.30%           -6.94%
      200    10.01%       -8.63%         -19.04%               200     13.09%       -11.01%          -14.34%
      300     9.11%      -13.45%         -28.00%               300     12.29%       -16.92%          -21.43%

------------------------------------------------------------------------------------------------------------

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of deposits to maintain a desired deposit balance. In addition, the Company invests excess funds in short-term interest-bearing and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Financial Statements. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives. The Company's liquidity has been enhanced by its membership in the Federal Home Loan Bank of New York, whose competitive advance programs and lines of credit provides the Company with a safe, reliable and convenient source of funds.

A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The fluctuations in savings account deposits have caused the Company to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

At December 31, 2001, the Company had outstanding loan commitments of $34.0 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at December 31, 2001 totaled $51.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the statements. Other intangibles, including goodwill arising from branch acquisitions, will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. As the Company's intangible assets represent goodwill arising from branch acquisitions, management does not believe these statements will have a significant impact on the results of operations or shareholders' equity of the Company.

Two-Year Selected Quarterly Data

                                                              For the Quarters Ended
                                            ----------------------------------------------------------
                                              Dec. 31,       Sept. 30,       June 30,        Mar. 31,
                                                  2001            2001           2001            2001
------------------------------------------------------------------------------------------------------
Interest Income                             $4,030,974      $4,074,345     $4,075,164      $4,157,460
Interest Expense                             1,897,501       2,097,499      2,181,182       2,308,757
Net Interest Income                          2,133,473       1,976,846      1,893,982       1,848,703
Net Income                                     536,877         442,983        356,005         266,625
Net Income Per Share (Basic)                $     0.21      $     0.17     $     0.14      $     0.10
Net Income Per Share (Diluted)              $     0.21      $     0.17     $     0.14      $     0.10

                                                              For the Quarters Ended
                                            ----------------------------------------------------------
                                              Dec. 31,       Sept. 30,       June 30,        Mar. 31,
                                                  2000            2000           2000            2000
------------------------------------------------------------------------------------------------------
Interest Income                             $4,171,846      $4,057,742     $3,862,013      $3,833,489
Interest Expense                             2,371,827       2,209,114      1,991,967       1,959,487
Net Interest Income                          1,800,019       1,848,628      1,870,046       1,874,002
Net Income (Loss)                              431,185         257,341        300,765        (633,409)
Net Income (Loss) Per Share (Basic)         $     0.17      $     0.10     $     0.12      $    (0.25)
Net Income (Loss) Per Share (Diluted)       $     0.17      $     0.10     $     0.12      $    (0.25)

Common Stock and Related Matters

The common stock trades and is listed on The Nasdaq SmallCap Stock MarketSM. under the symbol "PBHC" and the short name PathBcp. The common stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998). As of February 13, 2002, there were 548 shareholders of record and 2,600,995 outstanding shares of common stock.

Share Repurchases

On September 19, 2001, the Company announced its third share repurchase program for the purchase of up to 130,075 shares. At December 31, 2001 the program has resulted in the repurchase of 10,000 shares at an average price of $13.40.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated.

                                                                   Dividends
Quarter ended                           High             Low            Paid
--------------------------------------------------------------------------------
December 31, 2001                    $14.000         $12.100          $.0700
September 30, 2001                    14.150           7.840           .0700
June 30, 2001                          9.000           6.000           .0600
March 31, 2001                         6.750           5.500           .0600

December 31, 2000                      7.750           5.375           .0600
September 30, 2000                     8.375           6.000           .0600
June 30, 2000                          7.500           6.000           .0600
March 31, 2000                         9.625           7.000           .0600

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



PricewaterhouseCoopers [LOGO]



Board of Directors and Shareholders
Pathfinder Bancorp, Inc.
Oswego, New York

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pathfinder Bancorp, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Syracuse, New York
February 1, 2002

                                                                     STATEMENTS
                                                                    OF CONDITION

                                                                                                          December 31,
                                                                                               --------------------------------
                                                                                                         2001             2000
-------------------------------------------------------------------------------------------------------------------------------
ASSETS:
   Cash and due from banks                                                                      $   5,284,917    $   3,969,370
   Interest-earning deposits                                                                        2,160,927          185,973
-------------------------------------------------------------------------------------------------------------------------------
          Total cash and cash equivalents                                                           7,445,844        4,155,343
   Investment securities                                                                           53,422,149       63,758,011
   Mortgage loans held-for-sale                                                                     5,270,999          739,772
   Loans:
     Real estate residential                                                                      115,284,106      106,385,959
     Real estate commercial                                                                        30,454,798       27,367,427
     Consumer                                                                                       3,353,133        3,009,209
     Commercial                                                                                    14,357,635       12,873,143
-------------------------------------------------------------------------------------------------------------------------------
          Total loans                                                                             163,449,672      149,635,738
   Less: Allowance for loan losses                                                                 (1,679,215)      (1,273,707)
-------------------------------------------------------------------------------------------------------------------------------

          Loans receivable, net                                                                   161,770,457      148,362,031

   Premises and equipment, net                                                                      4,929,433        4,611,698
   Accrued interest receivable                                                                      1,465,347        1,678,589
   Other real estate                                                                                  632,465          884,320
   Intangible assets, net                                                                           2,341,854        2,657,609
   Other assets                                                                                     7,087,762        5,507,422
-------------------------------------------------------------------------------------------------------------------------------
          Total assets                                                                          $ 244,366,310    $ 232,354,795
===============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY:
   Deposits:
     Interest-bearing                                                                           $ 156,553,658    $ 151,563,551
     Noninterest-bearing                                                                           13,035,489        9,895,739
-------------------------------------------------------------------------------------------------------------------------------
          Total deposits                                                                          169,589,147      161,459,290
   Borrowed funds                                                                                  49,440,500       47,229,500
   Other liabilities                                                                                3,151,914        2,703,530
-------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                                       222,181,561      211,392,320

   Shareholders' equity:
     Preferred stock, authorized shares 1,000,000; no shares issued or outstanding                         --               --
     Common stock, par value $.01 and $.10 per share; authorized 10,000,000 shares;
     2,894,220 shares issued and 2,600,995 and 2,601,495 outstanding, respectively                     28,942          288,472
   Additional paid-in-capital                                                                       6,917,817        6,562,085
   Retained earnings                                                                               19,015,639       17,859,388
   Accumulated other comprehensive income                                                              80,652           30,919
   Unearned ESOP shares                                                                              (173,142)        (227,230)
   Treasury stock, at cost; 293,225 and 283,225 shares, respectively                               (3,685,159)      (3,551,159)
-------------------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                               22,184,749       20,962,475
-------------------------------------------------------------------------------------------------------------------------------
          Total liabilities and shareholders` equity                                            $ 244,366,310    $ 232,354,795
===============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS
 OF INCOME


                                                                                   December  31,
                                                                     -----------------------------------------
                                                                            2001           2000           1999
--------------------------------------------------------------------------------------------------------------
INTEREST INCOME:
   Loans                                                             $12,555,321    $11,594,887    $10,783,314
   Interest and dividends on investments:
     U.S. Treasury and agencies                                          374,859        769,857        391,496
     State and political subdivisions                                    335,619        362,565        355,767
     Corporate obligations                                             1,533,398      1,530,415      1,509,688
     Marketable equity securities                                        181,099        181,337        112,610
     Mortgage-backed securities                                        1,293,062      1,476,828      1,451,756
     Federal funds sold and interest-bearing deposits                     64,585          9,201         59,551
--------------------------------------------------------------------------------------------------------------
        Total interest income                                         16,337,943     15,925,090     14,664,182
INTEREST EXPENSE:
   Interest on deposits                                                6,099,776      5,852,737      5,348,868
   Interest on borrowed funds                                          2,385,163      2,679,658      1,686,202
--------------------------------------------------------------------------------------------------------------
        Total interest expense                                         8,484,939      8,532,395      7,035,070

          Net interest income                                          7,853,004      7,392,695      7,629,112
PROVISION FOR LOAN LOSSES                                                707,899        244,380        372,910
--------------------------------------------------------------------------------------------------------------
          Net interest income after provision for loan losses          7,145,105      7,148,315      7,256,202
--------------------------------------------------------------------------------------------------------------
OTHER INCOME:
   Service charges on deposit accounts                                   520,483        454,923        525,363
   Increase in value of bank-owned life insurance                        245,909        165,288        218,644
   Loan servicing fees                                                   174,784        111,597        136,110
   Net gain/(loss) on securities, loans and other real estate            491,671        (31,373)        86,130
   Other charges, commissions and fees                                   425,685        398,426        262,418
--------------------------------------------------------------------------------------------------------------
        Total other income                                             1,858,532      1,098,861      1,228,665
--------------------------------------------------------------------------------------------------------------
OTHER EXPENSES:
   Salaries and employee benefits                                      2,982,879      2,913,683      3,300,004
   Building occupancy                                                    820,085        821,703        750,618
   Data processing expenses                                              781,495        812,917        798,027
   Professional and other services                                       719,122        653,004        783,872
   Amortization of intangible assets                                     315,756        315,756        315,756
   Other expenses                                                      1,238,071      1,599,768      1,185,721
   Unusual items                                                              --        578,176             --
--------------------------------------------------------------------------------------------------------------
        Total other expenses                                           6,857,408      7,695,007      7,133,998
Income before income taxes                                             2,146,229        552,169      1,350,869
Provision for income taxes                                               543,739        196,287        420,474
--------------------------------------------------------------------------------------------------------------
Net income                                                           $ 1,602,490    $   355,882    $   930,395
==============================================================================================================
   Net income per share--basic and diluted                           $      0.62    $      0.14    $      0.35
==============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                                                                   STATEMENTS OF
                                                                     CHANGES IN
                                                                   SHAREHOLDERS'
                                                                       EQUITY

                                                                        Additional                        Unearned
                                                   Common Stock Issued     Paid-in       Retained      Stock-Based    Comprehensive
                                                   -------------------
                                                   Shares       Amount     Capital       Earnings     Compensation    Income (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                      2,877,470    $ 287,747  $6,828,836    $17,820,409     $(1,428,746)     $         -
Comprehensive loss:
Net Income                                                                                930,395                          930,395
  Other comprehensive income, net of tax
  Unrealized gains on securities:
    Unrealized holding losses arising
      during period                                                                                                     (3,217,269)
    Reclassification adjustment for
      gains included in net income                                                                                          14,685
  Other comprehensive loss, before tax                                                                                  (3,202,584)
  Income tax benefit                                                                                                     1,294,228
  Other comprehensive loss, net of tax                                                                                  (1,908,356)
Comprehensive loss                                                                                                        (977,961)
ESOP shares earned                                                          36,742
  Stock options exercised                           7,250          725      47,002
  Treasury stock purchased
  Stock-based compensation earned                                                                         447,621
  Dividends declared ($0.24 per share)                                                   (629,432)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                      2,884,720      288,472   6,912,580     18,121,372        (981,125)               -
Comprehensive income:
Net Income                                                                                355,882                          355,882
  Other comprehensive income, net of tax
  Unrealized gains on securities:
    Unrealized holding gains arising
      during period                                                                                                      1,542,512
    Reclassification adjustment for
      gains included in net income                                                                                           2,175
  Other comprehensive income, before tax                                                                                 1,544,687
  Income tax provision                                                                                                    (617,874)
  Other comprehensive income, net of tax                                                                                   926,813
Comprehensive income                                                                                                     1,282,695
ESOP shares earned                                                           9,468
  Treasury stock purchased
  Rescission of stock-based
    compensation awards                                                   (359,963)                       648,188
  Stock-based compensation earned                                                                         332,937
  Dividends declared ($0.24 per share)                                                   (617,866)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                      2,884,720      288,472   6,562,085     17,859,388               -                -
Comprehensive income:
Net Income                                                                              1,602,490                        1,602,490
  Other comprehensive income, net of tax
  Unrealized gains on securities:
    Unrealized holding gains arising
      during period                                                                                                        832,429
    Reclassification adjustment for
      gains included in net income                                                                                        (749,237)
  Other comprehensive income, before tax                                                                                    83,192
  Income tax provision                                                                                                     (33,459)
  Other comprehensive income, net of tax                                                                                    49,733
Comprehensive income                                                                                                     1,652,223
Reduction in par value of common stock                        (259,625)    259,625
ESOP shares earned                                                          33,692
  Stock options exercised                           9,500           95      62,415
  Treasury stock purchased
  Dividends declared ($0.26 per share)                                                   (446,239)
-----------------------------------------------------------------------------------------------------------------------------------
  Balance, December 31, 2001                    2,894,220    $  28,942  $6,917,817    $19,015,639     $         -      $         -
===================================================================================================================================

                                                    Accumulated
                                                     Other Com-    Unearned
                                                     prehensive        ESOP          Treasury
                                                  Income (Loss)      Shares             Stock           Total
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                        $  1,012,462    $346,917)      $(1,887,106)    $22,286,685
Comprehensive loss:
Net Income                                                                                           930,395
  Other comprehensive income, net of tax
  Unrealized gains on securities:
    Unrealized holding losses arising
      during period
    Reclassification adjustment for
      gains included in net income
  Other comprehensive loss, before tax
  Income tax benefit
  Other comprehensive loss, net of tax              (1,908,356)                                   (1,908,356)
Comprehensive loss
ESOP shares earned                                                  59,308                            96,050
  Stock options exercised                                                                             47,727
  Treasury stock purchased                                                        (1,196,078)     (1,196,078)
  Stock-based compensation earned                                                                    447,621
  Dividends declared ($0.24 per share)                                                              (629,432)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                            (895,894)    287,609)       (3,083,184)     20,074,612
Comprehensive income:
Net Income                                                                                           355,882
  Other comprehensive income, net of tax
  Unrealized gains on securities:
    Unrealized holding gains arising
      during period
    Reclassification adjustment for
      gains included in net income
  Other comprehensive income, before tax
  Income tax provision
  Other comprehensive income, net of tax               926,813                                       926,813
Comprehensive income
ESOP shares earned                                                  60,379                            69,847
  Treasury stock purchased                                                          (179,750)       (179,750)
  Rescission of stock-based
    compensation awards                                                                             (288,225)
  Stock-based compensation earned                                                                    332,937
  Dividends declared ($0.24 per share)                                                              (617,866)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                              30,919     227,230)       (3,551,159)     20,962,475
Comprehensive income:
Net Income                                                                                         1,602,490
  Other comprehensive income, net of tax
  Unrealized gains on securities:
    Unrealized holding gains arising
      during period
    Reclassification adjustment for
      gains included in net income
  Other comprehensive income, before tax
  Income tax provision
  Other comprehensive income, net of tax                49,733                                        49,733
Comprehensive income
Reduction in par value of common stock
ESOP shares earned                                                  54,088                            87,780
  Stock options exercised                                                                             62,510
  Treasury stock purchased                                                          (134,000)       (134,000)
  Dividends declared ($0.26 per share)                                                              (446,239)
-------------------------------------------------------------------------------------------------------------
  Balance, December 31, 2001                      $     80,652    $173,142)      $(3,685,159)    $22,184,749
=============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

 STATEMENTS
OF CASH FLOWS

                                                                                                  Years Ended December 31,
                                                                                       ---------------------------------------------
                                                                                            2001           2000            1999
====================================================================================================================================
OPERATING ACTIVITIES:
 Net Income                                                                            $  1,602,490    $    355,882    $    930,395
 Adjustments to reconcile net income to net cash provided by operating activities:
  Provision for loan losses                                                                 707,899         244,380         372,910
  ESOP and other stock-based compensation earned                                             87,780         402,784         543,671
  Deferred income tax benefit                                                              (296,228)        (60,553)       (101,638)
  Proceeds from sale of loans                                                            14,095,351         898,658       5,919,922
  Originations of loans held-for-sale                                                   (20,102,155)       (946,608)     (3,848,919)
  Realized gain/(loss) on:
    Sale of real estate acquired through foreclosure                                        133,451          13,717          48,332
    Loans                                                                                   120,482           6,010          73,523
    Available-for-sale investment securities                                               (749,237)         (2,175)       (159,653)
  Depreciation                                                                              465,591         475,328         425,135
  Amortization of intangibles                                                               315,755         315,756         315,756
  (Increase) decrease in surrender value of life insurance                                 (245,908)       (119,288)         75,315
  Net amortization of premiums and discounts on investment securities                        (4,185)          3,577         292,701
  Decrease/(increase) in interest receivable                                                213,242        (247,338)       (194,182)
  Net change in other assets and liabilities                                               (538,432)        791,386         542,706
------------------------------------------------------------------------------------------------------------------------------------
       Net cash (used in)/provided by operating activities                               (4,194,104)      2,131,516       5,235,974
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of investment securities available-for-sale                                    (2,152,878)     (8,729,396)    (27,418,591)
 Purchase of investment securities held-to-maturity                                               -         (15,987)        (32,724)
 Proceeds from maturities and principal reductions of investment securities
   available-for-sale                                                                     5,078,515       2,551,005       9,435,170
 Proceeds from sale of:
  Real estate acquired through foreclosure                                                  466,517         380,980         171,188
  Available-for-sale investment securities                                                9,601,934      10,377,141       1,726,061
  Sale of premises and equipment                                                                  -          96,626               -
 Net increase in loans                                                                  (14,464,438)    (19,181,530)     (5,170,784)
 Purchase of premises and equipment                                                        (783,326)       (314,099)       (804,760)
 Other investing activities                                                                       -               -         (26,149)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                             (2,253,676)    (14,835,260)    (22,120,589)
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Net increase/(decrease) in demand deposits, NOW accounts, savings accounts,
   money market deposit accounts and escrow deposits                                     10,485,060         (31,330)     (6,324,318)
 Net (decrease)/increase in time deposits                                                (2,355,203)      9,054,524      (1,458,740)
 Proceeds from borrowings, net                                                            2,211,000       4,350,000      24,188,500
 Proceeds from exercise of stock options                                                     62,510               -          47,727
 Cash dividends                                                                            (531,086)       (614,612)       (608,459)
 Treasury stock purchased                                                                  (134,000)       (179,750)     (1,196,078)
------------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                          9,738,281      12,578,832      14,648,632
------------------------------------------------------------------------------------------------------------------------------------
       Increase/(decrease) in cash and cash equivalents                                   3,290,501        (124,912)     (2,235,983)
 Cash and cash equivalents at beginning of year                                           4,155,343       4,280,255       6,516,238
------------------------------------------------------------------------------------------------------------------------------------
       Cash and cash equivalents at end of year                                        $  7,445,844    $  4,155,343    $  4,280,255
------------------------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE PERIOD FOR:
 Interest                                                                              $  8,555,605    $  8,463,078    $  6,891,736
 Income taxes paid                                                                          632,500          73,000         605,000
NONCASH INVESTING ACTIVITY:
 Transfer of loans to other real estate                                                     348,113         637,633          92,592
 (Increase)/decrease in unrealized gains and losses on available-for-sale
   investment securities                                                                    (83,192)      1,544,687       3,202,584
 Securitization of loans                                                                  1,355,095               -               -
NONCASH FINANCING ACTIVITY:
 Dividends declared and unpaid                                                               71,243         156,090         155,438

The accompanying notes are an integral part of the consolidated financial statements.

                                                             NOTES TO
                                                             FINANCIAL
                                                            STATEMENTS

                                                    Year Ended December 31, 2001

Note 1: Summary of Significant Accounting Policies

Nature of Operations

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Pathfinder Bank (the "Bank"). The Bank has two wholly owned operating subsidiaries, Whispering Oaks Development Inc. and Pathfinder REIT, Inc. All inter-company accounts and activity have been eliminated in consolidation. The Company has five full service offices located in Oswego County. The Company is primarily engaged in the business of attracting deposits from the general public in the Company's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate and investment securities.

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 60.9% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $160,000, $141,000 and $151,700 were allocated from the Company to Pathfinder Bancorp, M.H.C. during 2001, 2000 and 1999, respectively.

During July 2001, Pathfinder Bancorp, Inc. completed its conversion to a federal charter. The charter conversion was completed pursuant to plans of charter conversion which were approved by the Office of Thrift Supervision. Upon completion of the conversion, authorized shares were increased from 9,000,000 to 10,000,000 with a change in par value of the outstanding shares of common stock from $.10 per share to $.01 per share on a one-for-one basis. The change in par value did not affect any of the existing rights of shareholders and has been recorded as an adjustment to additional paid-in capital and common stock. In addition, 1,000,000 shares of preferred stock have been authorized, none of which are outstanding.

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

Investment Securities

The Company classifies investment securities as held-to-maturity or available-for-sale. Held-to-maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of the applicable income tax effect. None of the Company's investment securities have been classified as trading securities. In conjunction with the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, the Company reclassified its held-to-maturity securities with a cost and fair value of $129,000 into available-for-sale.

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

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale are carried at the lower of cost or fair value. Fair value is determined in the aggregate. As of December 31, 2001, the Company had approximately $6,800,000 of mortgage loan forward sale commitments to hedge interest rate risk on certain committed and originated loans. The Company expects to recognize a loss of $187,000 upon settlement of the contracts in 2002. Accordingly, the mortgage loans held-for-sale have been reduced and a $187,000 loss has been recorded as of December 31, 2001.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. Interest income is

          NOTES TO
         FINANCIAL
        STATEMENTS
Year Ended December 31, 2001
       (continued)

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

Allowance for Loan Losses

The Company periodically evaluates the adequacy of the allowance for loan losses in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Company's historical loss experience, known and inherent risks in the loan portfolio and an analysis of the levels and trends of delinquencies and charge-offs.

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

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days. When a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding.

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

The amount of loans on which the Company has ceased accruing interest aggregated approximately $2,120,000 and $1,828,000 at December 31, 2001 and 2000,
respectively. The amount of interest not recorded related to these loans was approximately $118,000, $132,000 and $84,000 for 2001, 2000 and 1999,
respectively.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging up to 39 years for premises and 10 years for equipment. Maintenance and repairs are charged to operating expenses as incurred. The asset cost and accumulated depreciation are removed from the accounts for assets sold or retired and any resulting gain or loss is included in the determination of income.

Other Real Estate

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs. Write downs of, and expenses related to other real estate holdings included in noninterest expense were $99,000, $201,000 and $53,000 in 2001, 2000 and 1999, respectively.

Intangible Assets

Intangible assets represent goodwill arising from branch acquisitions and are being amortized on a straight-line basis over a 15-year period. The Company periodically reviews the carrying value of intangible assets using fair value methodologies. Accumulated amortization approximated $2,395,000 and $2,079,000 at December 31, 2001 and 2000, respectively.

Mortgage Servicing Rights

Included in other assets is approximately $132,000 and $42,000 of mortgage servicing rights at December 31, 2001 and 2000, respectively. Originated mortgage servicing rights are recorded at their fair value at the time of transfer and are amortized in proportion to and over the period of estimated net servicing income or loss. The Company uses a valuation model that calculates the present value of future cash flows to determine the fair value of servicing rights. In using this valuation method, the Company incorporated assumptions that market participants would use in estimating future net servicing income, which included estimates of the cost of servicing per loan, the discount rate, and prepayment speeds. The carrying value of the originated mortgage servicing rights is periodically evaluated for impairment using these same market assumptions.

Deposits

Interest on deposits is accrued and paid to the depositors or credited to the depositors accounts monthly.

Fair values disclosed for demand, variable rate money management accounts and certificates of deposit approximate their carrying values at the reporting date. Fair values for fixed rate time deposits and savings are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

Treasury Stock

Treasury stock purchases are recorded at cost. In 2001 and 2000, the Company purchased 10,000 and 22,000 shares of treasury stock at an average cost of $13.40 and $8.17 per share, respectively. On September 19, 2001, the Company announced its third share repurchase program for the purchase of up to 130,075 shares, of which 10,000 shares have been repurchased as of December 31, 2001. The Company considers the common stock to be an attractive investment, in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share, and general market and economic factors.

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

--------------------------------------------------------------------------------

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

                                                     2001                               2000
                                        -----------------------------------------------------------------
                                            Carrying         Estimated       Carrying         Estimated
                                            Amounts         Fair Values       Amounts        Fair Values
=========================================================================================================
Cash and cash equivalents               $  7,445,844       $  7,446,000   $  4,155,343       $  4,155,000
Investment securities                     53,422,149         53,422,000     63,758,011         63,758,000
Mortgage loans held-for-sale               5,270,999          5,450,000        739,772            740,000
Loans                                    161,770,457        162,458,000    148,362,031        150,995,000
Accrued interest receivable                1,465,347          1,465,000      1,678,589          1,679,000
Deposits                                 169,589,147        163,297,000    161,459,290        149,794,000
Borrowed funds                            49,440,500         49,763,000     47,229,500         47,193,000
---------------------------------------------------------------------------------------------------------

Reclassification

Certain amounts from 2000 and 1999 have been reclassified to conform to the current year presentation. These reclassifications had no affect on net income as previously reported.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized, but will be subject to annual impairment tests in accordance with the statements. Other intangibles, including goodwill arising from branch acquisitions, will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. As the Company's intangible assets represent goodwill arising from branch acquisitions, management does not believe these statements will have a significant impact on the results of operations or shareholders' equity of the Company.

        NOTES TO
        FINANCIAL
       STATEMENTS

Year Ended December 31, 2001
        (continued)

Note 2: Investment Securities

The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                                      December 31, 2001
                                                 ---------------------------------------------------------
                                                                      Gross         Gross
                                                   Amortized     Unrealized    Unrealized     Estimated
                                                        Cost          Gains        Losses    Fair Value
==========================================================================================================
Available-for-sale:
   Bond investments:
     U.S. Treasury and agencies                  $  5,970,651   $    86,809   $     (1,447)  $  6,056,013
     State and political subdivision                6,011,590       250,502        (28,360)     6,233,732
     Corporate                                     20,949,051       286,489     (1,121,445)    20,114,095
     Mortgage-backed                               14,121,236       438,535        (11,000)    14,548,771
----------------------------------------------------------------------------------------------------------
        Total                                      47,052,528     1,062,335     (1,162,252)    46,952,611
Stock investments:
   Federal Home Loan Bank and other                 6,234,902       234,636             --      6,469,538
----------------------------------------------------------------------------------------------------------
Total available-for-sale                           53,287,430   $ 1,296,971   $ (1,162,252)  $ 53,422,149
                                                                ==========================================
Net unrealized gain on available-for-sale             134,719
-------------------------------------------------------------
Grand total carrying value                       $ 53,422,149
=============================================================


                                                                        December 31, 2000
                                                    ------------------------------------------------------
                                                                      Gross           Gross
                                                    Amortized    Unrealized      Unrealized     Estimated
                                                         Cost         Gains          Losses    Fair Value
==========================================================================================================
Held-to-maturity:
   Corporate debt                                $    128,929   $        --   $         --   $    128,929
----------------------------------------------------------------------------------------------------------
Available-for-sale:
   Bond investments:
     U.S. Treasury and agencies                     9,666,649        35,893        (22,053)     9,680,489
     State and political subdivision                6,405,268       220,041         (3,469)     6,621,840
     Corporate                                     22,898,373       201,277     (1,220,493)    21,879,157
     Mortgage-backed                               19,406,236       196,807       (119,000)    19,484,043
----------------------------------------------------------------------------------------------------------
        Total                                      58,376,526       654,018     (1,365,015)    57,665,529
Stock investments:
   Federal Home Loan Bank and other                 5,201,029       762,524             --      5,963,553
----------------------------------------------------------------------------------------------------------
Total available-for-sale                           63,577,555   $ 1,416,542   $ (1,365,015)  $ 63,629,082
                                                                ==========================================
Net unrealized gain on available-for-sale              51,527
-------------------------------------------------------------
Grand total carrying value                       $ 63,758,011
=============================================================

The amortized cost and estimated fair value of debt investments at December 31, 2001 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                               Amortized          Estimated
                                                    Cost         Fair Value
===============================================================================
Due in one year or less                     $  1,591,157       $  1,615,953
Due after one year through five years          8,171,814          8,555,122
Due after five years through ten years        14,156,231         13,675,069
Due after ten years                            9,012,090          8,557,696
Mortgage-backed securities                    14,121,236         14,548,771
-------------------------------------------------------------------------------
   Totals                                   $ 47,052,528       $ 46,952,611
-------------------------------------------------------------------------------

Note 3: Loans

Major classifications of loans at December 31, are as follows:

                                                   2001                 2000
===============================================================================
Real estate mortgages:
   Conventional                              $ 102,108,792        $ 93,872,343
   Second mortgage loans                         9,262,035           9,977,768
   Construction                                  3,883,849           2,478,708
   FHA insured                                      13,545              25,923
   VA guaranteed                                    15,885              31,217
   Commercial                                   30,454,798          27,367,427
===============================================================================
                                               145,738,904         133,753,386
-------------------------------------------------------------------------------
Other loans:
   Consumer                                      3,223,780           2,862,614
   Lease financing                                 244,230             237,457
   Passbook loans                                  129,353             135,530
   Student                                              --              11,065
   Commercial                                   14,113,405          12,635,686
-------------------------------------------------------------------------------
                                                17,710,768          15,882,352
-------------------------------------------------------------------------------
     Total loans                               163,449,672         149,635,738
-------------------------------------------------------------------------------
Less:
   Allowance for loan losses                    (1,679,215)         (1,273,707)
-------------------------------------------------------------------------------
Loans receivable, net                        $ 161,770,457       $ 148,362,031
===============================================================================

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors ability to honor their contracts is dependent upon the counties employment and economic conditions.

The following represents the approximate activity associated with loans to officers and directors during the fiscal year ending December 31, 2001:

Balance at beginning of year                                       $ 3,665,000
Originations                                                           399,000
Principle amortization                                                (450,000)
-------------------------------------------------------------------------------
Balance at end of year                                             $ 3,614,000
==============================================================================-

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principle balances of mortgage loans serviced for others was approximately $29,056,000 and $16,506,000 at December 31, 2001 and 2000, respectively.

Note 4: Allowances for Loan Losses

Changes in the allowance for loan losses for the year ended December 31, are summarized as follows:

                                      2001              2000             1999
===============================================================================
Balance at beginning of year     $ 1,273,707       $ 1,149,677        $ 939,161
Recoveries credited                   62,330            19,615           27,926
Provision for loan losses            707,899           244,380          372,910
Loans charged off                   (364,721)         (139,965)        (190,320)
-------------------------------------------------------------------------------
Balance at end of year           $ 1,679,215       $ 1,273,707      $ 1,149,677
===============================================================================

At December 31, 2001, 2000 and 1999, the Company had no impaired loans for which specific valuation allowances were recorded.

Note 5: Premises and Equipment

A summary of premises and equipment at December 31, is as follows:

                                                      2001             2000
===============================================================================
Land                                             $   631,773      $   631,773
Buildings                                          3,997,368        3,781,319
Furniture, fixture and equipment                   3,643,165        3,343,366
Construction in progress                             442,286          175,774
-------------------------------------------------------------------------------
                                                   8,714,592        7,932,232
Less: Accumulated depreciation                     3,785,159        3,320,534
-------------------------------------------------------------------------------
                                                 $ 4,929,433      $ 4,611,698
===============================================================================

        NOTES TO
        FINANCIAL
       STATEMENTS

Year Ended December 31, 2001
       (continued)

Note 6: Deposits

A summary of amounts due to depositors at December 31, is shown as follows:

                                              2001                 2000
===========================================================================
Savings accounts                          $ 60,816,000         $ 57,957,712
Time accounts                               74,644,437           76,999,640
Money management accounts                    4,416,928                   --
Demand deposits interest-bearing            15,231,309           15,511,140
Demand deposits noninterest-bearing         13,035,489            9,895,739
Mortgage escrow funds                        1,444,984            1,095,059
---------------------------------------------------------------------------
                                         $ 169,589,147        $ 161,459,290
---------------------------------------------------------------------------

Time deposits with balances in excess of $100,000 amounted to approximately $10,214,000 and $13,929,000 at December 31, 2001 and 2000, respectively. The approximate maturity of time deposits at December 31, is as follows:

                                  2001                        2000
                       -----------------------------------------------------
Year of Maturity        Amount        Percent        Amount       Percent
============================================================================
     1                 $ 51,172,000    68.5%      $ 49,103,000     63.8%
     2                   11,500,000    15.4%        14,377,000     18.6%
     3                    5,213,000     7.0%         6,147,000      8.0%
     4                    2,295,000     3.1%         2,713,000      3.5%
     5                    1,998,000     2.7%         1,223,000      1.6%
   Thereafter             2,466,000     3.3%         3,437,000      4.5%
----------------------------------------------------------------------------
                       $ 74,644,000   100.0%      $ 77,000,000    100.0%
----------------------------------------------------------------------------

Note 7: Borrowed Funds

The composition of borrowings at December 31, are as follows:

                                                2001              2000
==========================================================================
Short-term:
   Repurchase agreements                   $  2,668,000       $  5,522,000
   Advances                                  17,550,000         21,885,000
   Overnight line of credit                          --          5,600,000
--------------------------------------------------------------------------
     Total short term                        20,218,000         33,007,000
--------------------------------------------------------------------------
Long-term:
   Repurchase agreements                        912,500            912,500
   Advances                                  28,310,000         13,310,000
--------------------------------------------------------------------------
     Total long-term                         29,222,500         14,222,500
--------------------------------------------------------------------------
     Total borrowings                      $ 49,440,500       $ 47,229,500
==========================================================================

The principal balance, interest rate and maturity of the preceding borrowings at December 31, 2001 is as follows:

Term                                                 Principal          Rates
==============================================================================
Short-term:
   Repurchase agreements with
     Morgan Stanley due within 3 months            $ 2,668,000     2.05%-2.10%
------------------------------------------------------------------------------
        Total repurchase agreements                  2,668,000
   Advances with FHLB
     due within 3 months                             8,050,000     3.71%-6.83%
     due within 3-6 months                           6,500,000     4.00%-4.65%
     due within 6 months to 1 year                   3,000,000     2.21%-7.07%
------------------------------------------------------------------------------
        Total advances                              17,550,000
   Overnight line of credit with FHLB                       --
------------------------------------------------------------------------------
Total short-term borrowings                       $ 20,218,000
==============================================================================
Long-term:
   Repurchase agreement with
     Morgan Stanley due within 3 years               $ 912,500           5.35%
------------------------------------------------------------------------------
   Advances with FHLB
     due within 2 years                              9,000,000     3.65%-7.13%
     due within 3 years                              4,000,000     4.46%-5.43%
     due within 4 years                              1,000,000           5.00%
     due after 5 years                              14,310,000     4.13%-5.85%
------------------------------------------------------------------------------
        Total advances with FHLB                    28,310,000
------------------------------------------------------------------------------
Total long-term borrowings                        $ 29,222,500
==============================================================================

Other information related to short-term borrowings is as follows:

                                                       2001             2000
==============================================================================
Maximum outstanding at any month end           $ 20,218,000   $   34,007,000
Average amount outstanding during the year       15,240,000       30,009,000
Average interest rate during the year                  4.56%            6.21%
------------------------------------------------------------------------------

The repurchase agreements are collateralized by mortgage-backed and government agency securities which had a carrying value of $4,037,000 at December 31, 2001. The overnight line of credit agreement with the Federal Home Loan Bank (FHLB) is used for liquidity purposes. Interest on this line is determined at the time of borrowing. The average rate paid on the overnight line during 2001 approximated 3.83%. At December 31, 2001, $11,689,000 was available under the line of credit. In addition to the overnight line of credit program, the Company also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. Residential mortgage loans in the amount of $78,561,000 and $3,490,000 of investment securities have been pledged by the Company under a blanket collateral agreement to secure the Company's line of credit and term borrowings.

Note 8: Employee Benefits

The Company has a noncontributory defined benefit pension plan covering substantially all employees. In addition, the Company provides certain health and life insurance benefits for eligible retired employees.

During the first quarter of 2000, the Company offered early retirement benefits for all employees satisfying the established provisions. Total plan expense for 2000 included a one time charge of $360,000 to reflect the early retirement benefits, as well as, one time credits for plan curtailment of $189,000 and plan settlement of $199,000, resulting from the settlement of the related participants' obligations.

The following tables set forth the changes in the plan's benefit obligation, fair value of plan assets and prepaid (accrued) benefit cost as of December 31, 2001 and 2000.

                                                           Pension Benefits       Postretirement Benefits
                                                      ----------------------------------------------------
                                                       2001               2000        2001         2000
=============================================================================================================
Change in benefit obligation:
   Benefit obligation at beginning of year            $ 2,206,887       $ 2,759,514   $ 372,018    $ 379,001
   Service cost                                            85,697            96,079       1,538        3,287
   Interest cost                                          171,492           201,808      21,323       23,536
   Actuarial gain (loss)                                  161,168          (271,700)      5,715           --
   Benefits paid                                         (146,029)         (126,519)    (31,750)     (33,806)
   Settlements                                                 --          (811,970)         --           --
   Termination benefits                                        --           359,675          --           --
   Plan amendment                                              --                --      (6,388)          --
-------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                     $ 2,479,215       $ 2,206,887   $ 362,456    $ 372,018
-------------------------------------------------------------------------------------------------------------
Change in plan assets:
   Fair value of plan assets at beginning of year     $ 3,187,163       $ 3,562,273   $      --    $      --
   Actual return on plan assets                          (442,707)          563,379
   Benefits paid                                         (146,029)         (126,519)
   Settlements                                                 --          (811,970)
-------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year           $ 2,598,427         3,187,163   $      --    $      --
-------------------------------------------------------------------------------------------------------------
Components of prepaid/accrued benefit cost
   Funded (unfunded) status                           $   119,212       $   980,276   $(362,456)   $(372,018)
   Unrecognized prior service cost                          1,080             2,039          --           --
   Unrecognized transition obligation                          --                --     192,065      216,975
   Unrecognized actuarial net (gain) loss                 436,512          (459,801)     30,309       24,752
-------------------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit cost                        $   556,804       $   522,514   $(140,082)   $(130,291)
-------------------------------------------------------------------------------------------------------------

The significant assumptions used in determining the benefit obligation as of December 31, 2001 and 2000 is as follows:

Weighted average discount rate                    7.25%  8.00%    6.50%  6.50%
Expected long-term rate of return
   on plan assets                                 9.00%  9.00%      --     --
Rate of increase in future
   compensation levels                            4.50%  5.50%      --     --

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. The annual rates of increase in the per capita cost of covered medical and prescription drug benefits for year-end calculations were assumed to be 9.5% and 14.0%, respectively. This rate was assumed to decrease gradually to 5.0% in 2010 and remain at that level thereafter. A one-percentage point change in the health care cost trend rates would have the following effects:

                                                 1 Percentage      1 Percentage
                                                        Point             Point
                                                     Increase          Decrease
================================================================================
Effect on total of service and interest
   cost components                                    $ 1,882         $  (1,697)
Effect on postretirement benefit obligation            28,924           (26,409)

Pension plan assets consist primarily of temporary cash investments and listed stocks and bonds.

      NOTES TO
      FINANCIAL
      STATEMENTS

Year Ended December 31, 2001
     (continued)

   The composition of the net periodic (benefit) expense for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                                                 Pension Benefits                      Postretirement Benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                         2001           2000           1999          2001       2000       1999
====================================================================================================================================
Service cost                                         $    85,697    $    96,079   $   115,393     $   1,538   $  3,287   $   3,086
Interest cost                                            171,492        201,808       188,462        21,323     23,536      23,975
Amortization of transition obligation                          -              -             -        18,522     18,978      18,978
Amortization of unrecognized prior service cost              959          1,050         1,080             -          -           -
Amortization of gains and losses                         (11,922)        (4,696)        7,656           158        247         274
Expected return on plan assets                          (280,516)      (274,813)     (246,034)            -          -           -
Net affect of special termination benefits                     -        (28,282)            -             -          -           -
------------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit plan cost                       $   (34,290)   $    (8,854)  $    66,557     $  41,541   $ 46,048   $  46,313
------------------------------------------------------------------------------------------------------------------------------------

     The Company also offers a 401(k) plan to its employees. Contributions to this plan were $52,000, $41,000 and $48,000 for 2001, 2000 and 1999, respectively.

--------------------------------------------------------------------------------

Note 9: Deferred Compensation and Supplemental Retirement Plans

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continuing monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 2001 and 2000, other liabilities included approximately $1,116,000 and $1,089,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $94,000, $68,000 and $89,000, respectively.

The Company has a supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2001 and 2000, other liabilities included approximately $515,000 and $483,000 accrued under these plans. Compensation expense included approximately $110,000, $187,000 and $161,000 relating to the supplemental executive retirement plan for 2001, 2000 and 1999, respectively.

Note 10: Stock-Based Compensation Plans

During 1997, shareholders approved the 1997 Stock Option Plan and Management Recognition and Retention Plan for directors, officers and key employees. Under the Stock Option Plan, up to 132,249 options have been authorized for grant of incentive stock options and non-qualified stock options. All options have a 10-year term which vest and become exercisable ratably over a 6-year period. On December 19, 2000, the Board of Directors accepted the voluntary rescission of all issued and unvested incentive stock options and nonstatutory stock options under the Pathfinder Bank 1997 Stock Option Plan.

In July 2001, the Board approved the re-issuance of 38,499 stock options remaining in the 1997 Stock Option Plan. The exercise price is equal to the market value of the Company's shares at the date of grant ($8.335). The options granted under the re-issuance will have a 10-year term with one-third vesting upon grant date and the remaining vesting and becoming exercisable ratably over a 2-year period.

Activity in the Stock Option Plan is as follows:


                                                           Weighted
                                          Options           Average       Shares
                                      Outstanding    Exercise Price  Exercisable
================================================================================
Outstanding at December 31, 1998          129,500           $ 6.583      19,500
   Granted                                     --                --          --
   Exercised                               (7,250)               --      24,750
   Forfeited                                   --                --          --
--------------------------------------------------------------------------------
Outstanding at December 31, 1999          122,250           $ 6.583      44,250
   Granted                                     --                --          --
   Exercised                                   --                --      39,750
   Forfeited                               (2,250)               --          --
   Awards Rescinded                       (36,000)               --          --
--------------------------------------------------------------------------------
Outstanding at December 31, 2000           84,000           $ 6.583      84,000
   Granted                                 38,499           $ 8.335      12,833
   Exercised                               (9,500)               --      (9,500)
   Forfeited                                   --                --          --
--------------------------------------------------------------------------------
Outstanding at December 31, 2001          112,999           $ 7.180      87,333
================================================================================

In February 1997, the Board of Directors approved an option plan and granted options there under with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price ($6.583) for granted options approximated $1,330,000. This amount was recorded as unearned stock-based compensation within the shareholders' equity section of the consolidated statement of condition and will be recognized as compensation expense ratably over the 6-year vesting period through 2001. As a result of the voluntary rescission of the unvested portion of the stock option grants, unearned stock-based compensation was reduced by $386,000 during December of 2000. Compensation expense for the years ended December 31, 2000 and 1999 approximated $204,000 and $272,000, respectively.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. Compensation expense for the years ended December 31, 2000 and 1999 was $128,000 and $175,000, respectively. On December 19, 2000, the Board of Directors accepted the voluntary rescission of all issued and unvested awards under the 1997 Recognition and Retention Plan. Accordingly, the shares, which would have been earned by participants in the years 2000, 2001 and 2002 will be retained by the Recognition Plan. The Recognition Plan currently holds 15,750 shares as nongranted. As a result of the voluntary rescission of the unvested portion of the recognition plan grants, unearned stock-based compensation was reduced by $263,000 during December of 2000.

      NOTES TO
      FINANCIAL
      STATEMENTS

Year Ended December 31, 2001
      (continued)

The Company has elected to account for its stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25. Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:

                               2001            2000               1999
=============================================================================
Net Income:
   As reported              $1,602,490      $355,882            $930,395
   Pro forma                $1,456,481      $228,764            $864,312

Earnings per share:      Basic  Diluted    Basic  Diluted     Basic  Diluted
-----------------------------------------------------------------------------
   As reported            $.62    $ .62    $.14    $.14        $.35   $.35
   Pro forma              $.57    $ .56    $.09    $.09        $.33   $.32

-----------------------------------------------------------------------------

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions: risk-free interest rate--5.0% in 2001 and 4.6% in 2000 and 1999; dividend yield--2.0% in 2001 and 2.2% in 2000 and 1999; market price volatility--52.4% in 2001 and 93.6% in 2000 and 1999. An assumed weighted average option life of 6 years has been utilized for each year. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted average fair value per share of discounted options during 2001 is $10.94.

The Bank sponsors an Employee Stock Ownership Plan (ESOP) for employees who have attained the age of 21 and who have completed a 12-month period of employment with the Bank during which they worked at least 1,000 hours. The Bank purchased 92,574 shares of common stock on behalf of the ESOP. The purchase of the shares was funded by a loan from the Company and the unearned shares are pledged as collateral for the borrowing. As the loan is repaid, earned shares are released from collateral and are allocated to the participants. As shares are earned, the Bank records compensation expense at the average market price of the shares during the period. Cash dividends received on unearned shares are allocated among the participants and are reported as compensation expense. ESOP compensation expense approximated $88,000, $70,000 and $96,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Total earned shares at December 31, 2001, 2000 and 1999 were 63,228, 53,878 and 43,980, respectively.
The estimated fair value of the remaining 29,346 unearned shares at December 31, 2001 is $387,000. Unearned ESOP shares are not considered outstanding for purposes of computing earnings per share.

Note 11: Income Taxes

The provision (benefit) for income taxes for the years ended December 31, is as follows:

                                        2001           2000           1999
============================================================================
Current                              $ 839,967      $ 256,840     $ 522,112
Deferred                              (296,228)       (60,553)     (101,638)
----------------------------------------------------------------------------
                                     $ 543,739      $ 196,287     $ 420,474
============================================================================

             The provision for income taxes includes the following:

                                           2001          2000          1999
==============================================================================
Federal Income Tax                      $ 520,379      $ 178,388     $ 384,853
New York State Franchise Tax               23,360         17,899        35,621
------------------------------------------------------------------------------
                                        $ 543,739      $ 196,287     $ 420,474
------------------------------------------------------------------------------

The components of net deferred tax asset (liability), included in other assets for the years ended December 31, are as follows:

                                                      2001          2000
===========================================================================
Assets:
   Deferred compensation                          $  643,049    $  622,631
   Allowance for loan losses                         633,770       364,498
   Loan origination fees                                  --        47,612
   ESOP                                               13,772        14,026
   Postretirement benefits                            55,211        51,608
   AMT tax credit carryforward                            --        24,133
   Mortgage recording tax credit carryforward         73,082        42,723
   NOL carryforward                                       --        54,437
   Valuation reserve on loans held for sale           81,335            --
   Other                                              31,419         6,041
---------------------------------------------------------------------------
                                                   1,531,638     1,227,709
Liabilities:
   Prepaid pension                                  (220,550)     (188,797)
   IIMF reserve                                     (193,459)     (193,459)
   Depreciation                                      (92,320)     (116,190)
   Accretion                                         (48,019)      (48,201)
   Investment securities                             (54,070)      (20,611)
---------------------------------------------------------------------------
                                                    (608,418)     (567,258)
---------------------------------------------------------------------------
     Net deferred tax asset                       $  923,220    $  660,451
==========================================================================

The Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

                                                  2001    2000    1999
=======================================================================
Federal statutory income tax rate                34.0%   34.0%    34.0%
State tax                                        (2.4)  (17.4)     1.0
Tax-exempt interest income
   and other, net                                (6.3)   18.9     (3.9)
--------------------------------------------------------------------------
Effective income tax rate                        25.3%   35.5%    31.1%
--------------------------------------------------------------------------

Note 12: Earnings per Share

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

                                                  Earnings          Shares         EPS
==========================================================================================
2001    Net Income                             $  1,602,490
        Basic EPS                                 1,602,490         2,567,048    $   .62
------------------------------------------------------------------------------------------
        Effect of dilutive securities:
          Stock options                                   -            28,358
        Diluted EPS                            $  1,602,490         2,595,406    $   .62
==========================================================================================
2000    Net Income                             $    355,882
        Basic EPS                                   355,882         2,556,493    $   .14
------------------------------------------------------------------------------------------
        Effect of dilutive securities:
          Stock options                                   -             6,684
        Diluted EPS                            $    355,882         2,563,177    $   .14
==========================================================================================
1999    Net Income                             $    930,395
        Basic EPS                                   930,395         2,631,812    $   .35
------------------------------------------------------------------------------------------
        Effect of dilutive securities:
          Stock options                                   -            62,961
        Diluted EPS                            $    930,395         2,694,773    $   .35
==========================================================================================


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

     NOTES TO FINANCIAL
         STATEMENTS

Year Ended December 31, 2001
        (continued)

The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

Financial instruments whose contract amounts             Contract Amount
                                                --------------------------------
represent credit risk at December 31:                    2001       2000
================================================================================
Commitment to extend credit                      $ 34,028,000       $ 14,746,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies, but may include residential real estate and income-producing commercial properties. The fair value of these commitments as of December 31, 2001, 2000 and 1999, approximates the contract value.

The Company leases land for a branch under an operating lease expiring in 2013. Rent expense totaled approximately $18,000 in 2001, $16,000 in 2000 and $16,000 in 1999. The lease provides for renewal options for two 10-year periods at specified amounts ranging from $18,000 to $24,000 per year. Rental payments are subject to increases based upon the preceding years Revised Consumer Price Index, but limited to 5% in any one year. Approximate minimum rental commitments for the noncancelable operating lease is as follows:

Years Ending December 31:
========================================================
2002                                           $  18,000
2003                                              18,000
2004                                              19,000
2005                                              19,000
2006                                              19,000
Thereafter                                       141,000
--------------------------------------------------------
   Total minimum lease payments                $ 234,000
--------------------------------------------------------

The Company is required to maintain a reserve balance as established by the Federal Reserve Bank of New York. The required average total reserve for the 14 day maintenance period ended December 27, 2001 was $761,000.

Note 14: Dividends and Restrictions

The board of directors of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Office of Thrift Supervision ("OTS") has indicated that (i) the Holding Company shall provide the OTS annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the OTS shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will be excluded from the Company's capital accounts for purposes of calculating dividend payments to minority shareholders; (iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and the amount of any dividend waived by the Holding Company shall be available for declaration as a dividend solely to the Holding Company. During 2001, the Company paid cash dividends totaling $190,000 to the Holding Company. For the third and fourth quarters ending September 30, 2001 and December 31, 2001, respectively, the Holding Company waived its right to receive its portion of the cash dividends declared on September 18, 2001 and December 18, 2001, respectively. The Company maintains a restricted capital account with a $222,000 balance, representing its portion of dividends waived in these quarters as of December 31, 2001.

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed in Note 15, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations and policies. The amount of retained earnings legally available under these regulations approximated $965,000 as of December 31, 2001.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the Bank's most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized," under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the tables below. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                                         To Be " Well-
                                                                                                         Capitalized"
                                                                                   For Capital           Under Prompt
                                                                                    Adequacy              Corrective
                                                   Actual                           Purposes              Provisions
---------------------------------------------------------------------------------------------------------------------------
                                                   Amount      Ratio       Amount            Ratio      Amount        Ratio
---------------------------------------------------------------------------------------------------------------------------
As of December 31, 2001:
Total Core Capital (to Risk-Weighted Assets)   $ 21,441,458     12.9%     $  13,246,640       8.0%    $ 16,558,300    10.0%
Tier 1 Capital (to Risk-Weighted assets)       $ 19,762,243     11.9%     $   6,623,320       4.0%    $  9,934,980     6.0%
Tier 1 Capital (to Average Assets)             $ 19,762,243      8.3%     $   9,534,422       4.0%    $ 11,918,028     5.0%
---------------------------------------------------------------------------------------------------------------------------
As of December 31, 2000:
Total Core Capital (to Risk-Weighted Assets)   $ 19,547,654     12.8%     $  12,182,480       8.0%    $ 15,228,100    10.0%
Tier 1 Capital (to Risk-Weighted assets)       $ 18,273,947     12.0%     $   6,091,240       4.0%    $  9,136,860     6.0%
Tier 1 Capital (to Average Assets)             $ 18,273,947      8.2%     $   8,963,413       4.0%    $ 11,204,266     5.0%
---------------------------------------------------------------------------------------------------------------------------

Note 16: Litigation

In November 2001, Jewelcor Management, Inc. ("Jewelcor") filed a complaint in the United States District Court, Northern District, naming the Company and its Board of Directors as defendants. The complaint alleges that the Company's Directors breached their fiduciary duties to the Company by failing to consider an offer from a local community savings bank for the sale of the Company. Jewelcor is seeking damages in excess of $1,000,000, punitive damages in excess of $10,000,000 and equitable relief. Management and the Board of Directors of the Company have carefully reviewed Jewelcor's complaint and believe that it is without merit. The Company intends to vigorously defend against the proceeding and expects to prevail in this matter, although there can be no assurance in this regard. Accordingly, the Company has not accrued any liability with regard to this litigation.

NOTES TO
FINANCIAL
STATEMENTS

Year Ended December 31, 2001
     (continued)

  Note 17: Parent Company--Financial Information

The following represents the condensed financial information of Pathfinder Bancorp, Inc. for years ended December 31:


Statements of Condition                              2001               2000
================================================================================
Assets
  Cash                                          $    797,274       $  2,113,312
   Investments                                       150,000            150,000
   Receivable from subsidiary                        207,912            263,408
   Investment in bank subsidiary                  21,177,104         19,472,350
   Other assets                                       73,819             32,111
--------------------------------------------------------------------------------
     Total assets                               $ 22,406,109       $ 22,031,181
--------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
   Accrued liabilities                               106,761            192,549
   Due to subsidiary                                 114,599            876,157
Shareholders' equity                              22,184,749         20,962,475
--------------------------------------------------------------------------------
     Total liabilities and
        shareholders' equity                    $ 22,406,109       $ 22,031,181
--------------------------------------------------------------------------------

Statements of Income                  2001                2000               1999
======================================================================================
Equity in undistributed income
   of subsidiary                    $ 1,655,021          $ 362,896          $ 918,787
Interest income                          42,436             76,724             79,505
-------------------------------------------------------------------------------------
Income from operations                1,697,457            439,620            998,292
Operating expenses                       65,369             72,691             43,428
-------------------------------------------------------------------------------------
Income before income taxes            1,632,088            366,929            954,864
Tax provision                            29,598             11,047             24,469
-------------------------------------------------------------------------------------
     Net income                     $ 1,602,490          $ 355,882          $ 930,395
=====================================================================================

Statements of Cash Flow                  2001              2000               1999
======================================================================================
Operating Activities
   Net Income                        $ 1,602,490         $ 355,882         $   930,395
   Equity in undistributed
     earnings of subsidiary           (1,655,021)         (362,896)           (918,787)
   ESOP and other stock-based
     compensation earned                  87,780           402,784             543,671
   Other operating activities           (804,208)          (86,329)         (1,803,353)
--------------------------------------------------------------------------------------
        Net cash (used in)/
          provided by
          operating activities          (768,959)          309,441         $(1,248,074)
--------------------------------------------------------------------------------------
Investing Activities
   Proceeds from loan to
     subsidiary                           55,497            55,497              71,530
   Dividends receivable                       --                --           3,000,000
   Purchase of investments                    --                --            (150,000)
--------------------------------------------------------------------------------------
        Net cash provided by
          investing activities            55,497            55,497           2,921,530
--------------------------------------------------------------------------------------
Financing Activities
   Proceeds from exercise of
     stock option plan                    62,510                --              47,727
   Cash dividends                       (531,086)         (614,612)           (608,459)
   Treasury stock purchased             (134,000)         (179,750)         (1,196,078)
--------------------------------------------------------------------------------------
        Net cash used in
          financing activities          (602,576)         (794,362)         (1,756,810)
--------------------------------------------------------------------------------------
        Decrease in cash and
          cash equivalents            (1,316,038)         (429,424)            (83,354)
   Cash and cash equivalents at
     beginning of year                 2,113,312         2,542,736           2,626,090
--------------------------------------------------------------------------------------
        Cash and cash equivalents
          at end of year               $ 797,274       $ 2,113,312         $ 2,542,736
======================================================================================

                                MISSION STATEMENT


   PathFinder Bank is an independent community bank. Our mission is to foster relationships with individuals and businesses within our communities to be the financial provider of choice. Our goal is to continually enhance the value of the bank for the benefit of
             our shareholders, customers, employees and communities.

                                    ABOUT US

                               FOUR-YEAR HISTORY

                                     [GRAPH]

[LOGO] Pathfinder
       BANCORP, INC.


214 WEST FIRST STREET
    OSWEGO, NY 13126