Form 10-K, Exhibit 13
period 2002-12-31
PATHFINDER BANCORP INC
filed 2003-03-28
CIK 1046188

EXHIBIT 13

                          ANNUAL REPORT TO STOCKHOLDERS

[PHOTOS]

[LOGO] PathFinder
          BANCORP, INC.

      2002 Annual Report

                                 A Community Partner,
                                       A Friend

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

[Photo]

FINANCIAL HIGHLIGHTS

Pathfinder Bancorp, Inc. is the parent company of Pathfinder Bank and Pathfinder Statutory Trust I. Pathfinder Bank has three operating subsidiaries - Pathfinder Commercial Bank, Pathfinder REIT Inc., and Whispering Oaks Development Corporation.

Pathfinder Bancorp, Inc.'s common stock currently trades on the NASDAQ Small Cap Market under the symbol "PBHC".

The following table sets forth certain financial highlights of the consolidated entity for the years ended December 31:

                                                2002       2001       2000       1999       1998
--------------------------------------------------------------------------------------------------
FOR THE YEAR (In Thousands)
Interest income . . . . . . . . . . . . . . .$ 15,812   $ 16,338   $ 15,925   $ 14,664   $ 14,027
Interest expense. . . . . . . . . . . . . . .   7,023      8,485      8,532      7,035      6,969
Net interest income . . . . . . . . . . . . .   8,789      7,853      7,393      7,629      7,057
Net income. . . . . . . . . . . . . . . . . .   1,156      1,602        356        930      1,209
PER COMMON SHARE
Earnings - basic. . . . . . . . . . . . . . .   $0.45   $   0.62   $   0.14   $   0.35   $   0.44
Book value. . . . . . . . . . . . . . . . . .    8.90       8.64       8.06       7.61       8.12
Cash dividends declared . . . . . . . . . . .    0.30       0.26       0.24       0.24       0.20
Stock price:
High. . . . . . . . . . . . . . . . . . . . .   15.00      14.15       9.63      12.00      26.13
Low . . . . . . . . . . . . . . . . . . . . .   10.38       5.50       5.38       7.50       9.13
Close . . . . . . . . . . . . . . . . . . . .   14.71      13.18       6.19       8.88       9.13
YEAR END (In Thousands)
Total assets. . . . . . . . . . . . . . . . .$279,056   $244,514   $232,355   $216,324   $203,252
Investment securities . . . . . . . . . . . .  62,506     53,422     44,274     43,049     32,665
Loans receivable, net                         179,001    162,588    148,362    130,063    125,358
Intangible assets . . . . . . . . . . . . . .   4,913      2,342      2,658      2,973      3,289
Deposits. . . . . . . . . . . . . . . . . . . 204,522    169,589    161,459    152,436    160,219
Borrowed funds. . . . . . . . . . . . . . . .  42,860     49,441     47,230     42,880     18,691
Trust preferred security obligation . . . . .   5,000          -          -          -          -
Equity. . . . . . . . . . . . . . . . . . . .  23,230     22,185     20,962     20,075     22,287
SELECTED PERFORMANCE RATIOS
Return on average assets. . . . . . . . . . .    0.45%      0.68%      0.16%      0.44%      0.62%
Return on average equity. . . . . . . . . . .    5.01       7.34       1.79       4.33       5.12
Average equity to average assets. . . . . . .    8.94       9.22       8.91      10.24      12.05
Dividend payout ratio (a) . . . . . . . . . .   36.85      28.37     173.62      67.65      45.07
Net interest rate spread. . . . . . . . . . .    3.47       3.35       3.34       3.73       3.73
Noninterest expense to total assets . . . . .    2.85       2.81       3.31       3.30       3.24
Efficiency ratio. . . . . . . . . . . . . . .   73.18      70.61      90.64      80.54      75.96
Nonperforming loans to
net loans receivable. . . . . . . . . . . . .    0.95       1.30       1.23       1.96       1.46
Nonperforming assets to
total assets. . . . . . . . . . . . . . . . .    1.11       1.13       1.17       1.48       1.27
Allowance for loan losses
to net loans receivable . . . . . . . . . . .    0.82       1.03       0.86       0.88       0.75
Number of full service offices. . . . . . . .       6          5          5          5          5
SELECTED CASH EARNINGS PERFORMANCE RATIOS (b)
Cash earnings (in thousands). . . . . . . . . $ 1,249   $  1,908   $    859   $  1,532   $  1,850
Cash earnings per share - basic . . . . . . .    0.48       0.74       0.34       0.58       0.67
Return on average assets (cash basis) . . . .    0.48%      0.81%      0.38%      0.73%      0.94%
Return on average equity (cash basis) . . . .    5.41       8.74       4.32       7.13       7.84
Noninterest expense to average
  assets (cash basis) . . . . . . . . . . . .    2.82       2.72       3.13       2.99       2.89
Efficiency ratio (cash basis) . . . . . . . .   72.33      66.41      82.21      70.84      65.42

     (a) The dividend payout ratio is calculated using dividends declared and not waived by the holding company divided by net income.
     (b) Cash earnings exclude non cash charges for the amortization of intangible assets and the allocation of ESOP stock.

Letter to Shareholders

On behalf of the Board of Directors and employees of Pathfinder Bancorp, Inc., I am pleased to present our Annual Report to our shareholders. We invite you to attend our Annual Meeting on April 30, 2003, at 10:00 a.m. at the Econo Lodge Riverfront Hotel in Oswego.

2002 REVIEW

The past year has been both challenging and rewarding. Challenging in that economic conditions adversely impacted credit quality leading to significant charge-offs during the year. The credit quality deterioration, although primarily limited to a few larger commercial loans, resulted in a re-examination of our underwriting and administrative capabilities in commercial lending. The resultant changes and enhancements to personnel, policy and procedures have created a stronger platform with which to deliver products and services to our commercial market. We consider this an integral market segment in the growth of the Company's assets and revenues.

The year has also been rewarding, as we were able to expand our product base and geographical reach. In October 2002, the Company simultaneously completed the acquisition of a new branch office location in Lacona, New York, providing greater access to northern Oswego markets, and chartered a limited-purpose commercial bank subsidiary. The commercial bank subsidiary provides a platform to conduct deposit business with local governments and municipalities, a business segment unavailable to a savings bank. We look forward to serving this market segment and leveraging our local knowledge and relationships into significant growth opportunities.

The Company experienced strong growth in loans and deposits during 2002. Fueled by demand in the residential sector the total loan portfolio grew by $16.2 million, or 10%. The historically low level of interest rates lead to significant refinancing activity. Loan originations exceeded $50 million, making Pathfinder Bank the number one originator of residential mortgage loans in Oswego County in 2002.

Deposits grew by $35 million, or 21%, as a result of a number of factors including the branch acquisition, the successful introduction of free checking and money management products, and the consumers' flight from equity markets to the safety of fixed-rate, FDIC insured products.

Interest rates are at 40-year lows, and now more than ever asset selection and portfolio structure are critical decision points for future profitability. The Company is carefully considering the impact on net interest margin an eventual rise in interest rates may have and is positioning its investments to mitigate that impact. Generally, the Company's current asset allocation strategy is to forego wide spreads available in longer-term, interest insensitive investments, in favor of lower yielding assets that management believes will respond more favorably in a rising rate environment. Management is also seeking to extend, where appropriate, the terms of its borrowings and is encouraging deposit holders to diversify their interest rate risk through laddered time deposit portfolios.

Financial performance for 2002 was mixed. Revenues grew by 12% as both net interest income and noninterest income rose proportionally. These increases, however, were more than offset by a 94% increase in the provision for loan losses and a 16% increase in operating expenses. There were a number of expenses in 2002, which are not expected to recur, and asset quality has improved significantly. Net income of $1.2 million, or $.45 per share, is disappointing to management and the Board of Directors. It is anticipated that performance in 2003 will be more representative of the strengths of the Company's balance sheet.

SHAREHOLDER  VALUE

The Company's common stock continues to be significantly influenced by the valuations and price performance of newly formed mutual holding company subsidiaries, re-mutualizations and second-step conversions. These segments have performed favorably as investors seek the consistent earnings, transparent balance sheets, and regulated environments associated with thrift stocks.

The Board of Directors recognize the unique structure of a mutual holding company subsidiary and the limitations on the liquidity of the Company's stock. The Board of Directors of the Company are committed to operating Pathfinder Bank as an independent community bank, deriving improved earnings through core banking activities. The Board of Directors believe that a strong balance sheet, improved earnings, a consistent dividend payout ratio, and liquidity support through share repurchase programs provide for continued enhancement to the value of our common stock.

BUSINESS  STRATEGY

Pathfinder Bank is committed to being the leading provider of financial services in Oswego County. The Company is focused on differentiating itself from its competitors in the delivery of its products and services. Toward that end the Company's strategy remains focused on our understanding our customers' needs, putting customers' interests first, and developing our employees to be responsive to our customers. We are examining our points of contact with customers to ensure service delivery in an effective, efficient and consistent manner that provides added value to our customers.

Specifically,  during  2003,  we  will:

     Examine our existing branch network to ensure that the locations meet the needs of the market and the facilities meet or exceed our banking consumers' expectations. Part of this examination has resulted in the decision to re-locate our Fulton, New York branch to provide improved access and drive-through capabilities, expanded parking, and enhanced operational
efficiency.    The  new  branch  is  expected  to  open  in  June  2003.

     Develop new branch locations to extend our geographic reach and serve more customers in the central New York market.

     Upgrade and expand our electronic delivery services including enhanced funds transfer capabilities and cash management. We will also be installing a call center platform to improve responsiveness to customers and efficiency in operations.

     Devote significant resources to the development of our front-line employees to be a leader in the quality of service we offer to our customers. In January 2003, the Company inaugurated Pathfinder University to provide extensive educational and training opportunities for our employees.

     Develop our commercial bank subsidiary to extend deposit services to the local governments and municipalities of Oswego County.

We look forward to the successful execution of our strategies, realizing that challenges from competition, the economy, the regulatory environment, and unforeseen forces will always confront us. It is our ability to adapt to changing environments and respond to these challenges, while remaining focused on our customers, which will ensure our success.


/s/Thomas W. Schneider
President and Chief Executive Officer

[Photos]

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

Throughout the Management's Discussion and Analysis the term, "the Company", refers to the consolidated entity of Pathfinder Bancorp, Inc. Pathfinder Bank and Pathfinder Statutory Trust I are wholly owned subsidiaries of Pathfinder Bancorp, Inc. Pathfinder Commercial Bank, Pathfinder REIT, Inc. and Whispering Oaks Development Corp. represent wholly owned subsidiaries of Pathfinder Bank. At December 31, 2002, Pathfinder Bancorp, Inc.'s only business was the 100% ownership of Pathfinder Bank and Pathfinder Statutory Trust I. At December 31, 2002, 1,583,239 shares, or 60.6%, of the Company's common stock were held by Pathfinder Bancorp, MHC, the Company's mutual holding company parent and 1,027,257 shares, or 39.4%, were held by the public.

On June 26,2002, the Company formed a wholly owned subsidiary, Pathfinder Statutory Trust I, a Connecticut business trust. The trust issued $5,000,000 of 30-year floating rate Company-obligated pooled capital securities of Pathfinder Statutory Trust I. The Company borrowed the proceeds of the capital securities from its subsidiary by issuing floating rate junior subordinated deferrable interest debentures having substantially similar terms. The capital securities mature in 2032 and qualify as Tier 1 capital by the Federal Deposit Insurance Company and the Office of Thrift Supervision. The capital securities of the trust are a pooled trust preferred fund of Preferred Term Securities VI, Ltd. and are tied to the 3 month LIBOR plus 3.45% with a five year call provision. These securities are guaranteed by the Company.

On October 25, 2002, Pathfinder Bank completed the purchase of assets and the assumption of non-municipal deposits of the Lacona, New York branch of Cayuga Bank (the "Branch Acquisition"). In addition, Pathfinder Bank formed a limited purpose commercial bank subsidiary, Pathfinder Commercial Bank. Pathfinder Commercial Bank was established to serve the depository needs of public entities in its market area and it assumed the municipal deposit liabilities of the Lacona, New York branch. The transaction included approximately $26.4 million in deposits, $2.3 million in loans and $430,000 in vault cash and facilities and equipment. The acquisition reflects a premium on deposit liabilities assumed of approximately $2.4 million.

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

The Company's net income is primarily dependent on its net interest income, which is the difference between interest income earned on its investments in mortgage and other loans, investment securities and other assets, and its cost of funds consisting of interest paid on deposits and other borrowings. The Company's net income also is affected by its provision for loan losses, as well as by the amount of noninterest income, including income from fees, service charges and servicing rights, net gains and losses on sales of securities, loans and other real estate, and Noninterest expense such as employee compensation and benefits, occupancy and equipment costs, data processing costs and income taxes. Earnings of the Company also are affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Company. In particular, the general level of market rates tends to be highly cyclical.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

NEW ACCOUNTING PRONOUNCEMENTS

On October 1, 2002, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 147, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." Statement 147 changes how the Company accounts for goodwill arising from branch acquisitions. Under previous FASB rulings, the goodwill arising from branch acquisitions was classified as an "unidentifiable intangible asset" and therefore subject to amortization. Statement 147 now classifies this intangible as goodwill. In accordance with the provisions of Statement 147, previously issued statements were restated to remove the amortization expense recorded on the goodwill since January 1, 2002. Goodwill is not subject to amortization, but will be reviewed annually for impairment.


As of December 31, 2002, no impairment adjustment has been made to goodwill. The impact of the pronouncement on the financial statements is as follows:



                                For the Twelve Months Ended December 31:
------------------------------------------------------------------------
                                                  2002    2001   2000
------------------------------------------------------------------------
                           (in thousands except Earnings per Share Data)

Reported net income . . . . . . . . . . . . . .  $1,156  $1,602  $ 356
Add back: goodwill amortization, net of tax . .       -     193    193
----------------------------------------------------------------------
Adjusted net income . . . . . . . . . . . . . .  $1,156  $1,795  $ 549
======================================================================
Basic earnings per share:
Reported net income . . . . . . . . . . . . . .  $ 0.45  $ 0.62  $0.14
Goodwill amortization, net of tax . . . . . . .       -    0.08   0.08
----------------------------------------------------------------------
Adjusted net income . . . . . . . . . . . . . .  $ 0.45  $ 0.70  $0.22
======================================================================
Diluted earnings per share:
Reported net income . . . . . . . . . . . . . .  $ 0.44  $ 0.62  $0.14
Goodwill amortization, net of tax . . . . . . .       -    0.07   0.08
----------------------------------------------------------------------
Adjusted net income . . . . . . . . . . . . . .  $ 0.44  $ 0.69  $0.22
======================================================================


In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FASB Statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This statement also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The Company will continue to account for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees".

SUBSEQUENT EVENT

On January 13, 2003, the Company completed the purchase of 160,114 shares of common stock at a price of $2.3 million, or $14.60 per share, from Jewelcor Management Inc. ("JMI"), which is owned by Mr. Seymour Holtzman ("the Repurchase"). The Repurchase represents approximately 6.1% of the Company's outstanding common stock as of December 31, 2002. The repurchase of these shares is expected to be accretive to the Company's earnings per share and return on equity and will help accomplish capital management objectives.

As part of the repurchase agreement, Mr. Holtzman and JMI, as well as those persons and entities who signed the Schedule 13D with Mr. Holtzman with respect to the Company's common stock, agreed in writing, that neither they nor their affiliates will purchase shares of the Company's common stock for a period of five years. JMI also agreed to stipulate to the discontinuance with prejudice of the lawsuit entitled "Jewelcor Management, Inc. v. Pathfinder Bancorp, Inc.", and withdrew a shareholder proposal previously submitted by JMI.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

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

HIGHLIGHTS OF THE COMPANY'S BUSINESS STRATEGY ARE AS FOLLOWS:

COMMUNITY-ORIENTED INSTITUTION

The Company is committed to meeting the financial needs of its customers in Oswego County, New York, the county in which it operates. The Company believes it is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services on a personalized, adaptable and responsive basis. Management believes that the Company can be more effective in servicing its customers than many of its non-locally headquartered competitors because of the Company's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Company's ability to provide these services is enhanced by the stability of the Company's senior management, which has an average tenure with the Company of over 11 years.

Management believes that the following actions over the past several years have helped to enhance and preserve its presence as a community bank: the 1994 acquisition of two branches of the former Columbia Federal Savings located in the cities of Oswego and Fulton; the public offering and subsequent reorganization into the two-tier holding company structure to further enhance growth and independence; the ability to access the secondary mortgage market while retaining customer servicing; and the expansion of the Company's small business lending services to further serve the community needs and provide additional revenue sources. During 2002, the Company expanded its service area by acquiring a branch in Lacona, New York. In addition, the Company chartered Pathfinder Commercial Bank, a limited purpose commercial bank subsidiary of Pathfinder Bank. Pathfinder Commercial Bank was established to serve the depository needs of public entities in the market area and has assumed the existing public deposit liabilities of the Lacona branch. The Company is committed to exploring additional lines of business and the formation of strategic alliances to maintain its independence and enhance its profitability in a competitive, consolidating industry.

CAPITAL AND ASSET LEVELS

The Company's shareholders' equity was $23.2 million at December 31, 2002, which represents a $1.0 million, or 5%, increase from December 31, 2001. The Company's ratio of shareholders' equity to total assets was 8.32% at December 31, 2002. The Repurchase reduced shareholders' equity by $2.3 million. If the Repurchase had occurred on December 31, 2002, the Company's ratio of shareholders' equity to total assets would have been 7.49%. Total assets have increased by $34.6 million, or 14%, from the prior year. The Company's capital levels exceed all regulatory capital requirements (see footnote #17 of the consolidated financial statements for Pathfinder Bancorp, Inc.). Dividends declared and not waived by the Mutual Holding Company during 2002 and 2001 were $426,000 and $446,000, respectively. The Company's dividend payout ratio was 36.85% for 2002 and 28.37% for 2001.

EMPHASIS ON RESIDENTIAL MORTGAGE AND SMALL BUSINESS LENDING AND INVESTMENT SECURITIES

The Company emphasizes residential real estate financing and anticipates a continued commitment to financing the purchase or improvement of residential real estate in its market area. Historically, the Company has not been an active purchaser of loans or loan participations. The Company has expanded its service to the small business community in its marketplace through deposit and lending services. To supplement local mortgage and commercial loan originations, the Company invests in investment securities consisting primarily of investment grade corporate debt instruments, securities issued by the United States

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

Government, state and municipal obligations, mutual funds, equity securities, and mortgage-backed securities. By investing in these types of assets, the Company reduces the credit risk of its asset base but must accept lower yields than would typically be available on commercial real estate loans and multi-family real estate loans. At December 31, 2002, 90% of the Company's total loan portfolio consisted of loans secured by real estate, of which 20% consisted of commercial real estate loans. In addition, at December 31, 2002, 22% of the Company's total assets consisted of investment securities.

STRONG RETAIL DEPOSIT BASE

The Company has a relatively strong retail deposit base drawn from the six full-service offices in its market area. At December 31, 2002, 58% of the Company's deposit base of $204.5 million consisted of core deposits, which included noninterest-bearing demand accounts, NOW accounts, passbook and club savings accounts and money management deposit accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Company will continue to emphasize retail deposits by maintaining its network of full service offices and providing depositors with a full range of accounts. Pathfinder Commercial Bank ("Commercial Bank"), the limited-purpose commercial banking subsidiary of Pathfinder Bank, assumed $11.6 million in municipal deposits as part of the Branch Acquisition. The Commercial Bank will allow the Company to serve the depository needs of the various municipalities, school districts, and other public funding sources throughout its market area. The Commercial Bank expects that its affiliation with its parent, an institution recognized for its service quality and community commitment, will provide it with valuable competitive advantages. Accordingly, the Commercial Bank will seek business growth by focusing on its local identification and service excellence. At December 31, 2002, the Commercial Bank had $9.7 million of municipal deposits.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow practices within the banking industry. Application of these principles requires management to make estimates, assumptions and judgements that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgements are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgements. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgements and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgements are necessary when assets and liabilities are required to be recorded at fair value or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and information used to record valuation adjustments for certain assets and liabilities are based on quoted market prices or are provided by other third-party sources, when available. When third party information is not available, valuation adjustments are estimated in good faith by management.

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective and complex judgments, and as such could be the most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgement and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in this report.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

CHANGES IN FINANCIAL CONDITION

COMPARISON AT DECEMBER 31, 2002 AND DECEMBER 31, 2001.

Total assets increased $34.6 million, or 14%, to $279.1 million at December 31, 2002 from $244.5 million at December 31, 2001. The increase in assets is primarily attributable to a $6.1 million increase in cash and cash equivalents, an increase in investment securities of $9.1 million, an increase of $16.4 million, or 10%, in net loans receivable to $179.0 million from $162.6 million and a $2.6 million increase in goodwill and intangible assets. This increase was partially offset by a $1.7 million decrease in mortgage loans held-for-sale. The increase in total assets was primarily the result of the $26.4 million Branch Acquisition and the Company's continued emphasis on residential real estate financing.

Total liabilities increased $33.5 million, or 15%, to $255.8 million at December 31, 2002 from $222.3 million at the end of the prior fiscal year. The increase was primarily attributable to a $34.9 million, or 21%, increase in deposits to $204.5 million at December 31, 2002 from $169.6 million at December 31, 2001, and the issuance of $5.0 million of subordinated debt securities, issued in connection with the Company's participation in a pooled trust preferred transaction. These increases were partially offset by a decrease in borrowed funds of $6.6 million to $42.9 million at December 31, 2002 from $49.4 million at December 31, 2001. The increase in deposits was primarily comprised of an increase in money management accounts of $15.3 million, an $11.5 million, or 15%, increase in time deposits, a $5.0 million, or 8%, increase in savings accounts, and an increase of $2.7 million, or 21%, in noninterest-bearing demand accounts. The increase in deposit accounts primarily resulted from the Branch Acquisition, which included $26.4 million in deposits, and the successful introduction of a free checking and a money management checking account.

Shareholders' equity increased $1.0 million, or 5%, to $23.2 million at December 31, 2002 from $22.2 million at December 31, 2001. The increase is attributable to net income of $1.2 million, an increase in accumulated other comprehensive income of $200,000, combined with a $49,000 decrease in unearned ESOP shares, and an additional paid in capital increase of $196,000. These increases were partially offset by dividends declared of $426,000 and the repurchase of 11,000 shares of the Company's common stock totaling $130,000.

COMPARISON AT DECEMBER 31, 2001 AND DECEMBER 31, 2000.

Total assets increased $12.1 million, or 5%, to $244.5 million at December 31, 2001 from $232.4 million at December 31, 2000. The increase in assets is primarily attributable to a $3.4 million increase in cash and cash equivalents, a $4.5 million increase in mortgage loans held-for-sale and an increase of $14.2 million, or 10%, in net loans receivable to $162.6 million from $148.4 million. This increase was partially offset by a decrease in investment securities of $10.3 million, or 16%, to $53.4 million at December 31, 2001 from $63.8 million at December 31, 2000. The increase in total assets was primarily the result of the Company's continued emphasis on residential real estate financing as well as growth in the Company's commercial loan portfolio.

Total liabilities increased $10.9 million, or 5%, to $222.3 million at December 31, 2001 from $211.4 million at the end of the prior fiscal year. The increase was primarily attributable to an $8.1 million, or 5%, increase in deposits to $169.6 million at December 31, 2001 from $161.5 million at December 31, 2000, an increase in borrowed funds of $2.2 million to $49.4 million at December 31, 2001 from $47.2 million at December 31, 2000 and a $596,000 increase in other liabilities to $3.3 million at December 31, 2001 from $2.7 million at December 31, 2000. The increase in deposits was comprised of a $2.9 million, or 5%, increase in savings accounts, an increase of $3.1 million, or 32%, in noninterest-bearing demand accounts, an increase in money management accounts of $4.4 million, partially offset by a $2.4 million, or 3%, decrease in time deposits and a $280,000, or 2%, decrease in interest-bearing demand accounts.

Shareholders' equity increased $1.2 million, or 6%, to $22.2 million at December 31, 2001 from $21.0 million at December 31, 2000. The increase is attributable to net income of $1.6 million, an increase in accumulated other comprehensive income of $50,000, combined with a $54,000 decrease in unearned ESOP shares, and an additional paid in capital increase of $356,000. These increases were partially offset by dividends declared of $446,000 and the repurchase of 10,000 shares of the Company's common stock totaling $134,000.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

RESULTS OF OPERATIONS

GENERAL

The Company had net income of $1.2 million, $1.6 million and $356,000, for the fiscal years ended December 31, 2002, 2001, and 2000, respectively. The decrease in net income for the year ended December 31, 2002, compared to 2001 resulted primarily from a $1.1 million, or 16%, increase in operating expenses and a $667,000, or 94%, increase in the provision for loan losses, partially offset by a $936,000, or 12%, increase in net interest income, a $231,000, or 12%, increase in other income, and a $156,000 reduction in the provision for income taxes.

Earnings per share, basic was $0.45, $0.62 and $0.14 for the years ended December 31, 2002, 2001 and 2000, respectively. The decrease in earnings per share for the year ended 2002 compared to 2001 resulted primarily from the decrease in net income.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

NET INTEREST INCOME

Net interest income is the Company's primary source of operating income for payment of operating expenses and providing for possible loan losses. Net interest income is the amount by which interest earned on interest-earning deposits, loans, and investment securities, exceeds interest paid on deposits, borrowings, and the trust preferred debt obligation. Net interest income is directly affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities as well as the changing interest rates of the underlying assets and liabilities and their respective sensitivity to repricing.

Net interest income increased $944,000, or 12%, on a tax equivalent basis, for the year ended December 31, 2002 as compared to the year ended December 31, 2001 primarily due to an increase in interest- earning assets. The increase in net interest income was comprised of a decrease in interest expense of $1.5 million, or 17%, partially offset by a decrease in interest income of $519,000, or 3%. The decrease in interest expense resulted from a decrease in the average cost of funds to 3.21% from 4.24%, partially offset by an increase in the average balance of interest-bearing liabilities of $18.7 million, or 9%. The decrease in interest income resulted from a decrease in the yield on interest-earning assets to 6.68% from 7.58%, partially offset by an increase in the average balance of interest-earning assets of $21.6 million, or 10%.

AVERAGE BALANCE SHEET

The following table sets forth certain information concerning average Interest-earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three years ended December 31, 2002, 2001 and 2000, using marginal federal income tax rates of 34%. Averages are computed on the daily average balance for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these calculations.

                                                             Years  Ended  December  31,
--------------------------------------------------------------------------------------------------------
                                                       2002                            2001
--------------------------------------------------------------------------------------------------------
                                                                 Average                         Average
                                            Average              Yield /    Average               Yield/
(Dollars in thousands)                      Balance   Interest     Cost     Balance   Interest     Cost
--------------------------------------------------------------------------------------------------------
Interest Earning Assets:
Real estate loans residential . . . . . .  $117,688   $   8,194     6.96%  $101,363   $   7,678     7.58%
Real estate loans commercial. . . . . . .    31,790       2,641     8.31%    27,847       2,487     8.93%
Commercial loans. . . . . . . . . . . . .    14,774         984     6.66%    13,843       1,170     8.45%
Consumer loans. . . . . . . . . . . . . .    12,795       1,117     8.73%    12,600       1,220     9.69%
Mortgage-backed securities. . . . . . . .    16,916         948     5.60%    20,237       1,293     6.39%
Taxable investment securities . . . . . .    29,331       1,489     5.08%    33,344       2,089     6.26%
Non-taxable investment securities . . . .     6,036         434     7.19%     6,192         441     7.12%
Interest-earning deposits . . . . . . . .     9,163         117     1.28%     1,418          65     4.58%
---------------------------------------------------------------------------------------------------------
Total interest-earning assets . . . . . .  $238,493   $  15,924     6.68%  $216,844   $  16,443     7.58%
Non interest-earning assets:
Other assets. . . . . . . . . . . . . . .    20,987                          20,796
Allowance for loan losses . . . . . . . .    (1,877)                         (1,431)
 Net unrealized gains
  on available for sale securities. . . .       368                             605
Total  Assets . . . . . . . . . . . . . .  $257,971                        $236,814
=========================================================================================================

Interest-bearing liabilities:
Now accounts. . . . . . . . . . . . . . .  $ 15,850   $     168     1.06%  $ 16,064   $     228     1.42%
Money management accounts . . . . . . . .    11,571         242     2.09%     1,080          41     3.80%
Savings and club accounts . . . . . . . .    62,494         948     1.52%    60,936       1,435     2.35%
Time deposits . . . . . . . . . . . . . .    77,701       3,299     4.25%    77,681       4,396     5.66%
Trust preferred debt. . . . . . . . . . .     2,635         138     5.24%         -           -        -
 Borrowings . . . . . . . . . . . . . . .    48,626       2,228     4.58%    44,458       2,385     5.36%
Total Interest-bearing liabilities. . . .  $218,877   $   7,023     3.21%  $200,219   $   8,485     4.24%
---------------------------------------------------------------------------------------------------------
Non-interest bearing liabilities:
Demand deposits . . . . . . . . . . . . .    13,154                          11,175
Other liabilities . . . . . . . . . . . .     2,873                           3,592
----------------------------------------------------------------------------------------------------------
Total liabilities . . . . . . . . . . . .   234,904                         214,986
Shareholders' equity. . . . . . . . . . .    23,067                          21,828
----------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity.  $257,971                        $236,814
==========================================================================================================
Net interest income                                   $   8,901                       $   7,958
==========================================================================================================
Net interest rate spread                                            3.47%                           3.35%
==========================================================================================================
Net interest margin                                                 3.73%                           3.67%
==========================================================================================================
Ratio of average interest-earning assets
to average interest-bearing liabilities                           108.96%                         108.30%
==========================================================================================================

                                                      2000
--------------------------------------------------------------------------------
                                                                Average
                                           Average               Yield/
                                           Balance   Interest     Cost
--------------------------------------------------------------------------------
Interest Earning Assets:
Real estate loans residential. . . . . .  $ 90,153   $   6,898     7.65%
Real estate loans commercial . . . . . .    25,137       2,285     9.09%
Commercial loans . . . . . . . . . . . .    10,837       1,100    10.15%
Consumer loans . . . . . . . . . . . . .    13,129       1,311     9.99%
Mortgage-backed securities . . . . . . .    21,868       1,477     6.75%
Taxable investment securities. . . . . .    38,177       2,482     6.50%
Non-taxable investment securities. . . .     6,604         548     8.30%
Interest-earning deposits. . . . . . . .       147           9     6.12%
--------------------------------------------------------------------------------
Total interest-earning assets. . . . . .  $206,052   $  16,110     7.82%
Non interest-earning assets:
Other assets . . . . . . . . . . . . . .    20,010
Allowance for loan losses. . . . . . . .    (1,143)
 Net unrealized gains
  on available for sale securities . . .    (1,726)
Total Assets. . . . . . . . . . . . . .  $223,193
================================================================================
Interest-bearing liabilities:
Now accounts . . . . . . . . . . . . . .  $ 15,144   $     249     1.64%
Money management accounts. . . . . . . .         -           -        -
Savings and club accounts. . . . . . . .    59,833       1,450     2.42%
Time deposits. . . . . . . . . . . . . .    71,837       4,154     5.78%
Trust preferred debt . . . . . . . . . .         -           -        -
 Borrowings. . . . . . . . . . . . . . .    43,718       2,679     6.13%
Total Interest-bearing liabilities . . .  $190,532   $   8,532     4.48%
--------------------------------------------------------------------------------
Non-interest bearing liabilities:
Demand deposits. . . . . . . . . . . . .    10,497
Other liabilities. . . . . . . . . . . .     2,268
--------------------------------------------------------------------------------
Total liabilities. . . . . . . . . . . .   203,297
Shareholders' equity . . . . . . . . . .    19,896
--------------------------------------------------------------------------------
Total liabilities & shareholders' equity  $223,193
================================================================================
Net interest income                                  $   7,578
================================================================================
Net interest rate spread                                           3.34%
================================================================================
Net interest margin                                                3.68%
================================================================================
Ratio of average interest-earning assets
to average interest-bearing liabilities                          108.15%
================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

RATE/VOLUME ANALYSIS

Net interest income can also be analyzed in terms of the impact of changing interest rates on Interest-earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of Interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (change in volume multiplied by prior rate);
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) total increase or decrease. Changes attributable to both rate and volume have been allocated ratably.

                                                        Years Ended December 31,
--------------------------------------------------------------------------------------------------
                                             2002 vs. 2001                   2001 vs. 2000
                                       Increase/(Decrease) Due to      Increase/(Decrease) Due to
-------------------------------------------------------------------  -----------------------------
                                                           Total                          Total
                                                         Increase                       Increase
(In thousands)                       Volume     Rate    (Decrease)    Volume    Rate   (Decrease)
--------------------------------------------------------------------------------------------------
Interest Income:
Real estate loans residential       $ 1,176   $  (659)     $   517     $ 843   $ (64)     $   779
Real estate loans commercial            334      (181)         153       244     (41)         203
Commercial loans                         75      (261)        (186)      273    (203)          70
Consumer loans                           19      (122)        (103)      (52)    (39)         (91)
Mortgage-backed securities             (197)     (148)        (345)     (107)    (77)        (184)
Taxable investment securities          (234)     (366)        (600)     (304)    (89)        (393)
Non-taxable investment securities       (11)        4           (7)      (33)    (74)        (107)
Interest-earning deposits               129       (77)          52        60      (4)          56
-------------------------------------------------------------------------------------------------
Total interest income                 1,291    (1,810)        (519)      924    (591)         333
Interest Expense:
NOW and escrow accounts                  (3)      (58)         (61)        2     (23)         (21)
Money management accounts               227       (26)         201        41       -           41
Savings and club accounts                35      (522)        (487)       12     (27)         (15)
Time deposits                             1    (1,098)      (1,097)      330     (88)         242
Trust preferred debt obligation         138         -          138         -       -            -
 Borrowings                             210      (367)        (157)       43    (337)        (294)
-------------------------------------------------------------------------------------------------
Total interest expense                  608    (2,071)      (1,463)      428    (475)         (47)
-------------------------------------------------------------------------------------------------
Net change in interest income       $   683   $   261      $   944     $ 496   $(116)     $   380
=================================================================================================

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

INTEREST INCOME

Interest income, on a tax equivalent basis, totaled $15.9 million for the year ended December 31, 2002, as compared to $16.4 million for the year ended December 31, 2001, a decrease of $519,000, or 3%. The decrease in interest income was principally attributable to a decrease in the tax equivalent yield on Interest-earning assets to 6.68% from 7.58%, partially offset by an increase of $21.6 million in the average balance of interest-earning assets to $238.5 million from $216.8 million. The increase in average interest-earning assets occurred as a result of the growth in the loan portfolio and $21.6 million in cash received from the assumption of deposits in the Branch Acquisition. Average loans increased $21.4 million, or 14%. The decrease in the average yield on Interest-earning assets is principally the result of decreases in the overall interest rate environment throughout the year. The declining interest rate environment resulted in repricing of the existing real estate loan portfolio, as well as new originations occurring at lower rates than in prior periods. The Company's net interest margin compressed during the last quarter of 2002, as cash received from the Branch Acquisition was initially held in overnight deposit accounts earning interest at an average yield of 1.28%. During the last two months of 2002, the excess liquidity was reinvested in higher yielding assets. Approximately $9.0 million of investment securities, with an average yield of 3.99%, were acquired and the remaining liquidity was used to fund loan portfolio growth.

Interest income on real estate loans totaled $10.8 million and $10.2 million for the years ended December 31, 2002 and 2001, respectively. The $670,000, or 7%, increase resulted from a $20.3 million increase in the average balance of real estate loans to $149.5 million from $129.2 million at December 31, 2002 and 2001, respectively, partially offset by a decrease in the average yield on real estate loans of 62 basis points, to 7.25% for 2002 from 7.87% for 2001. The increase in the average balance on real estate loans was principally due to the increase in originations of 15-year fixed rate residential real estate and certain 30-year fixed rate mortgages. The decrease in the yield is primarily due to refinancing existing residential loans and new originations at rates lower than the existing portfolio during 2002.

Interest income on commercial loans decreased to $984,000 from $1.2 million for the year ended December 31, 2002 as compared to the prior year. The decrease primarily resulted from a decrease in the average yield to 6.66% from 8.45% when compared to the prior year, partially offset by an increase in the average balance of commercial loans by $931,000, or 7%, to $14.8 million from $13.8 million in the prior year. The decrease in the yield primarily resulted from $134,000 of interest not being recognized associated with two significant commercial lending relationships due to their delinquent status during 2002.

Interest income on consumer loans decreased $103,000, or 8%, to $1.1 million for the year ended December 31, 2002 from $1.2 million for the year ended December 31, 2001. The decrease was due to a decrease in the average yield on consumer loans to 8.73% from 9.69%, partially offset by an increase in the average balance of consumer loans of $195,000, or 2%, to $12.8 million from $12.6 million when compared to the prior year.

Interest income on mortgage-backed securities decreased by $345,000, or 27%, to $948,000 from $1.3 million for the years ended December 31, 2002 and 2001, respectively. The decrease in interest income on mortgage-backed securities resulted from a decrease in the average balance of mortgage-backed securities of $3.3 million, or 16%, combined with a decrease in the yield to 5.60% from 6.39%. The decrease in the average balance of mortgage-backed securities was caused by the acceleration of prepayments speed reflecting refinancing activity in the underlying loans.

Interest income on investment securities, on a tax equivalent basis, decreased $607,000, or 24%, for the year ended December 31, 2002 to $1.9 million from $2.5 million for the same period in 2001. The decrease resulted from a decrease in

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)
the average balance of investment securities of $4.1 million, or 11%, to $35.4 million at December 31, 2002 from $39.5 million at December 31, 2001, combined with a decrease in the average yield on investment securities, on a tax equivalent basis, to 5.44% from 6.40% for the years ended December 31, 2002 and 2001, respectively. The decrease in the average balance of investment securities resulted primarily from the proceeds from calls and maturities of investment securities. These proceeds were utilized primarily to fund the Company's loan growth.

Interest income on interest-earning deposits increased $52,000 to $117,000 for the year ended December 31, 2002 from $65,000 for the prior year. The increase was due to a $7.7 million increase in the average balance on interest-earning deposits, partially offset by a decrease in the average yield on such deposits to 1.28% from 4.58%. The increase in the average balance of interest-earning deposits resulted from the cash received from assumption of deposits in the Branch Acquisition.

INTEREST  EXPENSE

Interest expense decreased $1.5 million, or 17%, to $7.0 million for the year ended December 31, 2002. The decrease in interest expense was principally the result of a decrease in the average cost of funds to 3.21% in 2002 from 4.24% in the prior year. The decrease in the average cost is primarily attributable to a decrease in the overall interest rate environment during the twelve months ended December 31, 2002. The average balance of interest-bearing liabilities increased $18.7 million, or 9%, to $218.9 million at December 31, 2002 as compared to $200.2 million at the end of the prior year.

Interest expense on interest-bearing deposits decreased $1.4 million, or 24%, to $4.7 million for the year ended December 31, 2002 from $6.1 million in the prior year. The decrease in interest expense on deposits resulted from a decrease in the average cost of deposits to 2.78% from 3.92%, partially offset by an increase in the average balance of interest-bearing deposits of $11.8 million, or 7%, to $167.6 from $155.8 million. Interest expense on time deposits decreased $1.1 million, or 25%, to $3.3 million from $4.4 million when comparing the twelve months ended December 31, 2002 with the same period in the prior year. The average balance of time deposits remained consistent at $77.7 million while the average cost of time deposits decreased to 4.25% from 5.66%. Interest expense on savings and club accounts decreased $487,000, or 34%, resulting from a decrease in the average cost of savings and club accounts to 1.52% from 2.35%, partially offset by a $1.6 million increase in the average balance of savings and club accounts. Interest expense on money management accounts increased $201,000 due to a $10.5 million increase in the average balance of money management deposit accounts, partially offset by a decrease in the average cost of money management accounts to 2.09% from 3.80%.

The Company's borrowings consist of term and overnight advances from the Federal Home Loan Bank of New York and funds obtained through repurchase agreements ("repos"). Interest expense on borrowed funds decreased $157,000, or 7%, to $2.2 million for the year ended December 31, 2002 from $2.4 million at the prior year end. This decrease was primarily the result of a decrease in the average cost of borrowed funds to 4.58% from 5.36%, partially offset by an increase in the average balance of the borrowings of $4.1 million, to $48.6 million from $44.5 million for 2002 and 2001, respectively.

In the second quarter of 2002, the Company issued $5.0 million of subordinated debt securities, in connection with Company's participation in a pooled trust preferred transaction. Interest expense associated with the trust preferred debt obligation for the year ended December 31, 2002 was $138,000 with an average cost of funds of 5.24%. The trust preferred security is priced at 345 basis points over the London InterBank Offered Rate ("LIBOR") and adjusts quarterly.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses represents the amount available for probable credit losses in the Company's loan portfolio as estimated by management. The Company maintains an allowance for loan losses based upon a monthly evaluation of known and inherent risks in the loan portfolio, which includes a review of the balances and composition of the loan portfolio as well as analyzing the level of delinquencies in each segment of the loan portfolio. The allowance for loan losses is based upon a methodology that uses loss factors applied to loan balances and reflects actual loss experience, delinquency trends, current economic conditions, and individual customer conditions, as well as standards applied by the Federal Deposit Insurance Corporation. The allowance for loan losses reflects management's best estimate of probable loan losses at December 31, 2002. The allowance for loan losses decreased $198,000, or 12%, to $1.5 million at December 31, 2002, versus $1.7 million in 2001. As a percent of total loans, the allowance ratio decreased to 0.82% from 1.03% in 2001. Loan charge-offs were $1.7 million during 2002.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

Management addressed the deterioration of the credit quality of two significant commercial lending relationships during the second half of 2002. During the third quarter of 2002, the Company foreclosed on the assets of one of these borrowers, charging-off $598,000 of the outstanding loan balance and transferring the net realizable value of the assets to other real estate owned. The remaining commercial credit concern was charged-off in the fourth quarter of 2002. As a result, the Company's allowance for loan losses to nonperforming loans ratio has improved to 86.57% at December 31, 2002 from 63.66% at December 31, 2001.

Nonperforming loans (past due 90 days or more) decreased $400,000, or 19%, to $1.7 million at December 31, 2002 from $2.1 million at the end of the prior year. Charge-offs, net of recoveries, increased $1.2 million to $1.7 million, or 0.90%, of average loans compared to $302,000, or 0.19% of average loans in the prior year. Total delinquencies (past due 30 days or more) to total loans receivable at December 31, 2002 are 2.28% compared to 4.03% at December 31, 2001, a decrease of 43.4%.

The Company established a provision for loan losses for the year ended December 31, 2002 of $1.4 million as compared to a provision of $708,000 for the year ended December 31, 2001. The increase in the provision for loan losses is attributable to an increase in loans charged off in 2002 and an increase in the loans receivable balance. Net charge-offs in 2002 exceeded the provision for loan losses by $255,000 as a portion of the charge-offs was provided for at December 31, 2001.

NONINTEREST INCOME

The Company's noninterest income is principally comprised of fees on deposit accounts and transactions, loan servicing, commissions, and net gains on securities, loans and other real estate. Noninterest income, exclusive of net gains on securities, loans and other real estate, increased $157,000, or 12%, to $1.5 million for the year ended December 31, 2002, when compared to the same period in the prior year.

The increase in noninterest income primarily resulted from a $108,000 increase in service charges on deposit accounts, a $91,000 increase in loan servicing fees and a $25,000 increase in other charges, commissions and fees. These increases were partially offset by a $67,000 decrease in the value of bank owned life insurance. The increase in the service charges on deposit accounts is due to the introduction of new services to depositors as well as an increase in the number of deposit accounts. The increase in loan servicing fees is due to the increase in our servicing portfolio to $41.4 million at December 31, 2002 from $29.1 million in the prior year.

Net gain on securities, loans and other real estate increased $74,000 for the year ended December 31, 2002 when compared to the 2001 period. The Company recognized a $573,000 gain from the sale of its holdings in an equity security. This gain was partially offset by a $275,000 impairment loss recognized on a corporate debt security in the fourth quarter of 2002.

NONINTEREST EXPENSE

Noninterest expense increased $1.1 million, or 16%, to $8.0 million for the year ended December 31, 2002 from $6.9 million for the prior year. Salaries and employee benefits increased $774,000, or 26%, primarily resulting from the hiring of a senior commercial credit officer and chief legal counsel and staff, an increase in branch hours, an increase in the cost of health insurance, an increase in pension expense, and an increase in personnel expenses associated with the Branch Acquisition. An increase in data processing expenses of $139,000, or 18%, primarily resulted from nonrecurring costs associated with the Branch Acquisition. Professional and other services increased $139,000, or 19%, resulting primarily from additional legal costs relating to the Jewelcor litigation and an increase in outside consultants related to enhancing the Company's compliance program. Other expenses increased $351,000, or 28%, primarily resulting from additional costs associated with the operations of an other real estate owned property, an increase in training costs, and an increase in mortgage recording tax expense. These increases were partially offset by a decrease in the amortization of intangible assets of $276,000. The decrease in amortization expense resulted from the adoption of Financial Accounting Standard No. 147, "Accounting for Certain Acquisition of Banking or Thrift Institutions". The Company is no longer amortizing goodwill arising from branch acquisitions.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

The Company's overhead (noninterest expense to average assets) and efficiency ratios for the year ended December 31, 2002 were 2.85% and 73.18%, respectively. The stock based compensation plan expense and the Company's amortization of the core deposit intangible represent noncash expenses in that they do not decrease tangible capital. If these noncash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 2002 would be 2.82% and 72.33%, respectively.

INCOME TAX EXPENSE

Income tax expense decreased $156,000 to $388,000 for the year ended December 31, 2002 as compared to $544,000 in the prior year. The decrease in income tax expense reflected lower pre-tax income during the year. The Company's effective tax rate remained consistent at 25% for the year ended December 31, 2002 and 2001. The Company has reduced its tax rate primarily through the ownership of tax exempt investment securities and other tax saving strategies.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

NET INTEREST INCOME

Net interest income increased $380,000, or 5%, on a tax equivalent basis, for the year ended December 31, 2001 as compared to December 31, 2000. The increase in net interest income was comprised of an increase in interest income of $333,000 or 2%, and a decrease in interest expense of $47,000, or 1%. The increase occurred due to an increase in the average balance of Interest-earning assets of $10.8 million, or 5%, and a decrease in the average cost of interest-bearing liabilities to 4.24% from 4.48%, partially offset by a decrease in the average yield of interest-earning assets to 7.58% from 7.82% and a $9.7 million, or 5%, increase in the average balance of interest-bearing liabilities. The increase in net interest income reflects the impact of falling interest rates on the Company's liability sensitive balance sheet. The Company's deposits and borrowed funds tend to reprice faster than the Company's investments in loans and securities. This is best illustrated by the increase in net interest rate spread in the fourth quarter of 3.59%, compared to 3.06% for the same period in 2000.

INTEREST INCOME

Interest income totaled $16.3 million for the year ended December 31, 2001, as compared to $15.9 million for the year ended December 31, 2000, an increase of $413,000, or 3%. The increase in interest income was principally attributable to an increase of $10.8 million in the average balance of interest-earning assets to $216.8 million from $206.1 million, offset by a decrease in the tax equivalent yield on interest-earning assets to 7.58% from 7.82%. The increase in average interest-earning assets occurred as a result of growth in the loan portfolio. Average loans increased $16.4 million, or 12%. The decrease in the average yield on interest-earning assets is principally the result of decreases in the overall interest rate environment throughout the year. The declining interest rate environment resulted in repricing of the existing real estate loan portfolio as well as new originations occurring at lower rates than in prior periods.

Interest income on real estate loans totaled $10.2 million and $9.2 million for the years ended December 31, 2001 and 2000, respectively. The $982,000, or 11%, increase resulted from a $13.9 million increase in the average balance of real estate loans to $129.2 million from $115.3 at December 31, 2001 and 2000, respectively, partially offset by a decrease in the average yield on real estate loans of 10 basis points, to 7.87% for 2001 from 7.97% for 2000. The increase in the average balance on real estate loans was principally due to the increase in originations of 15-year fixed rate residential real estate. The decrease in the yield is primarily due to residential loans originating at lower rates during 2001.

Interest income on commercial loans remained relatively consistent at $1.1 million for the year ended December 31, 2001 as compared to the prior year. The average balance of commercial loans increased $3.0 million, or 28%, to $13.8 million from $10.8 million in the prior year. The increase in the average balance of commercial loans was offset by a decrease in the average yield to 8.45% from 10.15% when compared to the prior year. The increase in the average balance of commercial loans reflects the Company's continuing efforts to provide lending to qualified local businesses. The decrease in the yield on commercial loans is primarily due to the 475 basis point decline in the Company's prime rate which has affected the yield on prime-based commercial lending.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

Interest income on consumer loans decreased $91,000, or 7%, to $1.2 million for the year ended December 31, 2001 from $1.3 million for the year ended December 31, 2000. The decrease was due to a decrease in the average balance of consumer loans of $529,000, or 4%, to $12.6 million from $13.1 million combined with a decrease in the average yield on consumer loans to 9.69% from 9.99% when compared to the prior year.

Interest income on mortgage-backed securities decreased by $184,000, or 13%, to $1.3 million from $1.5 million for the years ended December 31, 2001 and 2000, respectively. The decrease in interest income on mortgage-backed securities resulted from a decrease in the average balance of mortgage-backed securities of $1.6 million, or 8%.

Interest income on investment securities, on a tax equivalent basis, decreased $500,000, or 17%, for the year ended December 31, 2001 to $2.5 million from $3.0 million for the same period in 2000. The decrease resulted from a decrease in the average balance of investment securities of $5.2 million, or 12%, to $39.5 million at December 31, 2001 from $44.8 million at December 31, 2000, combined with a decrease in the average yield on investment securities, on a tax equivalent basis, to 6.40% from 6.77% for the years ended December 31, 2001 and 2000, respectively. The decrease in the average balance of investment securities resulted primarily from the proceeds from calls and maturities of investment securities. These proceeds were utilized to fund the Company's loan growth.

Interest income on interest-earning deposits increased $56,000 to $65,000 for the year ended December 31, 2001 from $9,000 for the prior year. The increase was due to a $1.3 million increase in the average balance on interest-earning deposits, partially offset by a decrease in the average yield on such deposits to 4.58% from 6.80%.

INTEREST EXPENSE

Interest expense decreased $47,000, or 1%, to $8.5 million for the year ended December 31 2001. The decrease in interest expense was principally the result of a decrease in the average cost of funds to 4.24% in 2001 from 4.48% in the prior year. The decrease in the average cost is primarily attributable to a decrease in the overall interest rate environment during the twelve months ended December 31, 2001. The average balance of interest-bearing liabilities increased $9.7 million, or 5%, to $200.2 million at December 31, 2001 as compared to $190.5 million at the end of the prior year. Interest expense on time deposits increased $242,000, or 6%, to $4.4 million from $4.2 million when comparing the twelve months ended December 31, 2001 with the same period in the prior year. Interest expense on NOW and savings accounts decreased $36,000, or 2%. The average balance on savings and club accounts increased $1.1 million, or 2%, to $60.9 million for the year ended December 31, 2001 from $59.8 for the prior year, while the average cost of such deposits decreased to 2.35% from 2.42%. The average balance on time deposits increased $5.8 million, or 8%, to $77.7 million for the year ended December 31, 2001, from $71.8 million for the prior year. The average cost of time deposits decreased to 5.66% from 5.78%.

Interest expense on borrowed funds decreased $294,000, or 11%, to $2.4 million for the year ended December 31, 2001 from $2.7 million at the prior year end. This decrease was primarily the result of a decrease in the average cost of borrowed funds to 5.36% from 6.13%, partially offset by an increase in the average balance of the borrowings of $740,000, to $44.5 million, from $43.7 million for 2001 and 2000 respectively.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses reflects management's best estimate of probable loan losses at December 31, 2001. The allowance for loan losses was increased to $1.7 million at December 31, 2001, versus $1.3 million in 2000. As a percent of total loans, the allowance ratio increased to 1.03% from 0.86% in 2000. The increase in provision reflects management's concern of recessionary pressures on the credit quality of the Company's loan portfolio.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

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

NONINTEREST INCOME

Noninterest income exclusive of net gains on securities and loans increased $225,000, or 20%, to $1.4 million for the year ended December 31, 2001, when compared to the same period in the prior year.

The increase in noninterest income primarily results from an $81,000 increase in income recognized on the cash value of bank owned life insurance, a $66,000 increase in service charges on deposit accounts and a $63,000 increase in loan servicing fees. Net gain on securities, loans and other real estate increased $540,000 for the year ended December 31, 2001 when compared to the 2000 period.

NONINTEREST EXPENSE

Noninterest expense decreased $832,000, or 11%, to $6.9 million for the year ended December 31, 2001 from $7.7 million for the prior year. Noninterest expense for the first quarter of 2000 was adversely impacted by unusual items and nonrecurring charges of approximately $789,000. Exclusive of the unusual and nonrecurring charges, noninterest expense remained relatively consistent from year to year decreasing by 1%.

The Company's overhead (noninterest expense to average assets) and efficiency ratios for the year ended December 31, 2001 were 2.81% and 70.61%, respectively. The stock based compensation plan expense and the Company's amortization of goodwill represent noncash expenses in that they do not decrease the generation of tangible capital. If these noncash expenses were deducted from the Company's overhead and efficiency ratios, those adjusted ratios for the year ended December 31, 2000 would be 2.72% and 66.41%, respectively.

INCOME TAX EXPENSE

Income tax expense increased $347,000 to $544,000 for the year ended December 31, 2001 as compared to $196,000 in the prior year. The increase in income tax expense reflected higher pre-tax income during the year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates or prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's most significant form of market risk is interest rate risk, as the majority of the Company's assets and liabilities are sensitive to changes in interest rates. The Company's mortgage loan portfolio consists primarily of loans on residential real property located in Oswego County, and is therefore subject to risks associated with the local economy. The Company's interest rate risk management program focuses primarily on evaluating and managing the composition of the Company's assets and liabilities in the context of various interest rate scenarios. Factors beyond management's control, such as market interest rates and competition, also have an impact on interest income and interest expense. Included within the Company's investment portfolio are certain securities that are subject to the default risk of the issuer. The current portfolio includes

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)
securities issued by various corporations, government agencies and municipalities. Management monitors this potential risk by analyzing the credit ratings of the issuing organizations and takes appropriate actions when these ratings fall below investment grade. Other types of market risks stated above do not arise in the normal course of the Company's business activities.

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

The Company does not generally maintain in its portfolio fixed interest rate loans with terms exceeding 20 years. However, beginning in the fourth quarter of 2002, 30-year fixed rate mortgages meeting a minimum credit score rating will be held in portfolio. The Company's current policy allows for maintaining in portfolio qualifying 30-year fixed rate mortgages up to a maximum level of 5% of the total loan portfolio. 30-year fixed rate loans that do not meet the minimum credit standard or exceed 5% of the loan portfolio will be held for sale into the secondary market. The Company manages interest rate and credit risk associated with the mortgage loans held for sale and outstanding loan commitments through utilization of forward sale commitments of mortgage-backed securities for the purpose of passing along these risks to acceptable third parties. Management generally enters into forward sale commitments to minimize the exposure to longer term fixed rate mortgages in mortgage loans held for sale and mortgage commitments where interest rate locks have been granted. At December 31, 2002, there were no outstanding forward sale commitments. To manage interest rate risk within the loan portfolio, ARM loans are originated with terms that provide that the interest rate on such loans cannot adjust below the initial rate. Generally, the Company tends to fund longer term loans and mortgage-backed securities with shorter term time deposits, repurchase agreements, and advances. The impact of this asset/liability mix creates an inherent risk to earnings in a rising interest rate environment. In a rising interest rate environment, the Company's cost of shorter term deposits may rise faster than its earnings on longer term loans and investments. Additionally, the prepayment of principal on real estate loans and mortgage-backed securities tends to decrease as rates rise, providing less available funds to invest in the higher rate environment. Conversely, as interest rates decrease the prepayment of principal on real-estate loans and mortgage-backed securities tends to increase, causing the Company to invest funds in a lower rate environment. The potential impact on earnings from this mismatch, is mitigated to a large extent by the size and stability of the Company's savings accounts. Savings accounts have traditionally provided a source of relatively low cost funding that has demonstrated historically a low sensitivity to interest rate changes. The Company generally matches a percentage of these, which are deemed core, against longer term loans and investments.

During 2002 and 2001, the Federal Reserve lowered interest rates twelve times by a total of 525 basis points. These interest rate reductions have caused significant repricing of the bank's interest-earning assets and interest-bearing liabilities. With the overnight borrowing rate at a 40 year low, the Company is positioning itself for anticipated interest rate increases in the future. Efforts are being made to shorten the repricing duration of its rate sensitive assets by originating one year ARM loans, "3/1 ARM" loans, and "5/1 ARM" loans (mortgage loans which are fixed rate for the first three to five years and adjustable annually thereafter). In the current interest rate environment the Company is also extending the duration of its rate sensitive liabilities by lengthening the maturities of its existing borrowings and offering certificates of deposit with three and four year terms which allow depositors to make a one-time election, at any time during the term of the certificate of deposit, to adjust the rate of the instrument to the then prevailing rate for the certificate of deposit with the same term.

The Company manages its interest rate sensitivity by monitoring (through simulation and net present value techniques) the impact on its GAP position, net interest income (earnings at risk), net portfolio value (value at risk) and net portfolio value ratio to changes in interest rates on its current and forecast mix of assets and liabilities. The Company has an Asset-Liability Management

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)
Committee which is responsible for reviewing the Company's assets and liability policies, setting prices and terms on rate-sensitive products, and monitoring and measuring the impact of interest rate changes on the Company's earnings. The Committee meets monthly on a formal basis and reports to the Board of Directors on interest rate risks and trends, as well as liquidity and capital ratios and requirements. The Company does not have a targeted gap range, rather the Board of Directors has set parameters of percentage change by which net interest margin and the net portfolio value are affected by changing interest rates. The Board and management deem these measures to be a more significant and realistic means of measuring interest rate risk. The results of the interest rate measurement techniques are outlined below in the GAP table and the table on percentage changes in net interest income and net portfolio value.

GAP TABLE

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2002, which are expected to reprice or mature based upon certain assumptions in each of the future time periods shown.


                                                                 Amounts  Maturing  or  Repricing
-----------------------------------------------------------------------------------------------------------
                                                         Within     3 to 12    1 to 3    3 to 5    5 to 10
(Dollars in thousands)                                  3 Months    Months     Years     Years      Years
-----------------------------------------------------  ----------  ---------  --------  --------  ---------
Interest-earning assets:
Real estate loans:
Residential one-to-four family:
Market index ARM's. . . . . . . . . . . . . . . . . .  $  17,358   $ 20,064   $12,813   $ 1,054   $      -
Fixed rate. . . . . . . . . . . . . . . . . . . . . .      1,822      8,436    30,935    15,873      9,874
Commercial and multi-family:
ARM's . . . . . . . . . . . . . . . . . . . . . . . .      2,992      4,847     4,627    10,793      1,307
Fixed rate. . . . . . . . . . . . . . . . . . . . . .        401      1,244     2,004       568      1,670
Home equity fixed rate loans. . . . . . . . . . . . .        137        431     1,296     1,541      3,321
Home equity line of credit. . . . . . . . . . . . . .      4,425          -         -         -          -
Consumer loans. . . . . . . . . . . . . . . . . . . .        328      1,046     2,543         -          -
Commercial business loans . . . . . . . . . . . . . .        170      1,175     5,667     3,674      2,291
Mortgage-backed securities. . . . . . . . . . . . . .      1,390      5,496     5,607     8,167      4,219
Investment securities . . . . . . . . . . . . . . . .     23,177      3,506     2,664     2,515      8,538
-----------------------------------------------------------------------------------------------------------
 Total interest-earning assets. . . . . . . . . . . .  $  52,200   $ 46,245   $68,156   $44,185   $ 31,220
===========================================================================================================
WEIGHTED AVERAGE YIELD. . . . . . . . . . . . . . . .       5.37%      6.74%     6.92%     6.84%      6.86%
Interest-bearing liabilities:
Passbook accounts (1) . . . . . . . . . . . . . . . .      1,498      9,205    15,548    13,561     13,511
NOW accounts (1). . . . . . . . . . . . . . . . . . .      2,542      7,625     5,238         -          -
Money management accounts (1) . . . . . . . . . . . .     19,765          -         -         -          -
Certificate accounts. . . . . . . . . . . . . . . . .     15,282     33,695    24,847     8,405      4,201
Borrowings. . . . . . . . . . . . . . . . . . . . . .      7,700      7,000     8,500    12,350      7,310
Trust preferred obligations . . . . . . . . . . . . .      5,000          -         -         -          -
-----------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities. . . . . . . . . .  $  51,787   $ 57,525   $54,133   $34,316   $ 25,022
===========================================================================================================
WEIGHTED AVERAGE COST . . . . . . . . . . . . . . . .       2.47%      2.70%     3.00%     3.35%      2.98%
Interest-earning assets less interest-
bearing liabilities ("interest rate sensitivity gap")  $     413   $(11,280)  $14,023   $ 9,869   $  6,198
Cumulative excess (deficiency) of interest-
sensitive assets over interest-sensitive liabilities.  $     413   $(10,867)  $ 3,156   $13,025   $ 19,223
Interest sensitivity gap to total assets. . . . . . .       0.15%     -4.04%     5.03%     3.54%      2.22%
Cumulative interest sensitivity gap to total assets .       0.15%     -3.89%     1.13%     4.67%      6.89%
Ratio of interest-earning assets to interest-
bearing liabilities . . . . . . . . . . . . . . . . .     100.80%     80.39%   125.90%   128.76%    124.77%
Cumulative ratio of interest-earning assets to
interest-bearing liabilities. . . . . . . . . . . . .     100.80%     90.06%   101.93%   106.59%    108.63%
===========================================================================================================

                                                        More than
(Dollars in thousands)                                  10 Years      Total
---------------------------------------------------------------------------
Interest-earning assets:
Real estate loans:
Residential one-to-four family:
Market index ARM's. . . . . . . . . . . . . . . . . .  $        -   $ 51,289
Fixed rate. . . . . . . . . . . . . . . . . . . . . .       4,949     71,889
Commercial and multi-family:
ARM's . . . . . . . . . . . . . . . . . . . . . . . .           -     24,566
Fixed rate. . . . . . . . . . . . . . . . . . . . . .       2,204      8,091
Home equity fixed rate loans. . . . . . . . . . . . .           -      6,726
Home equity line of credit. . . . . . . . . . . . . .           -      4,425
Consumer loans. . . . . . . . . . . . . . . . . . . .           -      3,917
Commercial business loans . . . . . . . . . . . . . .         219     13,196
Mortgage-backed securities. . . . . . . . . . . . . .         281     25,160
Investment securities . . . . . . . . . . . . . . . .       3,660     44,060
---------------------------------------------------------------------------
 Total interest-earning assets. . . . . . . . . . . .  $   11,313   $253,319
=============================================================================
WEIGHTED AVERAGE YIELD. . . . . . . . . . . . . . . .        6.00%      6.52%
Interest-bearing liabilities:
Passbook accounts (1) . . . . . . . . . . . . . . . .      13,835     67,158
NOW accounts (1). . . . . . . . . . . . . . . . . . .           -     15,405
Money management accounts (1) . . . . . . . . . . . .           -     19,765
Certificate accounts. . . . . . . . . . . . . . . . .           -     86,430
Borrowings. . . . . . . . . . . . . . . . . . . . . .           -     42,860
Trust preferred obligations . . . . . . . . . . . . .           -      5,000
---------------------------------------------------------------------------
Total interest-bearing liabilities. . . . . . . . . .  $   13,835   $236,618
=============================================================================
WEIGHTED AVERAGE COST . . . . . . . . . . . . . . . .        0.84%      2.73%
Interest-earning assets less interest-
bearing liabilities ("interest rate sensitivity gap")  $   (2,522)
Cumulative excess (deficiency) of interest-
sensitive assets over interest-sensitive liabilities.  $   16,701
Interest sensitivity gap to total assets. . . . . . .       -0.90%
Cumulative interest sensitivity gap to total assets .        5.98%
Ratio of interest-earning assets to interest-
bearing liabilities . . . . . . . . . . . . . . . . .       81.77%
Cumulative ratio of interest-earning assets to
interest-bearing liabilities. . . . . . . . . . . . .      107.06%
=============================================================================

(1) The following assumptions have been used when analyzing nonmaturity deposits for GAP Table purposes: 16% of passbook account balances are assumed to reprice or mature within one year, 23% within 1 to 3 years and 20% within each of the remaining time periods. 66% of the NOW account balances are assumed to reprice or mature within one year, and the remaining 34% is assumed to reprice or mature within the 1 to 3 year time frame. 100% of the money management accounts are assumed to reprice within the first three months.

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

At December 31, 2002, the total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $10.9 million, representing a cumulative one-year gap ratio of a negative 3.89%.

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

CHANGES IN NET INTEREST INCOME AND NET PORTFOLIO VALUE

The following table measures the Company's interest rate risk exposure in terms of the percentage change in its net interest income and net portfolio value as a result of hypothetical changes in 100 basis point increments in market interest rates. Net portfolio value represents the fair value of net assets (determined as the market value of assets minus the market value of liabilities using a discounted cash flow technique). The table quantifies the changes in net interest income and net portfolio value to parallel shifts in the yield curve. The column "Percentage Change in Net Interest Income" measures the change to the next twelve month's projected net interest income, due to parallel shifts in the yield curve. The column "Percentage Change in Net Portfolio Value" measures changes in the current fair value of assets and liabilities due to parallel shifts in the yield curve. The column "NPV Capital Ratio" measures the ratio of the fair value of net assets to the fair value of total assets at the base case and in incremental interest rate shocks up and down 300 basis points. The Company uses these percentage changes as a means to measure interest rate risk exposure and quantifies those changes against guidelines set by the Board of Directors as part of the Company's Interest Rate Risk policy.

Simulation and net present value analysis demonstrate percentage changes to net interest income and net portfolio value of a negative 5.82% and a negative 11.39%, respectively, in an upward 200 basis point parallel shift in the yield curve.

The Company's current interest rate risk exposure is within those guidelines set forth.

                    2002                                                 2001
---------------------------------------------------------------------------------------------------
Change               Percentage      Percentage     Change              Percentage      Percentage
In          NPV       Change in      Change in        In       NPV       Change in      Change in
Interest  Capital   Net Interest   Net Portfolio   Interest  Capital   Net Interest   Net Portfolio
Rates      Ratio       Income          Value        Rates     Ratio       Income          Value
---------------------------------------------------------------------------------------------------
-300 . .    11.82%    -5.05%           1.19%         -300     11.60%          0.46%         4.14%
-200 . .    11.99%     0.17%           0.64%         -200     11.83%          2.08%         4.31%
-100 . .    12.37%     0.92%           1.90%         -100     12.21%          2.09%         5.83%
0. . . .    12.36%        -               -             0     11.78%             -             -
100. . .    12.12%    -2.41%          -3.84%          100     10.91%         -3.99%        -9.62%
200. . .    11.44%    -5.82%         -11.39%          200     10.01%         -8.63%       -19.04%
300. . .    10.58%    -9.66%         -20.10%          300      9.11%        -13.45%       -28.00%

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of funds are deposits, borrowed funds, amortization and prepayment of loans and maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Company manages the pricing of deposits to maintain a desired deposit balance. In addition, the Company invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. For additional information about cash flows from the Company's operating, financing, and investing activities, see "Statements of Cash Flows" included in the Financial Statements. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)
loans and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives. The Company's liquidity has been enhanced by its membership in the Federal Home Loan Bank of New York, whose competitive advance programs and lines of credit provide the Company with a safe, reliable and convenient source of funds.

A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and increases in deposit accounts and borrowed funds. The fluctuations in savings account deposits have caused the Company to rely, at times, on overnight borrowings for liquidity purposes. A significant decrease in deposits in the future could result in the Company having to seek other sources of funds for liquidity purposes. Such sources could include, but are not limited to, additional borrowings, trust preferred security offerings, brokered deposits, negotiated time deposits, the sale of "available-for-sale" investment securities, the sale of securitized loans, or the sale of whole loans. Such actions could result in higher interest expense costs and/or losses on the sale of securities or loans.

The Company's primary liquidity measurement tool is its liquidity position report, a static report used to identify the Company's current liquidity position. The report identifies the Company's liquid and short-term assets and short-term liabilities. Short-term liabilities are deducted from liquid/short term assets to derive available liquidity. Available liquidity is compared as a percentage of core deposits and total assets. In accordance with policy, available liquidity as a percentage of core deposits must exceed 8%, and availability liquidity as a percentage of total assets must exceed 3%. At December 31, 2002, these ratios were 12.4% and 5.2% respectively, excluding the Company's capacity to borrow additional funds from the Federal Home Loan Bank.

At December 31, 2002, the Company had outstanding loan commitments of $16.1 million. This amount includes the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less that one year at December 31, 2002 totaled $48.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

TWO YEAR SELECTED QUARTERLY DATA

                                                      For the Quarters Ended
---------------------------------------------------------------------------------------
                                            Dec. 31,   Sept. 30,   June 30,   Mar. 31,
(In Thousands Except Per Share Data)          2002        2002       2002       2002
--------------------------------------------------------------------------------------
Interest Income . . . . . . . . . . . . .  $   3,991   $    3,918  $   3,913  $   3,989
Interest Expense. . . . . . . . . . . . .      1,735        1,768      1,729      1,790
Net Interest Income . . . . . . . . . . .      2,256        2,150      2,184      2,199
Net (Loss) Income (1) . . . . . . . . . .       (110)         349        360        550
Net (Loss) Income Per Share (Basic) (1).   $   (0.04)  $     0.11  $    0.14  $    0.22
Net (Loss) Income Per Share (Diluted) (1)  $   (0.04)  $     0.11  $    0.14  $    0.21

(1) The quarters ending June 30, 2002 and March 31, 2002 were restated with adoption of FAS Statement No. 147. The results of the restatement increased net income $48,000 for each quarter and increased basic and diluted earning per share $0.02 for each quarter.

                                                  For the Quarters Ended
---------------------------------------------------------------------------------------
                                        Dec. 31,   Sept. 30,   June 30,   Mar. 31,
(In Thousands Except Per Share Data)      2001        2001       2001       2001
--------------------------------------------------------------------------------------
Interest Income. . . . . . . . . . .  $   4,031    $  4,074    $ 4,075    $ 4,157
Interest Expense . . . . . . . . . .      1,898       2,097      2,181      2,309
Net Interest Income. . . . . . . . .      2,133       1,977      1,894      1,849
Net Income . . . . . . . . . . . . .        537         443        356        267
Net Income Per  Share (Basic). . . .  $    0.21    $   0.17    $  0.14    $  0.10
Net Income Per Share (Diluted) . . .  $    0.21    $   0.17    $  0.14    $  0.10

                      MANAGEMENT'S DISCUSSION AND ANALYIS
                                  (continued)

The following table presents 2001 quarterly data on an adjusted basis with the affects of FASB Statement No. 147 shown as if the Statement was adopted January 1, 2001:

                                                      For the Quarters Ended
-----------------------------------------------------------------------------------------
                                              Dec. 31,   Sept. 30,   June 30,   Mar. 31,
(In Thousands Except Per Share Data)            2001        2001       2001       2001
-----------------------------------------------------------------------------------------
Reported net income. . . . . . . . . . . . .  $   537    $    443    $   356    $   267
Add back: goodwill amortization, net of tax.       48          48         48         48
-----------------------------------------------------------------------------------------
Adjusted  net income . . . . . . . . . . . .  $   585    $    491    $   404    $   315
=========================================================================================
Basic earnings per share:
Reported net income. . . . . . . . . . . . .  $  0.21    $   0.17    $  0.14    $  0.10
Goodwill amortization, net of tax. . . . . .     0.02        0.02       0.02       0.02
 -----------------------------------------------------------------------------------------
Adjusted  net income . . . . . . . . . . . .  $  0.23    $   0.19    $  0.16    $  0.12
=========================================================================================
Diluted earnings per share:
Reported net income. . . . . . . . . . . . .  $  0.20    $   0.17    $  0.14    $  0.10
Goodwill amortization, net of tax. . . . . .     0.02        0.02       0.02       0.02
-----------------------------------------------------------------------------------------
Adjusted  net income . . . . . . . . . . . .  $  0.22    $   0.19    $  0.16    $  0.12
=========================================================================================

COMMON STOCK AND RELATED MATTERS

The common stock trades and is listed on The Nasdaq SmallCap Stock Market under the symbol "PBHC" and the short name PathBcp. The common stock was issued on November 15, 1995 at $5.00 per share (adjusted for the three for two stock split on February 5, 1998). As of February 14, 2003, there were 525 shareholders of record and 2,441,882 outstanding shares of common stock.

SHARE REPURCHASES

On December 19, 2002, the Company announced its third share repurchase program for the purchase of up to 102,000 shares. At December 31, 2002, no shares have been repurchased as part of the program.

The following table sets forth the high and low closing bid prices and dividends paid per share of common stock for the periods indicated.


                                                Dividends
Quarter Ended             High         Low           Paid
----------------------------------------------------------
December 31, 2002.      $15.000      $11.910       $.0800
September 30, 2002       12.850       10.380        .0800
June 30, 2002. . .       14.990       12.750        .0700
March 31, 2002 . .       13.500       12.050        .0700
December 31, 2001.       14.000       12.100        .0700
September 30, 2001       14.150        7.840        .0700
June 30, 2001. . .        9.000        6.000        .0600
March 31, 2001 . .        6.750        5.500        .0600

Payment of dividends on the common stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, Pathfinder Bank and its subsidiaries results of operations and financial condition, tax considerations, and general economic conditions. The Company's mutual holding company, Pathfinder Bancorp. M.H.C., may elect to waive or receive dividends each time the Company declares a dividend. The election to waive the dividend receipt requires prior consent from the Office of Thrift Supervision.

                          INDEPENDENT AUDITORS' REPORT



Board  of  Directors  and  Shareholders
Pathfinder  Bancorp,  Inc.
Oswego,  New  York

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Pathfinder Bancorp, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 147, "Accounting for Certain Acquisitions of Bank or Thrift Institutions".




/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS  LLP
Syracuse,  New  York
January  31,  2003

                            STATEMENTS OF CONDITION

                                                                                                December 31,
------------------------------------------------------------------------------------------------------------------
                                                                                           2002           2001
------------------------------------------------------------------------------------------------------------------
ASSETS:
Cash and due from banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  7,026,126   $  5,433,029
Interest earning deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,714,279      2,160,927
------------------------------------------------------------------------------------------------------------------
Total cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . .    13,740,405      7,593,956
Investment securities, at fair value. . . . . . . . . . . . . . . . . . . . . . . . .    62,505,544     53,422,149
Mortgage loans held-for-sale. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,616,711      5,270,999
Loans:
Residential real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   119,560,715    106,839,162
Commercial real estate. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32,657,177     30,454,798
Consumer. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,068,204     12,615,168
Commercial. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13,196,188     14,357,635
------------------------------------------------------------------------------------------------------------------
Total Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   180,482,284    164,266,763
Less: Allowance for loan losses . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,480,874      1,679,215
------------------------------------------------------------------------------------------------------------------
Loans receivable, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   179,001,410    162,587,548

Premises and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,622,171      4,929,433
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,334,126      1,465,347
Other real estate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,395,714        632,465
Goodwill. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,840,226      2,341,854
Intangible asset, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,073,182              -
Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,926,378      6,270,671
------------------------------------------------------------------------------------------------------------------
Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $279,055,867   $244,514,422
==================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY:
Deposits:
Interest-bearing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $188,757,723   $156,553,658
Noninterest-bearing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,764,382     13,035,489
------------------------------------------------------------------------------------------------------------------
Total deposits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   204,522,105    169,589,147
Borrowed funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    42,860,000     49,440,500
Company obligated mandatorily redeemable preferred securities of subsidiary,
Pathfinder Statutory Trust I, holding solely junior subordinated debentures of
the Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,000,000              -
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,443,740      3,300,026
------------------------------------------------------------------------------------------------------------------
Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   255,825,845    222,329,673

Shareholders' equity:
Preferred stock, authorized shares 1,000,000; no shares issued or outstanding
Common stock, par value $.01 per share; authorized 10,000,000 shares;
2,914,669 and 2,894,220 shares issued;  and 2,610,496 and
2,600,995 shares outstanding, respectively. . . . . . . . . . . . . . . . . . . . . .        29,146         28,942
Additional paid in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,113,811      6,917,817
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19,745,651     19,015,639
Accumulated other comprehensive income. . . . . . . . . . . . . . . . . . . . . . . .       280,905         80,652
Unearned ESOP shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (124,467)      (173,142)
Treasury Stock, at cost; 304,173 and 293,225 shares, respectively . . . . . . . . . .    (3,815,024)    (3,685,159)
------------------------------------------------------------------------------------------------------------------
Total shareholders' equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    23,230,022     22,184,749
------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity. . . . . . . . . . . . . . . . . . . . . .  $279,055,867   $244,514,422
==================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                              STATEMENTS OF INCOME

                                                                       December 31,
-------------------------------------------------------------------------------------------------
                                                              2002          2001          2000
-------------------------------------------------------------------------------------------------
INTEREST INCOME:
Loans . . . . . . . . . . . . . . . . . . . . . . . . . .  $12,935,710  $12,555,321   $11,594,887
Interest and dividends on investments:
U.S. Treasury and agencies. . . . . . . . . . . . . . . .      165,468      374,859       769,857
State and political subdivisions. . . . . . . . . . . . .      322,091      335,619       362,565
Corporate obligations . . . . . . . . . . . . . . . . . .    1,142,979    1,533,398     1,530,415
Marketable equity securities. . . . . . . . . . . . . . .      180,494      181,099       181,337
Mortgage-backed securities. . . . . . . . . . . . . . . .      948,103    1,293,062     1,476,828
Federal funds sold and interest-earning deposits. . . . .      116,927       64,585         9,201
-------------------------------------------------------------------------------------------------
Total interest income . . . . . . . . . . . . . . . . . .   15,811,772   16,337,943    15,925,090

INTEREST EXPENSE:
Interest on deposits. . . . . . . . . . . . . . . . . . .    4,656,015    6,099,776     5,852,737
Interest on borrowed funds. . . . . . . . . . . . . . . .    2,366,554    2,385,163     2,679,658
-------------------------------------------------------------------------------------------------
Total interest expense. . . . . . . . . . . . . . . . . .    7,022,569    8,484,939     8,532,395

Net interest income . . . . . . . . . . . . . . . . . . .    8,789,203    7,853,004     7,392,695
PROVISION FOR LOAN LOSSES . . . . . . . . . . . . . . . .    1,374,989      707,899       244,380
-------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses . . .    7,414,214    7,145,105     7,148,315
-------------------------------------------------------------------------------------------------
OTHER INCOME:
Service charges on deposit accounts . . . . . . . . . . .      628,633      520,483       454,923
Increase in value of bank owned life insurance. . . . . .      179,246      245,909       165,288
Loan servicing fees . . . . . . . . . . . . . . . . . . .      265,465      174,784       111,597
Net gains on sale and impairment of investment securities      389,779      749,237         2,176
Net gains (losses) on sale of loans and other real estate      192,853     (240,241)      (33,549)
Other charges, commissions & fees . . . . . . . . . . . .      438,394      413,589       398,426
-------------------------------------------------------------------------------------------------
Total other income. . . . . . . . . . . . . . . . . . . .    2,094,370    1,863,761     1,098,861
-------------------------------------------------------------------------------------------------
OTHER EXPENSES:
Salaries and employee benefits. . . . . . . . . . . . . .    3,756,961    2,982,879     2,913,683
Building occupancy. . . . . . . . . . . . . . . . . . . .      795,957      820,085       821,703
Data processing expenses. . . . . . . . . . . . . . . . .      920,364      781,495       812,917
Professional and other services . . . . . . . . . . . . .      857,866      719,122       653,004
Amortization. . . . . . . . . . . . . . . . . . . . . . .       39,258      315,756       315,756
Other expenses. . . . . . . . . . . . . . . . . . . . . .    1,593,838    1,243,300     1,599,768
Unusual items . . . . . . . . . . . . . . . . . . . . . .            -            -       578,176
-------------------------------------------------------------------------------------------------
Total other expenses. . . . . . . . . . . . . . . . . . .    7,964,244    6,862,637     7,695,007

Income before income taxes. . . . . . . . . . . . . . . .    1,544,340    2,146,229       552,169
Provision for income taxes. . . . . . . . . . . . . . . .      388,061      543,739       196,287
-------------------------------------------------------------------------------------------------
NET INCOME. . . . . . . . . . . . . . . . . . . . . . . .  $ 1,156,279  $ 1,602,490   $   355,882
=================================================================================================
NET INCOME PER SHARE - BASIC. . . . . . . . . . . . . . .  $      0.45  $      0.62   $      0.14
=================================================================================================
NET INCOME PER SHARE - DILUTED. . . . . . . . . . . . . .  $      0.44  $      0.62   $      0.14
=================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                      STATEMENT OF CHANGES IN OWNERS EQUITY


                                                                             Additional      Unearned
                                         Common Stock Issued      Paid in      Retained     Stock-Based
                                          Shares      Amount      Capital      Earnings     Compensation
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999. . . . . . .  2,884,720  $ 288,472   $6,912,580   $18,121,372   $    (981,125)
Comprehensive income:
Net income                                                                       355,882
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains arising
during period
Reclassification adjustment for
gains included in net income
Other comprehensive income, before tax
Income tax provision
Other comprehensive income, net of tax
Comprehensive income:

ESOP shares earned                                                   9,468
Treasury stock purchased
Rescission of stock-based
compensation awards                                               (359,963)                      648,188
Stock based compensation earned                                                                  332,937
Dividends declared ($.24 per share)                                             (617,866)
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000. . . . . . .  2,884,720    288,472    6,562,085    17,859,388               -
Comprehensive income:
Net income                                                                     1,602,490
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains arising
during period
Reclassification adjustment for
gains included in net income
Other comprehensive income, before tax
Income tax provision
Other comprehensive income, net of tax
Comprehensive income:

Reduction in par value of common stock               (259,625)     259,625
ESOP shares earned                                                  33,692
Stock option exercised. . . . . . . . .      9,500         95       62,415
Treasury stock purchased
Dividends declared ($.26 per share)                                             (446,239)
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001. . . . . . .  2,894,220     28,942    6,917,817    19,015,639               -
Comprehensive income:
Net income                                                                     1,156,279
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains arising
during period
Reclassification adjustment for
gains included in net income
Other comprehensive income, before tax
Income tax provision
Other comprehensive income, net of tax
Comprehensive income:

ESOP shares earned                                                  57,340
Stock option exercised. . . . . . . . .     20,449        204      138,654
Treasury stock purchased
Dividends declared ($.30 per share)                                             (426,267)
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002. . . . . . .  2,914,669  $  29,146   $7,113,811   $19,745,651   $           -
========================================================================================================




                                                        Other Com-     Unearned
                                        Comprehensive   prehensive        ESOP      Treasury
                                         Income(Loss)   Income(Loss)     Shares       Stock         Total
----------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                              $   (895,894)  $(287,609)  $(3,083,184)  $20,074,612
Comprehensive income:
Net income. . . . . . . . . . . . . . .  $    355,882                                                355,882
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains arising
during period . . . . . . . . . . . . .     1,542,512
Reclassification adjustment for
gains included in net income. . . . . .         2,175
                                         -------------
Other comprehensive income, before tax.     1,544,687
Income tax provision. . . . . . . . . .      (617,874)
                                         -------------
Other comprehensive income, net of tax.       926,813        926,813                                 926,813
                                         -------------
Comprehensive income: . . . . . . . . .  $  1,282,695
                                         =============

ESOP shares earned                                                        60,379                      69,847
Treasury stock purchased                                                              (179,750)     (179,750)
Rescission of stock-based
compensation awards                                                                   (288,225)            -
Stock based compensation earned                                                                      332,937
Dividends declared ($.24 per share)                                                                 (617,866)
--------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                    30,919    (227,230)   (3,551,159)   20,962,475
Comprehensive income:
Net income. . . . . . . . . . . . . . .  $  1,602,490                                              1,602,490
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains arising
during period . . . . . . . . . . . . .       832,429
Reclassification adjustment for
gains included in net income. . . . . .      (749,237)
                                         -------------
Other comprehensive income, before tax.        83,192
Income tax provision. . . . . . . . . .       (33,459)
                                         -------------
Other comprehensive income, net of tax.        49,733         49,733                                  49,733
                                         -------------
Comprehensive income: . . . . . . . . .  $  1,652,223
                                         =============

Reduction in par value of common stock                                                                     -
ESOP shares earned                                                        54,088                      87,780
Stock option exercised                                                                                62,510
Treasury stock purchased                                                              (134,000)     (134,000)
Dividends declared ($.26 per share)                                                                 (446,239)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                                    80,652    (173,142)   (3,685,159)   22,184,749
Comprehensive income:
Net income. . . . . . . . . . . . . . .  $  1,156,279                                              1,156,279
Other comprehensive income, net of tax
Unrealized gains on securities:
Unrealized holding gains arising
during period . . . . . . . . . . . . .       723,235
Reclassification adjustment for
gains included in net income. . . . . .      (389,779)
                                         -------------
Other comprehensive income, before tax.       333,456
Income tax provision. . . . . . . . . .      (133,203)
                                         -------------
Other comprehensive income, net of tax.       200,253        200,253                                 200,253
                                         -------------
Comprehensive income: . . . . . . . . .  $  1,356,532
                                         =============

ESOP shares earned                                                        48,675                     106,015
Stock option exercised                                                                               138,858
Treasury stock purchased                                                              (129,865)     (129,865)
Dividends declared ($.30 per share)                                                                 (426,267)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                              $    280,905   $(124,467)  $(3,815,024)  $23,230,022
=============================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

                            STATEMENTS OF CASH FLOWS

                                                                      Years Ended December 31,
 -----------------------------------------------------------------------------------------------------
                                                                2002           2001           2000
 -----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net Income. . . . . . . . . . . . . . . . . . . . . . . .  $  1,156,279   $  1,602,490   $    355,882
 Adjustments to reconcile net income to net cash
 provided by operating activities:
 Provision for loan losses . . . . . . . . . . . . . . . .     1,374,989        707,899        244,380
 ESOP and other stock-based compensation earned. . . . . .       106,015         87,780        402,784
 Deferred income tax expense (benefit) . . . . . . . . . .       292,546       (296,228)       (60,553)
 Proceeds from sale of loans . . . . . . . . . . . . . . .    19,448,121     14,095,351        898,658
 Originations of loans held-for-sale . . . . . . . . . . .   (17,759,391)   (20,102,155)      (946,608)
 Realized loss/(gain) on:
 Sale of real estate loans acquired through foreclosure. .         5,283        133,451         13,717
 Loans . . . . . . . . . . . . . . . . . . . . . . . . . .       (34,442)       120,482          6,010
 Available-for-sale investment securities. . . . . . . . .      (389,779)      (749,237)        (2,175)
 Depreciation. . . . . . . . . . . . . . . . . . . . . . .       469,474        465,591        475,328
 Amortization of intangible assets . . . . . . . . . . . .        39,259        315,755        315,756
 Amortization of deferred financing costs. . . . . . . . .        15,100              -              -
 Increase in surrender value of life insurance . . . . . .      (179,246)      (245,908)      (119,288)
 Net accretion of premiums and discounts
 on investment securities. . . . . . . . . . . . . . . . .       (27,369)        (4,185)         3,577
 Decrease (increase) in interest receivable. . . . . . . .       131,221        213,242       (247,338)
 Net change in other assets and liabilities. . . . . . . .      (624,018)       426,771      1,608,477
-----------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities. . . .     4,024,042     (3,228,901)     2,948,607
======================================================================================================
INVESTING ACTIVITIES
 Purchase of investment securities available-for-sale. . .   (21,452,772)    (2,152,878)    (8,729,396)
 Purchase of investment securities held-to-maturity. . . .             -              -        (15,987)
 Proceeds from maturities and principle reductions of
 investment securities available-for-sale. . . . . . . . .    11,272,921      5,078,515      2,551,005
 Proceeds from sale:
 Available-for-sale investment securities. . . . . . . . .     1,847,060      9,601,934     10,377,141
 Real estate acquired through foreclosure. . . . . . . . .       369,768        466,517        380,980
 Sale of premises and equipment. . . . . . . . . . . . . .             -              -         96,626
 Net cash received in branch acquisition . . . . . . . . .    21,324,109              -              -
 Net increase in loans . . . . . . . . . . . . . . . . . .   (16,723,674)   (15,281,529)   (19,998,621)
 Purchase of premises and equipment. . . . . . . . . . . .      (911,275)      (783,326)      (314,099)
-----------------------------------------------------------------------------------------------------
Net cash used in investing activities. . . . . . . . . . .    (4,273,863)    (3,070,767)   (15,652,351)
======================================================================================================
FINANCING ACTIVITIES
 Net increase (decrease) in demand deposits, NOW accounts
 savings accounts, money management deposit accounts
 and escrow deposits . . . . . . . . . . . . . . . . . . .     6,423,999     10,485,060        (31,330)
 Net increase (decrease) in time deposits. . . . . . . . .     2,109,923     (2,355,203)     9,054,524
 Net repayments from borrowings. . . . . . . . . . . . . .    (6,580,500)     2,211,000      4,350,000
 Net proceeds from issuance of trust preferred securities.     4,849,000              -              -
 Proceeds from exercise of stock options . . . . . . . . .       138,858         62,510              -
 Cash dividends. . . . . . . . . . . . . . . . . . . . . .      (415,145)      (531,086)      (614,612)
 Treasury stock purchased. . . . . . . . . . . . . . . . .      (129,865)      (134,000)      (179,750)
-----------------------------------------------------------------------------------------------------
Net cash provided by financing activities. . . . . . . . .     6,396,270      9,738,281     12,578,832
=======================================================================================================
Increase in cash and cash equivalents. . . . . . . . . . .     6,146,449      3,438,613       (124,912)
Cash and cash equivalents at beginning of period . . . . .     7,593,956      4,155,343      4,280,255
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period . . . . . . . .  $ 13,740,405   $  7,593,956   $  4,155,343
=======================================================================================================
CASH PAID DURING THE PERIOD FOR:
 Interest. . . . . . . . . . . . . . . . . . . . . . . . .  $  7,122,065   $  8,555,605   $  8,463,078
 Income taxes paid . . . . . . . . . . . . . . . . . . . .       850,000        632,500         73,000
NON-CASH INVESTING ACTIVITY:
 Transfer of loans to other real estate. . . . . . . . . .     1,138,300        348,113        637,633
 Increase in unrealized gains and losses on
 available-for-sale investments securities . . . . . . . .      (333,456)       (83,192)     1,544,687
 Securitization of loans held as an investment security. .             -      1,355,095              -
NON-CASH FINANCING ACTIVITY:
 Dividends declared and unpaid . . . . . . . . . . . . . .        82,365         71,243        156,090

The accompanying notes are an integral part of the consolidated financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                          Year Ended December 31, 2002


NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The accompanying consolidated financial statements include the accounts of Pathfinder Bancorp, Inc. (the "Company") and its wholly owned subsidiaries, Pathfinder Bank (the "Bank") and Pathfinder Statutory Trust I. Pathfinder Statutory Trust I was formed in 2002 for the purpose of issuing mandatorily redeemable convertible securities which are considered Tier I capital under regulatory capital adequacy requirements (See Note 17). The Bank has three wholly owned operating subsidiaries, Pathfinder Commercial Bank, Whispering Oaks Development Inc. and Pathfinder REIT, Inc. All inter-company accounts and activity have been eliminated in consolidation. The Company has six full service offices located in Oswego County. The Company is primarily engaged in the business of attracting deposits from the general public in the Company's market area, and investing such deposits, together with other sources of funds, in loans secured by one-to-four family residential real estate, commercial real estate, business assets and investment securities.

Pathfinder Bancorp, M.H.C., (the "Holding Company") a mutual holding company whose activity is not included in the accompanying financial statements, owns approximately 60.6% of the outstanding common stock of the Company. Salaries, employee benefits and rent approximating $163,000, $160,000 and $141,000 were allocated from the Company to Pathfinder Bancorp, M.H.C. during 2002, 2001 and 2000, respectively.

During July 2001, Pathfinder Bancorp, Inc. completed its conversion to a federal charter. The charter conversion was completed pursuant to plans of charter conversion which were approved by the Office of Thrift Supervision. Upon completion of the conversion, authorized shares were increased from 9,000,000 to 10,000,000 with a change in par value of the outstanding shares of common stock from $0.10 per share to $0.01 per share on a one-for-one basis. The change in par value did not affect any of the existing rights of shareholders and has been recorded as an adjustment to additional paid-in-capital and common stock. In addition, 1,000,000 shares of preferred stock have been authorized, none of which are outstanding.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management has identified the allowance for loan losses to be the accounting area that requires the most subjective and complex judgements, and as such, could be the most subject to revision as new information becomes available.

The Company is subject to the regulations of various governmental agencies. The Company also undergoes periodic examinations by the regulatory agencies which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examinations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits (with original maturity of three months or less) and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. The estimated fair value of cash and cash equivalents approximates carrying value.

INVESTMENT SECURITIES

The Company classifies investment securities as held-to-maturity or available-for-sale. Held to maturity securities are those that the Company has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Available-for-sale securities are reported at fair value, with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of the applicable income tax effect. None of the Company's investment securities have been classified as trading securities. In conjunction with the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001, the Company reclassified its held-to-maturity securities with a cost and fair value of $129,000 into available-for-sale.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

Gains or losses on investment security transactions are based on the amortized cost of the specific securities sold. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Premiums and discounts on securities are amortized and accreted into income using the straight-line method over the period to first call or maturity.

The Company monitors investment securities for impairment on a quarterly basis by analyzing security credit ratings and related fair market values. When significant declines in fair market values or credit ratings are determined to be other than temporary, appropriate action is taken.

MORTGAGE LOANS HELD-FOR-SALE

Mortgage loans held-for-sale are carried at the lower of cost or fair value. Fair value is determined in the aggregate. As of December 31, 2002, the Company had no outstanding mortgage loan forward commitments. As of December 31, 2001, the Company had approximately $6,800,000 of mortgage loan forward commitments outstanding to hedge interest rate risk on certain committed and originated loans. In 2001, the Company recognized a loss of $187,000 on contracts settled in 2002.

LOANS

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. Interest income is generally recognized when income is earned using the interest method. Nonrefundable loan fees received and related direct origination costs incurred are deferred and amortized over the life of the loan using the interest method, resulting in a constant effective yield over the loan term. Deferred fees are recognized into income and deferred costs are charged to income immediately upon prepayment of the related loan.

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

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

OTHER REAL ESTATE

Properties acquired through foreclosure, or by deed in lieu of foreclosure, are carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated disposal costs. Write downs of, and expenses related to other real estate holdings included in noninterest expense were $155,000, $99,000 and $201,000 in 2002, 2001 and 2000, respectively.

INTANGIBLE ASSETS

Intangible assets represent core deposit intangibles and goodwill arising from acquisitions. Core deposit intangibles represent the premium the Company has paid for deposits acquired in excess of the cost incurred had the funds been purchased in the capital markets. Core deposit intangibles are amortized on a straight-line basis over a period of five years. Goodwill represents the excess cost of an acquisition over the fair value of the net assets acquired. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," and SFAS 147, "Accounting for Certain Acquisitions of Banking and Thrift Institutions." Under the provisions of SFAS 142 and SFAS 147, goodwill is no longer ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment using fair value methodologies. Prior to the adoption of SFAS 142 and SFAS 147, the Company's goodwill was amortized on a straight-line basis over 15 years.

MORTGAGE SERVICING RIGHTS

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

STOCK-BASED COMPENSATION

The Company accounts for stock awards issued to directors, officers and key employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25. This method requires that compensation expense be recognized to the extent that the fair value of the stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

Pro forma amounts of net income and earnings per share under Statement of Financial Accounting Standards No. 123 are as follows:

                                2002                2001               2000
-----------------------------------------------------------------------------
Net Income:
As reported                  $1,156,279          $1,602,490          $355,882
Pro forma                    $1,047,513          $1,456,481          $228,764

Earnings per share:  Basic   Diluted     Basic   Diluted     Basic   Diluted
------------------------------------------------------------------------------
As reported . . . .  $ 0.45  $     0.44  $ 0.62  $     0.62  $ 0.14  $   0.14
Pro forma . . . . .  $ 0.41  $     0.40  $ 0.57  $     0.56  $ 0.09  $   0.09

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following assumptions: risk free interest rate - 5.0% in 2002 and 2001 and 4.6% in 2000; dividend yield - 2.0% in 2002 and 2001 and 2.2% in 2000; market price volatility - 52.4% in 2002 and 2001 and 93.6% in 2000. An assumed weighted average option life of 6 years has been utilized for each year. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Therefore, the foregoing pro forma results are not likely to be representative of the effects of reported net income of future periods due to additional years of vesting. The weighted-average fair value per share of discounted options during 2001 is $15.38. No options were granted during 2002.

RETIREMENT BENEFITS

The Company has established tax qualified retirement plans covering substantially all full-time employees and certain part-time employees. Pension expense under these plans is charged to current operations and consists of several components of net pension cost based on various actuarial assumptions regarding future experience under the plans. In addition, the Company has unfunded deferred compensation and supplemental executive retirement plans for selected current and former employees and officers that provide benefits that cannot be paid from a qualified retirement plan due to Internal Revenue Code restrictions. These plans are nonqualified under the Internal Revenue Code, and assets used to fund benefit payments are not segregated from other assets of the Company, therefore, in general, a participant's or beneficiary's claim to benefits under these plans is as a general creditor.

TREASURY STOCK

Treasury stock purchases are recorded at cost. In 2002 and 2001, the Company purchased 11,000 and 10,000 shares of treasury stock at an average cost of $11.86 and $13.40 per share, respectively. On December 19, 2002, the Company announced its fourth share repurchase program for the purchase of up to 102,000 shares. The Company considers the common stock to be an attractive investment in view of the current price at which the common stock is trading relative to the Company's earnings per share, book value per share, and general market and economic factors.

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

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

                                         2002                       2001
-----------------------------------------------------------------------------------
                                Carrying     Estimated     Carrying     Estimated
                                Amounts     Fair Values     Amounts     Fair Values
------------------------------------------------------------------------------------
Cash and cash equivalents. .  $ 13,740,000  $ 13,740,000  $  7,594,000  $  7,594,000
Investment securities. . . .    62,506,000    62,506,000    53,422,000    53,422,000
Mortgage loans held-for-sale     3,617,000     4,004,000     5,271,000     5,450,000
Loans. . . . . . . . . . . .   180,482,000   188,459,000   164,267,000   162,458,000
Accrued interest receivable.     1,334,000     1,334,000     1,465,000     1,465,000
Deposits . . . . . . . . . .   204,522,000   198,005,000   169,589,000   163,297,000
Borrowed funds . . . . . . .    42,860,000    45,361,000    49,441,000    49,763,000
Trust preferred obligation .     5,000,000     5,793,000             -             -
====================================================================================


RECLASSIFICATION

Certain amounts from 2001 and 2000 have been reclassified to conform to the current year presentation. These reclassifications had no affect on net income as previously reported.

NOTE 2: NEW ACCOUNTING PRONOUNCEMENTS

On October 1, 2002, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 147, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." Statement 147 changes how the Company accounts for goodwill arising from branch acquisitions. Under previous FASB rulings, the goodwill arising from branch acquisitions was classified as an "unidentifiable intangible asset" and therefore subject to amortization. Statement 147 now classifies this intangible as goodwill. In accordance with the provisions of Statement 147, previously issued statements were restated to remove the amortization expense recorded on the goodwill since January 1, 2002. Goodwill is not subject to amortization, but will be reviewed annually for impairment.

The impact of the pronouncement on the financial statements is as follows:

                                             For  the  Twelve  Months  Ended  December  31:
-------------------------------------------------------------------------------------------
                                                    2002           2001          2000
-------------------------------------------------------------------------------------------
                                            (in thousands except for Earnings per Share Data)
Reported net income . . . . . . . . . . . . . . .  $1,156         $1,602         $ 356
Add back: goodwill amortization, net of tax . . .       -            193           193
-------------------------------------------------------------------------------------------
Adjusted net income . . . . . . . . . . . . . . .  $1,156         $1,795         $ 549
===========================================================================================
Basic earnings per share:
Reported net income . . . . . . . . . . . . . . .  $ 0.45         $ 0.62         $0.14
Goodwill amortization, net of tax . . . . . . . .       -           0.08          0.08
-------------------------------------------------------------------------------------------
Adjusted net income . . . . . . . . . . . . . . .  $ 0.45         $ 0.70         $0.22
===========================================================================================
Diluted earnings per share:
Reported net income . . . . . . . . . . . . . . .  $ 0.44         $ 0.62         $0.14
Goodwill amortization, net of tax . . . . . . . .       -           0.07          0.08
-------------------------------------------------------------------------------------------
Adjusted net income . . . . . . . . . . . . . . .  $ 0.44         $ 0.69         $0.22
===========================================================================================

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of FASB Statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This statement also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The Company will continue to account for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees".

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

NOTE 3: ACQUISITION

On October 25, 2002, the Company's subsidiary, Pathfinder Bank, acquired the Lacona, New York branch of Cayuga Bank. In conjunction with the acquisition, the Bank formed a limited-purpose commercial bank subsidiary, Pathfinder Commercial Bank, to serve the depository needs of public entities in its market area and to assume the municipal deposit liabilities of the Lacona branch. The transaction included approximately $26,400,000 in deposits, $2,300,000 in loans and $430,000 in vault cash and facilities and equipment. The acquisition reflects a premium on deposits liabilities assumed of approximately $2,400,000. The results of the Lacona branch operation have been included in the consolidated financial statements since the date of acquisition. As a result of the acquisition, the Company has expanded its service area and now has the ability to serve the needs of public entities in the market area.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

                              December 31, 2002
------------------------------------------------
Cash. . . . . . . . . . . .  $       21,558,800

Loans receivable. . . . . .           2,260,000
Reserve for loans . . . . .             (56,500)
------------------------------------------------
Net loans receivable. . . .           2,203,500

Bank premises and equipment             251,000
Other assets. . . . . . . .               9,700
Intangible assets . . . . .           2,376,000
------------------------------------------------
Total assets. . . . . . . .          26,399,000
===============================================

Deposits. . . . . . . . . .          26,399,000
------------------------------------------------
 Total liabilities. . . . .  $       26,399,000
===============================================

Intangible assets include $1,100,000 in core deposit intangibles amortized over a weighted-average useful life of 5 years. Accumulated amortization approximated $39,000 at December 31, 2002. The remaining $1,300,000 in intangible assets represents goodwill. Goodwill and the core deposit intangible will be deductible for tax purposes.

NOTE 4: INVESTMENT SECURITIES

The amortized cost and estimated fair value of investment securities are summarized as follows:

                                                           December  31,  2002
--------------------------------------------------------------------------------------------
                                                          Gross         Gross      Estimated
                                             Amortized  Unrealized    Unrealized     Fair
                                              Cost        Gains         Losses       Value
---------------------------------------------------------------------------------------------
Available-for-Sale:
Bond investments:
US Treasury and Agencies. . . . . . . . .  $ 4,378,243  $   87,728  $    (1,514)  $ 4,464,457
State and Political Subdivisions. . . . .    8,549,215     337,409      (22,719)    8,863,905
Corporate . . . . . . . . . . . . . . . .   15,375,316     429,445     (534,501)   15,270,260
Mortgage-backed . . . . . . . . . . . . .   24,439,493     727,012       (6,676)   25,159,829
---------------------------------------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . .   52,742,267   1,581,594     (565,410)   53,758,451
Stock investments:
Federal Home Loan Bank and Other. . . . .    9,295,102           -     (548,009)    8,747,093
---------------------------------------------------------------------------------------------
Total Available-for-Sale. . . . . . . . .   62,037,369  $1,581,594  $(1,113,419)  $62,505,544
                                                         ====================================
Net unrealized gain on available-for-Sale      468,175
-------------------------------------------------------
Grand Total Carrying Value. . . . . . . .  $62,505,544
=======================================================

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

                                                           December  31,  2001
 --------------------------------------------------------------------------------------------
                                                         Gross         Gross      Estimated
                                             Amortized  Unrealized    Unrealized     Fair
                                              Cost        Gains         Losses       Value
--------------------------------------------------------------------------------------------
Available-for-Sale:
Bond investments:
US Treasury and Agencies. . . . . . . . .  $ 5,970,651  $   86,809  $    (1,447)  $ 6,056,013
State and Political Subdivisions. . . . .    6,011,590     250,502      (28,360)    6,233,732
Corporate . . . . . . . . . . . . . . . .   20,949,051     286,489   (1,121,445)   20,114,095
Mortgage-backed . . . . . . . . . . . . .   14,121,236     438,535      (11,000)   14,548,771
--------------------------------------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . .   47,052,528   1,062,335   (1,162,252)   46,952,611
Stock investments:
Federal Home Loan Bank and Other. . . . .    6,234,902     234,636            -     6,469,538
--------------------------------------------------------------------------------------------
Total Available-for-Sale. . . . . . . . .   53,287,430  $1,296,971  $(1,162,252)  $53,422,149
                                                        =====================================
Net unrealized gain on available-for-Sale      134,719
------------------------------------------------------
Grand Total Carrying Value. . . . . . . .  $53,422,149
=======================================================

Gross gains of $665,000, $759,000 and $230,000 for 2002, 2001 and 2000,
respectively and gross losses of $9,000 and $228,000 for 2001 and 2000, respectively were realized on sales and calls of securities. In 2002, the Company recognized a $275,000 impairment loss on a corporate debt security.

Investment securities with a carrying value of $11,700,000 and cash and cash equivalents with a carrying value of $4,410,000 at December 31, 2002 were pledged to collateralize certain deposit and borrowing arrangements.

The amortized cost and estimated fair value of debt investments at December 31, 2002 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                        Amortized     Estimated
                                           Cost      Fair Value
----------------------------------------------------------------
Due in one year or less. . . . . . . .  $ 3,734,989  $ 3,796,142
Due after one year through five years.   13,317,470   13,814,737
Due after five years through ten years    4,859,722    4,764,354
Due after ten years. . . . . . . . . .    6,390,593    6,223,390
Mortgage-backed securities . . . . . .   24,439,493   25,159,828
----------------------------------------------------------------
Totals . . . . . . . . . . . . . . . .  $52,742,267  $53,758,451
================================================================

NOTE 5: LOANS

Major classifications of loans at December 31, are as follows:

                               2002           2001
-------------------------------------------------------
Real estate mortgages:
Conventional. . . . . . .  $115,171,923   $102,955,313
Construction. . . . . . .     4,388,792      3,883,849
Commercial. . . . . . . .    32,657,177     30,454,798
-------------------------------------------------------
                            152,217,892    137,293,960
-------------------------------------------------------

                                       32

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

Other loans:
Consumer. . . . . . . . .     3,718,774      3,223,780
Home Equity/2nd Mortgage.    11,151,317      9,262,035
Passbook loans. . . . . .       198,113        129,353
Lease financing . . . . .       431,555        244,230
Commercial. . . . . . . .    12,764,633     14,113,405
-------------------------------------------------------
                             28,264,392     26,972,803
-------------------------------------------------------
Total loans . . . . . . .   180,482,284    164,266,763
-------------------------------------------------------
Less:
Allowance for loan losses    (1,480,874)    (1,679,215)
-------------------------------------------------------
Loans receivable, net . .  $179,001,410   $162,587,548
=======================================================

The Company grants mortgage and consumer loans to customers throughout Oswego and parts of Onondaga counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtor's ability to honor their contracts is dependent upon the county's employment and economic conditions.

The amount of loans on which the Company has ceased accruing interest aggregated approximately $1,711,000 and $2,120,000 at December 31, 2002 and 2001,
respectively. The amount of interest not recorded related to these loans was approximately $141,000, $118,000 and $132,000 for 2002, 2001 and 2000,
respectively.

The following represents the approximate activity associated with loans to officers and directors during the fiscal year ending December 31, 2002:

  Balance  at  beginning  of  year     $3,614,000
  Originations                          4,157,000
  Principal  payments                  (2,430,000)
  ------------------------------------------------
  Balance  at  end  of  year           $5,341,000
  ================================================

Mortgage loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of mortgage loans serviced for others was approximately $41,428,000 and $29,056,000 at December 31, 2002 and 2001, respectively. Included in other assets is approximately $200,000 and $132,000 of mortgage servicing rights at December 31, 2002 and 2001, respectively.

NOTE 6: ALLOWANCES FOR LOAN LOSSES

Changes in the allowance for loan losses for the year ended December 31, are summarized as follows:

                                  2002         2001         2000
--------------------------------------------------------------------
Balance at beginning of year  $ 1,679,215   $1,273,707   $1,149,677
Recoveries credited. . . . .       31,916       62,330       19,615
Provision for loan losses. .    1,374,989      707,899      244,380
Reserve on acquired loans. .       56,500            -            -
Loans charged off. . . . . .   (1,661,746)    (364,721)    (139,965)
--------------------------------------------------------------------
Balance at end of year . . .  $ 1,480,874   $1,679,215   $1,273,707
====================================================================

At December 31, 2002, 2001 and 2000, the Company had no impaired loans for which specific valuation allowances were recorded.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

NOTE 7: PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, is as follows:

                                     2002        2001
--------------------------------------------------------
Land . . . . . . . . . . . . . .  $  674,773  $  631,773
Buildings. . . . . . . . . . . .   4,287,046   3,997,368
Furniture, fixture and equipment   4,606,257   3,643,165
Construction in progress . . . .     309,279     442,286
--------------------------------------------------------
                                   9,877,355   8,714,592
Less: Accumulated depreciation .   4,255,184   3,785,159
--------------------------------------------------------
                                  $5,622,171  $4,929,433
========================================================


NOTE 8: DEPOSITS

A  summary  of  amounts  due  to depositors at December 31, is shown as follows:

                                        2002          2001
---------------------------------------------------------------
Savings accounts . . . . . . . . .  $ 65,517,057  $ 60,816,000
Time accounts. . . . . . . . . . .    86,430,445    74,644,437
Money management accounts. . . . .    19,765,014     4,416,928
Demand deposit interest-bearing. .    15,404,423    15,231,309
Demand deposit noninterest-bearing    15,764,382    13,035,489
Mortgage escrow funds. . . . . . .     1,640,784     1,444,984
--------------------------------------------------------------
                                    $204,522,105  $169,589,147
==============================================================

Time deposits with balances in excess of $100,000 amounted to approximately $15,828,000 and $10,214,000 at December 31, 2002 and 2001, respectively. The approximate maturity of time deposits at December 31, is as follows:


                           2002                   2001
------------------ --------------------------------------------
Year of Maturity    Amount     Percent     Amount     Percent
---------------------------------------------------------------
1. . . . . . . .  $48,721,000     56.4%  $51,172,000     68.5%
2. . . . . . . .   14,101,000     16.3%   11,500,000     15.4%
3. . . . . . . .   10,520,000     12.2%    5,213,000      7.0%
4. . . . . . . .    6,252,000      7.2%    2,295,000      3.1%
5. . . . . . . .    2,608,000      3.0%    1,998,000      2.7%
Thereafter . . .    4,228,000      4.9%    2,466,000      3.3%
---------------------------------------------------------------
                  $86,430,000    100.0%  $74,644,000    100.0%
===============================================================



NOTE 9: BORROWED FUNDS

The composition of borrowings at December 31 are as follows:


                                                          2002         2001
-------------------------------------------------------------------------------
Short-term:
Repurchase agreements, Morgan Stanley . . . . . . . .  $         -  $ 2,668,000
FHLB advances . . . . . . . . . . . . . . . . . . . .    9,700,000   17,550,000
--------------------------------------------------------------------------------
Total short-term. . . . . . . . . . . . . . . . . . .    9,700,000   20,218,000
--------------------------------------------------------------------------------
Long-term:
FHLB Repurchase agreements. . . . . . . . . . . . . .    3,400,000      912,500
Advances. . . . . . . . . . . . . . . . . . . . . . .   29,760,000   28,310,000
--------------------------------------------------------------------------------
Total long-term . . . . . . . . . . . . . . . . . . .   33,160,000   29,222,500
Company obligated mandatorily redeemable preferred
securities of subsidiary trusts holding solely junior
subordinated debentures of the Company. . . . . . . .    5,000,000            -
--------------------------------------------------------------------------------
Total borrowings. . . . . . . . . . . . . . . . . . .  $47,860,000  $49,440,500
================================================================================

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

The principal balance, interest rate and maturity of the above borrowings at December 31, 2002 is as follows:

Term                                                    Principal      Rates
--------------------------------------------------------------------------------
Short-term:
Advances with FHLB
due within 3 months . . . . . . . . . . . . . . . . .  $ 2,700,000   2.52%-5.61%
due within 3-6 months . . . . . . . . . . . . . . . .    2,000,000   3.82%-4.76%
due within 6 months to 1 year . . . . . . . . . . . .    5,000,000   3.65%-7.13%
--------------------------------------------------------------------------------
Total short-term borrowings . . . . . . . . . . . . .  $ 9,700,000
================================================================================
Long-term:
Repurchase agreements with FHLB . . . . . . . . . . .  $ 3,400,000   5.56%-5.85%
--------------------------------------------------------------------------------
Advances with FHLB
due within 2 years. . . . . . . . . . . . . . . . . .    5,500,000   3.53%-5.43%
due within 3 years. . . . . . . . . . . . . . . . . .    3,000,000   4.15%-5.00%
due within 4 years. . . . . . . . . . . . . . . . . .    7,000,000   4.13%-5.32%
due after 5 years . . . . . . . . . . . . . . . . . .   14,260,000   4.70%-6.00%
--------------------------------------------------------------------------------
Total advances with FHLB. . . . . . . . . . . . . . .   29,760,000
--------------------------------------------------------------------------------
Company obligated mandatorily redeemable preferred
securities of subsidiary trusts holding solely junior
subordinated debentures of the Company. . . . . . . .    5,000,000  LIBOR +3.45%
--------------------------------------------------------------------------------
Total long-term borrowings. . . . . . . . . . . . . .  $38,160,000
================================================================================

Other information related to short term borrowings is as follows:

                                                2002          2001
---------------------------------------------------------------------
Maximum outstanding at any month end . . .  $ 9,700,000   $20,218,000
Average amount outstanding during the year   13,716,000    15,240,000
Average interest rate during the year. . .         3.75%         4.56%

The repurchase agreements with the Federal Home Loan Bank ("FHLB") are collateralized by certain investment securities, real estate mortgages and cash which had a carrying value of $3,401,000 at December 31, 2002. The overnight line of credit agreement with the FHLB is used for liquidity purposes. Interest on this line is determined at the time of borrowing. The average rate paid on the overnight line during 2002 approximated 1.64%. At December 31, 2002, $12,466,000 was available under the line of credit. In addition to the overnight line of credit program, the Company also has access to the FHLB's Term Advance Program under which it can borrow at various terms and interest rates. Residential mortgage loans with a carrying value of $91,324,000 have been pledged by the Company under a blanket collateral agreement to secure the Company's line of credit and term borrowings.


On June 26, 2002, the Company formed a wholly owned subsidiary, Pathfinder Statutory Trust I, a Connecticut business trust. The Trust issued $5,000,000 of 30 year floating rate Company-obligated pooled capital securities of Pathfinder Statutory Trust I. The Company borrowed the proceeds of the capital securities from its subsidiary by issuing floating rate junior subordinated deferrable interest debentures having substantially similar terms. The capital securities mature in 2032 and are treated as Tier 1 capital by the Federal Deposit Insurance Company and the Office of Thrift Supervision. The capital securities of the trust are a pooled trust preferred fund of Preferred Term Securities VI, Ltd. and are tied to the 3 month LIBOR plus 3.45% (4.85% at December 31, 2002) with a five year call provision. All of these securities are guaranteed by the Company. The Company capitalized $151,000 of deferred financing costs associated with the debt issuance which is being amortized on a straight line basis over the 5 year period to call date.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

NOTE 10: EMPLOYEE BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all employees. In addition, the Company provides certain health and life insurance benefits for eligible retired employees. Employees with less than 14 years of service as of January 1, 1995, are not eligible for the health and life insurance retirement benefits.

The following tables set forth the changes in the plan's benefit obligation, fair value of plan assets and prepaid (accrued) benefit (cost) as of December 31, 2002 and 2001:

                                                      Pension Benefits   Postretirement Benefits
                                                 ------------------------------------------------
                                                     2002         2001         2002        2001
                                                 ------------------------------------------------
Change in benefit obligations:
Benefit obligation at beginning of year . . . .  $2,479,215   $2,206,887   $ 362,456   $ 372,018
Service cost. . . . . . . . . . . . . . . . . .     118,697       85,697       1,708       1,538
Interest cost . . . . . . . . . . . . . . . . .     183,781      171,492      22,461      21,323
Actuarial gain. . . . . . . . . . . . . . . . .     402,687      161,168      14,762       5,715
Benefit paid. . . . . . . . . . . . . . . . . .    (157,424)    (146,029)    (33,811)    (31,750)
Plan amendment. . . . . . . . . . . . . . . . .       4,140            -           -      (6,388)
-------------------------------------------------------------------------------------------------
Benefit obligation at end of year . . . . . . .  $3,031,096   $2,479,215   $ 367,576   $ 362,456
-------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year.  $2,598,427   $3,187,163   $       -   $       -
Actual loss on plan assets. . . . . . . . . . .    (328,553)    (442,707)          -           -
Benefits paid . . . . . . . . . . . . . . . . .    (157,424)    (146,029)          -           -
Employer contributions. . . . . . . . . . . . .     380,074            -           -           -
-------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year. . . .  $2,492,524   $2,598,427   $       -   $       -
-------------------------------------------------------------------------------------------------
Components of prepaid/accrued benefit cost
Funded (unfunded) status. . . . . . . . . . . .  $ (538,572)  $  119,212   $(367,576)  $(362,456)
Unrecognized prior service cost . . . . . . . .         121        1,080           -           -
Unrecognized transition obligation. . . . . . .           -            -     173,546     192,065
Unrecognized actuarial net loss . . . . . . . .   1,380,111      436,512      45,604      30,309
-------------------------------------------------------------------------------------------------
Prepaid/(accrued) benefit/(cost). . . . . . . .  $  841,660   $  556,804   $(148,426)  $(140,082)
=================================================================================================

The increase in unrecognized net actuarial loss in 2002 compared with 2001 primarily resulted from the actual return on plan assets being less than the expected return on plan assets in 2002, combined with the reduction of the discount rate to 6.50% from 7.25% in 2001.

The significant assumptions used in determining the benefit obligation as of December 31, 2002 and 2001 is as follows:


Weighted average discount rate . . . . . . . . .     6.50%        7.25%        6.00%      6.50%
Expected long term rate of return on plan assets     9.00%        9.00%           -          -
Rate of increase in future compensation levels .     4.00%        4.50%           -          -

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement health care plans. The annual rates of increase in the per capita cost of covered medical and prescription drug benefits for year-end calculations were assumed to be 9.0% and 13.0%, respectively. This rate was assumed to decrease gradually to 5.0% in 2010 and remain at that level thereafter. A one-percentage point change in the health care cost trend rates would have the following effects:

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

                                          1 Percentage   1 Percentage
                                                 Point          Point
                                              Increase       Decrease
-----------------------------------------------------------------------
Effect on total of service and interest
cost components . . . . . . . . . . . . . .  $   2,005    $  (1,818)
Effect on postretirement benefit obligation     29,122      (26,706)

Pension plan assets consist primarily of temporary cash investments and listed stocks and bonds.

The composition of the net periodic benefit plan cost (benefit) for the years ended December 31, 2002, 2001 and 2000 is as follows:


                                                          Pension Benefits
----------------------------------------------------------------------------------
                                                    2002        2001        2000
----------------------------------------------------------------------------------
Service cost. . . . . . . . . . . . . . . . . .  $ 118,697   $  85,697   $  96,079
Interest cost . . . . . . . . . . . . . . . . .    183,781     171,492     201,808
Amortization of transition obligation . . . . .          -           -           -
Amortization of unrecognized prior service cost        959         959       1,050
Amortization of gains and losses. . . . . . . .     26,542     (11,922)     (4,696)
Expected return on plan assets. . . . . . . . .   (234,761)   (280,516)   (274,813)
Net affect of special termination benefits. . .          -           -     (28,282)
-----------------------------------------------------------------------------------
Net periodic benefit plan cost. . . . . . . . .  $  95,218   $ (34,290)  $  (8,854)
===================================================================================

                                                       Postretirement Benefits
----------------------------------------------------------------------------------
                                                    2002        2001        2000
----------------------------------------------------------------------------------
Service cost. . . . . . . . . . . . . . . . . .  $ 1,705     $ 1,538     $ 3,287
Interest cost . . . . . . . . . . . . . . . . .   22,461      21,323      23,536
Amortization of transition obligation . . . . .   18,522      18,522      18,978
Amortization of unrecognized prior service cost        -           -           -
Amortization of gains and losses. . . . . . . .      162         158         247
Expected return on plan assets. . . . . . . . .        -           -           -
Net affect of special termination benefits. . .        -           -           -
----------------------------------------------------------------------------------
Net periodic benefit plan cost. . . . . . . . .  $42,850     $41,541     $46,048
===================================================================================

During the first quarter of 2000, the Company offered early retirement benefits for all employees satisfying the established provisions. Total plan expense for 2000 includes a one time charge of $360,000 to reflect the early retirements benefits, as well as, one time credits for plan curtailment of $189,000 and plan settlement of $199,000 resulting from the settlement of the related participants' obligations.

The Company also offers a 401(k) plan to its employees. Contributions to this plan were $74,000, $52,000 and $41,000 for 2002, 2001 and 2000, respectively.


NOTE 11: DEFERRED COMPENSATION AND SUPPLEMENTAL RETIREMENT PLANS

The Company maintains optional deferred compensation plans for its directors whereby fees normally received are deferred and paid by the Company based upon a payment schedule commencing at age 65 and continue monthly for 10 years. Directors must serve on the board for a minimum of 5 years to be eligible for the Plan. At December 31, 2002 and 2001, other liabilities include approximately $1,143,000 and $1,116,000, respectively, relating to deferred compensation. Deferred compensation expense for the years ended December 31, 2002, 2001 and 2000 amounted to approximately $113,00, $94,000 and $68,000, respectively.

The Company has a supplemental executive retirement plan for the benefit of certain executive officers. At December 31, 2002 and 2001, other liabilities include approximately $495,000 and $515,000 accrued under these plans. Compensation expense includes approximately $74,000, $110,000 and $187,000 relating to the supplemental executive retirement plan for 2002, 2001 and 2000, respectively.

NOTE 12: STOCK BASED COMPENSATION PLANS

In February 1997, the Board of Directors approved an option plan and granted options there under with an exercise price equal to the market value of the Company's shares at the date of grant, subject to shareholder approval. Upon shareholder approval of the plans in December 1997, the excess of market value over exercise price ($6.583) for granted options approximated $1,330,000. This amount was recorded as unearned stock-based compensation within the shareholders' equity section of the consolidated statement of condition and was recognized as compensation expense ratably over the 6-year vesting period through 2001. Under the Stock Option Plan, up to 132,249 options have been authorized for grant of incentive stock options and nonqualified stock options.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)
All options have a 10-year term and vest and become exercisable ratably over a 6-year period. On December 19, 2000, the Board of Directors accepted the voluntary rescission of all issued and unvested incentive stock options and nonstatutory stock options under the Pathfinder Bank 1997 Stock Option Plan. As a result of the voluntary rescission of the unvested portion of the stock option grants, unearned stock based compensation was reduced by $386,000 during December of 2000. Compensation expense for the year ended December 31, 2000 approximated $204,000.

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

Activity in the Stock Option Plan is as follows:

                                                      Weighted
                                      Options          Average        Shares
                                  Outstanding   Exercise Price   Exercisable
----------------------------------------------------------------------------
Outstanding at December 31, 1999      122,250   $         6.583       44,250
Exercised. . . . . . . . . . . .            -                 -            -
Forfeited. . . . . . . . . . . .       (2,250)                -            -
Awards Rescinded . . . . . . . .      (36,000)                -            -
----------------------------------------------------------------------------
Outstanding at December 31, 2000       84,000   $         6.583       84,000
Granted. . . . . . . . . . . . .       38,499             8.335            -
Exercised. . . . . . . . . . . .       (9,500)                -            -
----------------------------------------------------------------------------
Outstanding at December 31, 2001      112,999   $         7.180       87,333
Exercised. . . . . . . . . . . .      (20,449)            6.790            -
----------------------------------------------------------------------------
Outstanding at December 31, 2002       92,550                 -       79,717
=============================================================================

During 2002, the exercise price ranged from $6.583 to $8.335. The weighted average exercise price of exercisable options was $7.093, $6.840 and $6.583 as of December 31, 2002, 2001 and 2000, respectively.

During 1997, the Company awarded 52,350 shares (52,950 authorized) of restricted stock under the Management Recognition and Retention Plan. The market value of shares awarded at the date of grant approximated $873,000 and has been recognized in the accompanying statement of condition as unearned stock-based compensation. Compensation expense for the year ended December 31, 2000 was $128,000. On December 19, 2000, the Board of Directors accepted the voluntary rescission of all issued and unvested awards under the 1997 Recognition and Retention Plan. Accordingly, the shares, which would have been earned by participants in the years 2000, 2001 and 2002 will be retained by the Recognition Plan. The Recognition Plan currently holds 15,750 shares as non-granted. As a result of the voluntary rescission of the unvested portion of the recognition plan grants, unearned stock based compensation was reduced by $263,000 during December of 2000.

The Bank sponsors an Employee Stock Ownership Plan (ESOP) for employees who have attained the age of 21 and who have completed a 12 month period of employment with the Bank during which they worked at least 1,000 hours. The Bank purchased 92,574 shares of common stock on behalf of the ESOP. The purchase of the shares was funded by a loan from the Company and the unearned shares are pledged as collateral for the borrowing. As the loan is repaid, earned shares are released from collateral and are allocated to the participants. As shares are earned, the Bank records compensation expense at the average market price of the shares during the period. Cash dividends received on unearned shares are allocated among the participants and are reported as compensation expense. ESOP compensation expense approximated $113,000, $88,000 and $70,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Total earned shares at December 31, 2002, 2001 and 2000 were 71,478, 63,228 and 53,878, respectively.
The estimated fair value of the remaining 21,096 unearned shares at December 31, 2002 is $310,000. Unearned ESOP shares are not considered outstanding for purposes of computing earnings per share.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

NOTE 13: INCOME TAXES

The provision for income taxes for the years ended December 31, is as follows:

                                 2002       2001       2000
-------------------------------------------------------------
Current . . . . . . . . . . .  $ 95,515  $ 839,967   $256,840
Change in valuation allowance    86,708          -          -
Deferred. . . . . . . . . . .   205,838   (296,228)   (60,553)
-------------------------------------------------------------
                               $388,061  $ 543,739   $196,287
==============================================================

The provision for income taxes includes the following:

                                2002      2001      2000
                               -------------------------------
Federal Income Tax . . . . .  $388,061  $520,379  $178,388
New York State Franchise Tax         -    23,360    17,899
-------------------------------------------------------------
                              $388,061  $543,739  $196,287
==============================================================

The components of net deferred tax asset (liability), included in other liabilities for the years ended December 31, are as follows:

                                                2002         2001
---------------------------------------------------------------------
Assets:
Deferred compensation. . . . . . . . . . .  $   637,607   $  643,049
Allowance for loan losses. . . . . . . . .      576,801      633,770
Postretirement benefits. . . . . . . . . .       59,904       55,211
AMT tax credit carryforward. . . . . . . .       71,079            -
Mortgage recording tax credit carryforward      202,111       73,082
NOL carryforward . . . . . . . . . . . . .      101,523            -
Valuation reserve on loans held for sale .            -       81,335
Investment impairment loss . . . . . . . .      107,113            -
Other. . . . . . . . . . . . . . . . . . .       16,266       83,397
---------------------------------------------------------------------
                                              1,772,404    1,569,844
Liabilities:
Prepaid pension. . . . . . . . . . . . . .     (327,826)    (220,550)
IIMF reserve . . . . . . . . . . . . . . .     (190,235)    (193,459)
Depreciation . . . . . . . . . . . . . . .     (194,022)     (92,320)
Accretion. . . . . . . . . . . . . . . . .      (65,267)     (48,019)
Loan origination fees. . . . . . . . . . .     (100,715)     (38,206)
Intangible assets. . . . . . . . . . . . .     (123,071)           -
Investment securities. . . . . . . . . . .     (187,270)     (54,070)
---------------------------------------------------------------------
                                             (1,188,406)    (646,624)
---------------------------------------------------------------------
Net deferred tax asset
before valuation allowance . . . . . . . .  $   583,998   $  923,220
---------------------------------------------------------------------
Less: valuation allowance. . . . . . . . .      (86,708)           -
---------------------------------------------------------------------
Net deferred tax asset . . . . . . . . . .  $   497,290   $  923,220
======================================================================

The Company's net operating loss can be carried back 5 years and carried forward 20 years. In addition, the Company has a New York State mortgage recording tax credit which has no carried forward limitations. As of December 31, 2002, the Company has recognized a 100% valuation allowance on a New York State net operating loss carryforward in the amount of $187,000. The valuation has been provided to account for the potential limitations on the utilization of these tax benefits. For all other deferred tax assets, the Company has determined that no valuation allowance is necessary as it is more likely than not deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and through future taxable income.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

A reconciliation of the federal statutory income tax rate to the effective income tax rate at December 31, is as follows:

                                   2002   2001    2000
-------------------------------------------------------

Federal statutory income tax rate  34.0%  34.0%   34.0%
State tax . . . . . . . . . . . .  (5.1)  (2.4)  (17.4)
Tax-exempt interest income
and other, net. . . . . . . . . .  (9.4)  (6.3)   18.9
Change in valuation allowance . .   5.6      -       -
-------------------------------------------------------
Effective income tax rate . . . .  25.1%  25.3%   35.5%
=======================================================

NOTE  14:  EARNINGS  PER  SHARE

Basic earnings per share is computed based on the weighted average shares outstanding. Diluted earnings per share is computed based on the weighted average shares outstanding adjusted for the dilutive effect of the assumed exercise of stock options during the year. The following is a reconciliation of basic to diluted earnings per share for the years ended December 31:

                                Earnings    Shares     EPS
--------------------------------------------------------------
2002  Net Income. . . . . . .  $1,156,279
Basic EPS . . . . . . . . . .   1,156,279  2,577,857  $0.45
--------------------------------------------------------------
Effect of dilutive securities
Stock options . . . . . . . .           -     45,491
Diluted EPS . . . . . . . . .  $1,156,279  2,623,348  $0.44
===============================================================
2001  Net Income. . . . . . .  $1,602,490
Basic EPS . . . . . . . . . .   1,602,490  2,567,048  $0.62
--------------------------------------------------------------
Effect of dilutive securities
Stock options . . . . . . . .           -     28,358
Diluted EPS . . . . . . . . .  $1,602,490  2,595,406  $0.62
===============================================================
2000  Net Income. . . . . . .  $  355,882
Basic EPS . . . . . . . . . .     355,882  2,556,493  $0.14
--------------------------------------------------------------
Effect of dilutive securities
Stock options . . . . . . . .           -      6,684
Diluted EPS . . . . . . . . .  $  355,882  2,563,177  $0.14
===============================================================

NOTE 15: COMMITMENTS AND CONTINGENCIES

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


                                                        Contract Amount
                                                -----------------------------
Financial instruments whose contract
amounts represent credit risk at December 31,        2002           2001
-----------------------------------------------------------------------------
Commitments to extend credit . . . . . . . . .  $16,085,000       $34,028,000

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitment amounts are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include residential real estate and income-producing commercial properties. $6,200,000 and $16,800,000 of the outstanding commitments at December 31, 2002 and 2001, respectively, represent commitments to make residential real estate and consumer loans. The fair value of these commitments as of December 31, 2002, 2001 and 2000, approximates the contract value.

The Company leases land and leasehold improvements under agreements that expire in various years with renewal options over the next 30 years. Rental expense, included in operating expenses, amounted to $21,000, $18,000 and $16,000 in 2002, 2001 and 2000, respectively. In October 2002, the Company entered into a land lease with one of its directors on an arms-length basis. The rent expense paid to the related party during 2002 was $5,250. Approximate minimum rental commitments for the noncancelable operating lease is as follows:


       Years Ending December 31:
---------------------------------------
2003 . . . . . . . . . . . .  $ 42,000
2004 . . . . . . . . . . . .    43,000
2005 . . . . . . . . . . . .    44,500
2006 . . . . . . . . . . . .    49,000
2007 . . . . . . . . . . . .    49,750
Thereafter . . . . . . . . .   282,500
--------------------------------------
Total minimum lease payments  $510,750
======================================

NOTE 16: DIVIDENDS AND RESTRICTIONS

The board of directors of Pathfinder Bancorp, M.H.C., determines whether the Holding Company will waive or receive dividends declared by the Company each time the Company declares a dividend, which is expected to be on a quarterly basis. The Holding Company may elect to receive dividends and utilize such funds to pay expenses or for other allowable purposes. The Office of Thrift Supervision ("OTS") has indicated that (i) the Holding Company shall provide the OTS annually with written notice of its intent to waive its dividends prior to the proposed date of the dividend, and the OTS shall have the authority to approve or deny any dividend waiver request; (ii) if a waiver is granted, dividends waived by the Holding Company will be excluded from the Company's capital accounts for purposes of calculating dividend payments to minority shareholders; (iii) the Company shall establish a restricted capital account in the amount of any dividends waived by the Holding Company, and the amount of any dividend waived by the Holding Company shall be available for declaration as a dividend solely to the Holding Company. During 2002, the Company paid cash dividends totaling $127,000 to the Holding Company. For the first, second and fourth quarters ending March 31, 2002, June 30, 2002 and December 31, 2002, respectively, the Holding Company waived the right to receive its portion of the cash dividends declared on March 19, 2002, June 18, 2002 and December 17, 2002, respectively. The Company maintains a restricted capital account with a $570,000 balance, representing the Holding Company's portion of dividends waived as of December 31, 2002.

The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed in Note 17, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations and policies. The amount of retained earnings legally available under these regulations approximated $1,800,000 as of December 31, 2002.

NOTE 17: REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guideline and the regulatory

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued) framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2002, the Bank's most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as "well-capitalized", under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized", the Bank must maintain total risk based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the tables below. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                                             To Be "Well-
                                                                                            Capitalized"
                                                                      For Capital           Under Prompt
                                                     Actual         Adequacy Purposes  Corrective Provisions
------------------------------------------------------------------------------------------------------------
                                                Amount     Ratio     Amount     Ratio     Amount     Ratio
 ------------------------------------------------------------------------------------------------------------
As of December 31, 2002:
Total Core Capital (to Risk-Weighted Assets)  $24,516,853   13.6%  $14,442,840    8.0%  $18,053,550   10.0%
Tier 1 Capital (to Risk-Weighted Assets) . .  $23,035,709   12.8%  $ 7,221,422    4.0%  $10,832,130    6.0%
Tier 1 Capital (to Average Assets) . . . . .  $23,035,709    8.8%  $10,504,140    4.0%  $13,130,175    5.0%
------------------------------------------------------------------------------------------------------------
As of December 31, 2001:
Total Core Capital (to Risk-Weighted Assets)  $21,441,458   12.9%  $13,246,640    8.0%  $16,558,300   10.0%
Tier 1 Capital (to Risk-Weighted Assets) . .  $19,762,243   11.9%  $ 6,623,320    4.0%  $ 9,934,980    6.0%
Tier 1 Capital (to Average Assets) . . . . .  $19,762,243    8.3%  $ 9,534,422    4.0%  $11,918,028    5.0%
------------------------------------------------------------------------------------------------------------

NOTE 18: SUBSEQUENT EVENT

On January 13, 2003, the Company reported the purchase of 160,114 shares of common stock at a price of $2.3 million, or $14.60 per share, from Jewelcor Management Inc. ("JMI"), which is owned by Mr. Seymour Holtzman. The repurchase represents approximately 6.1% of the Company's outstanding common stock as of December 31, 2002. At the close of trading on January 10, 2003, the trade date prior to entering the agreement, the bid for the Company's common stock was $14.55 and the ask was $14.95. The privately negotiated transaction with JMI is not part of the share repurchase program previously announced by the Company.

As part of the repurchase agreement, Mr. Holtzman and JMI, as well as those persons and entities who signed the Schedule 13D with Mr. Holtzman with respect to the Company's common stock, have agreed in writing, that neither they nor their affiliates will purchase shares of the Company's common stock for a period of five years. JMI has also agreed to stipulate to the discontinuance with prejudice of the lawsuit entitled "Jewlecor Management, Inc. v. Pathfinder Bancorp, Inc.", and to withdraw a shareholder proposal previously submitted by JMI.

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)

NOTE 19: PARENT COMPANY - FINANCIAL INFORMATION

The following represents the condensed financial information of Pathfinder Bancorp, Inc. for years ended December 31:


STATEMENTS OF CONDITION                        2002         2001
--------------------------------------------------------------------
ASSETS
Cash . . . . . . . . . . . . . . . . . . .  $ 3,185,445  $   797,274
Investments. . . . . . . . . . . . . . . .      450,450      150,000
Receivable from bank subsidiary. . . . . .      152,415      207,912
Investment in subsidiaries . . . . . . . .   24,616,171   21,138,562
Due from subsidiaries. . . . . . . . . . .       63,608            -
Other assets . . . . . . . . . . . . . . .       46,775       73,819
--------------------------------------------------------------------
Total assets . . . . . . . . . . . . . . .  $28,514,864  $22,367,567
====================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Accrued liabilities. . . . . . . . . . . .      129,842      106,761
Due to subsidiary. . . . . . . . . . . . .            -       76,057
Trust preferred debt . . . . . . . . . . .    5,155,000            -
Shareholders' equity . . . . . . . . . . .   23,230,022   22,184,749
--------------------------------------------------------------------
Total liabilities and shareholders' equity  $28,514,864  $22,367,567
====================================================================


STATEMENTS OF INCOME                                   2002         2001        2000
---------------------------------------------------------------------------------------
Interest income. . . . . . . . . . . . . . . . . .    $ 45,641     $ 42,436    $76,724
Interest expense . . . . . . . . . . . . . . . . .     142,400            -          -
---------------------------------------------------------------------------------------
(Loss) income from operations. . . . . . . . . . .     (96,759)      42,436     76,724
Operating expense. . . . . . . . . . . . . . . . .      71,703       65,369     72,691
Amortization of deferred financing costs . . . . .      15,100            -          -
---------------------------------------------------------------------------------------
(Loss) income before tax benefit and equity in
undistributed net income of subsidiaries . . . . .    (183,562)     (22,933)     4,033
---------------------------------------------------------------------------------------
Tax (benefit) provision. . . . . . . . . . . . . .     (71,589)      (8,944)     1,573
---------------------------------------------------------------------------------------
(Loss) income before equity in undistributed net
income of subsidiaries . . . . . . . . . . . . . .  $ (111,973)  $  (13,989)  $  2,460
---------------------------------------------------------------------------------------
Equity in undistributed net income of subsidiaries  $1,268,252   $1,616,479   $353,422
---------------------------------------------------------------------------------------
Net income . . . . . . . . . . . . . . . . . . . .  $1,156,279   $1,602,490   $355,882
=======================================================================================

                          NOTES TO FINANCIAL STATEMENTS
                    Year Ended December 31, 2002 (continued)


STATEMENTS OF CASH FLOW                        2002          2001         2000
---------------------------------------------------------------------------------------
Operating Activities
Net Income. . . . . . . . . . . . . . . .  $ 1,156,279   $ 1,602,490   $  355,882
Equity in undistributed
earnings of subsidiary. . . . . . . . . .   (1,268,252)   (1,616,479)    (353,422)
ESOP and other stock-based
compensation earned . . . . . . . . . . .      106,015        87,780      402,784
Amortization of deferred financing costs.       15,100             -            -
Other operating activities. . . . . . . .     (123,486)     (842,750)     (95,803)
---------------------------------------------------------------------------------------
Net cash (used in)/provided
by operating activities . . . . . . . . .     (114,344)     (768,959)     309,441
---------------------------------------------------------------------------------------
Investing Activities
Repayment of loan to
subsidiary. . . . . . . . . . . . . . . .       55,497        55,497       55,497
Dividends receivable. . . . . . . . . . .        4,170             -            -
Purchase of investments . . . . . . . . .     (155,000)            -            -
---------------------------------------------------------------------------------------
Net cash (used in)/provided by
investing activities. . . . . . . . . . .      (95,333)       55,497       55,497
---------------------------------------------------------------------------------------
Financing activities
Proceeds from exercise of
stock option plan . . . . . . . . . . . .      138,858        62,510            -
Proceeds from trust preferred obligation.    5,004,000             -            -
Investment in Bank subsidiary . . . . . .   (2,000,000)            -            -
Cash dividends. . . . . . . . . . . . . .     (415,145)     (531,086)    (614,612)
Treasury stock purchased. . . . . . . . .     (129,865)     (134,000)    (179,750)
---------------------------------------------------------------------------------------
Net cash provided by (used in)
financing activities. . . . . . . . . . .    2,597,848      (602,576)    (794,362)
---------------------------------------------------------------------------------------
Increase (decrease) in cash and
cash equivalents. . . . . . . . . . . . .    2,388,171    (1,316,038)    (429,424)
Cash and cash equivalents at
beginning of year . . . . . . . . . . . .      797,274     2,113,312    2,542,736
---------------------------------------------------------------------------------------
Cash and cash equivalents
at end of year. . . . . . . . . . . . . .  $ 3,185,445   $   797,274   $2,113,312
=======================================================================================

                              CORPORATE INFORMATION



Pathfinder Bancorp, Inc. . . . . . . . . .  Pamela S. Knox
BOARD OF DIRECTORS . . . . . . . . . . . .  Assistant Vice President, Lending
Chris C. Gagas, Chairman
Chris R. Burritt . . . . . . . . . . . . .  Laurie L. Lockwood
George P. Joyce. . . . . . . . . . . . . .  Assistant Vice President,
Raymond W. Jung. . . . . . . . . . . . . .  Assistant Controller,
Bruce E. Manwaring . . . . . . . . . . . .  Human Resource Officer
L. William Nelson
Janette Resnick. . . . . . . . . . . . . .  Will O'Brien
Thomas W. Schneider. . . . . . . . . . . .  Assistant Vice President,
Corte J. Spencer . . . . . . . . . . . . .  Business Relationship Manager
Steven W. Thomas
                                            Daniel R. Phillips
DIRECTORS EMERITUS . . . . . . . . . . . .  Assistant Vice President, MIS
Victor S. Oakes
Lawrence W. O'Brien. . . . . . . . . . . .  Shane R. Stepien
                                            Assistant Vice President,
PATHFINDER OFFICERS: . . . . . . . . . . .  Marketing Manager
Thomas W. Schneider
  President, Chief Executive Officer . . .  Michele C. Torbitt
                                            Assistant Vice President,
W. David Schermerhorn. . . . . . . . . . .  Electronic Commerce
  Executive Vice President,
  Loan Administration. . . . . . . . . . .  Anita J. Austin
                                            Auditor
John Devlin
  Vice President, Senior Commercial Lender  PATHFINDER BRANCH MANAGERS

James A. Dowd, CPA . . . . . . . . . . . .  Tara FitzGibbons, Main Office
  Vice President, Chief Financial Officer,  Craig J. Nessel, Plaza and
  Trust Officer. . . . . . . . . . . . . .  Eastside Offices
                                            Cynthia L. Claflin, Mexico Office
Edward Mervine, Esq. . . . . . . . . . . .  Tona L. Kempston, Fulton Office
  Vice President, General Counsel. . . . .  Denise M. Lyga, Lacona Office

Melissa A. Miller. . . . . . . . . . . . .  CORPORATE HEADQUARTERS
  Vice President, Operations,. . . . . . .  214 West First Street
  Corporate Secretary. . . . . . . . . . .  Oswego, NY  13126
                                            (315) 343-0057
Gregory L. Mills
  Vice President, Marketing, . . . . . . .  ANNUAL MEETING
  Branch Administration. . . . . . . . . .  Wednesday, April 30, 2003, 10:00 AM
                                            Econo Lodge Riverfront Hotel
Annette L. Burns, CPA. . .                  70 East First Street
  Controller . . . . . . . . . . . . . . .  Oswego, NY  13126

Cynthia L. Claflin . . . . . . . . . . . .  STOCK LISTING
  Assistant Vice President,. . . . . . . .  The Nasdaq Small Cap Market (SM)
  Mexico Branch Manager. . . . . . . . . .  Symbol: PBHC  Listing: PathBcp

Roberta Davis. . . . . . . . . . . . . . .  SPECIAL COUNSEL
  Assistant Treasurer. . . . . . . . . . .  Luse Lehman Gorman
                                            Pomerenk & Schick
Rhonda Hutchins. . . . . . . . . . . . . .  5335 Wisconsin Avenue N.W.
  Assistant Vice President, Sales Manager.  Suite 400
                                            Washington, D.C.  20015


INDEPENDENT AUDITORS
PricewaterhouseCoopers L.L.P.
One Lincoln Center
Syracuse, NY  13202

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016

INVESTOR RELATIONS
  Thomas W. Schneider
  President, Chief Executive
  Officer
James A. Dowd, CPA
  Vice President, Chief Financial
  Officer, Trust Officer

214 West First Street
Oswego, NY  13126
(315) 343-0057

GENERAL INQUIRIES AND REPORTS
A copy of the Bank's 2002 Annual
Report to the Securities and Exchange
Commission, Form 10-K, may be
obtained without charge by written
request of shareholders to:

Melissa A. Miller
  Vice President, Operations,
  Corporate Secretary
Pathfinder Bank
214 West First Street
Oswego, NY  13126

The public may read and copy any mate-
rials the Company files with the SEC
at the SEC's Public Reference Room at
450 Fifth Street, N.W., Washington, DC
20549.  The public may obtain informa-
tion on the operation of the Public Ref-erence Room by calling the SEC at 1-800-SEC-0330. The Company's filings are also available electronically free of charge at the SEC website:
http://www.sec.gov and at their
website:http://www.pathfinderbank.com

FDIC DISCLAIMER
This Annual Report has not been
reviewed, or confirmed for accuracy
or relevance, by the FDIC.


[LOGO] PathFinder
         Bancorp, Inc.

214 West First Street
Oswego, New York  13126